VMware Proxy Statement and Annual Report

2023

vmware®

Dear VMware Stockholders,

VMware's fiscal year 2023 ending February 3, 2023 ("**FY23**") marked another landmark year for the Company during which, on May 26, 2022, VMware entered into an Agreement and Plan of Merger ("**Merger Agreement**") with Broadcom Inc. ("**Broadcom**") providing for the acquisition of VMware by Broadcom (the "**Acquisition**"). The announcement of the Acquisition followed the successful completion of our spin-off from Dell Technologies Inc. in November 2021. We expect the Acquisition to be completed within Broadcom's fiscal year 2023, at which point Broadcom Software Group will rebrand and operate as VMware.

Post-close, we expect the new combined entity will offer customers even more choice and flexibility to modernize, build, deploy, connect and protect applications consistently, while accelerating software scale and growth opportunities. The Board of Directors (the "**Board**") worked closely with the VMware leadership team to negotiate with Broadcom a Merger Agreement that will bring these businesses together in a way that we expect will deliver long-term stockholder value, and we were pleased to see stockholders vote in November 2022 to approve the Acquisition.

Throughout this time, the Board has been, and continues to be, focused on overseeing the execution of VMware's strategy. VMware and its employees delivered solid performance in FY23, powering our innovation engine to help customers transform their businesses with our multi-cloud offerings. The Company achieved over $13 billion in total revenue and $4 billion in subscription and SaaS revenue for the year. We continued to make progress on our business model transition driven by our expanding subscription and SaaS portfolio, which resulted in FY23 subscription and SaaS annual recurring revenue growth of 30% year-over-year, totaling $4.66 billion. Further, in FY23, the Company continued to build a powerful, interconnected and diverse ecosystem to support customers' multi-cloud strategies. All major hyperscalers now have partnered to deliver VMware Cloud services or have VMware services available in their marketplaces; multiple global systems integrators partners launched dedicated VMware business units; and leading enterprise technology companies announced new solutions or capabilities built around VMware Cloud and VMware Tanzu.

We have continued to make notable strides in Environmental, Social and Governance ("**ESG**"), including enhanced reporting processes and controls, and progress towards the goals in our 2030 Agenda for the benefit of our stockholders, customers, suppliers and employees. VMware is on track to achieve net zero carbon emissions with validated, scienced-based targets by 2030. Also, we have advanced the development of sustainability innovation offerings. For example, in FY23 we introduced VMware Green Score in Aria Operations, which enables customers to track decarbonization efforts towards their own sustainability goals. The Board continues to provide oversight for VMware's ESG efforts, including those relating to product sustainability, greenhouse gas emissions, Diversity, Equity and Inclusion, data privacy and security. We continue to realize value from our commitment to ESG, including by mitigating risks and creating business opportunities for VMware, our partners and our customers.

Within this proxy statement, you will find additional details regarding VMware's corporate governance, executive compensation program and ESG initiatives. We value your investment in VMware and the opportunity to have served the Company on your behalf this past fiscal year. We are looking forward to our journey ahead and will continue our focus on the sustainable and long-term growth of the Company.

We value your participation in our Annual Meeting and encourage you to vote your shares through one of the available options listed in this proxy.

Sincerely,

The VMware Board of Directors


VMWARE, INC.

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JULY 13, 2023


To the Stockholders of VMware, Inc.:

Notice is hereby given that the annual meeting of stockholders of VMware, Inc., a Delaware corporation, will be held on Thursday, July 13, 2023, at 8:30 a.m. Pacific time ("**Annual Meeting**"). This year's Annual Meeting will be a completely virtual, live, audio webcast meeting of stockholders.

We will also offer a webcast of the Annual Meeting on the Investor Relations page of our website at *ir.vmware.com*. A recording of the webcast will be available on our website for approximately 60 days following our meeting.

We are holding the meeting for the following purposes:

1. to elect three members nominated by us to our Board of Directors to serve as Class I directors, each for a three-year term expiring at the 2026 Annual Meeting;

2. to vote, on an advisory basis, to approve named executive officer compensation;

3. to vote, on an advisory basis, on the frequency of future advisory votes on named executive officer compensation;

4. to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent auditor for the fiscal year ending February 2, 2024; and

5. to transact any and all other business that may properly come before the meeting or any adjournments thereof.

All stockholders of record of our common stock at the close of business on May 15, 2023, the record date, are entitled to notice of and to vote at the Annual Meeting and any adjournments thereof.

VMware common stockholders may cast their votes by completing a proxy. Whether or not you plan to participate in the meeting, please cast your vote as instructed in the notice regarding the availability of proxy materials over the Internet or by telephone, as promptly as possible. You may request a paper proxy card to submit your vote by mail, if you prefer. We encourage you to vote via the Internet prior to the meeting by visiting *proxyvote.com*. Internet voting is convenient, helps reduce the environmental impact of the Annual Meeting and saves us postage and processing costs. This Notice of Annual Meeting and Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended February 3, 2023 are available at *proxyvote.com*.

Stockholders of record as of May 15, 2023 will be able to participate in the Annual Meeting by visiting *virtualshareholdermeeting.com/VMW2023* and entering the 16-digit control number included in your notice of Internet availability of the proxy materials, on your proxy card or in the instructions that accompanied your proxy materials.

The Annual Meeting will begin promptly at 8:30 a.m. Pacific time. Online check-in will be available beginning at 8:15 a.m. Pacific time. Please allow ample time for the online check-in procedures.

By order of the Board of Directors

Amy Fliegelman Olli

Amy Fliegelman Olli
Executive Vice President, General Counsel and Secretary

Palo Alto, California
June 1, 2023

Table of Contents

Proxy


VMWARE, INC.
3401 Hillview Avenue
Palo Alto, California, 94304
PROXY STATEMENT

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PROXY SUMMARY


2023 Annual Meeting

We invite our stockholders to participate in our 2023 annual meeting of stockholders ("**Annual Meeting**") and to vote on the proposals described in this proxy statement. The Annual Meeting will take place on Thursday, July 13, 2023 at 8:30 a.m. Pacific time via live audio webcast at *virtualshareholdermeeting.com/VMW2023*. You will need the 16-digit control number provided on the notice of Internet availability of proxy materials ("**Proxy Notice**") or your proxy card in order to participate in the meeting at that website. We will also offer a webcast of the Annual Meeting on the Investor Relations page of our website at *ir.vmware.com* that will allow you to listen to the Annual Meeting but will not provide the opportunity to participate.

If you owned VMware Class A common stock ("**Common Stock**") at the close of business on May 15, 2023 ("**Record Date**"), then you may participate in and vote at the meeting. There are four items that are scheduled to be voted on at the Annual Meeting:

- election of three members nominated by us to the Board of Directors ("**Board**") to serve as Class I directors, each for a three-year term expiring at the 2026 Annual Meeting;

- an advisory vote to approve named executive officer compensation;

- an advisory vote to approve the frequency of future advisory votes on named executive officer compensation; and

- ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP ("**PwC**") as our independent auditor for the fiscal year ending February 2, 2024.

We are not aware of any matters to be presented at the Annual Meeting other than those described in this proxy statement. If any matters not described in this proxy statement are properly presented at the meeting, the proxy holders will use their discretion to determine how to vote your shares. For additional information about the Annual Meeting see "*Information About the Annual Meeting.*"

References to "VMware," the "Company," "we" and "our" in this proxy statement refer to VMware, Inc., a Delaware corporation. Our fiscal year is the 52 or 53 weeks ending on the Friday nearest to January 31 of each year. We refer to our fiscal years ending February 3, 2023, January 28, 2022 and January 29, 2021 as "**FY23**," "**FY22**" and "**FY21**," respectively. FY23 was a 53-week fiscal year, while FY22 and FY21 were each 52-week fiscal years.

FY23 Business Highlights

As demand for computing capacity continues to build and companies increasingly deploy a multi-cloud approach, VMware software provides a flexible digital foundation to enable customers in their digital transformation. Our strategy is to be the trusted multi-cloud platform and partner to our customers, putting VMware in the center of the ecosystem.

Competitive Differentiators	Key Growth Drivers
• Trusted foundation for most enterprise mission critical workloads today	• Capture new workloads and users
• Industry-leading products that address key strategic customer priorities	• Migrate existing workloads to higher value cloud and subscription platforms
• Robust strategic partnerships across all major cloud providers and infrastructure companies	• Drive broader portfolio adoption across installed base
	• Progressively make our products available as subscription and software-as-a-service ("**SaaS**")

Following the successful completion of VMware's spin-off from Dell Technologies Inc. ("**Dell**") in November 2021 (the "**Spin-Off**"), in FY23, VMware's management team remained focused on expanding the capabilities of our cloud and subscription- and SaaS-based offerings. For FY23, subscription and SaaS revenue increased 25% year over year, representing 30% of total revenue for FY23.[1] Subscription and SaaS annual recurring revenue ("**ARR**") exiting FY23 was $4.66 billion, an increase of 30% from FY22.[2]

We continued to enable our customers' application transformation by providing a modern platform with development, security and operations capabilities and multi-cloud management offerings to help them build, manage and secure their modern applications on any cloud, with both VMware Tanzu and VMware Aria. We also continued to enable customers to modernize and migrate enterprise workloads to all major hyperscalers, sovereign clouds, private clouds and the edge with VMware Cloud built on vSphere, NSX and vSAN.

VMware continues to focus on the delivery of VMware Anywhere Workspace for the distributed workforce of today and the future with Unified Endpoint Management, Virtual Desktop Infrastructure and Desktop-as-a-Service, Digital Employee Experience, and Workspace ONE Mobile Threat Defense offerings completing this solution.

_____

[1] The extra week during the fourth quarter of FY23 resulted in incremental ratable and professional services revenue on a comparable basis. For more information about impacts of the extra week in FY23, see our FY23 earnings release on March 2, 2023.

[2] ARR is an operating measure VMware uses to assess the strength of the Company's subscription and SaaS offerings. ARR is a performance metric and should be viewed independently of, and not as a substitute for or combined with, revenue and unearned revenue. ARR represents the annualized value of VMware's committed customer subscription and SaaS contracts as of the end of the reporting period, assuming any contract that expires during the next 12 months is renewed on its existing terms and any applicable termination for convenience rights are not exercised, except that, for consumption-based subscription and SaaS offerings, ARR represents the annualized quarterly revenue based on revenue recognized for the current reporting period.

Executive Transition

On May 23, 2023, Zane Rowe resigned from his position as VMware's Chief Financial Officer ("**CFO**") and Executive Vice President, effective June 9, 2023. On May 25, 2023, VMware announced the appointment of Karen Dykstra, a member of the VMware Board, as the Company's CFO, effective as of June 9, 2023. Upon Ms. Dykstra's agreement to serve as CFO, she resigned from serving as a member and Chair of each of the Audit Committee and the Nominating, Governance and Related Persons Transactions Committee ("**Governance Committee**"), which committees are constituted entirely and solely of independent directors. Michael Brown, a member and former Chair of the Audit Committee, was elected the Chair of VMware's Audit Committee, and Paul Sagan, Lead Independent Director, Chair of the Compensation Committee and member of the Governance Committee, was elected the Chair of VMware's Governance Committee. Ms. Dykstra will continue to serve on the Board.

Board of Directors Highlights

The following section provides summary information about our current directors. See *"Board of Directors"* for more information.

	Age	Director Since	Term Expiration	Annual Meeting Nominee	Committee Memberships			
					Audit	Compensation	M&A	Governance
Nicole Anasenes *CFO, Ansys*	50	2022	2025		M			
Anthony Bates *CEO, Genesys Cloud Services*	56	2016	2023	✓		M	C	
Marianne Brown *Former Co-COO, Global Financial Solutions, FIS*	64	2019	2025		M	M		
Michael Brown *Former CFO, Microsoft*	77	2007	2024		C	M		M
Michael Dell *Chairman of the Board, VMware* *CEO, Dell Technologies*	58	2016	2023	✓			M	
Kenneth Denman *General Partner, Sway Ventures*	64	2021	2024				M	M
Egon Durban *Co-CEO, Silver Lake*	49	2016	2023	✓			M	
Karen Dykstra *CFO, VMware (effective June 9, 2023)* *Former CFO, AOL*	64	2016	2024					
Raghu Raghuram *CEO, VMware*	60	2021	2024				M	
Paul Sagan *Lead Independent Director, VMware* *Senior Advisor, General Catalyst*	64	2014	2025			C		C

M Committee Member

C Committee Chair

The following matrix summarizes what our Board believes are some of the most relevant types of skills, qualities, attributes, experience and diversity of backgrounds possessed by our directors. While the Board considered these characteristics in connection with the director nomination process, the following matrix does not encompass all experience, qualifications, attributes or skills of our directors. We define underrepresented community member in this proxy statement to include persons who self-identify as Black, African American, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, Alaska Native, gay, lesbian, bisexual and transgender. Our directors' biographies describe each director's background and relevant experience in more detail. See "*Board of Directors*" for more information.

	Anasenes	Bates	Marianne Brown	Michael Brown	Dell	Denman	Durban	Dykstra	Raghuram	Sagan
Qualifications and Expertise										
Executive Leadership — Experience as CEO or senior executive at a public company or other large organization	•	•	•	•	•	•	•	•	•	•
Global Business — Leadership experience involving international operations or relations	•	•	•	•	•	•	•	•	•	•
Software and SaaS — Significant technical or business experience in software and SaaS industries	•	•	•	•	•	•	•	•	•	•
Sales, Marketing and Brand Management — Leadership experience in go-to-market, sales, marketing or brand management initiatives		•	•		•	•			•	•
Finance — Expertise in corporate finance, accounting or financial reporting	•		•	•	•	•	•	•		•
Information Security — Significant cybersecurity knowledge and experience	•		•		•	•			•	•
Public Company Board Service — Current or past service on other public company boards	•	•	•	•	•	•	•	•		•
Demographics										
Underrepresented Community Member						•			•	
Gender Diversity	•		•					•		
Born Outside the United States		•					•		•	

4

Balanced Mix of Tenures	**Board Diversity**





■ Gender diverse   ■ Underrepresented community member   ■ Remainder

Corporate Governance Highlights

Our corporate governance practices promote independent, rigorous oversight. See *"Corporate Governance"* and *"Compensation Discussion and Analysis—Executive Compensation Governance"* for more information.

✓ Single-class stock	✓ Ongoing stockholder engagement
✓ Majority vote standard for directors in uncontested elections	✓ Clawback policy
✓ Robust Lead Independent Director role	✓ Double-trigger change in control
✓ Key Board committees are 100% independent	✓ Stock ownership guidelines (6x base salary for CEO)
✓ Annual Board, committee and director evaluations	✓ Anti-hedging policy
✓ Executive sessions of directors held without the CEO at each regularly scheduled Board meeting	✓ Governance Committee reviews transactions with related persons

Executive Compensation Highlights

In designing VMware's executive compensation program, the Compensation Committee focuses on incentivizing long-term value creation and closely aligning pay with performance. See *"Compensation Discussion and Analysis"* for more information.

Pay Mix:
CEO's FY23
Total Target Compensation


Salary 6%
Bonus 11%
PSU 50%
94%
Performance-
Based
RSU 33%

Pay Mix:
Average of Other NEOs' FY23
Total Target Compensation


Salary 9%
Bonus 9%
PSU 49%
91%
Performance-
Based
RSU 33%

Note: The charts above reflect the pay mix applicable to our Chief Executive Officer ("**CEO**") and other Named Executive Officers (each a "**NEO**"), on average. For purposes of determining the percentages shown above for NEO annual compensation opportunities: (1) annual base salary reflects the rates approved in effect during FY23, including the rate after the increase for our General Counsel as discussed in "*Compensation Discussion and Analysis—Section 3: Base Salary*"; (2) cash bonus target opportunity reflects the target opportunity expressed as a percentage of salary approved in effect during FY23, including the rate after the increase for our CEO as discussed in "*Compensation Discussion and Analysis—Section 4: Annual Performance-Based Bonus*"; and (3) the equity components reflect the "Selected Value" as discussed in "*Compensation Discussion and Analysis—Section 5: Long-Term Incentives*".

Environmental, Social and Governance Highlights

In FY23, our comprehensive governance structure related to our Environmental, Social and Governance ("**ESG**") initiatives promoted effective oversight and increased accountability around our ESG efforts. See "*Environmental, Social and Governance*" for more information.


Board of Directors
Full Board reviews ESG matters at least annually, and committees of the Board engage in focused ESG oversight activities on an ongoing basis
ESG Executive Sponsors
Senior executives meet quarterly to provide ESG strategy direction and review progress toward VMware's 2030 Agenda
ESG Leadership Council
Senior functional and business unit leaders meet quarterly to monitor progress against 2030 goals
ESG Office
Dedicated ESG team maintains ongoing focus on measuring and tracking progress against our goals, to provide responsible ESG reporting

We also continued to make progress on our 2030 Agenda, our 10-year commitment to reaching 30 ESG goals that align with VMware's core business strategy and aim to drive business outcomes on three pillars: Sustainability, Equity and Trust.

Our FY23 progress toward our 2030 Agenda included:

- 33% of our global hires self-identified as a woman, and 16% of U.S. hires self-identified as an underrepresented minority in FY23.

- 20% of our suppliers (by spend) have set science-based targets, and a further 32% have publicly committed to setting science-based targets.

- Added company-wide diversity, equity and inclusion ("**DEI**") goals as a component of funding for all bonus-eligible employees.

- Formally launched the VMware Reverse Mentorship program to support employee career growth and create more inclusive leaders, engaging 44% of Senior Vice Presidents and above.

- Recognized for DEI progress by being ranked second overall on the Forbes 2022 The Best Employers for Diversity.

- Recognized for environmental sustainability performance by being invited to the Dow Jones Sustainability World Index and Dow Jones Sustainability North America Index for the 3rd consecutive year and named to the Carbon Disclosure Project ("**CDP**") 2022 Climate Change A-List.

- Recognized as a responsible company by being named for the sixth consecutive year to America's Most Just Companies 2023 by JUST Capital as well as being ranked in America's Most Trustworthy Companies 2023 by Newsweek.

Stockholder Engagement Philosophy

We continue to believe that communications from stockholders and ongoing stockholder outreach provides our Board and management team with valuable feedback from investors. Our Board and management team consider stockholder feedback to be an important component of their decision-making processes, and strategic engagement positions VMware to better understand the most important issues at hand for our investors. See "*Corporate Governance—Stockholder Engagement*" for more information.

Agreement and Plan of Merger with Broadcom

On May 26, 2022, VMware entered into an Agreement and Plan of Merger ("**Merger Agreement**") with Broadcom Inc. ("**Broadcom**") providing for the acquisition of VMware by Broadcom (the "**Acquisition**"). Under the terms of the Merger Agreement, each VMware stockholder will be entitled to elect to receive, per VMware Common Stock share, either $142.50 in cash or 0.25200 of a share of Broadcom common stock, subject to proration. In total, 50% of VMware stock will be converted into the cash election option and 50% into the stock election option. The Annual Meeting does not relate to the pending Acquisition. Until the transaction is completed, we will continue to function as an independent public company, and therefore, we are filing this proxy statement and Proxy Notice in the ordinary course.

CORPORATE GOVERNANCE

Our Board is committed to maintaining strong corporate governance practices. Our Board has adopted Corporate Governance Guidelines to provide a framework for the effective governance of VMware. Additionally, our Board has adopted written charters for its standing committees (Audit; Compensation; Mergers and Acquisitions ("**M&A**"); and Governance), as well as Business Conduct Guidelines applicable to all directors, officers and employees. Our Board reviews the Corporate Governance Guidelines, the committee charters and the Business Conduct Guidelines periodically and implements changes as appropriate. Information about our corporate governance practices and copies of the Corporate Governance Guidelines, committee charters and Business Conduct Guidelines are available in the Governance subsection of the Investor Relations page of our website at *ir.vmware.com*. VMware will provide stockholders with a copy of its Corporate Governance Guidelines, committee charters and Business Conduct Guidelines, without charge, upon written request to Investor Relations at VMware, Inc., 3401 Hillview Avenue, California, 94304.

Our Board has adopted corporate governance practices that the Board believes are in the best interests of VMware and our stockholders, as well as compliant with the rules and regulations of the Securities and Exchange Commission (the "**SEC**") and the New York Stock Exchange ("**NYSE**") corporate governance standards ("**NYSE Rules**").

Highlights include:

- *Director Overboarding*. Our Board believes that board membership requires a significant time commitment. As a result, directors may generally not serve on the board of directors of more than three public companies, and the Company's CEO should generally not be a board member of more than one public company, in addition to VMware. Our Governance Committee assesses the appropriateness of a director serving on more than three, and our CEO serving on more than one, other public company boards. In addition, no member of our Audit Committee may serve simultaneously on the audit committee of more than two other public companies without prior approval of the Board.

- *Director Responsibilities*. Directors who change job responsibilities outside VMware must promptly inform the Governance Committee. The Governance Committee then assesses the appropriateness of the director remaining on the Board and recommends to the Board whether to request that the director's resignation be tendered. If so requested, the director is expected to promptly resign from the Board and its committees.

- *Director Elections.* We have adopted a majority voting policy for the election of directors. The policy, which is included in our Corporate Governance Guidelines and our bylaws, requires any director who receives more votes cast "AGAINST" than "FOR" in an uncontested election to promptly offer to resign from the Board and its committees following certification of the stockholder vote. The policy provides that the Governance Committee will assess the appropriateness of such director continuing to serve and will recommend to the Board the action to be taken with respect to such offered resignation. The Board will consider the Governance Committee's recommendation and publicly disclose its decision and the underlying rationale within 90 days from the date of certification of the stockholder vote.

- *Committee Assignments*. Our Corporate Governance Guidelines require the Governance Committee to review committee assignments annually and, with the Chairman, make recommendations to the Board regarding such assignments. The Board reviews those recommendations and annually appoints the members and chair of each committee, except with respect to the Governance Committee, which selects its own chair. Our current committee membership is set forth in "*Board of Directors—Committees of the Board.*"

- *Board Evaluation*. The Lead Independent Director oversees an annual evaluation process of the Board and each committee of the Board as follows:

  – each director annually evaluates the Board as a whole;

  – members of each Board committee annually evaluate the committees on which they serve;

  – each director annually completes an individual self-evaluation; and

  – the Lead Independent Director reports on, and makes recommendations to the Board with respect to, the evaluations.

- *Stockholder Access*. To enable open communications with stockholders and other interested parties, we provide various means to contact the entire Board, the non-management directors and the Audit Committee (see "*Information About the Annual Meeting—How do I contact VMware's Board of Directors?*"). Our Board strives to provide clear, candid and timely responses to any substantive communication. In addition to the communications above and pursuant to our Corporate Governance Guidelines, it is our Board's policy to provide a response to any stockholder proposal that receives a majority vote.

- *Director Education*. Our Board believes that director education is integral to board and committee performance and effectiveness. Directors are expected to participate in continuing educational programs to maintain the necessary level of expertise to perform their responsibilities as directors.

- *Executive Sessions*. Our directors meet in executive session without the CEO at each regularly scheduled Board meeting, during which the Chairman acts as presiding director. Independent directors meet in executive session at least once each year, during which the Lead Independent Director acts as the presiding director.

- *Director Stock Ownership Guidelines*. Our Board believes that our non-employee directors should have a meaningful financial stake in VMware. Accordingly, we include equity awards as a component of the compensation we provide to our non-employee directors and have established stock ownership guidelines that require such directors to own at least 5,000 shares of our Common Stock and hold at least 50% of the net shares acquired from us in compensation for their Board service until they reach such ownership level. Non-employee directors who do not receive compensation for their service on our Board are exempt from our stock ownership guidelines. See "*Director Compensation*" for more information.

Our Leadership Structure

Our current leadership structure separates the roles of CEO and Chairman. The CEO is responsible for setting the strategic direction for the Company and the day-to-day leadership and performance of the Company, while the Chairman provides guidance to the CEO, sets the agendas for Board meetings and presides over meetings of the full Board. Our leadership structure also includes a Lead Independent Director role to facilitate effective performance of the Board and its oversight of our business. We believe that having a separate Chairman and Lead Independent Director structure allows the Board to effectively address governance issues by providing another channel for the Board to express its views to management and provide feedback on company performance to the CEO. The leadership structure of the Board strengthens the Board's ability to provide effective oversight of risk management.

Lead Independent Director

Mr. Sagan has been our Lead Independent Director since February 2015. The responsibilities of our Lead Independent Director include:

- serving as chair of any Board meeting, or portion of a meeting, at which the Chairman is not present;

- serving as a liaison between the independent directors and the Chairman and the CEO;

- providing the Chairman and the CEO with input on the preparation of Board meeting agendas;

- providing feedback to the Chairman and the CEO in the form of assessments of Board meetings and management presentations at Board meetings;

- consulting with the Chairman and the CEO on matters relating to corporate governance and Board performance;

- communicating regularly with the CEO regarding information to be provided to the Board so that the Board can perform its duties and as to feedback from the Board for the CEO;

- calling special meetings of the full Board, as needed;

- being available for communication with major stockholders, as appropriate;

- serving as an ex-officio, non-voting member of each Board committee of which the Lead Independent Director is not a member;

- supervising the Board's annual self-evaluations, including providing each Board member with feedback on such Board member's performance and reporting overall results of the evaluations to the Governance Committee and, where appropriate, to the Board as a whole; and

- performing such other duties as may be requested from time to time by the Board.

Oversight of Risk Management

The Board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including financial, operational, cybersecurity, legal, regulatory, strategic, ESG and reputation.

Our M&A Committee assesses risks to the Company in connection with proposed acquisitions, divestitures and investments. The M&A Committee reviews management's assessment of potential risks raised during due diligence and management's related risk mitigation plans before granting approval to enter into definitive transaction agreements.

Our Audit Committee oversees management of financial risk exposures, including the integrity of our accounting and financial reporting processes and controls. As part of this responsibility, the Audit Committee meets periodically with the independent auditor, our internal auditors and our financial and accounting personnel to discuss significant financial risk exposures and the steps management has taken and plans to take to monitor, control and report any such exposures. Additionally, the Audit Committee reviews significant findings prepared by the independent auditor and our internal auditors, together with management's related responses. The Audit Committee reviews periodic reports from our Chief Ethics and Compliance Officer ("**CECO**"), our Chief Security Officer ("**CSO**"), our internal auditors and our independent auditor. The Audit Committee has primary oversight responsibility for matters relating to enterprise risk. As such, the charter for our Audit Committee provides for periodic reviews and discussion of our practices and policies with respect to risk assessment and risk management with senior members of the Company's management team, including our CFO and the head of our internal audit group.

Our Audit Committee also oversees the Company's compliance with applicable legal and regulatory requirements and risks related to potential non-compliance, including those related to cybersecurity, incident response, information security and data privacy. In addition to reviewing cybersecurity risks during each of its quarterly meetings, the Audit Committee periodically holds special meetings dedicated solely to discussing cybersecurity risks and developments of importance to the Company. The Audit Committee receives regular reports on significant cybersecurity matters from the CSO and other members of senior management. These reports include topics such as, among other things, the status of projects to strengthen the Company's security systems and improve cyber readiness and resilience, existing and emerging threat landscapes, as well as the results of exercises and response readiness assessments performed by internal stakeholders and outside advisors. The Audit Committee also reviews and oversees implementation of our policies and procedures related to cybersecurity risk assessment and management. In addition, the Company has adopted a cybersecurity reporting policy, which provides for controls and procedures for timely and accurate reporting to the Audit Committee of any significant cybersecurity incidents or significant vulnerabilities that are unresolved within standard procedures. As part of our cybersecurity, privacy and risk management programs, the Company provides broad-based and role-specific information security, data protection and compliance training to employees. Additionally, in an effort to mitigate information security risk, the Company maintains insurance coverage intended to respond to certain network, cyber, and privacy risk events and to defray the costs of data security incidents. Furthermore, the Company has based its security policies in part on the ISO (International Organization for Standardization) Industry Framework and holds numerous security certifications, a number of which require independent third-party validation, at the corporate and individual cloud services levels, further demonstrating the Company's strong commitment to cybersecurity.

The internal audit group reviews the adequacy and effectiveness of the Company's risk management and controls framework and processes, provides that risk management activities are integrated, consistent and managed at a level consistent with the risk, makes recommendations for, and tracks and reports on progress of, changes in the risk management framework, and assists the Company's executive staff in assuring that significant risks to the Company are identified and risk benefit trade-offs are managed appropriately to protect the Company's assets and stockholder value. The head of internal audit meets with and regularly reports to the Audit Committee.

Our Governance Committee oversees the management of governance risks associated with director independence, potential director and executive conflicts of interest, the composition and structure of the Board and its committees and succession planning, and it also monitors the effectiveness of our corporate governance policies. Our Governance Committee also oversees our policies, procedures and risks related to related persons transactions and assesses ESG risks in connection with its oversight of our ESG programs.

Our Compensation Committee oversees and reviews with management our executive officer and employee compensation plans and programs that could have a material impact on VMware for each of our functional groups. Our management review considers whether any of these plans or programs may encourage inappropriate risk-taking or give rise to risks that are reasonably likely to have a material adverse effect on us, and whether it would recommend any changes to the plans or programs. Long-term, equity-based compensation, which we believe discourages excessive short-term risk taking and strongly aligns employee interests with the creation of long-term increased stockholder value, is an important feature in the compensation packages we offer our executive officers and employees. Management also reviews with the Compensation Committee risk-mitigating controls, such as our compensation recovery policy for executive officer bonus and equity compensation, the degree of committee and senior management oversight of each program, and the level and design of internal controls over such programs. Based on these reviews, we have concluded that our compensation plans and programs do not incentivize excessive risk taking that would be reasonably likely to have a material adverse effect on our Company.

Stockholder Engagement

Our Board and management team consider stockholder feedback to be an important component of their decision-making process, and strategic engagement positions VMware to better understand the most important issues to our investors. In early 2022, we strengthened our stockholder engagement program by proactively reaching out to and engaging in discussions with our large unaffiliated stockholders and proxy advisory firms. Following the announcement of the Acquisition at the end of May 2022, we have not engaged in a proactive outreach program. However, the Board and management team remain interested in, and available and responsive to, stockholder concerns and questions, including those regarding the pending Acquisition, submitted via the processes outlined in *Information about the Annual Meeting—"How do I contact VMware's Board of Directors?"*

BOARD OF DIRECTORS

The Board is currently composed of 10 members. The number of directors constituting the Board may be set by resolution of the Board; however, the Board may not consist of less than six directors nor more than twelve directors. The Board is divided into three classes, with each class serving for a staggered three-year term. At each Annual Meeting, a class of

directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The following table provides summary information about each of our directors.

	Age	Director Since	Term Expiration	Annual Meeting Nominee	Committee Memberships			
					Audit	Compensation	M&A	Governance
Nicole Anasenes *CFO, Ansys*	50	2022	2025		M			
Anthony Bates *CEO, Genesys Cloud Services*	56	2016	2023	✓		M	C	
Marianne Brown *Former Co-COO, Global Financial Solutions, FIS*	64	2019	2025		M	M		
Michael Brown *Former CFO, Microsoft*	77	2007	2024		C	M		M
Michael Dell *Chairman of the Board, VMware* *CEO, Dell Technologies*	58	2016	2023	✓			M	
Kenneth Denman *General Partner, Sway Ventures*	64	2021	2024				M	M
Egon Durban *Co-CEO, Silver Lake*	49	2016	2023	✓			M	
Karen Dykstra *CFO, VMware (effective June 9, 2023)* *Former CFO, AOL*	64	2016	2024					
Raghu Raghuram *CEO, VMware*	60	2021	2024				M	
Paul Sagan *Lead Independent Director, VMware* *Senior Advisor, General Catalyst*	64	2014	2025			C		C

M Committee Member

C Committee Chair

Directors Standing For Election

Directors Anthony Bates, Michael Dell and Egon Durban have each been nominated by the Board for election at the Annual Meeting, and each has agreed to stand for election for an additional three-year term.

Information concerning the nominees follows:



Anthony Bates

Age: 56
Director since: 2016
Term expires: 2023
Committees: Compensation; M&A (Chair)
Self-identifiers: Male; White

Other Public Company Directorships: Genesys Cloud Services, Inc.

Former Public Company Directorships in Past Five Years: Social Capital Hedosophia Holdings Corp.; eBay, Inc.

Background
- CEO (2019-present) and Chairman (2021-present), Genesys Cloud Services, Inc., a customer-experience software platform provider
- CEO, Growth Equity (2017-2018), Social Capital, an investment firm
- President, GoPro, Inc. (2014-2016)

- EVP, Business Development and Evangelism (2013-2014) and President, Skype Division (2011-2013), Microsoft Corporation
- CEO, Skype Inc. (2010-2011)
- Various positions of increasing authority, Cisco Systems, Inc. (1996-2010)

Director Qualifications
Mr. Bates has extensive executive leadership experience in the technology industry, including managing worldwide operations, sales, service and support areas. His leadership experience and service on the board of directors of other companies brings to our Board strong leadership expertise and unique industry insight.



Michael Dell

Age: 58
Director since: 2016
Term expires: 2023
Committees: M&A
Self-identifiers: Male; White

VMware Chairman of the Board

Other Public Company Directorships: Dell Technologies Inc.; SecureWorks Corp. (a majority-owned subsidiary of Dell)

Former Public Company Directorships in Past Five Years: Pivotal Software, Inc.

Background
- Chairman, CEO and Founder, Dell Technologies Inc., a technology and services company (2016-present)
- Chairman (1984-present) and CEO (1984-2004 and 2007-present), Dell Inc., a wholly owned subsidiary of Dell Technologies Inc.

- Founder, MSD Capital, L.P., a family investment firm (current)
- Co-founder, Michael & Susan Dell Foundation (current)

Director Qualifications
As the Chairman, CEO and founder of Dell, Mr. Dell oversees one of the world's largest technology companies and is recognized as one of the leading innovators and influencers in the business world. Mr. Dell has decades of experience leading a complex, international technology enterprise and possesses extensive knowledge of internet-based technologies and the needs and expectations of enterprise customers. Having successfully led Dell Inc. through many transitions in information technology and enterprise computing, Mr. Dell brings extensive and valuable experience to our Board.



Egon Durban

Age: 49
Director since: 2016
Term expires: 2023
Committees: M&A
Self-identifiers: Male; White

Other Public Company Directorships: Dell Technologies Inc.; Endeavor Group Holdings, Inc.; Motorola Solutions, Inc.; Qualtrics International Inc.; Unity Software Inc.

Former Public Company Directorships in Past Five Years: Pivotal Software, Inc.; SecureWorks Corp.; Twitter, Inc.

Background
- Co-Chief Executive Officer (2019-present); and Managing Partner and Managing Director (2013-2019), Silver Lake, a global technology investment firm

Director Qualifications
As Co-CEO of one of the leading global technology investment funds, Mr. Durban possesses considerable financial acumen, deep knowledge of global trends in information technology and expertise in conducting complex business transactions. Mr. Durban also brings valuable experience from his service on other public company boards to his service on our Board.

Directors Not Standing For Election

Information concerning our continuing directors is presented below.



Nicole Anasenes

Age: 50
Director since: 2022
Term expires: 2025
Committees: Audit
Self-identifiers: Female; White

Former Public Company Directorships in Past Five Years: ANSYS, Inc.

Background
- SVP (2020-present) and CFO (2021-present), ANSYS, Inc., a provider of engineering simulation software and services
- CFO and COO, Squarespace, Inc., a provider of online tools for building and managing e-commerce and online presence (2016-2020)

- CFO, Infor (2013-2015)
- Various leadership positions in corporate finance, M&A and market development, IBM (17 years)

Director Qualifications
Ms. Anasenes brings to our Board significant business acumen and extensive experience in financial and operational matters, gained from her current and prior leadership positions as CFO and COO of public and private technology companies. In addition, her prior service on another public company board, including as a member of its audit committee, provides her with valuable experience.



Marianne Brown

Age: 64
Director since: 2019
Term expires: 2025
Committees: Audit; Compensation
Self-identifiers: Female; White

Other Public Company Directorships: Akamai Technologies, Inc.; Northrop Grumman Corporation; The Charles Schwab Corporation

Background
- EVP and Co-COO, Global Financial Solutions (2018-2019) and COO, Institutional and Wholesale Solutions (2015-2018), Fidelity National Information Services, Inc., a financial software, services and global business solutions provider

- COO, SunGard Financial Systems LLC (2014-2015)
- President and CEO, Omgeo (2006-2014)
- CEO, Securities Industry Automation Corporation (2005-2006)
- Various positions of increasing authority, Automatic Data Processing, Inc. (26 years)

Director Qualifications
Ms. Brown brings to our Board executive leadership experience that includes extensive background with companies that provide software, services and global business solutions to large enterprise customers. Her leadership experience in the financial services industry provides valuable insights into the business requirements and expectations that enterprise customers have for complex IT solutions, such as those offered by VMware. Her extensive experience as a COO also provides unique insight into the challenges of developing and implementing business solutions at a global scale.



Michael Brown

Age: 77
Director since: 2007
Term expires: 2024
Committees: Audit (Chair); Compensation; Governance
Self-identifiers: Male; White

Other Public Company Directorships: Stifel Financial Corp.

Former Public Company Directorships in Past Five Years: Insperity, Inc.

Background

- VP and CFO (1994-1997); VP, Finance (1993-1994); and Treasurer (1990-1993), Microsoft Corporation
- Various positions of increasing authority, Deloitte & Touche LLP (1971-1989)

- Chair, NASDAQ Stock Market Board of Directors (former)
- Governor, National Associations of Securities Dealers (former)

Director Qualifications

Mr. Brown brings to our Board substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing large companies and a deep understanding of accounting principles and financial reporting rules and regulations. He acquired this knowledge in the course of serving as the CFO of a global technology company, working with a major international accounting and consulting firm for 18 years and serving as a member of the audit committees of other public company boards. Mr. Brown's experience at Microsoft and on the boards of other technology companies also provides insight into the information technology industry. His experience as an independent auditor provides our Board and the Audit Committee with significant insight into the preparation of financial statements and knowledge of audit procedures. Through his many senior management positions, including as Chair of the board of the NASDAQ Stock Market and as a governor of the National Associations of Securities Dealers, Mr. Brown has demonstrated his leadership and business acumen.



Kenneth Denman

Age: 64
Director since: 2021
Term expires: 2024
Committees: Governance; M&A
Self-identifiers: Male; African American and Black

Other Public Company Directorships: Costco Wholesale Corp.; Motorola Solutions, Inc.

Former Public Company Directorships in Past Five Years: LendingClub Corporation; Mitek Solutions, Inc.; ShoreTel, Inc.

Background

- General Partner, Sway Ventures, a venture capital firm (2018-present)
- President and CEO, Emotient, Inc. (2012-2016)
- CEO, Openwave Systems, Inc. (2008-2011)
- Chairman and CEO, iPass, Inc. (2001-2008)
- SVP and COO, MediaOne (1996-1999)

- Advisory Board member, Visiting Professor and Edward V. Fritzky Endowed Chair, University of Washington Foster School of Business (current)
- Executive Board member, University of Washington Foundation (current)
- Board of Trustees member, Seattle Children's Hospital (current)

Director Qualifications

Mr. Denman has extensive executive leadership experience in the technology industry, including in the software, services and cybersecurity businesses, managing global businesses and developing markets, together with private equity, investment banking and capital allocation experience. His leadership experience and service on the boards of directors of other public companies brings to our Board strong leadership expertise and unique industry insight.



Karen Dykstra

Age: 64
Director since: 2016
Term expires: 2024
Self-identifiers: Female; White

Other Public Company Directorships: Gartner, Inc.

Former Public Company Directorships in Past Five Years: Boston Properties, Inc.

Background

- CFO, VMware *(effective June 9, 2023)*
- CFO and Chief Administrative Officer (2013-2015); EVP and CFO (2012-2013), AOL, Inc.
- Partner, Plainfield Asset Management LLC (2007-2010)

- COO and CFO, Plainfield Direct LLC (2006-2010)
- CFO (2003-2006) and various positions of increasing authority (1981-2003), Automatic Data Processing, Inc.

Director Qualifications

Ms. Dykstra brings to our Board substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing large companies, as well as a deep understanding of accounting principles and financial reporting rules and regulations. She acquired this knowledge in the course of serving as the CFO of two global companies, working with a major business services firm for 25 years and serving as a member of the audit committee of other public company boards.



Rangarajan (Raghu) Raghuram

Age: 60
Director since: 2021
Term expires: 2024
Committees: M&A
Self-identifiers: Male; Asian

Background

- CEO (2021-present); COO, Products and Cloud Services (2016-2021); EVP, Software-Defined Data Center (2014-2016); EVP, Cloud Infrastructure and Management (2012-2014); and various other positions of increasing authority (2003-2012), VMware
- Various product management and marketing roles at Netscape Communications Corporation and Bang Networks, Inc. (former)

Director Qualifications

As CEO of VMware, Mr. Raghuram has in-depth knowledge of our business and brings to our Board insight and knowledge of our operations and strategic opportunities. In addition, Mr. Raghuram's extensive experience in guiding our product development strategy for over eighteen years as the industry has rapidly evolved provides unique insight into how we can leverage our technology to anticipate and meet customer needs and market opportunities.



Paul Sagan

Age: 64
Director since: 2014
Term expires: 2025
Committees: Compensation (Chair); Governance (Chair)
Self-identifiers: Male; White

VMware Lead Independent Director

Other Public Company Directorships: Moderna, Inc.

Former Public Company Directorships in Past Five Years: Akamai Technologies, Inc.; Catalyst Partners Acquisition Corp.

Background
- Senior Advisor (2020-present); Executive in Residence (2020-present and 2014-2018); and Managing Director (2018-2020), General Catalyst, a venture capital firm
- CEO (2005-2013); President (2011-2012 and 1999-2010); and VP and COO (1998-1999), Akamai Technologies, Inc.

- Various senior executive positions at media and entertainment companies such as Time Warner Cable, Time Inc. and CBS, Inc. (former)
- Member, President Obama's National Security Telecommunications Advisory Committee (former)
- Senior Advisor, World Economic Forum (former)

Director Qualifications
As the former President, COO and CEO of a fast-growing, industry-leading S&P 500 company, Mr. Sagan brings to our Board significant experience leading a complex, international technology enterprise, extensive knowledge of internet-based technologies and business acumen. During his career, Mr. Sagan has led visionary technology and media companies and has been senior advisor to the World Economic Forum. In addition, Mr. Sagan's service on other public company boards enables him to bring valuable experience from those directorships to his service on our Board.

Proxy

Selection and Nomination of Directors

Our entire Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between Annual Meetings.

The Governance Committee identifies, evaluates and recommends director candidates to the entire Board. The Governance Committee reviews and assesses the skills and characteristics it believes are or may be required for Board service based on the needs of our business. The Governance Committee identifies director candidates through numerous sources, including recommendations from directors, executive officers and stockholders of VMware. The Governance Committee identifies those individuals most qualified to serve as members of the Board and considers many factors with regard to each candidate, including judgment, integrity, gender, racial and ethnic diversity, prior experience, the interplay of the candidate's experience with the experience of other members of the Board, the extent to which a director candidate would be desirable as a member of any committees of the Board, and a candidate's willingness to devote substantial time and effort to the Board. As such, the Board believes that a diverse mix of viewpoints and experiences is an important consideration in determining the composition of the Board. As part of the search process for each new director, the Governance Committee includes women and minorities in the pool of candidates (and instructs any search firm the Committee engages to do so). The effectiveness of the Board's efforts to recruit members with appropriate skill sets and experiences and to promote the exchange of differing viewpoints is reviewed as part of the Board's annual self-evaluation process. The Board believes that a board having no fewer than six and no more than twelve directors enables needed expertise, diversity of experiences, and independence, without hindering effective discussion or diminishing individual accountability. In considering director candidates, the Board considers the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing directors for re-election, the individual's contributions to the Board are also considered. Our Board includes three members who self-identify as female and two members who self-identify as a member of an underrepresented community. The average tenure of the Board is approximately six years of service, with four directors having served less than four years, four having served between four and eight years and two having served more than eight years.

Our stockholders may recommend individuals to the Board for consideration as potential director candidates by submitting the suggested candidate's name and appropriate background and biographical information to the VMware Board of Directors, 3401 Hillview Avenue, Palo Alto, California, 94304. Assuming that the appropriate information has been timely provided, the Governance Committee will consider these candidates substantially in the same manner as it considers other candidates it identifies.

Our stockholders also may nominate director candidates by following the procedures set forth in the advance notice provisions of VMware's bylaws. For additional information, see "*Information About the Annual Meeting—What is the deadline to propose actions for consideration at the 2024 Annual Meeting or to nominate individuals to serve as directors?*"

Pursuant to a stockholders agreement dated November 1, 2021 (the "**Stockholders Agreement**") by and among VMware, Michael Dell and the Susan Lieberman Dell Separate Property Trust (the "**SLD Trust**") (collectively, the "**MSD Stockholders**") and various stockholders affiliated with Silver Lake Partners (the "**SLP Stockholders**"), and subject to certain restrictions, the MSD Stockholders are entitled to nominate up to two directors for election to the Board and the SLP Stockholders are entitled to nominate one director for election to the Board. For so long as the MSD Stockholders have the right to nominate a director and Mr. Dell is a member of the Board, Mr. Dell will serve as Chairman of the Board. Mr. Dell is currently serving as the MSD Stockholders' nominee, and Mr. Durban is currently serving as the SLP Stockholders' nominee. The Stockholders Agreement also governs, among other things, certain voting obligations that apply to the MSD Stockholders and the SLP Stockholders. For more information on the Stockholders Agreement and related party transactions, see "*Transactions with Related Persons.*"

Board Independence

Under the NYSE Rules, we are required to have a majority of independent directors on the Board, and the Board has affirmatively determined that seven of our ten directors are independent of VMware under the NYSE Rules. Specifically, each of Nicole Anasenes, Anthony Bates, Marianne Brown, Michael Brown, Kenneth Denman and Paul Sagan is independent. Karen Dykstra was also independent prior to her agreement to serve as CFO of VMware, at which time she resigned from each of the Audit and Governance Committees, which committees are constituted entirely and solely of independent directors.The Board considered all facts and circumstances it deemed relevant in making such determinations of independence, including with respect to related persons transactions. For more information regarding oversight of related persons transactions, see "*Transactions with Related Persons.*"

Attendance at Board, Committee and Annual Stockholder Meetings

The Board expects that each director will prepare for, attend and participate in all Board and applicable committee meetings and that each director will ensure that other commitments do not materially interfere with service on the VMware Board. During FY23, the Board held 22 meetings. Each director serving during FY23 attended at least 75% of the Board and applicable committee meetings held during the period in which he or she served. VMware's Corporate Governance Guidelines provide that each director is expected to attend the Annual Meeting. All members of the then-current Board attended our 2022 Annual Meeting with the exception of Egon Durban.

Committees of the Board

During FY23, the Board established four standing committees: the Audit Committee, the Compensation Committee, the M&A Committee and the Governance Committee. Each committee operates pursuant to a written charter, as adopted by the Board, that is available at the Governance subsection of the Investor Relations page of our website at *ir.vmware.com*. The current membership of each committee is listed below.

Audit Committee[+]	Compensation Committee	Mergers and Acquisitions Committee	Nominating, Governance and Related Persons Transactions Committee[+]
Nicole Anasenes*	Anthony Bates*	Anthony Bates (C)*	Michael Brown*
Marianne Brown*	Marianne Brown*	Michael Dell	Kenneth Denman*
Michael Brown (C)*	Michael Brown*	Kenneth Denman*	Paul Sagan (C)*
	Paul Sagan (C)*	Egon Durban	
		Raghu Raghuram	

_____

(C) Chair of the Committee

* Independent director under the NYSE Rules

[+] Karen Dykstra, a then-independent director, served as chair of the Audit and Governance Committees for the duration of FY23. Upon her agreement to serve as CFO of VMware, she resigned from both committees. Her tenure as CFO of VMware will begin effective June 9, 2023.

Audit Committee

The Board has determined that our Audit Committee is comprised solely of independent directors within the meaning of the applicable SEC rules and regulations and the NYSE Rules. The Board has determined that all current Audit Committee members meet the additional, heightened independence criteria of Rule 10A-3 of the Securities Exchange Act of 1934, as amended ("**Exchange Act**") applicable to audit committee members. The Board has also determined that Nicole Anasenes, Michael Brown and Karen Dykstra is each an "audit committee financial expert" as defined by the SEC and that all Audit Committee members are financially literate under the current listing standards of the NYSE. Upon Ms. Dykstra's agreement to serve as CFO of VMware, she resigned from the Audit Committee.

The Audit Committee held 13 meetings in FY23. This committee reviews with management and our auditors our financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by our independent auditor on our financial statements and our accounting controls and procedures, the independence of our auditors, our internal controls, other matters as set forth in the Audit Committee charter and such other matters as the committee deems appropriate.

In accordance with its charter, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us and pre-approves such audit, review or attest engagements. The Audit Committee also pre-approves non-audit services to be performed by our independent auditor in accordance with the Audit Committee's pre-approval policy. Pursuant to its charter, our Audit Committee recommends, establishes and monitors procedures designed to facilitate the receipt, retention and treatment of complaints relating to accounting, internal accounting controls or auditing matters and the receipt of confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee also oversees management of financial risk exposures, including the integrity of our accounting and financial reporting processes and controls. In addition, the Audit Committee appoints the head of the internal audit department and oversees the Company's internal audit function, reviews the appointments of our CECO and our CSO, receives periodic reports on ethics and compliance and information security matters, and is notified of any significant ethics and compliance and cybersecurity matters.

During FY23, senior members of our financial and legal management participated in each of the Audit Committee's regularly scheduled meetings. During the course of the year, the Audit Committee had separate executive sessions with our CFO and members of his staff, our General Counsel, our CECO, our CSO, the head of our internal audit department and our independent auditor at which candid discussions regarding legal matters, cybersecurity matters, financial reporting, compliance, internal controls and accounting systems and processes took place. The Audit Committee discussed with VMware's independent auditor the overall scope and plans for its audit.

The Audit Committee reviewed and discussed our FY23 financial statements with our management and our independent auditor. The meetings included a discussion of the quality and not just the acceptability of the generally accepted accounting principles ("**GAAP**") applied, the reasonableness of the significant accounting judgments and estimates, the use of non-GAAP financial measures as a measure of financial performance, and the clarity of disclosures in the financial statements.

Additionally, the Audit Committee has primary oversight responsibility for matters relating to enterprise risk. As such, the charter for our Audit Committee provides for the committee to periodically review and discuss our practices and policies with respect to risk assessment and risk management with the enterprise risk management committee. For more information about risk management, see "*Corporate Governance—Oversight of Risk Management.*"

In performing all of these functions, the Audit Committee acts in an oversight capacity. The Audit Committee reviews our quarterly and annual reports on Forms 10-Q and 10-K prior to filing with the SEC and discusses with management the earnings press releases, as well as the disclosure of financial information and earnings guidance provided to investors. In its oversight role, the Audit Committee relies on the work and assurances of our management, which has the primary responsibility for establishing and maintaining adequate internal control over financial reporting and for preparing our financial statements. The Audit Committee also relies on the work and assurances of our independent auditor who is engaged to audit and report on our consolidated financial statements and the effectiveness of our internal control over financial reporting.

Compensation Committee

The Board has determined that our Compensation Committee is comprised solely of independent directors within the meaning of the applicable SEC rules and regulations and the NYSE Rules. The Compensation Committee held ten meetings in FY23. In accordance with its charter, the Compensation Committee evaluates and sets compensation for our executive officers, monitors our general compensation programs and oversees executive succession planning. Subject to the terms of our compensation plans, the Compensation Committee has discretion to determine the amount, form, structure and implementation of compensation payable to our executive officers, including, when appropriate, discretion to increase or decrease awards or to award compensation absent the attainment of performance goals and to award discretionary cash compensation outside of the parameters of our compensation plans. In exercising such discretion, the Compensation Committee consults with our management. The Compensation Committee approves transactions under our equity plans and has the authority to administer and interpret the provisions of our equity and other compensation plans. The Compensation Committee is also responsible for overseeing and reporting to the Board on succession planning for the CEO and other senior management positions. Additionally, the Compensation Committee reviews compensation of our non-employee directors and recommends changes for approval by the Board, and also oversees our non-employee director stock ownership guidelines and our executive stock ownership guidelines. For more information on director compensation, see "*Director Compensation.*"

The Compensation Committee has engaged an independent consultant, Frederic W. Cook & Co. ("**FW Cook**"), to advise the Committee on an as-needed basis with respect to executive and non-employee director compensation matters. FW Cook reports directly to the Compensation Committee and does not provide services to VMware management. For more information on the processes and procedures followed by the Compensation Committee for the consideration and determination of executive compensation, see "*Compensation Discussion and Analysis.*"

Mergers and Acquisitions Committee

The M&A Committee, pursuant to its charter, reviews and assesses, with our management, potential acquisitions, divestitures and investments and, where appropriate, will make recommendations to the Board regarding potential target candidates. In connection with such review and assessment, our M&A Committee may approve acquisitions, divestitures and investments up to a specified applicable dollar limit and in accordance with any other relevant parameters as established by the Board. The M&A Committee also assesses risk to the Company in connection with proposed acquisitions, divestitures and investments.

Nominating, Governance and Related Persons Transactions Committee

The Governance Committee met five times in FY23. The Governance Committee is responsible for overseeing and advising the Board with respect to corporate governance matters, determining the slate of director nominees for election to the Board, recommending to the Board individuals to fill vacancies occurring between annual meetings of stockholders, making recommendations to the Board with respect to Board committee assignments and overseeing the evaluation of the Board.

The Governance Committee is also responsible for overseeing the Company's ESG programs. For more information about ESG matters, see "*Environmental, Social and Governance.*"

In addition, the Governance Committee, pursuant to its charter, is responsible for reviewing transactions by the Company involving related persons, including Dell Technologies Inc. ("**Dell**") and Silver Lake Partners, among others, in accordance with the Company's Related Persons Transactions Policy. For more information on related persons transactions, see "*Transactions with Related Persons.*"

Compensation Committee Interlocks and Insider Participation

During FY23, the Compensation Committee was comprised of Directors Anthony Bates, Marianne Brown, Michael Brown and Paul Sagan. No executive officer of VMware during FY23 served, or currently serves, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Board or the Compensation Committee.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

At VMware, we believe that an ESG focus is integral to our business strategy, operations and core business growth. As one of the largest enterprise software companies in the world, we believe it is essential for our success to contribute to a more sustainable, equitable and secure world.

VMware's innovative solutions aim to maximize the efficiency, productivity and security of our customers' information technology ("**IT**") infrastructures. Our core virtualization technology continues to help our customers achieve greater environmental sustainability impacts by minimizing the amount of physical infrastructure they need for their workloads. In the multi-cloud era, VMware Cross-Cloud Services help customers reduce energy consumption and carbon emissions; enable resilient, inclusive and flexible work environments; and help customers defend against cyberattacks and protect valuable customer data. In these ways, VMware's technology solutions inherently support more secure, sustainable and equitable outcomes for our customers.

For example, in FY23, VMware enhanced the environmental sustainability benefits of VMware Aria Operations Cloud (formerly vRealize Operations) with the addition of VMware Green Score, which enables customers to track where they are in their decarbonization journey and how they progress over time. The Green Score builds on existing sustainability dashboards released by VMware in FY22 by adding five new components: workload efficiency, utilization of physical resources, virtualization rate, power source and hardware efficiency. VMware Green Score provides actionable recommendations to customers on specific components to optimize and improve their overall score.

For more information on our ESG strategy, progress and reporting, please visit *vmware.com/company/esg.*

2030 Agenda

VMware's 2030 Agenda is a decade-long ESG commitment to foster a more sustainable, equitable and secure world. Our 2030 Agenda is comprised of 30 cross-company goals that we aim to achieve by 2030. This Agenda is the result of our thoughtful approach to ESG and was informed by our focus on driving three outcomes: Sustainability, Equity and Trust, combined with an assessment to identify key areas of impact for VMware in relation to ESG.

We plan to drive sustainability, equity and trust by providing:

- Sustainable digital infrastructure supporting the transition to net zero carbon emissions and decarbonization for our customers, supply chain and operations.

- Equitable, unbiased and inclusive access to opportunities for all by enabling people to work where and how they want to work.

- Trusted commitments to data privacy, security, ethics and transparent business practices.

To ensure proper oversight and accountability, VMware has operationalized ownership of our 30 goals. These are embedded into our technology strategy, business model and culture.

FY23 Progress Toward 2030 Agenda

- Women represented 30% of our global employees in FY23, increasing from 29% in FY22.

- 33% of our global hires self-identified as a woman, and 16% of U.S. hires self-identified as an underrepresented minority in FY23. Underrepresented minorities at VMware includes U.S.-based persons who self-identify by race or ethnicity as African American or Black, American Indian or Alaska Native, Hispanic or Latino, Native Hawaiian or Pacific Islander.

- Added company-wide DEI goals as a component of funding for all bonus-eligible employees.

- 20% of suppliers (by spend) have set science-based targets, and a further 32% have publicly committed to setting science-based targets.

- Recognized for DEI progress by being ranked second overall on the Forbes 2022 The Best Employers for Diversity.

- Named to the CDP 2022 Climate Change A-List.

- Certified once again as a CarbonNeutral Company (continuously since 2018).

- Operations for our global facilities powered 100% from renewable sources (continuously since 2019).

- Invested a cumulative over $300 million since FY21 with diverse suppliers towards our goal of $1.5 billion by 2030.

- Invited to Dow Jones Sustainability World Index and Dow Jones Sustainability North America Index for the third consecutive year.

- Recognized as a responsible company by being named for the sixth consecutive year to America's Most Just Companies 2023 by JUST Capital as well as being ranked in America's Most Trustworthy Companies 2022 by Newsweek.

Our 2030 Agenda represents long-term commitments, and VMware continues to progress towards our targets by operationalizing ESG and embedding accountability throughout our business.

Sustainability

Protecting Our Environment Through Climate Transition Planning

Sustainable growth for VMware's business entails decoupling our company growth from carbon emissions. To this end, we've accelerated our focus on decarbonization and received third-party validation from the Science Based Target Initiative ("**SBTi**") on our science-based targets. Since 2018, we have maintained our certified CarbonNeutral® company status, in accordance with The CarbonNeutral Protocol. Since 2019, we have sourced 100% of our power for our global facilities from renewable sources, in accordance with RE100 Reporting Guidance.

- As VMware continues to learn more about climate risks, guided by the Task Force on Climate-related Financial Disclosures ("**TCFD**"), we can build longer time horizon risks into our strategy to become even more sustainable and resilient.

- In FY23, we furthered climate transition planning guided by the TCFD recommendations, which included preparing both a qualitative assessment and quantitative modeling across multiple future climate scenarios to better understand business implications.

For more information on VMware's approach to climate transition planning, read our 2022 CDP disclosure, available at *vmware.com/company/esg*.

Quantifiable Carbon Reduction Goals

VMware's net zero emissions goal builds on approved science-based targets and expands the scope of our climate commitments. For us, a net zero goal means reducing emissions for our entire carbon footprint. We are focused on prioritizing energy efficiency within our operations through our commitment to green buildings and supporting distributed workforces through our Future of Work initiative. To that end, we have committed to engaging our supply chain so that, by the end of fiscal year 2025, 75% of our third-party spend will be with suppliers who have emissions reduction targets. Through carbon financing, we support low-carbon, sustainable development projects that enable carbon avoidance to offset our remaining emissions. In line with the leading net zero guidance, we are developing our strategy to include carbon removal projects to address residual emissions.

As part of our Net Zero strategy and 2030 Agenda, we've set the following science-based targets validated by the SBTi:

- Reduce Scope 1 and Scope 2 emissions 50% by 2030 from (baseline year of fiscal year 2019 ("**FY19**")).

- Reduce employee commute, fuel and energy related emissions 50% by 2030 (baseline year of FY19).

- Engage our supply chain so that, by the end of fiscal 2025, 75% of VMware's third-party spend will be with suppliers who have emissions reduction targets.

For more information on VMware's progress on goals validated by the SBTi included in our annual ESG Reports, visit *vmware.com/company/esg*.

Responsible Sourcing

The VMware Responsible Sourcing program enables us to execute on our commitments to supplier engagement and to support sustainability, diversity and accessibility across our supply chain. In FY23, our Responsible Sourcing program set and tested a strategy to engage suppliers at scale so that, by the end of fiscal year 2025, we can execute on our science-based target related to supplier engagement—to have 75% of our third-party spend be with suppliers who have emissions reduction targets. As of the end of FY23, 20% of our third-party spend was with suppliers who have science-based targets, and a further 32% of our third-party spend was with suppliers who have publicly committed to setting science-based targets.

We continue to prioritize the sourcing of goods and services through diverse businesses and have committed to spending $1.5 billion with diverse suppliers through 2030. Our definition of diverse supplier includes: small business enterprises, minority-owned enterprises, woman-owned enterprises, and businesses owned by other underrepresented groups such as LGBTQ, veterans, and proprietors with disabilities. As of the end of FY23, we spent a cumulative over $300 million with diverse businesses since FY21.

As a leading software company, user accessibility is top of mind. One of our 2030 goals is to ensure the technology that we develop and source is accessible for all. In FY22, we created internal Accessibility Guidelines within VMware and committed to assess all new software and events suppliers for accessibility standards aligned with our own guidelines.

For more information on Responsible Sourcing at VMware, visit *vmware.com/company/responsible-sourcing*.

Equity

Diversity, Equity & Inclusion

VMware has set specific and measurable goals around increasing representation for women and underrepresented minorities and fostering our inclusive culture. We have assigned compensation performance goals around drivers that improve representation, including hiring and retention of women globally and underrepresented minorities in the United States, inclusive culture scores and diverse candidate slates. For interviews at every level, our goal is to have all candidate interview slates include at least one woman and one underrepresented minority (U.S. only) candidate. Each year we establish annual hiring and retention goals to progress our 2030 DEI goals. In FY23, we made the achievement of our company-wide DEI goals a component of funding for all bonus-eligible employees.

2030 DEI Targets:

- Equitable pay across all genders and ethnicities.

- Hire at least one woman for every one man we hire.

- 50% of our managers will identify as any or multiple of the following: woman, gender non-binary person and underrepresented community member.

Our Employee Resource Groups at VMware are called Power of Difference communities ("**PODs**"), and they play a strategic role in building a culture of belonging. We are focused on driving a culture that is inclusive of all forms of diversity, from demographic factors such as race, national origin, gender identity, sexual orientation, and age to other critical factors such as function, office location, ability, personality and life experience. To that end, we have seven global demographic PODs and 16 site-specific (geographic) PODs across our global locations. POD participation is open to everyone. We believe when people feel a sense of belonging, they can bring their unique perspectives, creativity and innovation to their work.

VMware's commitment to transparency in DEI includes equal employment opportunity reporting ("**EEO-1 report**"), which started in 2019 and continues today. The EEO-1 report is certified by VMware in approximately April each year, reflects data from the most recently completed calendar year and is filed publicly once the U.S. Equal Employment Opportunity Commission system allows.

For more information about our Diversity, Equity & Inclusion progress and reports, visit *vmware.com/company/ diversity.html*.

Empowering Our People

At VMware, we enrich lives at work, at home and in the community because we believe that empowering our people to bring their authentic selves to work drives business excellence and enables us to achieve our business goals. For VMware, "human capital management" means a focus on the development and wellbeing of our people. We prioritize employee wellbeing and work hard to foster a culture that is ethical and respectful, kind and compassionate, which is defined by our values—Execution, Passion, Integrity, Customers and Community ("**EPIC2**"). We believe that a culture of belonging drives innovation and enables our people to bring their creativity and ideas to the table.

Employee wellbeing is a top priority at VMware as we believe people are the key to our success, and we are always striving to make it easier for employees to pursue wellbeing on their own terms, which will also help them perform well at work. We recognize that VMware has a responsibility to help support our employees manage the added complexities of their work and family situations since the start of the COVID-19 pandemic. Our wellbeing benefits include: four supplemental days off (our EPIC2 days), life coaching and emotional support, work-life services for employees and their families and a wellbeing allowance.

VMware's transition to distributed work is founded on employee choice and flexibility aligned with business needs. We call this our Future of Work initiative, and our goal is to build a diverse, innovative workforce by meeting talent where they are and how they want to work.

We've empowered our people to be active members in their communities through our Citizen Philanthropy approach, since we believe that individual actions matter and add up to collective impact. Additionally, through public-private partnerships, we've committed to helping individuals gain the knowledge they need to compete in today's workforce through VMware's IT Academy. Our goal is to continue to be a great place to work while helping create and build sustainable and resilient communities globally.

At VMware, our culture of innovation is fueled by people with a genuine curiosity for ongoing talent development. We offer a robust series of programs and trainings to help employees—who are already extremely skilled—engage in lifelong learning that renews and expands their potential. VMware offers many learning and development initiatives as we compete to attract and maintain talent. These include, among others, the Leadership Development Initiative, aimed at helping senior directors explore executive management, as well as our Take 1 program, which supports employees with tuition reimbursement for college or a continuous learning course or conference of their choosing. We also provide a management curriculum, leadership forums and technical and sales skills development opportunities with a strong experiential learning component.

Learn more about:

- Employee Wellbeing at *wellbeing.vmware.com*

- Career and employee development at *careers.vmware.com/future-of-work*

- IT Academy at *vmware.com/company/it-academy*

- Our Citizen Philanthropy approach at *vmware.com/company/foundation*

Trust

Oversight and Accountability of ESG

VMware has implemented an ESG governance structure comprised of internal leadership and members of our executive staff to guide integration of ESG into VMware's operations and performance management. Our governance structure includes annual oversight by the full Board of ESG topics. Our Governance Committee is responsible for primary oversight of our ESG progress while our Audit Committee oversees cybersecurity and data privacy matters. For more information on VMware's cybersecurity and data privacy risk management, oversight and practices, see "*Corporate Governance—Oversight of Risk Management.*" To incentivize ESG progress, our executive compensation planning incorporates ESG goals as part of the Compensation Committee's holistic evaluation of performance under our annual Executive Bonus Program. For more information on executive compensation, see "*Compensation Discussion and Analysis.*"

Operationally, our ESG Office drives cross-company alignment and strategic focus and measures and tracks the progress of our ESG goals. In FY23, VMware incorporated ESG objectives into its annual operating planning process.

Our ESG governance structure is as follows:

Board Committees	**Governance Committee:** Oversight of ESG, three times per year reviews ESG strategy and program progress
	Audit Committee: Quarterly oversight of cybersecurity and data privacy
	Compensation Committee: Oversight of annual Executive Officer individual performance goals (MBOs), incorporating ESG goals

ESG Executive Sponsors	Meet quarterly to provide ESG strategy direction: • Chief Executive Officer • General Counsel • Chief Financial Officer • President • Chief People Officer • Chief Technology Officer

ESG Leadership Council	Senior functional and business unit leaders monitor progress against implementation goals quarterly

ESG Office	Led by VP, ESG: • Sustainability Innovation • ESG Reporting • Social Innovation • Strategic Operations • Environmental Sustainability • ESG Finance

ESG Reporting

VMware publishes ESG progress updates in an annual ESG Report and DEI Report. We are furthering our alignment with leading ESG reporting frameworks, including:

- Sustainable Accounting Standards Board Standards of the Value Reporting Foundation

- TCFD

- Global Reporting Initiative

- Principles of the United Nations Global Compact

- United Nations Sustainable Development Goals

For more information about our ESG reporting, visit *vmware.com/company/esg.*

Partnerships

VMware further builds trust by collaborating and co-innovating with our expansive ecosystem of customers and partners to foster a more sustainable, equitable and secure world. Our partnerships include the following:

- Accounting for Sustainability: Serving as an active member, inspiring action by finance leaders to drive a fundamental shift towards resilient business models and a sustainable economy.

- European Green Digital Coalition: Harnessing the emission-reducing potential of digital solutions alongside nearly 40 IT companies supported by the European Commission and the European Parliament.

- Green Software Foundation: Building a trusted ecosystem of people, standards, tooling, and best practices for environmentally sustainable software.

- Clean Energy Buyers Association: Supporting through active board membership and proud signatory of the Energy Buyer Federal Clean Energy Policy statement.

- RE100: Early signatory to global collaborative representing businesses committed to using 100% renewable electricity in partnership with the Climate Group and CDP.

- EV100: Supporting the adoption of electric vehicles by our employees and at our office locations over the next decade.

- World Economic Forum: Serving as an active member with this non-partisan, nonprofit organization that engages prominent, political, business and other leaders.

- US National Science Foundation: Supporting multiple projects with a goal of fostering transformative research that changes how we work tomorrow.

- 1t.org: Pledging to accelerate nature-based solutions with a commitment to plant and protect one million trees by 2030.

- The Climate Pledge: Addressing the climate crisis and solving the challenges of decarbonizing our economy.

- The Valuable 500: Serving as a member to unlock the business, social and economic value of more than one billion people with disabilities around the world.

- Stanford-VMware Women's Leadership Innovation Lab: Sponsoring research and developing solutions to advance women's leadership and gender equality.

ESG Recognition

- Dow Jones Sustainability Indices (2023)

- S&P Global Sustainability Yearbook (2023)

- Newsweek, America's Most Responsible Companies (2023); America's Most Trusted Companies (2023); and America's Greatest Workplaces for Diversity (2023)

- EcoVadis, "Silver Sustainability" Rating (2022)

- MSCI Inc., "AA" Rating (2022)

- Corporate Knights, Carbon Clean200 (2023); and Global 100 Most Sustainable Companies (2023)

- 100% Score on the Human Rights Campaign's Corporate Equality Index, Named One of Best Places to Work for LGBTQ Equality (2022)

- America's Most JUST Companies for sixth Consecutive Year (2023)

- Forbes, The Best Employers for Diversity, ranked second overall (2022)

- Disability Equality Index, Best Places to Work for Disability Inclusion (2022)

PROPOSAL 1

ELECTION OF DIRECTORS

We are asking our stockholders to elect three Class I directors, for which the current term of office expires at the Annual Meeting. The Board has nominated the following persons, each an incumbent Class I director:

- Anthony Bates
- Michael Dell
- Egon Durban

These Class I directors must be elected by a majority of the votes of the Common Stock.

We expect each nominee for election as a director at the Annual Meeting to be able to accept such nomination. See "*Board of Directors*" for more information about the nominees. Each director elected at the 2023 Annual Meeting will serve until the 2026 Annual Meeting or special meeting in lieu thereof and until that director's successor is elected and qualified.

The Board unanimously recommends that stockholders vote "FOR" the election of the director nominees.

PROPOSAL 2

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

In accordance with Section 14A of the Exchange Act, we are asking our stockholders to vote, on a non-binding advisory basis, on the compensation of our NEOs as disclosed in this proxy statement (in accordance with the compensation disclosure rules of the SEC). This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our NEOs listed in the "*Summary Compensation Table.*" See "*Compensation of Executive Officers—Summary Compensation Table.*"

The objectives of our executive compensation program are to:

- motivate our executives to achieve our strategic, operational and financial goals;

- reward superior performance;

- attract and retain exceptional executives; and

- reward behaviors that result in long-term increased stockholder value.

To achieve these objectives, we have implemented and maintained compensation plans that tie a substantial portion of our executive compensation to the achievement of pre-determined performance goals and increases in total stockholder return. Stockholders are urged to read the "*Compensation Discussion and Analysis*" section of this proxy statement for greater detail about our executive compensation programs, including our compensation philosophy, policies and practices and information about the FY23 compensation of our NEOs.

We are asking our stockholders to indicate their support for the compensation of our NEOs as described in this proxy statement by voting in favor of the following resolution:

"RESOLVED: That the stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis section, the Summary Compensation Table, and the other related tables as set forth in the proxy statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission relating to the Company's 2023 Annual Meeting of Stockholders."

Even though your vote is advisory, and therefore will not be binding on the Company, the Compensation Committee and the Board value the opinions of our stockholders and will consider the outcome of the vote when determining future executive compensation. We have adopted a policy providing for annual advisory votes to approve the compensation of our NEOs. Unless this policy is modified, the next advisory vote to approve the compensation of our NEOs will be at the 2024 Annual Meeting.

The Board unanimously recommends that you vote "FOR" approval of the compensation of the Company's named executive officers.

PROPOSAL 3

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION

In accordance with Section 14A of the Exchange Act, we are asking our stockholders to provide their input with regard to the frequency of future stockholder advisory votes on our executive compensation programs, such as the proposal contained in "*Proposal 2—Advisory Vote to Approve Named Executive Officer Compensation.*" This proposal, commonly known as a "say-on-frequency" proposal, gives our stockholders the opportunity to express their views on whether an advisory vote on executive compensation should occur once every year, every two years or every three years.

In 2017, VMware stockholders recommended one year as the frequency with which stockholder advisory votes on executive compensation should be offered. In each subsequent year, we have provided our stockholders the opportunity to vote, on an advisory basis, on our executive compensation programs. After considering this item, the Board has determined that a vote every year on executive compensation is still appropriate. By providing an advisory vote on executive compensation on an annual basis, our stockholders will be able to provide us with direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year.

When you vote in response to this proposal, you may cast your vote on your preferred voting frequency by choosing among the following four options: once every one year, two years or three years, or you may abstain from voting. The Board recommends that the advisory vote on executive compensation be held every year. We are asking our stockholders to indicate their support for the annual frequency of an advisory vote on executive compensation of our NEOs as described in the proxy statement.

The option of one year, two years or three years that receives the highest number of votes cast will be deemed the frequency of the vote on the compensation of our NEOs that has been approved by stockholders on an advisory basis. Even though your vote is advisory and therefore will not be binding on the Company, we value the opinions of our stockholders. The Governance Committee and the Board may decide in the future that it is in our best interests and in the best interests of our stockholders to hold an advisory vote on executive compensation more or less frequently, as applicable, than the option approved by our stockholders and will consider the outcome of the vote in its decisions.

The Board unanimously recommends that you vote for "ONE YEAR" as the frequency with which stockholders are provided with future advisory votes on named executive compensation.

PROPOSAL 4

RATIFICATION OF SELECTION OF INDEPENDENT AUDITOR

We are asking our stockholders to ratify the selection by the Audit Committee of PwC as our independent auditor for the fiscal year ending February 2, 2024. PwC, an independent registered public accounting firm, has served as our independent auditor since 2007. We expect that representatives of PwC will be present at the Annual Meeting and will be given the opportunity to make a statement if they desire to do so and to respond to appropriate questions. Although approval by the stockholders is not required by law, the Board has determined that it is desirable to request ratification of its selection by the stockholders as a matter of good corporate governance. In the event the stockholders fail to ratify the appointment of PwC, the Audit Committee will consider this factor when making any determinations regarding PwC. Even though your vote is advisory, and therefore will not be binding on the Company, the Audit Committee and the Board value the opinions of our stockholders.

The Board unanimously recommends that you vote "FOR" the ratification of the selection of PwC as our independent auditor for the fiscal year ending February 2, 2024.

Pre-Approval of Audit and Non-Audit Services

During FY23, the Audit Committee approved all audit, review and attest services performed by PwC. In accordance with the Audit Committee's pre-approval policy, the Audit Committee pre-approves permissible non-audit services and audit, review or attest engagements. The Audit Committee has delegated to its Chair the authority to pre-approve any specific non-audit service that was not previously pre-approved by the Audit Committee. Any decisions of the Chair to pre-approve non-audit services are then presented to the Audit Committee at its next scheduled meeting. During FY23, the Audit Committee pre-approved all non-audit services in accordance with this policy. For FY23 and FY22, fees for services provided by PwC were as follows:

Fiscal Year	Audit Fees[1] ($)	Audit Related Fees[2] ($)	Tax Fees[3] ($)	All Other Fees[4] ($)
2023[5]	11,525,837	1,567,956	1,574,010	21,267
2022[6]	12,583,503	2,064,600	1,252,563	65,250

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[1] Includes fees in connection with the audit of our financial statements and internal control over financial reporting, review of interim financial statements included in our quarterly reports on Form 10-Q and other professional services provided in connection with statutory and regulatory filings or engagements.

[2] Includes fees in connection with other technical, financial reporting and compliance services.

[3] Includes fees in connection with tax compliance and tax consulting services.

[4] Includes fees principally in connection with sustainability reporting services and for subscriptions to PwC's web-based research program, training courses and conferences.

[5] Includes current estimates of fees for unbilled services.

[6] Reflects actual amounts invoiced for FY22 services.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding our equity compensation plans, including the Amended and Restated 2007 Equity and Incentive Plan (the "**Incentive Plan**") and Amended and Restated 2007 Employee Stock Purchase Plan (the "**Purchase Plan**"), as of the last day of FY23. Only shares of Common Stock may be issued under these plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price Per Share of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans *(Excluding Securities Reflected in Column (a))*
Equity compensation plans approved by security holders	24,960,712[1][2]	$49.43[3]	41,618,513[4]
Equity compensation plans not approved by security holders	—	—	—
Total:	24,960,712	$49.43	41,618,513

_____

[1] Includes 417,264 shares subject to outstanding options, 22,474,163 shares of Common Stock subject to outstanding restricted stock units ("**RSUs**") and 2,069,285 shares subject to outstanding performance stock units ("**PSUs**") (assuming achievement of the maximum performance).

[2] Includes 1,046,027 shares issuable pursuant to equity awards outstanding under the Incentive Plan that were granted in substitution for outstanding grants of companies that we have acquired ("**Substitution Grants**"). The Incentive Plan provides that the number of shares reserved for issuance under the Incentive Plan will be increased by the corresponding number of outstanding equity grants assumed or substituted for in connection with mergers and similar transactions. Substitution Grants typically remain subject to the terms that governed the grants when initially awarded by the acquired companies. When VMware makes Substitution Grants, VMware does not assume the stock plans of such acquired companies and does not make additional grants under such plans.

[3] Represents the weighted-average exercise price of outstanding options under the Incentive Plan and is calculated without taking into account the 24,543,448 shares of Common Stock subject to outstanding RSUs and PSUs (assuming achievement of the maximum performance) that become issuable as those units vest, without any cash consideration or other payment required for such shares.

[4] Represents the number of securities remaining available for issuance under the Incentive Plan and the Purchase Plan.

Proxy

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of May 15, 2023, about the beneficial ownership of Common Stock held by (i) each person who is known by us to own beneficially more than 5% of our Common Stock, (ii) each of our directors and nominees for director, (iii) each of our NEOs and (iv) all directors and executive officers of VMware as a group.

Applicable percentage ownership is based on 429,709,676 shares of Common Stock outstanding as of May 15, 2023. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding shares of Common Stock subject to options, warrants, rights or conversion privileges related to securities beneficially owned by that person that are currently exercisable or exercisable within 60 days of May 15, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Common Stock Beneficially Owned (#)	Outstanding Common Stock (%)
Principal Stockholders:		
Michael Dell*[1]	169,278,015	39.4
SLP Stockholders[2]	42,050,818	9.8
Other 5% Beneficial Owners:		
Dodge & Cox[3]	27,303,151	6.4
Other Directors and Executive Officers:		
Nicole Anasenes[4]	—	**
Anthony Bates*[5]	18,542	**
Marianne Brown[4]	—	**
Michael Brown[5]	24,544	**
Jean-Pierre Brulard[6]	27,776	**
Kenneth Denman[4]	—	**
Sumit Dhawan[7]	30,758	**
Egon Durban*	—	**
Karen Dykstra[4]	13,705	**
Amy Fliegelman Olli[8]	34,179	**
Raghu Raghuram[9]	316,988	**
Zane Rowe[10]	101,170	**
Paul Sagan[5]	22,417	**
All directors and executive officers as a group (14 persons)[11]	169,868,094	39.5

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* Nominee for director

** Represents less than 1%

[1] Information concerning Mr. Dell is based solely on Schedules 13D/A filed by Mr. Dell with the SEC on November 2, 2021 and May 26, 2022, reporting that Mr. Dell and the SLD Trust are the beneficial owners, in the aggregate, of 169,278,015 shares of Common Stock, consisting of 155,005,746 shares of Common Stock owned by Mr. Dell and 14,272,269 shares of Common Stock owned by the SLD Trust. Mr. Dell and the SLD Trust constitute the MSD Stockholders (as defined in this proxy statement). Mr. Dell disclaims beneficial ownership of all shares of Common Stock held by the SLD Trust. The address for Mr. Dell is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. See "*Transactions with Related Persons*" for information about the MSD Stockholders' voting rights and obligations.

[2] Information concerning the SLP Stockholders is based solely on a Schedule 13D/A filed with the SEC on May 26, 2022, reporting that the SLP Stockholders may be deemed the beneficial owners, in the aggregate, of 42,050,818 shares of Common Stock. The shares of Common Stock reported as beneficially owned by the SLP Stockholders consist of 16,133,485 shares of Common Stock owned of record by SL SPV-2, L.P ("**SPV-2**"), 16,561,833 shares of Common Stock owned of record by Silver Lake Partners IV, L.P. ("**SLP IV**"), 8,964,898 shares of Common Stock owned of record by Silver Lake Partners V DE (AIV), L.P. ("**SLP V**"), 243,679 shares of Common Stock owned of record by Silver Lake Technology Investors IV, L.P. ("**SLTI IV**"), 109,885 shares of Common Stock owned of record by Silver Lake Technology Investors V, L.P. ("**SLTI V**") and 37,038 shares of Common Stock owned of record by Silver Lake Group, L.L.C ("**SLG**"). The general partner of SPV-2 is SLTA SPV-2, L.P. ("**SLTA GP**") and the general partner of SLTA GP is SLTA SPV-2 (GP), L.L.C, ("**SLTA SPV GP**"). The general partner of each of SLP IV and SLTI IV is Silver Lake Technology Associates IV, L.P. ("**SLTA IV**"), and the general partner of SLTA IV is SLTA IV (GP), L.L.C. ("**SLTA IV GP**"). The general partner of each of SLP V and SLTI V is Silver Lake Technology Associates V, L.P. ("**SLTA V**"), and the general partner of SLTA V is SLTA V (GP), L.L.C. ("**SLTA V GP**"). The managing member of each of SLTA SPV GP, SLTA IV GP and SLTA V GP is SLG. SLG may be deemed to have beneficial ownership of the securities held by the SLP Stockholders. The managing members of Silver Lake are Egon Durban, also a VMware director, Kenneth Hao, Gregory Mondre and Joseph Osnoss. Mr. Durban disclaims beneficial ownership of all shares of Common Stock held by the SLP Stockholders. The address of each of the SLP Stockholders and entities named above is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025. See "*Transactions with Related Persons*" for information about the SLP Stockholders' voting rights and obligations.

[3] Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2023 by Dodge & Cox. The address for Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.

[4] Excludes shares of Common Stock that would have vested and been issuable but for the director's election to defer to future years the settlement of RSUs pursuant to a Board-approved program.

[5] Includes 569 shares of Common Stock issuable under RSUs that will vest within 60 days of May 15, 2023.

[6] Includes 2,357 shares of Common Stock issuable under RSUs that will vest within 60 days of May 15, 2023.

[7] Includes 5,009 shares of Common Stock issuable under RSUs that will vest within 60 days of May 15, 2023.

[8] Includes 4,233 shares of Common Stock issuable under RSUs that will vest within 60 days of May 15, 2023.

[9] Includes 21,500 shares of Common Stock held in the name of Mr. Raghuram's spouse, 41,000 shares of Common Stock held in an irrevocable trust for the sole benefit of his spouse and 23,321 shares of Common Stock held in a grantor retained annuity trust. Also, includes 7,796 shares of Common Stock issuable under RSUs that will vest within 60 days of May 15, 2023.

[10] Includes 5,292 shares of Common Stock issuable under RSUs that will vest within 60 days of May 15, 2023, of which all are scheduled to vest on June 1, 2023, prior to the effectiveness of Mr. Rowe's announced resignation on June 9, 2023.

[11] Includes 26,394 shares of Common Stock issuable to all those who are VMware executive officers and directors as of May 15, 2023, as a group, under RSUs that will vest within 60 days of May 15, 2023.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis section ("**CD&A**") discusses the compensation programs and policies for our NEOs. The CD&A also provides an overview of the Compensation Committee and its role in the design and administration of these programs and policies and in making specific compensation decisions for our NEOs. The CD&A is organized as follows:

- Section 1: Executive Summary

- Section 2: Compensation Components

- Section 3: Base Salary

- Section 4: Annual Performance-Based Bonus

- Section 5: Long-Term Incentives

- Section 6: Overview of the Compensation-Setting Process

- Section 7: Benefits, Perquisites and Other Compensation Policies

References in this CD&A to our fiscal years cover the following periods:

Fiscal Year	Dates Covered in Fiscal Year
FY21	February 1, 2020 through January 29, 2021
FY22	January 30, 2021 through January 28, 2022
FY23	January 29, 2022 through February 3, 2023

Section 1: Executive Summary

Named Executive Officers

In FY23, our NEOs were as follows:

NEO	Role
Raghu Raghuram	• CEO
Zane Rowe	• CFO
Sumit Dhawan	• President
Jean-Pierre Brulard	• EVP, Worldwide Sales
Amy Fliegelman Olli	• EVP, General Counsel

Mr. Rowe resigned from his position as CFO of VMware, effective June 9, 2023.

Business and Performance Update

Market Backdrop

Technologies emerge faster than organizations can absorb, creating increasingly complex environments. Organizations' IT departments and corporate divisions are working at an accelerated pace to harness new technologies, platforms and cloud models, ultimately guiding businesses and their product teams through a digital transformation. To take on these challenges, we are helping customers drive their multi-cloud strategy by providing the multi-cloud platform for all applications, enabling digital innovation and enterprise control. Our multi-cloud portfolio, spanning application modernization, cloud management, cloud infrastructure, networking, security and anywhere workspaces, forms a flexible, consistent digital foundation on which customers can build, run, manage, connect and protect their mission-critical workloads. Our portfolio supports and addresses our customers' key priorities, including modernizing their applications, managing multi-cloud environments, accelerating their cloud journey, modernizing the network using commodity hardware, embracing zero-trust security and empowering anywhere workspaces. We enable digital transformation of customers' applications, infrastructure and operations for their constantly evolving business and employee needs by providing them with a ubiquitous software platform, enabling them to build, run and manage IT workloads from anywhere on any cloud.

During FY23, we continued to see an increase in the portion of our sales occurring through our subscription and SaaS offerings compared to the portion of our on-premises solutions sold as perpetual licenses. Accordingly, we reported subscription and SaaS ARR as a key metric for measuring our progress, and selected this as a prominent metric in our incentive compensation plans.

Proposed Acquisition by Broadcom

On May 26, 2022, Broadcom announced its intent to acquire VMware in a cash-and-stock transaction that valued VMware at approximately $61 billion, based on the closing price of Broadcom common stock on May 25, 2022, and assume $8 billion of VMware's net debt.

On November 4, 2022, VMware stockholders voted to approve the proposed Acquisition pursuant to a special meeting. In accordance with the Merger Agreement, Broadcom will pay as consideration for each share of VMware Common Stock (i) $142.50 per share in cash (referred to as the cash consideration) or (ii) 0.25200 shares of common stock of Broadcom (referred to as the stock consideration). VMware stockholders may elect a different form of consideration for each share owned, and may elect to receive (i) solely the cash consideration, (ii) solely the stock consideration or (iii) if stockholders own more than one share, a combination of the cash consideration for a selected number of shares and the stock consideration for the remaining number of shares. The transaction, which is expected to be completed in Broadcom's fiscal year 2023, is subject to the receipt of regulatory approvals and other customary closing conditions.

Under the Merger Agreement, we are prohibited without Broadcom approval from granting new equity awards to or increasing the cash compensation of our NEOs during the pendency of the Acquisition. We do not believe these restrictions have materially limited our ability to motivate our NEOs, since our outstanding performance-based equity awards (including those granted in FY23) and annual incentives will continue to be measured based upon actual performance for all performance periods completed prior to consummation of the Acquisition.

Execution in FY23

FY23 marked another year of revenue growth and increased profitability as we executed on our multi-cloud and subscription and SaaS roadmap. As our results demonstrate below, we continued to grow our business while achieving meaningful progress in our subscription and SaaS business model transition, which positions VMware well to address customer needs and consumption patterns going forward. However, as is common when an acquisition is announced, the announcement of the Acquisition caused some disruption in our business as customers and partners attempted to gauge its potential impact. FY23 highlights include the following:

FY23 Business Performance [1]

$13.35 billion	$4.01 billion	$4.66 billion	$3.74 billion [2]
Revenue, +4% from FY22	Subscription & SaaS revenue, +25% from FY22	Subscription & SaaS ARR, +30% from FY22	Non-GAAP Operating Income, -5% from FY22

FY23 Company Highlights

Product and Customer	DEI	ESG
Launched technology offerings to enable customers to accelerate their digital transformation Expanded partnerships to deliver multi-cloud solutions to customers	Formally launched VMware Reverse Mentorship program to support employee career growth and create more inclusive leaders, engaging 44% of senior vice presidents and above	Recognized for environmental sustainability performance by being named to the CDP 2022 Climate Change A-List

Proposed Acquisition by Broadcom

Cash-and-stock transaction that valued VMware at approximately $61 billion at the time of announcement

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[1] The extra week during the fourth quarter of FY23 resulted in incremental ratable and professional services revenue on a comparable basis. For more information about impacts of the extra week in FY23, see our FY23 earnings release on March 2, 2023.

[2] For a reconciliation of our non-GAAP operating margin and operating income to GAAP operating margin and operating income, respectively, see "*Appendix A.*"

Alignment of Incentive Plan Payouts and Company Performance

While we experienced growth in revenue and ARR in FY23, during a time of uncertainty due to the pendency of the Acquisition, our performance was below the target goals set forth in our FY23 Executive Officer Bonus Program ("**Bonus Program**") and at target for the FY23 tranche of our operating PSU plans (the "**Operating PSU Plans**"). Due to these results, program funding and payouts were also at or below target.

Incentive Plan	Metric in FY23	FY23 Incentive Plan Target	FY23 Performance Result	Funding Outcome
FY23 Executive Officer Bonus Program	FY23 Revenue	$13,750 million	$13,350 million	85.2%
	FY23 Non-GAAP Operating Margin	28%	28%	
FY21 Operating PSU Plan (3rd tranche and 3-year metric)	FY23 ARR	$4,650 million	$4,655 million	100.0% per Spin-Off provision
	3-year Relative Total Stockholder Return ("**TSR**")	50th %ile vs. companies in S&P 500 IT Index`	28th %ile	1.00x per Spin-Off provision
FY22 Operating PSU Plan (2nd tranche)	FY23 ARR	$4,650 million	$4,655 million	100.8%
FY22 TSR PSU Plan	VMware stock price	No vesting below threshold of $200.51 over 90-day volume weighted-average price ("**VWAP**")	Did not achieve threshold	No PSUs earned during the year
FY23 Operating PSU Plan (1st tranche)	FY23 ARR	$4,650 million	$4,655 million	100.8%

Overview of Executive Compensation

Executive Compensation Objectives

The objectives of our executive compensation program are to:

Attract and retain exceptional executives	Motivate our executives to achieve our strategic, operational and financial goals	Reward behaviors that result in long-term increased stockholder value	Reward superior performance

Executive Compensation Program

Our executive compensation program emphasizes achievement of Company financial, strategic and operational performance designed for alignment with stockholder interests. As described below, the structure of our standard executive compensation program primarily takes the form of equity- and performance-based compensation.

Overview of FY23 Executive Compensation Program: Pay Mix and Incentive Plan Design

Item	Objective	Structure and Design	CEO Pay Mix
Salary	• Primary form of fixed compensation	• n/a	
Bonus Target	• Annual performance plan with corporate and individual goals	• Revenue, Non-GAAP operating margin • MBOs (or individual performance goals), DEI and ESG	Salary 6% PSU 50% Bonus 11% **94% Performance Based**
RSU	• Vest over 4 years; value directly tied to stockholder appreciation	• 40% of equity vehicle mix in FY23	
PSU Target	• 3-year performance plan, cliff vest following 3-year period • Year-to-year accountability with new annual goals established for each fiscal year based on up-to-date market conditions while holding participants accountable for entire 3-year performance period via multi-year performance modifier	• 60% of equity vehicle mix in FY23 • Financial metrics in 3 annual tranches • Multi-year metric in relative TSR vs. S&P 500 IT Index	RSU 33%

PSU Plan	FY21	FY22	FY23	FY24	FY25	FY26	FY27	Metric in FY23 Tranches
FY21 Operating PSU Plan	Tranche 1	Tranche 2	Tranche 3	Cliff Vest April 1, 2023				• ARR, an indicator of future top-line growth as IT consumption transitions to cloud-based subscription services
	3-Year Relative TSR vs. S&P 500 IT Index							
FY22 Operating PSU Plan		Tranche 1	Tranche 2	Tranche 3	Cliff Vest April 1, 2024			
		3-Year Relative TSR vs. S&P 500 IT Index						
FY23 Operating PSU Plan			Tranche 1	Tranche 2	Tranche 3	Cliff Vest April 1, 2025		
			3-Year Relative TSR vs. S&P 500 IT Index					
FY22 TSR PSU Plan (CEO and President only)	5-Year Period for VMW Stock Price Goals: Absolute TSR must increase by 300% and if Absolute TSR increases by <50%, no vesting							• n/a: 5-year goals for VMware stock price increase and relative TSR
	5-Year Period for Relative TSR: must be >=50th percentile of S&P 500 IT Index							
					Up to 50% Vest June 1, 2024 (holding period)	Up to 75% Vest June 1, 2025 (holding period)	Up to 100% Vest June 1, 2026	

Executive Compensation Governance

What We Do	What We Do Not Do
✓ Significant majority of CEO's and other NEOs' target direct compensation is tied to stock price performance	☒ No guaranteed bonuses
✓ At least half of the NEO target cash compensation opportunity is in the form of cash incentive bonuses that are funded on the basis of quantitative financial results	☒ No excessive perquisites or tax gross-ups
✓ PSUs constitute at least 50% of total target value of long-term incentive compensation for the CEO, President and CFO	☒ No employment agreements with executives other than customary expatriate and localization arrangements
✓ PSU plans typically include a three-year or longer performance period	☒ No single-trigger change-in-control provisions
✓ Below-target performance in incentive plans results in disproportionately lower payouts	☒ No hedging transactions allowed
✓ Maintain stock ownership guidelines for our CEO, CFO and President in order to further promote the alignment of executive officer interests with those of our stockholders	
✓ Independent compensation consultant is engaged by our Compensation Committee to advise on executive compensation	
✓ Severance Plan establishes consistent framework for benefits in case of separation from service of NEOs	
✓ Clawback provisions enable recovery of performance bonuses and gains on equity awards	

Advisory Vote on NEO Compensation

We conducted our annual non-binding, advisory Say-on-Pay vote at our 2022 Annual Meeting held on July 12, 2022. Our stockholders demonstrated support for our executive compensation program, with approximately 75% of the total votes cast in support. In light of this support of our executive compensation practices and plans, we have maintained our existing compensation philosophy, which is focused on delivering compensation that rewards performance and helps to achieve the objectives of our executive compensation program described above, including attracting and retaining exceptional executives.

Following the announcement of the Acquisition at the end of May 2022, we have not engaged in a proactive outreach program. If the Acquisition is not consummated, we would expect to resume our proactive stockholder outreach efforts.

Section 2: Compensation Components and Pay Mix

Compensation Components

The compensation packages of our NEOs include a mix of cash- and equity-based compensation. The major compensation components are as follows:

Base salary	Primary element of fixed compensation
Annual cash bonus	Based on annual financial, strategic and operational performance measured against specific pre-established goals
Long-term performance-based equity incentive compensation	PSUs that are tied to stock price performance and long-term performance objectives important to our Company
Long-term service-based equity incentive compensation	RSUs that are tied to stock price performance and enhance retention and long-term focus

Pay Mix

When designing the executive compensation program, the Compensation Committee gives significant weight to equity incentives, which reflects the Compensation Committee's belief that a predominant portion of executive compensation should be performance-based, tied to achievement of financial performance metrics. With respect to equity awards, the value ultimately realized by the recipient is determined by the price of our Common Stock, thereby directly linking an executive's compensation opportunity with stockholder value. The Compensation Committee believes that equity incentives are particularly significant because they drive the achievement of VMware's long-term operational and strategic goals and align the executives' interests with those of our stockholders, while cash incentives are utilized to drive the achievement of shorter-term corporate, strategic and individual performance goals.

The Compensation Committee reviews NEO compensation packages on an annual cycle, taking into account peer group data, Company and individual performances, unvested equity holdings and internal pay equity. In its review, the Compensation Committee may adjust the pay mix and typically considers apportioning annual equity awards between PSUs and RSUs.



Pay Mix:
CEO's FY23
Total Target Compensation
Salary 6%
Bonus 11%
PSU 50%
94%
Performance-
Based
RSU 33%

Pay Mix:
Average of Other NEOs' FY23
Total Target Compensation
Salary 9%
Bonus 9%
PSU 49%
91%
Performance-
Based
RSU 33%

Note: The charts above reflect the pay mix applicable to our CEO and other NEOs, on average. For purposes of determining the percentages shown above for NEO annual compensation opportunities: (1) annual base salary reflects the rates approved in effect during FY23, including the rate after the increase for our General Counsel as discussed in "*Section 3: Base Salary*" of this CD&A; (2) cash bonus target opportunity reflects the target opportunity expressed as a percentage of salary approved in effect during FY23, including the rate after the increase for our

CEO as discussed in "*Section 4: Annual Performance-Based Bonus*" of this CD&A; and (3) the equity components reflect the "Selected Value" as discussed in "*Section 5: Long-Term Incentives*" of this CD&A.

Section 3: Base Salary

Base salary serves as the primary form of fixed compensation for our NEOs. Base salary can also impact other compensation and benefit opportunities, including annual bonuses, as such opportunities are expressed as a percentage of base salary. The Compensation Committee did not increase annual salary rates for NEOs, except for Ms. Olli as noted below. In the case of Ms. Olli, the Compensation Committee considered market data and Ms. Olli's performance.

Name	Annual Salary Rate In Effect at Start of FY23	Updated Annual Salary Rate in FY23	Actual Salary Earned During FY23
Raghu Raghuram	$1,000,000	n/a	$1,000,000
Zane Rowe	$850,000	n/a	$850,000
Sumit Dhawan	$850,000	n/a	$850,000
Jean-Pierre Brulard	$800,000	n/a	$800,000
Amy Fliegelman Olli	$600,000	$650,000 (increase of 8.3% effective May 1, 2022)	$637,601

Section 4: Annual Performance-Based Bonus

Each of our NEOs is eligible to earn a cash bonus tied to our financial results and individual performance under our Bonus Program. We believe it is important to provide rewards for specific results and behaviors that support our overall business strategy.

FY23 Bonus Program Design

In FY23, the Compensation Committee maintained the general structure of the FY22 Bonus Program, with bonuses paid based on achievement against performance metrics and individual goals for a performance period that spanned the full fiscal year, while continuing to retain negative discretion to reduce actual payouts below the amounts calculated under the plan formulas as deemed appropriate. In FY23, the Compensation Committee established a specific accountability for the Company's DEI and ESG objectives, reflecting 10% of total payout opportunity.

As illustrated below, the FY23 Bonus Program design involved the following parameters:

Plan funding	• Entirely funded on the basis of quantitative, algorithmic measurement of financial performance, which yielded a plan funding percentage ("**plan funding level**")
	• The payout algorithm provided for proportionately greater funding to the extent performance achievement exceeded target goals, as well as greater reductions in funding to the extent performance achievement dropped below target goals, with zero funding below threshold performance levels
Plan funding metrics	• 100% of the plan funding was based upon the achievement of GAAP revenue and non-GAAP operating margin. The Compensation Committee placed primary focus on achievement of widely recognized metrics that are tracked by our stockholders and analysts and that we believe are indicators of the performance and health of our Company from growth and profitability perspectives
Thresholds must be achieved for any funding	• For any bonus amount to be paid out, a threshold level of achievement of each of the pre-established corporate financial objectives was required
	• In FY23, performance thresholds for funding were 95% of revenue and non-GAAP operating margin targets
	• At threshold performance, the plan funding level would equal 25% of target
Payouts	• 50% of the bonus opportunity was payable to the executive formulaically at the plan funding level in order to reinforce the connection between objective financial results and bonus payouts
	• 50% of the bonus opportunity was funded at 1.25 times the plan funding level and actual payouts to executives were subject to negative discretion based on the Compensation Committee's assessment of individual performance relative to strategic and operational goals. Within strategic and operational goals, the Committee assigned a specific accountability for achievement of DEI as well as ESG performance by weighting performance in these objectives 10% of total payout opportunity.
Caps on plan funding and payouts	• Plan funding based on achievement of objective financial results was capped such that the maximum funding cap was 200% of target
	• Taking into account the 1.25x maximum multiplier for the MBO portion of the plan, the maximum payout in FY23 under the plan was 225% of target
Compensation Committee could exercise negative discretion on funding and payouts	• The Compensation Committee had the authority to exercise negative discretion on actual plan funding, irrespective of funding calculated on the basis of our formulaic approach

Target Opportunity

The Compensation Committee did not increase percent-of-salary target bonus opportunities for NEOs except for Mr. Raghuram as noted below. In the case of Mr. Raghuram, the Compensation Committee considered market data and its desire that Mr. Raghuram have a greater incentive to drive the Company's annual financial and operating results. The target opportunity under the FY23 Bonus Program reflected the actual salary earned in FY23 for each executive multiplied by the executive's target bonus opportunity (expressed as a percentage of salary). The table below describes the target opportunity for each NEO under the FY23 Bonus Program.

Name	Bonus Target Percentage of Salary at Start of FY23	Updated Bonus Target Percentage in FY23	FY23 Bonus Target Opportunity
Raghu Raghuram	150%	200% effective May 1, 2022	$1,876,011
Zane Rowe	125%	n/a	$1,062,500
Sumit Dhawan	125%	n/a	$1,062,500
Jean-Pierre Brulard	100%	n/a	$800,000
Amy Fliegelman Olli	100%	n/a	$637,601

Corporate Financial Metrics

The following table shows the funding scale in the FY23 Bonus Program. The non-GAAP operating margin target utilizes the non-GAAP operating margin reported in our quarterly earnings releases, which is calculated by excluding stock-based compensation, employer payroll taxes on employee stock transactions, amortization of intangible assets, realignment charges, acquisition, disposition and other items, and discrete items that impacted our GAAP tax rate, from our operating margin calculated in accordance with GAAP. For purposes of measuring performance under the Bonus Program, we adjust our reported revenue and non-GAAP operating margin results to remove the impact of large acquisitions. Accordingly, the actual performance metrics calculated for purposes of the Bonus Program listed in the table below differ from VMware's reported financial results for the periods shown.

Metric	FY23 Bonus Program (Revenue in millions)				
	Threshold (50% Funding)	Target (100% Funding)	Maximum (200% Funding)	Actual Performance	Funding % of Target
Revenue (0%-200% funding)	$13,063	$13,750	>=$15,125	**$13,350**	**85.2%**
Non-GAAP Operating Margin (0%-200% funding)	26.6%	28.0%	>=32.0%	**28.0%**	

The performance goals in the FY23 Bonus Program were set higher than the performance goals in the FY22 Bonus Program with respect to threshold, target and maximum revenue, and were set above actual results for FY22, reflecting the Compensation Committee's expectations for growth. Performance goals with respect to threshold, target and maximum non-GAAP operating margin remained the same as in FY22, reflecting expectations for continuing investment in our business as we execute our multi-cloud portfolio and transition to a subscription and SaaS business model. The FY23 non-GAAP operating margin target was below our actual FY22 non-GAAP operating margin achievement because the FY22 achievement was inflated due to unplanned underspend as a result of the COVID-19 pandemic. In addition, the Compensation Committee determined that the goal setting for the FY23 non-GAAP operating margin target was appropriate given that the targets were still intended to be challenging and provide a similar level of rigor as those established for past years in order to provide a consistent incentive compensation opportunity.

Proxy

	FY22 Bonus Program		FY23 Bonus Program	
	Revenue (in millions)	**Non-GAAP Operating Margin**	**Revenue (in millions)**	**Non-GAAP Operating Margin**
Maximum	$13,970.0	32.0%	$15,125.0	32.0%
Target	$12,700.0	28.0%	$13,750.0	28.0%
Threshold	$12,065.0	26.6%	$13,063.0	26.6%
Actual in Plan Funding Calculation	$12,850.6	30.2%	$13,350.0	28.0%

Performance in the corporate financial metrics for FY23 yielded funding equal to 85.2% of target.

	FY23 Bonus Program Payout of Financial Component	
Name	**Financial Component Target Amount (50% of Total)**	**Approved Financial Component of Bonus @ 85.2%**
Raghu Raghuram	$938,005	$799,181
Zane Rowe	$531,250	$452,625
Sumit Dhawan	$531,250	$452,625
Jean-Pierre Brulard	$400,000	$340,800
Amy Fliegelman Olli	$318,801	$271,618

Individual Performance Assessments

FY23 individual performance goals, or MBOs, for NEOs were established at the start of the year taking into account the importance of cross-functional collaboration and accountability to our priority business objectives. The Compensation Committee assigned substantially the same set of performance goals to each of our NEOs, with an emphasis on stretch goals relating to the Company's transition to multi-cloud SaaS.

	FY23 MBOs				
	Raghu Raghuram	**Zane Rowe**	**Sumit Dhawan**	**Jean-Pierre Brulard**	**Amy Fliegelman Olli**
Strategic and Operational Objectives (40% of total FY23 Bonus Program opportunity)					
Cross-cloud services on public clouds	x		x	x	
Customer satisfaction and consumption	x	x	x	x	
Subscription and SaaS business model transformation	x	x	x	x	
Employee satisfaction and sentiment	x	x	x	x	x
Operations initiatives in NEO's functional area	x	x	x	x	x
Developing and launching solutions with Dell[1]	x	x	x	x	
ESG/DEI Objectives (10% of total FY23 Bonus Program opportunity)					
ESG and DEI objectives	x	x	x	x	x

[1]The Commercial Framework Agreement in connection with VMware's Spin-Off transaction from Dell includes a provision that requires select executives from VMware to be accountable for developing and launching joint solutions.

In holistically evaluating FY23 performance, the Compensation Committee also took into consideration the NEOs' leadership impact in achieving the Company's operating plans and MBOs during a challenging period of unprecedented corporate uncertainty associated with the pendency of the Acquisition.

Typically, the Compensation Committee determines payout percentages based on the CEO's assessment of individual achievement for all NEOs other than himself, with the Compensation Committee independently determining individual achievement for the CEO. There were no formulas or weightings assigned to individual MBOs, and achievement was assessed on a holistic basis that also took into account individual and company performance while rigorously assessing Company execution on its subscription and SaaS transformation.

Name	Strategic and Operational Objectives Assessment
Raghu Raghuram	• Achieved operating plans, particularly those to transition the Company to a subscription and SaaS business model, during a period of corporate uncertainty due to the pendency of the Acquisition; and executed activities towards supporting the consummation of the Acquisition. • Achieved metrics for the acquisition and consumption of cross-cloud services by our largest customers and with VMware Cloud by hyperscalers. • Increased customer net promoter score ("**NPS**") and in-quarter renewal rates due to strong sales engagement. • Executed business plans with Dell on strategic joint solutions
Zane Rowe	• Executed on business and regulatory activities towards supporting the consummation of the pending Acquisition • Pivoted business model to more ARR while preserving financial performance. Achieved objectives in forecasting and financial planning. • Enhanced SaaS operations for sales motions and deal velocity. • Improved customer ease of doing business.
Sumit Dhawan	• Maintained customer sentiment and satisfaction during a period of unprecedented corporate uncertainty due to the pendency of the Acquisition. • Achieved objectives in customer acquisition and consumption across hyperscalers, cross-cloud services with largest customers, and with VMware Cloud by hyperscalers. • Grew ARR across products. • Increased customer consumption and sales opportunities. Met objectives for customer ratings for innovation and relationship.
Jean-Pierre Brulard	• Achieved plans for bookings, ARR and mix of subscription and SaaS in total revenue and in key customer segments during a period of corporate uncertainty due to the pendency of the Acquisition. • Led customer engagement to achieve objectives in customer NPS and in-quarter renewal rates. • Improved sales process leading to customer consumption.
Amy Fliegelman Olli	• Executed on business and regulatory activities towards supporting the consummation of the pending Acquisition • Achieved objectives in trust, privacy and streamlining SaaS provider management. • Improved customer contracting and terms of service experience. • Improved risk management and compliance. • Increased patent filings.

Name	ESG/DEI Objectives Assessment[1]
All NEOs	• Achieved ESG business plans for product sustainability, net zero; pay equity, representation and distributed work culture; social impact; product security, privacy and data security; and ESG data, systems and controls. • Achieved DEI objectives related to representation of women and underrepresented groups in our workforce.

_____

[1]See "*Environmental, Social and Governance*" for more detailed information regarding how the Company performed against its ESG objectives.

As discussed above, our FY23 Bonus Program provided that payouts for individual performance would be funded, subject to the Compensation Committee's potential use of negative discretion, at 1.25 times the same ratio as funding based on the corporate financial metrics, provided the threshold financial goals were attained.

With respect to payouts for Strategic and Operational Objectives, the Compensation Committee evaluated the NEOs' achievement of MBOs and holistically considered the NEOs' management of VMware in a period of corporate uncertainty while executing on activities to consummate the proposed Acquisition, and determined not to apply negative discretion, resulting in payouts at 106.5% of target.

With respect to payouts for the ESG/DEI Objectives, the Compensation Committee evaluated the NEOs' achievement of business plans and determined that the payouts for the ESG/DEI component would be 100.0% of target.

In total, the Individual component of FY23 bonus resulted in payouts of 105.2% of target for the NEOs as set forth in the table below.

	FY23 Bonus Program Payout of Individual Component					
Name	Target Amount (50% of Total Target)	Max Bonus Calculated Per Formula @ 106.5%	Approved MBO Bonus % (weighted 40% of NEIP)	Approved ESG/DEI Bonus % (weighted 10% of NEIP)	Approved Bonus Amount	Approved Bonus % of MBO Target
Raghu Raghuram	$938,005	$998,975	$799,181 (106.5%)	$187,601 (100%)	$986,782	105.2%
Zane Rowe	$531,250	$565,781	$452,625 (106.5%)	$106,250 (100%)	$558,875	105.2%
Sumit Dhawan	$531,250	$565,781	$452,625 (106.5%)	$106,250 (100%)	$558,875	105.2%
Jean-Pierre Brulard	$400,000	$426,000	$340,800 (106.5%)	$80,000 (100%)	$420,800	105.2%
Amy Fliegelman Olli	$318,801	$339,523	$271,618 (106.5%)	$63,760 (100%)	$335,378	105.2%

Total Bonus Payouts (Financial Component + Individual Component) for FY23: Target vs. Actual

The following table details the total bonus payouts including both financial and individual components to each of our NEOs for FY23.

Name	FY23 Bonus Program Total Payout		
	Total Target (Financial + Individual)	Total Actual (Financial + Individual)	Total Actual as a % of Target
Raghu Raghuram	$1,876,011	$1,785,962	95.2%
Zane Rowe	$1,062,500	$1,011,500	95.2%
Sumit Dhawan	$1,062,500	$1,011,500	95.2%
Jean-Pierre Brulard	$800,000	$761,600	95.2%
Amy Fliegelman Olli	$637,601	$606,996	95.2%

Section 5: Long-Term Incentives

We believe that equity awards are an important part of our executive compensation program, as they further align the interests of our NEOs with those of our stockholders. Equity awards are also an important part of the compensation packages that we use to recruit and hire new executives. We conduct an annual review of the composition, value and vesting timeline of long-term equity-based incentive awards held by our NEOs, and our Compensation Committee periodically approves annual ongoing awards, which are designed to reward for execution against our long-term business strategy, support alignment with our stockholders, and promote long-term retention of our executive team.

Target Vehicle Mix

During FY23, our Compensation Committee continued to make performance-based equity awards a substantial portion of the overall value of equity awards granted to our NEOs. As described below under "*Equity Awards in FY23*," as part of its FY23 annual review of executive compensation, the Compensation Committee awarded 60% of the target selected equity award value (as discussed below) to NEOs in FY23 Operating PSUs and 40% of the target selected equity award value in RSUs.

We believe that the FY23 mix of PSUs and RSUs for our NEOs met the primary objectives of our annual NEO equity award grant program by aligning executive compensation with TSR, focusing executive performance on financial metrics that are key to our success, and promoting long-term retention.

Equity Awards in FY23

The table below details equity awards approved by the Compensation Committee for our NEOs during FY23. In granting equity awards to our NEOs, the Compensation Committee selects a nominal dollar value for each award ("**Selected Value**"). In determining the Selected Value of equity awards, the Compensation Committee took into consideration compensation data of our peer group, the unvested equity retention values of our NEOs and each NEO's performance and impact to the Company.

Name	FY23 Operating PSU Plan Selected Value	FY23 RSU Selected Value	Total Selected Value
Raghu Raghuram	$9,000,000 (74,617 Target PSUs)	$6,000,000 (49,745 RSUs)	$15,000,000 (124,362 share units)
Zane Rowe	$5,400,000 (44,770 Target PSUs)	$3,600,000 (29,847 RSUs)	$9,000,000 (74,617 share units)
Sumit Dhawan	$5,400,000 (44,770 Target PSUs)	$3,600,000 (29,847 RSUs)	$9,000,000 (74,617 share units)
Jean-Pierre Brulard	$3,600,000 (29,847 Target PSUs)	$2,400,000 (19,898 RSUs)	$6,000,000 (49,745 share units)
Amy Fliegelman Olli	$3,600,000 (29,847 Target PSUs)	$2,400,000 (19,898 RSUs)	$6,000,000 (49,745 share units)

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Note: The number of PSUs and RSUs covered by each award was determined by dividing the Selected Equity Value by the 45-day trailing average price of Common Stock as of the last day of the month preceding the month during which the award was granted to derive a quotient. The number of PSUs and RSUs was equal to 1x the quotient.

FY23 Operating PSU Plan

- In FY23 when the Committee approved the equity awards for NEOs, it also approved the design and performance metrics for the FY23 Operating PSU Plan, as well as the financial goals for the FY23 annual tranche of each of the FY21, FY22 and FY23 Operating PSU plans. Consistent with the FY22 Operating PSU Plan, the FY23 Operating PSU Plan provides for three annual performance tranches based on financial performance goals to be determined following the start of each fiscal year, a three-year multiplier based on TSR achievement, with awards also subject to continued employment. For more information on the vesting schedules of equity awards granted to NEOs, see "*Compensation of Executive Officers—Outstanding Equity Awards at Fiscal Year-End.*"

FY23 RSUs

- The FY23 RSU grants to NEOs vest over a four-year period, subject to continued employment, with 25% of the shares vesting on the one-year anniversary of the vest base date and the remaining shares vesting ratably thereafter on a semi-annual basis.

Ongoing FY22 TSR PSUs (granted in FY22)

- In connection with the appointment of our CEO and President in FY22, the Compensation Committee awarded to Messrs. Raghuram and Dhawan promotional TSR PSUs.

- The Compensation Committee has not since issued, and does not intend to issue any additional one-time awards going forward to Messrs. Raghuram and Dhawan.

- The FY22 TSR PSUs will not be earned if Broadcom completes its proposed Acquisition and the purchase price per share of VMware Common Stock in connection with the proposed Acquisition (the "**Acquisition Price**") is below the FY22 TSR PSU Plan's threshold of $200.51. Based on (1) the closing price per share of Broadcom common stock of $639.80 per share on May 15, 2023, (2) the exchange ratio of 0.2520 and (3) the cash consideration of $142.50 per VMware share, the Acquisition Price is $151.86, which is below the funding threshold.

- The purpose of the FY22 TSR PSUs was to directly align significant performance incentive opportunities to the achievement of substantial stockholder returns over a five-year performance period.

- To ensure that both Messrs. Raghuram and Dhawan only derive value from the FY22 TSR PSU awards if significant sustainable stockholder value is created, the Compensation Committee incorporated substantial governance safeguards, described in the table below.

Substantial TSR performance required	• 300% increase above base price to achieve 100% of PSUs (base price is 15-day trailing VWAP of our Common Stock on June 1, 2021)
Sustained TSR performance required	• Measurement based on 90-day trailing VWAP
Relative TSR Analysis	• Significant penalty of reduced payout if sustained relative TSR is below 50%ile compared to TSR of companies in S&P 500 IT Index • If relative TSR is between 50th %ile and 25th %ile, penalty scales linearly from 0% to 50% of funded shares • None of funded shares vest if relative TSR is below 25th %ile
Long-term vesting	• Up to 50% of PSUs are eligible to vest three years following the start of the performance period • Up to 75% is eligible to vest four years following the start of the performance period • Up to 100% is eligible to vest five years following the start of the performance period
Additional post-vest holding period	• 50% of PSUs eligible to vest on the third and fourth anniversaries of the start of the performance period must be held until the completion of the performance period on the 5th anniversary
Limited acceleration	• Excluded from acceleration under Executive Severance Plan • PSUs for which the performance goals have not been met are forfeited upon termination other than due to death or disability or following a change in control • Upon death, disability or following a qualifying termination in connection with a change in control, PSUs whose performance goals have been met are subject to acceleration

PSUs—FY21, FY22 and FY23 Operating PSU Plans

Design of Operating PSU Plan

The design of the FY23 Operating PSU Plan addresses our objective to incentivize continuing progress in broadening our portfolio of subscription and SaaS-based offerings while maintaining alignment with stockholder returns. The design drives year-to-year accountability with new annual goals established for each fiscal year based on up-to-date market conditions while holding participants accountable for entire 3-year performance period via multi-year performance modifiers and is substantially consistent with the design of the FY21 and FY22 Operating PSU Plans, including these features:

Focus on long-term performance	• Three successive annual performance tranches drive achievement of sustained results. Annual tranches enable more precise and meaningful goal-setting during a highly dynamic period.
	• If an annual tranche is completed at below-target performance, a catch-up is not available.
	• Multi-year goal holds NEOs accountable for long-term performance.
Focus on value creation	• In the FY21 and FY22 Operating PSU Plans, the Compensation Committee utilized subscription and SaaS revenue (weighted 70%) and non-GAAP operating income (weighted 30%).
	• In FY23, the Compensation Committee utilized ARR as the tranche metric in order to (1) provide a performance metric that is an accurate indicator of future top-line growth prospects and reinforce the importance of go-forward revenue opportunities; (2) reduce overlap of metrics in the FY23 Bonus Program by eliminating non-GAAP operating income; and (3) reinforce the importance of subscription and SaaS revenue as IT consumption models increasingly transition from on-premises to cloud-based subscription services.
	• The pay-for-performance scale for FY23 ARR was set so that payout at threshold performance would be 25% of target and payout at maximum performance would be 150% of target. This range was refined from the range in place in prior-year PSU tranches, which had a payout of 50% of target at threshold and 200% of target at maximum. In setting the FY23 payout range, the Compensation Committee intended to have a challenging scale that took into consideration our ARR growth expectations, reflecting a lower payout for threshold ARR results that were still meaningfully above our FY22 actual result and a lower payout for maximum ARR given our uncertainty in forecasting top-end ARR growth prospects in FY23.
	• The relative TSR multiplier holds NEOs accountable for stockholder returns that are competitive relative to companies in the S&P 500 IT Index and modifies PSUs by 0.75x to 1.25x in proportion to relative TSR achievement of <=25th %ile to >= 75th %ile, scaled linearly.

FY23 ARR performance applied to the first of three tranches of the FY23 Operating PSU Plan and the second of three tranches of the FY22 Operating PSU Plan. The FY23 tranche of the FY21 Operating PSU Plan was treated as having achieved target performance due to the extraordinary transaction provision covering VMware's Spin-Off from Dell during the performance period.

An illustration of the staggered design of our operational PSU plans that were ongoing during FY23 is below.

Plan	FY21	FY22	FY23	FY24	FY25	FY26
FY21 Operating PSU Plan[1]	33% of target PSU award: FY21 subscription and SaaS revenue (70% weight) + FY21 non-GAAP operating income (30% weight) = FY21 tranche opportunity (0%-150% of target)	33% of target PSU award: FY22 subscription and SaaS revenue (70% weight) + FY22 non-GAAP operating income (30% weight) = FY22 tranche opportunity (0%-200% of target)	33% of target PSU award: FY23 ARR (100% weight) = FY23 tranche opportunity (0%-150% of target)	Vests April 1, 2023 [2]		
		3-year TSR relative to companies in S&P 500 IT Index, multiplier on FY21, FY22 and FY23 tranches				
FY22 Operating PSU Plan		33% of target PSU award: FY22 subscription and SaaS revenue (70% weight) + FY22 non-GAAP operating income (30% weight) = FY22 tranche opportunity (0%-200% of target)	33% of target PSU award: FY23 ARR (100% weight) = FY23 tranche opportunity (0%-150% of target)	33% of target PSU award: FY24 metric determined in FY24 = FY24 tranche opportunity determined in FY24	Vests April 1, 2024 [2]	
			3-year TSR relative to companies in S&P 500 IT Index, multiplier on FY22, FY23 and FY24 tranches			
FY23 Operating PSU Plan			33% of target PSU award: FY23 ARR (100% weight) = FY23 tranche opportunity (0%-150% of target)	33% of target PSU award: FY24 metric determined in FY24 = FY24 tranche opportunity determined in FY24	33% of target PSU award: FY25 metric determined in FY25 = FY25 tranche opportunity determined in FY25	Vests April 1, 2025 [2]
			3-year TSR relative to companies in S&P 500 IT Index, multiplier on FY23, FY24 and FY25 tranches			

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[1] Note: due to VMware's Spin-Off from Dell, a provision related to extraordinary corporate transactions determined that the performance conditions for the FY23 tranche of the FY21 Operating PSU Plan would be calculated at 1.0x target. Accordingly, per accounting rules, PSUs for the FY23 tranche of the FY21 Operating PSU Plan were deemed granted on November 1, 2021 instead of April 2022.

[2] PSUs vest subject to continued employment. Actual number of shares subject to vesting equals PSUs achieved from each tranche multiplied by three-year TSR relative to companies in S&P 500 IT Index multiplier (0.75x-1.25x); maximum number of shares capped at 200% of target

shares.

Performance levels are subject to adjustment to exclude the impact of merger-, acquisition- and divestiture-related transactions above predetermined materiality thresholds during each performance period. Achievement is measured following the end of each annual performance tranche, and achievement relative to the multi-year performance goal is measured following the end of the full three-year performance period. Depending upon the level of achievement, the PSUs can convert into shares of Common Stock at ratios ranging from 0.1875 shares to two shares for each PSU. PSUs are capped at 2x target irrespective of actual performance. If the minimum performance threshold is not met, then no shares will be issued.

The Compensation Committee continues to evaluate alternative designs with the goal of best aligning our PSU plans with the long-term performance of the Company. The three-year performance modifier is critical to the plan design because it modifies the number of shares otherwise subject to vesting based on performance in each annual tranche. Taken together, the Compensation Committee believes the balanced focus on sustained performance over individual annual tranches enables goals to be adjusted each year to reflect changing business conditions while a multi-year performance goal focused on total top-line revenue growth incentivizes our NEOs to deliver tangible results from their strategic decisions that will drive longer-term stockholder value.

FY23 Tranche Performance Goals

In March 2023, the Compensation Committee reviewed Company performance against metrics contained in the FY21, FY22 and FY23 Operating PSU Plans in connection with the FY23 performance tranche. Results are set forth in the following table. The performance goals in the FY23 tranche of the FY21, FY22 and FY23 Operating PSU Plans were set higher than the performance results in FY22, reflecting expectations for ARR growth from the prior year.

FY22 Actual	FY23 Tranche		
ARR	Performance Level	ARR Performance (in millions)	% of Target Payout
	Maximum (150% of Target)	>= $5,000	150%
$3,580	Target (100%)	$4,650	100%
	Threshold (25% of Target)	$4,250	25%
	Actual in Plan Calculation	$4,655	100.8%

FY23 Tranche Conversion to PSUs Based on FY23 Performance

| Name | FY23 Tranche of PSU Plan: Target PSUs | | | PSU Achievement in FY23 Tranche[1] | | |
	FY21 Operating PSU Plan	FY22 Operating PSU Plan	FY23 Operating PSU Plan	FY21 Operating PSU Plan at 100% of Target per Spin-Off Provision	FY22 Operating PSU Plan at 100.8% Performance	FY23 Operating PSU Plan at 100.8% Performance
Raghu Raghuram	33,849	17,902	24,872	33,849	18,045	25,071
Zane Rowe	33,849	25,282	14,923	33,849	25,484	15,042
Sumit Dhawan[2]	n/a	13,356	14,923	n/a	13,463	15,042
Jean-Pierre Brulard	9,309	8,419	9,949	9,309	8,486	10,029
Amy Fliegelman Olli	7,616	7,015	9,949	7,616	7,071	10,029

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[1] Achieved PSUs convert into shares depending upon relative TSR compared to companies in the S&P 500 IT Index over the three-year period FY21 through FY23 (for the FY21 Operating PSU Plan), FY22 through FY24 (for the FY22 Operating PSU Plan) and FY23 through FY25 (for the FY23 Operating PSU Plan). Achieved PSUs from the FY21 Operating PSU Plan converted into shares that vested on April 1, 2023. As indicated, the spin-off provision in the FY21 Operating PSU Plans resulted in PSUs converting into shares at a ratio of 1.0x. The FY22 and FY23 Operating PSU Plans did not include the spin-off provision. See preceding discussion.

[2] Mr. Dhawan was not eligible to participate in the FY21 Operating PSU Plan.

Completion of FY21 Operating PSU Plan; Calculation of Shares Subject to Vest Based on Performance

The FY21 Operating PSU Plan concluded at the end of FY23. As described above, the FY21 Operating PSU Plan design featured annual performance tranches for each of FY21, FY22 and FY23, and a multi-year performance goal for relative TSR.

The multi-year performance modifier result was as follows:

FY21 Operating PSU Plan Multi-Year Performance Modifier

	Minimum (0.75x)	Target (1.00x)	Maximum (1.25x)	Actual Result	Modifier Per Actual Results
3-Year Relative TSR (FY21-FY23)	25%ile	50%ile	>=75%ile	28%ile	0.78x

The Operating PSU Plans are intended to drive multi-year performance achievement by NEOs over factors within their control. Consistent with common practice, the FY21 Operating PSU Plans included carveout provisions triggered by transformative corporate transactions such as a change-in-control, spin-off and roll-up transaction that can significantly impact pre-set goals in unpredictable ways. The objective of these provisions is to encourage executives to keep their focus on successful completion of the transformative transaction and acknowledge that such a material change to corporate structure could result in previously-established performance goals being no longer relevant to increases in stockholder value. In such cases, the objective of such carveouts is to retain a time-based retention incentive as well as a continuing incentive for the PSUs to increase in value via stock price appreciation.

Proxy

In November 2021, the Spin-Off of VMware from Dell was completed. Pursuant to the terms and conditions of the FY21 Operating PSU Plan, VMware's Spin-Off from Dell during the performance period resulted in 100% performance multiplier on annual tranches whose performance had not been certified prior to the Spin-Off and a 1.0x multi-year performance modifier.

Based on the above, the FY21 Operating PSU Plan achieved 115.3% of target PSUs resulting from annual tranche performance ratios of 146.0%, 100% and 100% of target for FY21, FY22 and FY23, respectively, and a multi-year performance multiplier of 1.00 applied to each annual tranche performance ratio due to application of the spin-off provision in the FY21 Operating PSU Plan discussed above. Following performance certification by the Compensation Committee, shares underlying earned PSUs vested on April 1, 2023.

| Name | Total PSUs in FY21 Operating PSU Plan | FY21 Operating PSU Plan Awards Per Annual Tranche Modifiers | | | FY21 Operating PSU Plan Awards Per Annual Tranche Modifiers | | | 3-Year Performance Modifier per Spin-Off Provision | Total Shares Earned in FY21 Operating PSU Plan | |
		FY21 Tranche Target	FY22 Tranche Target	FY23 Tranche Target	FY21 Tranche Modifier	FY22 Tranche Modifier per Spin-Off Provision	FY23 Tranche Modifier per Spin-Off Provision		# of Shares	% of Total Target Issued
Raghu Raghuram	101,545	33,848	33,848	33,849	146.0%	100.0%	100.0%	1.00x	117,115	115.3%
Zane Rowe	101,545	33,848	33,848	33,849	146.0%	100.0%	100.0%	1.00x	117,115	115.3%
Sumit Dhawan[1]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Jean-Pierre Brulard	27,925	9,308	9,308	9,308	146.0%	100.0%	100.0%	1.00x	32,206	115.3%
Amy Fliegelman Olli	22,848	7,616	7,616	7,616	146.0%	100.0%	100.0%	1.00x	26,351	115.3%

_____

[1] Mr. Dhawan was not eligible to participate in the FY21 Operating PSU Plan.

If VMware had not completed its Spin-Off from Dell in FY22, the spin-off provision of the FY21 Operating PSU Plan would not have applied. Presuming actual performance results for the performance period from FY21 through FY23, in which annual tranches yielded 146.0%, 40.2% and 100.8% performance multipliers and 3-year relative TSR yielded 0.78x performance modifier, participants in the FY21 Operating PSU Plan would have achieved 74.6% of target PSUs, reflecting vesting of 112,627 fewer PSUs in the aggregate, with respect to the executives set forth in the above table.

Approved Award Value vs. Accounting Grant Date Fair Value for Operating PSU Awards

Grant date fair values for PSUs are not determined until performance metrics are established. Accordingly, the grant date fair values for the second and third tranches of the FY23 Operating PSU Plan are not reflected in the "*Summary Compensation Table*" and the other tables in the "*Compensation of Executive Officers*" section of this proxy statement. Instead, one-third of the FY23 Operating PSU Plan grant date fair values is reflected in this proxy statement, one-third would be reflected in our 2024 proxy statement and one-third would be reflected in our 2025 proxy statement. With respect to the FY23 Operating PSU Plan, the performance goals for the FY23 annual tranche were determined by the Compensation Committee in April 2022.

During FY23, the Compensation Committee also established performance metrics for the second tranche of the FY22 Operating PSU Plan. Accordingly, the grant date fair values for the second tranche of the FY22 Operating PSU Plan are reflected in the FY22 row of the "*Summary Compensation Table*" in the "*Compensation of Executive Officers*" section of this proxy statement. The FY24 performance metrics applicable to the third tranche of the FY22 Operating PSU Plan were established in early FY24 and the corresponding grant date fair values would be reflected in the 2024 proxy statement.

Additionally, the FY23 performance tranche of the FY21 Operating PSU Plan was determined by the impact of VMware's Spin-Off from Dell in November 2021 which, pursuant to the provisions of the FY21 Operating PSU Plan when it was adopted, resulted in FY23 performance achievement at target. Accordingly, the performance metrics for both the second and third tranches of the FY21 Operating PSU Plan are deemed to have occurred during FY22 and were reflected in the "*Summary Compensation Table*" and the other tables in the "*Compensation of Executive Officers*" section of our FY22 proxy statement.

Award	Year Approved	Grant Date Fair Value in 2021 Proxy	Grant Date Fair Value in 2022 Proxy	Grant Date Fair Value in 2023 Proxy	Grant Date Fair Value in 2024 Proxy	Grant Date Fair Value in 2025 Proxy
FY21 Operating PSU Plan	FY21	FY21 Tranche	FY22 Tranche FY23 Tranche[1]	-	-	-
FY21 RSUs	FY21	Full Award	-	-	-	-
FY22 Operating PSU Plan	FY22	-	FY22 Tranche	FY23 Tranche	FY24 Tranche	-
FY22 RSUs	FY22	-	Full Award	-	-	-
FY22 TSR PSU (CEO and Pres. Only)	FY22	-	Full Award	-	-	-
FY23 Operating PSU Plan	FY23	-	-	FY23 Tranche	FY24 Tranche	FY25 Tranche
FY23 RSUs	FY23	-	-	Full Award	-	-

_____
[1] In connection with VMware's Spin-Off, the FY23 Tranche of the FY21 Operating PSU Plan was deemed granted pursuant to accounting rules on November 1, 2021.

The difference of as much as two years between the date when the Compensation Committee approves PSU grants and the date when individual annual tranches are assigned a grant date fair value under accounting and SEC disclosure rules (as well as the application of any spin-off provision), can result in significant deviations between the selected grant value that the Compensation Committee approved and the grant value that appears in the "*Summary Compensation Table*" because the respective accounting values are based on the Common Stock price on the applicable grant dates.

Section 6: Overview of the Compensation-Setting Process

Our Compensation Committee determines NEO compensation. The members of our Compensation Committee possess significant experience in the review and oversight of executive compensation at global technology companies and at VMware. The Compensation Committee makes its determinations of executive compensation based on this experience and in consultation with management.

The Compensation Committee has engaged FW Cook as its independent consultant to advise it on an as-needed basis with respect to executive compensation decisions. FW Cook reports directly to the Compensation Committee and does not provide services to VMware management. The Compensation Committee has assessed the independence of FW Cook pursuant to SEC and NYSE Rules and concluded that the firm's work does not raise any conflict of interest that prevents them from providing independent advisory services to the Compensation Committee.

FW Cook provides the Compensation Committee analyses of our executive compensation program at least annually. FW Cook assists the Compensation Committee's review of our program's effectiveness in supporting our business objectives and strategy, its relative reasonableness compared to competitive practice for companies in related businesses of similar size and market value and the changing business and regulatory environment.

FW Cook recommends a peer group, which is reviewed and approved annually by the Compensation Committee, for executive compensation comparisons. FW Cook compares our executive compensation structure and levels using data from proxy statements and other SEC filings by peer group companies, as well as additional data from Radford Consulting ("**Radford**") on the peer group companies.

VMware's peer group for FY23 consisted of the following companies:

VMware peer companies	Adobe Systems, Autodesk, Block, Cisco Systems, Citrix Systems, eBay, Electronic Arts, Intuit, NetApp, Oracle, Palo Alto Networks, PayPal, Salesforce.com, ServiceNow, Twilio and Workday

The Compensation Committee determined the peer group of companies for FY23 based on the following principles:

- Focus on SaaS companies when identifying potential additions given VMware's evolving business model;

- Avoid introducing artificial volatility into the market data by taking a measured approach to changes; and

- Factor in degree of alignment with companies that may be considered peers by stockholders and proxy advisory services.

Applying the principles above, the Compensation Committee made the following changes to the peer group for FY23:

- Removed Microsoft: No longer comparable company size and pay practices;

- Added Block: Comparable company size and talent competitor;

- Added Twilio: Comparable company size and talent competitor.

The Compensation Committee made NEO compensation decisions in light of the FW Cook analysis, and with the objective of awarding compensation that is generally competitive with our peer group and the Radford survey data (which generally reflects pay practices from the same set of peers) and sufficient to recruit and retain qualified executives. The Compensation Committee does not target or benchmark compensation to any particular percentile of compensation paid by other companies, rather it considers the market data as one factor in making its compensation decisions. Other factors include our performance, an individual's contribution, experience, potential, compensation history, internal pay equity and retention needs. After taking these factors into account, the Compensation Committee exercises its judgment in making compensation decisions. We believe that this approach gives us the flexibility to make compensation decisions based upon the relevant facts and circumstances.

Section 7: Benefits, Perquisites and Other Compensation Policies

Benefits and Perquisites

We provide only minimal and select executive-level benefits or perquisites to our NEOs targeted to assist in the recruitment of new executives and alignment with market practices.

During FY23, our NEOs were eligible to participate in a program for VMware to reimburse employees at the senior vice president level or above, including each NEO, for annual comprehensive physical examinations and medical screenings. We determined that offering such a benefit was in the best interests of VMware and our stockholders, given the critical role of our senior staff to the ongoing performance of our business.

Our NEOs employed in the U.S. were also eligible to participate in a non-qualified deferred compensation plan ("**NQDC Program**") that was open to VMware employees at the level of senior director and above. The NQDC Program allows a participant to voluntarily defer between 5% and 75% of base salary, between 5% and 100% of commissions (if any) and between 5% and 100% of eligible bonuses (if any), in each case on a pre-tax basis. VMware may, but does not currently intend to, make matching contributions.

From time-to-time we provide relocation benefits in connection with the recruitment or appointment of new executive officers. In 2021, prior to his appointment as EVP, Worldwide Sales, Mr. Brulard relocated to the United States. In connection with his relocation, we provided Mr. Brulard with relocation and tax equalization benefits consistent with VMware's Relocation

Policy available to all employees, including officers. Some of these tax equalization benefits were provided to Mr. Brulard during FY22 and FY23 and are included in this proxy statement within the "*All Other Compensation*" column in the "*Summary Compensation Table*."

Other than with respect to relocation benefits, we do not generally provide NEOs with tax gross-ups or reimbursements on compensation and perquisites.

Change-in-Control and Post-Termination Compensation

CIC Plan

Each NEO is eligible for change-in-control benefits pursuant to the CIC Plan, which is intended to encourage the retention of NEOs and reduce uncertainty regarding the personal consequences of a potential change in control. The CIC Plan provides severance benefits for NEOs who are involuntarily terminated without "cause," or who terminate employment for "good reason," within 12 months following a "change in control" of VMware (each such term as defined in the CIC Plan), with benefits designed to be competitive with similar plans at VMware's peer companies. Consummation of the pending Acquisition would constitute a change in control under the CIC Plan.

Upon a qualifying termination under the CIC Plan following a change in control, each NEO is eligible to receive: (1) a lump sum payment equal to a multiple of annual base salary, target annual bonus and monthly health insurance premiums; and (2) full accelerated vesting of outstanding equity awards. VMware's CEO is eligible to receive two times his annual base salary and target bonus and the value of 24 months of the health insurance premiums. Other NEOs are eligible to receive 1.5 times their annual base salary and target bonus and the value of 18 months of the health insurance premiums.

The monthly health insurance premium amount equals 150% of the monthly cost required to obtain continuation coverage for NEOs and their covered dependents. NEOs would be required to execute a release in favor of VMware in exchange for CIC Plan benefits. Performance-based equity awards will generally convert into shares at target amounts if a change in control occurs during a performance period, unless otherwise specified in the performance award agreement.

The CIC Plan does not provide for any tax gross-ups. In the event the NEO would be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the "**Code**") (imposed on individuals who receive compensation in connection with a change of control that exceeds certain specified limits), the benefits to the NEO will be reduced to the extent that such benefits do not trigger the excise tax unless the NEO would retain greater value (on an after-tax basis) by receiving all benefits and paying applicable excise, income and payroll taxes.

In addition to the double-trigger acceleration provided under the CIC Plan, the PSU awards granted to NEOs provide that if a change in control occurs during a performance period, that performance period will terminate immediately prior to consummation of the change in control and the PSUs will convert into time-based vesting awards that convert into Common Stock at the target level of achievement.

The change-in-control provision in the FY22 TSR PSUs provides that in the event of a change-in-control of VMware, the consideration paid for each share of VMware will be utilized in place of the VMware 90-day trailing VWAP for determining the stock price appreciation measurement and the Relative TSR Modifier. Vesting is not accelerated and the TSR PSU vesting dates are not impacted by a change-in-control unless the executive is involuntarily terminated following the change-in-control. Any remaining post-vesting holding period would terminate on the effective date of a change-in-control.

If Mr. Raghuram or Mr. Dhawan becomes eligible for benefits under the CIC Plan due to involuntary termination following a change-in-control, the FY22 TSR PSUs will be eligible to vest in accordance with the terms of the CIC Plan to the extent that PSUs have become funded by applying the stock price appreciation and relative TSR metrics as of the effective date of the change-in-control. Any PSUs that are not funded as of the effective date of the change-in-control will be forfeited. The FY22 TSR PSUs will not be earned if Broadcom completes its proposed Acquisition and the Acquisition Price per share is below the FY22 TSR PSU Plan's threshold of $200.51. Based on (1) the closing price per share of Broadcom common stock of

$639.80 per share on May 15, 2023, (2) the exchange ratio of 0.2520 and (3) the cash consideration of $142.50 per VMware share, the Acquisition Price is $151.86, which is below the funding threshold.

Severance Plan

Each NEO is also eligible for severance benefits pursuant to the Executive Severance Plan. The Severance Plan provides severance benefits to NEOs in the event of an involuntary termination without "cause" or for "good reason." The Compensation Committee adopted the Severance Plan in 2018 following a survey of the practices of the Company's peers, a number of which provide similar benefits to some or all of their executive officers. The Severance Plan benefits are comparable to those offered by such peers. The Severance Plan is intended to provide a consistent framework to addressing covered terminations.

Upon a qualifying termination under the Severance Plan, each NEO is eligible to receive: (1) a lump sum payment equal to annual base salary, target annual bonus, as well as the value of 12 months of the health insurance premiums; (2) accelerated vesting of outstanding RSU and stock option awards that were otherwise scheduled to vest within and including the 12 months following termination; and (3) unless otherwise specified in the award agreement, accelerated vesting of outstanding PSU awards, to the extent that performance periods have been completed, as further detailed in the Severance Plan. The FY22 TSR PSUs awarded to Messrs. Raghuram and Dhawan are excluded from acceleration under the Severance Plan.

Death and Disability Acceleration

VMware RSU awards for all employees, including those granted to NEOs, provide for full acceleration of vesting upon death or termination of employment due to disability. PSU awards granted to NEOs provide for acceleration such that, (a) for the Operating PSU Plans (i) individual performance tranches for which final performance has been certified are paid based on actual performance and (ii) individual performance tranches that have been completed but for which final performance has not been certified are paid based on target performance, and (b) for the FY22 TSR PSU Plan, awards continue vesting and a pro rata amount based on the proportion of the performance period that elapsed as of the date of the termination of employment is payable on each vesting date based upon actual achievement measured on each such vesting date.

Compensation Risk Assessment

The Company conducts an annual compensation risk assessment covering all employees including the NEOs. We believe that the mix and design of the elements of our compensation plans are well balanced and do not encourage management to assume excessive risk. With respect to NEOs, as detailed above, our pay mix is balanced among base salary, short-term performance cash bonus awards and long-term equity compensation. NEO compensation is heavily weighted towards long-term, equity-based incentive compensation, which we believe discourages excessive short-term risk taking and strongly aligns NEO interests with the creation of long-term increased stockholder value. In addition, we maintain policies precluding the purchase of hedging instruments in order to help maintain the alignment of NEO interests with long-term changes in stockholder value by prohibiting NEOs from purchasing financial instruments that trade off the potential for upside gain in order to lock in the current market value of our securities. Similarly, we also maintain executive stock ownership requirements for our CEO, President and CFO. Additionally, as discussed below, our executive compensation plans also include compensation recovery provisions that enable us to recover performance bonuses, as well as gains on equity awards, that were earned due to activity detrimental to the Company.

Hedging and Pledging Policies

We have adopted a policy prohibiting any of our directors or employees, including our NEOs, from "hedging" their ownership in shares of our Common Stock or other equity-based interests in us, including by engaging in short sales or trading in derivative securities based on VMware securities. In addition, our policy discourages all directors and employees from pledging VMware securities or holding VMware securities in margin accounts. Currently, none of our executive officers and directors have pledged any VMware securities or held VMware securities in margin accounts.

Compensation Recovery Policies

Our Bonus Program for our executive officers and the performance-based, long-term equity award program were both adopted under the Incentive Plan. The Incentive Plan includes a "clawback" provision to tie our ability to claw back outstanding equity awards to any restatements of VMware's financial results and in case of termination for "cause," as defined in the Incentive Plan. The Incentive Plan also includes provisions that the Compensation Committee will review outstanding incentive awards held by executive officers or the value of such awards realized during or in the year following the restatement and, in its sole discretion, determine to cancel or claw back the value of such awards if the Compensation Committee deems it appropriate. Additionally, if an employee, including a NEO, is terminated for "cause," (as defined in the Incentive Plan), all unvested or unexercised awards will be forfeited and the Compensation Committee may determine to require reimbursement of amounts realized after the event constituting cause has occurred. In 2023, we anticipate adopting a policy in response to the SEC's adoption of Rule 10D-1 under the Exchange Act, which requires exchanges to adopt listing standards for the recovery of erroneously awarded compensation in certain circumstances.

Executive Stock Ownership Guidelines

VMware's C-level executive officers (our CEO, CFO and President) are subject to executive stock ownership guidelines that are designed to further align the interests of our senior executive officers with the interests of our stockholders and to underscore our commitment to strong corporate governance practices. Under the guidelines, these executive officers are required to own shares of Common Stock valued at a multiple of their annual base salary (six times in the case of our CEO, three times with respect to our President and two times in the case of our CFO). The guidelines include a holding requirement for executives until they achieve their respective ownership level. Any such executive who holds less than the requisite level of ownership must hold at least 50% of the shares net of tax withholdings that are acquired upon vesting in their equity awards and, with respect to stock options, 50% of the shares net of exercise and tax withholdings. Only issued shares are counted toward satisfaction of the ownership requirement. Accordingly, unvested equity awards (including both time- and performance-based) and unexercised stock options, if any, do not count toward satisfying the executive stock ownership requirement. Requisite ownership levels for each senior executive are adjusted annually to reflect changes during the previous year to base salaries and Common Stock price.

Proxy

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The table below summarizes the compensation information for FY23, FY22 and FY21 for each year that our NEOs—our CEO, CFO and three other most highly compensated individuals who were serving as executive officers of VMware at the end of FY23—served as an NEO. The amounts shown in the Stock Awards column do not reflect compensation actually received by the NEOs, but instead include the aggregate grant date fair value of awards computed in accordance with GAAP, and as such, amounts shown in the Total column also do not reflect compensation actually received by the NEOs.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Raghu Raghuram	2023	1,000,000	—	10,407,387	1,785,962	16,050	13,209,400
CEO	2022	899,451	—	30,243,585	1,201,071	—	32,344,107
	2021	651,875	—	12,545,927	787,980	—	13,985,782
Zane Rowe[4]	2023	850,000	—	7,768,813	1,011,500	9,000	9,639,313
CFO and EVP Former Interim CEO	2022	1,166,484	—	23,138,352	1,373,149	9,000	25,686,985
	2021	698,438	—	13,776,553	844,264	4,500	15,323,755
Sumit Dhawan	2023	850,000	—	6,531,017	1,011,500	22,132	8,414,648
President	2022	732,692	75,412	16,419,214	807,774	9,000	18,044,092
Jean-Pierre Brulard	2023	800,000	—	4,300,890	761,600	17,914	5,880,404
EVP, Worldwide Sales	2022	749,725	—	11,034,640	749,725	198,199	12,732,289
Amy Fliegelman Olli	2023	637,601	—	4,146,998	606,996	9,000	5,400,595
EVP, General Counsel and Secretary	2022	600,000	—	6,269,370	660,000	9,000	7,538,370
	2021	579,167	—	9,649,269	705,080	4,500	10,938,016

---

[1] Amounts shown represent the grant date fair values of stock awards granted in the fiscal year indicated, which were computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation—Stock Options ("**ASC 718**"), without taking into account estimated forfeitures. The amounts disclosed may never be realized. Assumptions used in calculating these amounts are included in the note titled "Stockholders' Equity" to our audited financial statements included in our Annual Report on Form 10-K for the applicable year.

Amounts shown for FY23 include the value of the FY23 performance tranches of the FY22 and FY23 Operating PSU Plans, for which performance goals were set on the grant dates set forth in the table below. Amounts shown for FY22 include the value of the FY23 performance tranche of the FY21 Operating PSU Plan, for which performance goals were deemed to have been set at target upon VMware's Spin-Off from Dell effective November 1, 2021 pursuant to the extraordinary corporate transaction provision of the FY21 Operating PSU Plan award agreement. For more details on our Operating PSU Plans, see "*Compensation Discussion and Analysis—Section 5: Long-Term Incentives,*" "*Grants of Plan-Based Awards*" and "*Outstanding Equity Awards at Fiscal Year-End.*"

Vesting of the PSUs is subject to Company performance. Accordingly, the "Stock Awards" column above includes the grant date fair value based on the probable outcome of the performance-based conditions as of the grant date in accordance with ASC 718. Assuming the maximum level of performance is achieved, the aggregate grant date fair value of the portion of the Operating PSU Plans deemed granted in FY23 set forth in the table above would be as set forth in the table below.

Name	Operating PSU Plan	Date of Grant	Maximum Conversion Ratio	Assuming Highest Level of Performance Conditions Achieved ($)
Raghu Raghuram	FY22	4/21/2022	2.00	3,924,476
	FY23	4/21/2022	2.00	5,914,562
Zane Rowe	FY22	4/21/2022	2.00	5,403,495
	FY23	4/21/2022	2.00	3,548,689
Sumit Dhawan	FY22	4/21/2022	2.00	2,927,902
	FY23	4/21/2022	2.00	3,548,689
Jean-Pierre Brulard	FY22	4/21/2022	2.00	1,845,613
	FY23	4/21/2022	2.00	2,365,872
Amy Fliegelman Olli	FY22	4/21/2022	2.00	1,537,828
	FY23	4/21/2022	2.00	2,365,872

[2] Amounts shown represent cash incentive compensation earned for performance in each respective fiscal year under our Bonus Program. For more details on the Bonus Program, see "*Compensation Discussion and Analysis—Section 4: Annual Performance-Based Bonus*" and "*Grants of Plan-Based Awards*."

[3] Amounts shown for FY23 represent (i) matching contributions made under the VMware 401(k) plan of $9,000 for each of Messrs. Brulard, Dhawan and Rowe and Ms. Olli, (ii) gifts, entertainment and spousal travel to and attendance at a Company sales organization event of $12,312 for Mr. Raghuram and $11,837 for Mr. Dhawan, (iii) the cost of an annual executive physical, available to all senior executives of VMware of $3,738 for Mr. Raghuram and $1,295 for Mr. Dhawan and (iv) an aggregate amount of $8,914 in tax equalization payments made pursuant to the Company's tax equalization policy for employee relocations related to Mr. Brulard's relocation to California at the end of FY21, attributable to approximately $2,674 U.S. federal taxes and $6,240 in California state taxes.

[4] Mr. Rowe resigned from his position as CFO of VMware, effective June 9, 2023.

Grants of Plan-Based Awards

The following table sets forth information concerning non-equity incentive plan grants to our NEOs under our Bonus Program during FY23 and stock awards granted to our NEOs during FY23 under the Incentive Plan. For further information on our non-equity incentive plan grants, see "*Compensation Discussion and Analysis—Section 4: Annual Performance-Based Bonus.*" The actual amounts earned in respect of the non-equity plan incentive awards during FY23 are reported in the "*Summary Compensation Table*" under the "Non-Equity Incentive Plan Compensation" column. For the purposes of the table directly below, Operating PSU Plan is abbreviated as Op. PSUs.

Name	Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[2] ($)
Raghu Raghuram	Bonus[3]	04/21/22	469,003	1,876,011	4,221,024	—	—	—	—	—
	RSUs	04/21/22	—	—	—	—	—	—	49,745	5,487,868
	FY22 Op. PSUs[4]	04/21/22	—	—	—	2,105	11,224	22,448	—	1,230,263
	FY22 Op. PSUs[5]	04/21/22	—	—	—	1,252	6,678	13,356	—	731,976
	FY23 Op. PSUs[6]	04/21/22	—	—	—	4,664	24,872	49,744	—	2,957,281
Zane Rowe[7]	Bonus[3]	04/21/22	265,625	1,062,500	2,390,625	—	—	—	—	—
	RSUs	04/21/22	—	—	—	—	—	—	29,847	3,292,721
	FY22 Op. PSUs[4]	04/21/22	—	—	—	2,236	11,926	23,852	—	1,307,209
	FY22 Op. PSUs[5]	04/21/22	—	—	—	2,504	13,356	26,712	—	1,394,539
	FY23 Op. PSUs[6]	04/21/22	—	—	—	2,798	14,923	29,846	—	1,774,345
Sumit Dhawan	Bonus[3]	04/21/22	265,625	1,062,500	2,390,625	—	—	—	—	—
	RSUs	04/21/22	—	—	—	—	—	—	29,847	3,292,721
	FY22 Op. PSUs[5]	04/21/22	—	—	—	2,504	13,356	26,712	—	1,463,951
	FY23 Op. PSUs[6]	04/21/22	—	—	—	2,798	14,923	29,846	—	1,774,345
Jean-Pierre Brulard	Bonus[3]	04/21/22	200,000	800,000	1,800,000	—	—	—	—	—
	RSUs	04/21/22	—	—	—	—	—	—	19,898	2,195,147
	FY22 Op. PSUs[4]	04/21/22	—	—	—	1,579	8,419	16,838	—	922,807
	FY23 Op. PSUs[6]	04/21/22	—	—	—	1,865	9,949	19,898	—	1,182,936
Amy Fliegelman Olli	Bonus[3]	04/21/22	159,400	637,601	1,434,602	—	—	—	—	—
	RSUs	04/21/22	—	—	—	—	—	—	19,898	2,195,147
	FY22 Op. PSUs[4]	04/21/22	—	—	—	1,315	7,015	14,030	—	768,914
	FY23 Op. PSUs[6]	04/21/22	—	—	—	1,865	9,949	19,898	—	1,182,936

---

[1] Amounts shown are possible payouts under the Bonus Program. These amounts were based on the individual's FY23 base salary and position. The program included corporate and individual performance goals with 50% of each NEO's target amount determined solely by corporate financial goals. Threshold bonus amounts were 25% of the target amounts for our NEOs. Maximum payments were capped at 225% of the target amounts. For more information on the Bonus Program, see "*Compensation Discussion and Analysis—Section 4: Annual Performance-Based Bonus.*"

[2] Amounts shown represent the grant date fair values of each equity award computed in accordance with ASC 718, without taking into account estimated forfeitures. The fair market values of these awards have been determined based on assumptions set forth in the note titled "Stockholders' Equity" to our audited financial statements for FY23 included in our Annual Report on Form 10-K filed with the SEC on March 28, 2023. With respect to the PSU awards, the estimate of the grant date fair value in accordance with ASC 718 assumes vesting at target. For PSUs subject to post-vesting holding periods, as described in footnote 5 to this table, the grant date fair value amounts shown also take into account illiquidity discounts applicable to the portion of net vested shares that are subject to post-vesting holding requirements.

[3] "Bonus" in the above table refers to cash incentive compensation grants under the Bonus Program for performance during FY23.

[4] These FY22 Operating PSU Plan awards were awarded and the performance target for the three-year multiplier for the three fiscal years beginning with FY22 was approved on April 14, 2021. Performance targets for the FY22 performance period ("**First FY22 Operating PSU Tranche**") were approved on April 14, 2021. Performance targets for the separate FY23 performance period ("**Second FY22 Operating PSU Tranche**") were approved on April 21, 2022. Performance targets for the separate FY24 performance period ("**Third FY22 Operating PSU Tranche**") were not established in FY23, and therefore the Third FY22 Operating PSU Tranche was not considered granted in FY23 and is not represented in the table. Amounts in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the range of shares of Common Stock subject to the Second FY22 Operating PSU Tranche that will become eligible to vest on April 1, 2024 if VMware meets the designated performance targets, assuming achievement at the threshold, target and maximum performance levels. Vesting in the FY22 Operating PSU Plan is subject to continued employment, and no shares will be issued if actual performance is below minimum threshold performance levels. The FY22 Operating PSU Plan awards will convert into Common Stock at a ratio ranging from 0.1125 to 2.0

shares per PSU, depending upon the degree of performance. For more information regarding our PSU plans, see "*Compensation Discussion and Analysis—Section 5: Long-term Incentives.*"

[5] These FY22 Operating PSU Plan awards were awarded on May 12, 2021 and have the same terms and conditions as the FY22 Operating PSU Plan awards described in footnote 4, except that the stock subject to the FY22 Operating PSU Plan awarded to Mr. Rowe on May 12, 2021 will become eligible to vest as to 50% of the shares on June 1, 2024, 25% of the shares on June 1, 2025 and 25% of the shares on June 1, 2026, if VMware meets the designated FY22 Operating PSU Plan performance targets. Additionally, the FY22 Operating PSU Plan awards awarded to Mr. Rowe in May 2021 that are eligible to vest prior to June 1, 2026 are subject to a post-vesting holding requirement with respect to 50% of the net vested shares through June 1, 2026.

[6] The FY23 Operating PSU Plan awards were awarded and the performance target for the three-year multiplier for the three fiscal years beginning with FY23 was approved on April 21, 2022. Performance targets for the FY23 performance period ("**First FY23 Operating PSU Tranche**") were approved on April 21, 2022. Performance targets for the separate FY24 performance period ("**Second FY23 Operating PSU Tranche**") and the separate FY25 performance period ("**Third FY23 Operating PSU Tranche**") were not established in FY23, and therefore the Second FY23 Operating PSU Tranche and the Third FY23 Operating PSU Tranche were not considered granted in FY23 and are not represented in the table. Amounts in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the range of shares of Common Stock subject to the First FY23 Operating PSU Tranche that will become eligible to vest on April 1, 2025 if VMware meets the designated performance targets, assuming achievement at the threshold, target and maximum performance levels. Vesting in the FY23 Operating PSU Plan awards is subject to continued employment, and no shares will be issued if actual performance is below threshold performance levels. The FY23 Operating PSU Plan awards will convert into Common Stock at a ratio ranging from 0.1875 to 2.0 shares per PSU, depending upon the degree of performance. For more information regarding our PSU plans, see "*Compensation Discussion and Analysis—Section 5: Long-term Incentives.*"

[7] Mr. Rowe resigned from his position as CFO of VMware, effective June 9, 2023.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock awards held by our NEOs as of the last day of FY23. The market values for unvested stock awards are calculated based on a market value of $121.77 per share (the closing market price of Common Stock on the last day of FY23) multiplied by the number of shares subject to the award. For awards that are subject to performance-based conditions as described in the footnotes to the table, the number of shares reflects performance assuming achievement at target unless otherwise noted.

Name	Type	Grant Date	Time-Based Vesting Awards		Performance-Based Vesting Awards[1]	
			Number of Shares or Units of Stock Held That Have Not Vested (#)	Market Value of Shares or Units of Stock Held That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Raghu Raghuram	RSU[2]	04/25/19	3,151	383,697	—	—
	PSU[3]	05/29/20	—	—	49,418	6,017,630
	RSU[2]	12/10/20	21,168	2,577,627	—	—
	RSU[2]	04/14/21	21,048	2,563,015	—	—
	PSU[4]	04/14/21	—	—	33,848	4,121,671
	PSU[5]	04/14/21	—	—	11,224	1,366,746
	RSU[2]	05/12/21	12,522	1,524,804	—	—
	PSU[5]	05/12/21	—	—	6,678	813,180
	PSU[6]	06/01/21	—	—	286,960	34,943,119
	PSU[7][10]	11/01/21	—	—	33,849	4,121,793
	RSU[2]	04/21/22	49,745	6,057,449	—	—
	PSU[8]	04/21/22	—	—	22,448	2,733,493
	PSU[8]	04/21/22	—	—	13,356	1,626,360
	PSU[9]	04/21/22	—	—	49,744	6,057,327
Zane Rowe[13]	RSU[2]	04/25/19	6,751	822,069	—	—
	PSU[3]	05/29/20	—	—	49,418	6,017,630
	RSU[2]	12/10/20	21,168	2,577,627	—	—
	RSU[2]	04/14/21	22,364	2,723,264	—	—
	RSU[2]	04/14/21	21,048	2,563,015	—	—
	PSU[4]	04/14/21	—	—	33,848	4,121,671

	PSU[5]	04/14/21	—	—		11,926	1,452,229
	PSU[5][11]	05/12/21	—	—		13,356	1,626,360
	PSU[7][10]	11/01/21	—	—		33,849	4,121,793
	RSU[2]	04/21/22	29,847	3,634,469		—	—
	PSU[8]	04/21/22	—	—		23,852	2,904,458
	PSU[8]	04/21/22	—	—		26,712	3,252,720
	PSU[9]	04/21/22	—	—		29,846	3,634,347
Sumit Dhawan	RSU[2]	03/16/20	18,054	2,198,436		—	—
	RSU[2]	05/29/20	3,808	463,700		—	—
	RSU[2]	05/12/21	25,045	3,049,730		—	—
	PSU[5]	05/12/21	—	—		13,356	1,626,360
	PSU[6]	06/01/21	—	—		239,133	29,119,225
	RSU[2]	04/21/22	29,847	3,634,469		—	—
	PSU[8]	04/21/22	—	—		26,712	3,252,720
	PSU[9]	04/21/22	—	—		29,846	3,634,347
Jean-Pierre Brulard	RSU[2]	06/14/19	2,357	287,012		—	—
	RSU[2]	05/29/20	10,473	1,275,297		—	—
	PSU[3]	05/29/20	—	—		13,589	1,654,733
	RSU[2]	04/14/21	15,787	1,922,383		—	—
	RSU[2]	04/14/21	21,048	2,563,015		—	—
	PSU[4]	04/14/21	—	—		9,308	1,133,435
	PSU[5]	04/14/21	—	—		8,419	1,025,182
	PSU[7][10]	11/01/21	—	—		9,309	1,133,557
	RSU[2]	04/21/22	19,898	2,422,979		—	—
	PSU[8]	04/21/22	—	—		16,838	2,050,363
	PSU[9]	04/21/22	—	—		19,898	2,422,979
Amy Fliegelman Olli	RSU[2]	04/25/19	2,025	246,584		—	—
	PSU[3]	05/29/20	—	—		11,119	1,353,961
	RSU[2]	05/29/20	8,568	1,043,325		—	—
	RSU[2]	12/10/20	16,934	2,062,053		—	—
	RSU[2]	04/14/21	13,155	1,601,884		—	—
	PSU[4]	04/14/21	—	—		7,616	927,400
	PSU[5]	04/14/21	—	—		7,015	854,217
	PSU[7][10]	11/01/21	—	—		7,616	927,400
	RSU[2]	04/21/22	19,898	2,422,979		—	—
	PSU[8]	04/21/22	—	—		14,030	1,708,433
	PSU[9]	04/21/22	—	—		19,898	2,422,979

---

[1] PSU awards to NEOs outstanding as of the last day of FY23 are as follows in the table below ("**PSU Details Table**"). The "Date Awarded" column reflects the date that the PSU grant was awarded by the Compensation Committee. The "Date All Performance Targets Approved" column reflects the deemed grant date per ASC 718 and is the grant date reflected in the table above. For more information regarding our PSU plans, see "*Compensation Discussion and Analysis—Section 5: Long-Term Incentives*."

	Date Awarded	Date All Performance Targets Approved	Date Achievement Certified & Associated Conversion Ratio	Vesting Schedule	Table Reflects Shares Issuable (at Threshold, Target, Maximum or Actual)
FY21 Operating PSU Plan	May 2020				
[3]**FY21 Tranche**		May 2020	March 2021 @ 146%		Actual
[4]**FY22 Tranche**		April 2021	March 2022 @ 100%	Vested April 1, 2023	Actual
[7]**FY23 Tranche**		November 2021[10]	March 2023 @ 100%		Actual
FY21-FY23 3-year multiplier		May 2020	March 2023 @ 1.0		
Overall conversion ratio			1 PSU to 1.153 shares Common Stock		
FY22 Operating PSU Plan	April & May 2021			To vest April 1, 2024, subject to achievement of threshold performance objectives and continued employment[11]	
[5]**FY22 Tranche**		April 2021	March 2022 @ 40.2%		Target
[8]**FY23 Tranche**		April 2022	March 2023 @ 100.8%		Maximum
FY24 Tranche		TBD	TBD		n/a
FY22-FY24 3-year multiplier		April 2021	TBD		
Overall conversion ratio			TBD after FY24		
[6]**FY22 TSR PSU Plan**	May 2021	May 2021	n/a	See footnote 12	Target
Overall conversion ratio			n/a		
FY23 Operating PSU Plan	April 2022			To vest April 1, 2025, subject to achievement of threshold performance objectives and continued employment	
[9]**FY23 Tranche**		April 2022	March 2023 @ 100.8%		Maximum
FY24 Tranche		TBD	TBD		n/a
FY25 Tranche		TBD	TBD		n/a
FY23-FY25 3-year multiplier		April 2022	TBD		
Overall conversion ratio			TBD after FY25		

[2] RSUs vest over four years, with 25% vested on the first anniversary of the first day of the month the RSUs were granted (or the first day of the following month in the case of the RSUs granted to Messrs. Raghuram and Dhawan on May 12, 2021) and the remaining shares vesting ratably every six months thereafter, subject to continued employment.

[3] - [9] See the footnote references in the PSU Details Table set forth above.

[10] The FY23 Tranche of the FY21 Operating PSU Plan was deemed granted in FY22 because the related performance targets were deemed established, pursuant to the FY21 Operating PSU Plan award agreement's extraordinary corporate transaction provision, upon the Spin-Off of VMware from Dell effective November 1, 2021. For more information regarding our PSU plans, see "*Compensation Discussion and Analysis —Section 5: Long-term Incentives.*"

[11] Stock subject to the FY22 Operating PSU Plan awards awarded to Mr. Rowe on May 12, 2021 will become eligible to vest, subject to achievement of threshold performance objectives and continued employment, as to 50% of the shares on June 1, 2024, 25% of the shares on June 1, 2025 and 25% of the shares on June 1, 2026, if VMware meets the designated FY22 Operating PSU Plan performance targets. Additionally, the FY22 Operating PSU Plan awards awarded to Mr. Rowe in May 2021 that are eligible to vest prior to June 1, 2026 are subject to a post-vesting holding requirement with respect to 50% of the net vested shares through June 1, 2026.

[12] Vesting in the FY22 TSR PSU Plan awards is subject to continued service, and no shares will be issued if actual performance is below minimum threshold performance levels. The FY22 TSR PSU Plan awards will fund progressively with respect to one-eighth of the total number of TSR PSUs as VMware's 90-day trailing average stock price appreciation exceeds performance tranches set at 50%, 75%, 100%, 125%, 150%, 200%, 250% and 300% above the 15-day trailing average stock price of VMware Common Stock as of the June 1, 2021 (the "**Base Date**"). Vesting will occur on the third-, fourth- and fifth-year anniversaries of the Base Date. On each vesting date, VMware's TSR performance to date will be measured against the performance goals in the FY22 TSR PSU Plan to determine achievement, and VMware's TSR relative to the TSR of the S&P 500 IT Index (the "**Index**") will also be measured, with potential payouts subject to cutback if VMware does not equal or exceed the median TSR performance of the Index. Additionally, the FY22 TSR PSU Plan awards that are eligible to vest prior to June 1, 2026 are subject to a post-vesting holding requirement with respect to 50% of the net vested shares through June 1, 2026.

[13] Mr. Rowe resigned from his position as CFO of VMware, effective June 9, 2023.

Option Exercises and Stock Vested

The following table sets forth information regarding stock awards vested for our NEOs during FY23. No stock options were exercised by our NEOs during FY23.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting[1] ($)**
Raghu Raghuram	69,484	8,093,516
Zane Rowe[2]	113,749	12,991,645
Sumit Dhawan	29,596	3,573,864
Jean-Pierre Brulard	35,528	4,053,318
Amy Fliegelman Olli	46,620	5,362,193

[1] Amounts represent the fair market value of the Common Stock, on the applicable vesting date, multiplied by the number of shares of PSUs and RSUs vested on each such date. Fair market value is determined based on the closing price of Common Stock on the NYSE on the vesting date, except for vesting dates that do not fall on a trading day, for which fair market value is determined based on the closing price on the trading day immediately preceding the vesting date. Amounts shown do not represent proceeds from sales of shares acquired on vesting of stock awards and do not indicate that shares were actually sold.

[2] Mr. Rowe resigned from his position as CFO of VMware, effective June 9, 2023.

Nonqualified Deferred Compensation

In 2013, we adopted the NQDC Program, which became effective January 1, 2014. The NQDC Program is open to our employees at the level of senior director and above, including our NEOs. The NQDC Program allows a participant to voluntarily defer between 5% and 75% of base salary, between 5% and 100% of commissions (if any), and between 5% and 100% of eligible bonus (if any), in each case on a pre-tax basis. We may, but do not currently intend to, make matching contributions. A participant can elect for their deferrals to be treated as if invested in one or more mutual funds, which approximate those of our 401(k) plan. Amounts deferred by each participant under the program are added to their ongoing balance and adjusted based on the performance of the participant's investment elections. We do not provide a guaranteed rate of return on these funds. The NQDC Program is "unfunded," and all deferrals are general assets of VMware.

Participants are generally eligible to receive payment of their contributions and related earnings at the end of an elected deferral period or six months after a separation of service from VMware on the first business day of the next quarter. A participant can elect to receive payments in a lump sum or annual installments. Individual contributions and related earnings vest completely upon a participant's disability or death. Participants may make hardship withdrawals under specific circumstances.

The following table shows the executive contributions, earnings and account balances for the NEOs in the NQDC Program as of the last day of FY23.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Aggregate Earnings in Last Fiscal Year(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End(3) ($)
Raghu Raghuram	—	(91,638)	—	1,639,564
Zane Rowe(4)	—	—	—	—
Sumit Dhawan	—	(11,472)	36,741	113,384
Jean-Pierre Brulard	—	—	—	—
Amy Fliegelman Olli	—	—	—	—

(1) Represents executive contribution amounts that are also reported as compensation in the "*Summary Compensation Table*" during FY23.

(2) Earnings (losses) shown are not included in the "*Summary Compensation Table*" because they are not preferential or above market.

(3) Includes the following amounts reported in the summary compensation table of our proxy statements for prior fiscal years 2014-2022 of $868,925 for Mr. Raghuram.

(4) Mr. Rowe resigned from his position as CFO of VMware, effective June 9, 2023.

Proxy

Potential Payments upon Termination or Change in Control

The following table shows the potential payments and benefits that would have been provided to our NEOs upon termination under each of the scenarios set forth if such termination had occurred as of the last day of FY23. For each then-current executive officer, the actual amounts to be paid can only be determined at the time of the termination of employment, and estimated amounts may materially differ from any actual amounts ultimately paid. Benefits of equal value provided to all employees, such as payments upon an employee's death, are excluded.

	Termination Due to Death or Disability ($)	Without Cause / Resignation for Good Reason ($)			Change in Control: Qualifying Termination(1) ($)		
Name	**Acceleration of RSUs & PSUs(2)**	**Acceleration of RSUs & PSUs(3)**	**Cash Severance Payment(4)**	**Total**	**Acceleration of RSUs & PSUs(5)**	**Cash Severance Payment(6)**	**Total**
Raghu Raghuram	33,452,532	25,924,711	3,037,019	28,961,730	41,690,150	6,074,038	47,764,188
Zane Rowe(7)	32,714,850	25,982,430	1,949,519	27,931,949	39,428,274	2,924,278	42,352,552
Sumit Dhawan	13,443,652	8,454,735	1,912,500	10,367,235	18,704,603	2,868,750	21,573,353
Jean-Pierre Brulard	15,041,153	10,410,118	1,625,143	12,035,261	18,489,316	2,437,714	20,927,030
Amy Fliegelman Olli	12,994,686	9,140,300	1,333,243	10,473,543	16,272,126	1,999,865	18,271,991

(1) The CIC Plan does not provide for any tax gross-ups. In the event a NEO would be subject to an excise tax under Section 4999 of the Code (imposed on individuals who receive compensation in connection with a change of control that exceeds certain specified limits), the benefits to the NEO will be reduced to the extent that such benefits do not trigger the excise tax, unless the NEO would retain greater value (on an after-tax basis) by receiving all benefits and paying applicable excise, income and payroll taxes. Amounts shown are based on preliminary calculations that indicate that each NEO would retain greater value (on an after-tax basis) by receiving all benefits and paying the applicable excise and other taxes.

(2) Amounts represent the aggregate value of the acceleration of vesting of the executive's unvested RSUs and PSUs, based on the closing price of the Common Stock on the NYSE on the last day of FY23 ($121.77). In the event of death or disability prior to any change of control, amounts attributable to (a) the Operating PSU Plans awards accelerate vesting so that (i) individual performance tranches for which final

performance has been certified are paid based on actual performance and (ii) individual performance tranches that have been completed but for which final performance has not been certified are paid based on target performance, and (b) the FY22 TSR PSU Plan awards continue vesting and a pro rata amount based on the proportion of the performance period that elapsed as of the date of the termination of employment is payable on each vesting date based upon actual achievement measured on each such vesting date. PSUs may also be subject to more specific treatment as may be required by the specific PSU award agreement.

[3] Under the Severance Plan, amounts attributable to the aggregate value of the acceleration of vesting on the executive's RSUs that would vest within one year are based on the closing price of the Common Stock on the NYSE on the last day of FY23 ($121.77). Under the Severance Plan, amounts attributable to PSUs are based on the same closing price and assume vesting acceleration of (i) individual performance tranches for which final performance had been certified which are paid based on actual performance and (ii) individual performance tranches that have been completed but for which final performance has not been certified are paid based on target performance. PSUs may also be subject to more specific treatment as may be required by the specific PSU award agreement. The FY22 TSR PSU Plan awards are not subject to acceleration under the Severance Plan.

[4] Amounts shown represent a lump severance payment equaling the sum of annual cash compensation (annual base salary and target bonus) and estimated monthly health insurance premiums (150% of the monthly cost for 12 months) assuming a termination occurred on the last day of FY23.

[5] Represents the aggregate value of the acceleration of vesting of the executive's unvested RSUs and PSUs, based on the closing price of the Common Stock on the NYSE on the last day of FY23 ($121.77). Under the CIC Plan, amounts attributable to the Operating PSU Plans assume either target or actual performance, subject to more specific treatment as may be required by the specific PSU award agreement. With respect to treatment of the FY22 TSR PSUs, in the event of a change in control as defined in the CIC Plan, the following would apply: (a) the stock price appreciation measurement and the Relative TSR Modifier would be determined as of the effective date of the change in control using the consideration paid for each share of Common Stock in place of the VMware 90-day trailing VWAP, (b) vesting would not be accelerated and vesting dates would not be impacted unless the executive is involuntarily terminated following the change in control, and (c) any remaining post-vesting holding period would terminate on the effective date of a change in control. If either of Messrs. Raghuram or Dhawan becomes eligible for benefits under the CIC Plan due to involuntary termination following a change in control, the FY22 TSR PSUs would accelerate to the extent that PSUs have become funded (by applying the stock price appreciation and relative TSR metrics as of the effective date of the change in control) or, if not funded as of the effective date of the change in control, would be forfeited. As of the last day of FY23, the amount shown does not include any payout related to the FY22 TSR PSU Plan awards under the CIC Plan to Messrs. Dhawan and Raghuram because the threshold Common Stock price for a payout to occur would not have been achieved.

[6] Amounts shown represent a lump severance payment equaling the sum of a multiplier of annual cash compensation (two times annual base salary and target bonus for the CEO and 1.5 times annual base salary and target bonus for the other NEOs) and estimated monthly health insurance premiums (150% of the monthly cost for 24 months for the CEO and for 18 months for the other NEOs) assuming termination following a change in control occurred on the last day of FY23.

[7] Mr. Rowe voluntarily resigned from his position as CFO of VMware, effective June 9, 2023. Mr. Rowe will not receive any payments or benefits, and he will forfeit all then-outstanding equity awards, in connection with his termination of employment.

Pay Ratio

In accordance with Item 402(u) of Regulation S-K, promulgated under the Dodd Frank Act, we determined the ratio of: (1) the annual total compensation of our CEO, to (2) the median of the annual total compensation of all of our employees, except for our CEO, both calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

Calculation of Ratio

For FY23,

- the median of the annual total compensation of all of our employees, other than our CEO, was $142,551;

- the annual total compensation of our CEO during FY23, Mr. Raghuram, as reported in the "*Summary Compensation Table*" of this proxy statement, was $13,209,400; and

- based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees is 93 to 1.

Identification of Median Employee

We selected December 31, 2022 as the date on which to determine our median employee. As permitted by SEC rules, in order to identify our median employee, we elected to use total target direct compensation, which we calculated as salary and target bonus as of December 31, 2022 and the target value of equity awards issued during the previous twelve months. For purposes of this disclosure, we converted employee compensation from local currency to U.S. dollars using average monthly foreign exchange rates for FY23.

To identify our median compensated employee, we then calculated the target total direct compensation for our global employee population and excluded employees at the median who had anomalous compensation characteristics.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Consequently, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios. Additionally, due to our emphasis on pay for performance and the structure of our performance-based compensation for our CEO, his total direct compensation can be highly variable.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" to executives and certain financial performance of the Company. Amounts included as "compensation actually paid" do not represent the value of cash compensation and equity awards actually received by the NEOs, but rather is an amount calculated pursuant to SEC rules that includes, among other things, the year-over-year changes in the "fair value" of unvested equity-based awards. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, see "*Compensation Discussion and Analysis*." For the purposes of the tables that directly follow, Summary Compensation Table is abbreviated as "SCT," Compensation is abbreviated as "Comp." and Subscription is abbreviated as "Sub."

(a) Fiscal Year	(b) SCT Total for PEO Raghuram[(1)] ($)	(c) Comp. Actually Paid to PEO Raghuram[(2)] ($)	(d) SCT Total for Former PEO Rowe[(1)] ($)	(e) Comp. Actually Paid to Former PEO Rowe[(2)] ($)	(f) SCT Total for Former PEO Gelsinger[(1)] ($)	(g) Comp. Actually Paid to Former PEO Gelsinger[(2)] ($)	(h) Average SCT Total for Non-PEO NEOs[(3)] ($)	(i) Average Comp. Actually Paid to Non-PEO NEOs[(4)] ($)	Value of Initial Fixed $100 Investment Based On: (j) TSR[(5)] ($)	Value of Initial Fixed $100 Investment Based On: (k) Peer Group TSR[(6)] ($)	(l) Net Income (millions)[(7)] ($)	(m) Sub. and SaaS Revenue (millions)[(8)] ($)
2023	13,209,400	9,359,626	—	—	—	—	7,333,740	5,909,977	100.26	157.07	1,314	4,012
2022	32,344,107	31,015,306	25,686,985	28,979,266	38,462	(40,429,595)	12,841,136	9,697,001	106.33	182.43	1,820	3,205
2021	—	—	—	—	16,541,804	11,195,433	13,432,940	10,918,162	93.10	137.09	2,058	2,587

(1) The dollar amounts reported in column (b) represent the amounts reported in the "Total" column of the SCT for Mr. Raghuram, our Chief Executive Officer, for FY23 and FY22. The dollar amount reported in column (d) represent the amount reported in the "Total" column of the SCT for Mr. Rowe, who served as interim Chief Executive Officer for a portion of FY22. The dollar amounts reported in column (f) represent the amounts reported in the "Total" column of the SCT for Patrick Gelsinger, our former Chief Executive Officer, for FY21 and a portion of FY22. These individuals are referred to as the Principal Executive Officers (each a "**PEO**") for these fiscal years.

(2) The dollar amounts reported represent the amount of "compensation actually paid" to the PEOs, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to such individuals during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to each individual's total compensation for each fiscal year to determine the compensation actually paid:

(a) PEO	(b) Fiscal Year	(c) Reported SCT Total for PEO ($)	(d) Reported Value of Equity Awards[(a)] ($)	(e) Equity Award Adjustments[(b)] ($)	(f) = (c)-(d)+(e) Compensation Actually Paid to PEO ($)
Raghu Raghuram	2023	13,209,400	10,407,387	6,557,613	9,359,626
	2022	32,344,107	30,243,585	28,914,784	31,015,306
Zane Rowe	2022	25,686,985	23,138,352	26,430,633	28,979,266
Patrick Gelsinger	2022	38,462	—	(40,468,057)	(40,429,595)
	2021	16,541,804	15,654,137	10,307,766	11,195,433

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the SCT for the applicable fiscal year.

(b) The equity award adjustments for each applicable fiscal year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that were outstanding and unvested as of fiscal year end; (ii) the amount of change as of the applicable fiscal

year end (from the prior fiscal year end) in fair value of any awards granted in prior fiscal years that were outstanding and unvested as of the applicable fiscal year end; (iii) for awards that were granted and vested in the same applicable fiscal year, the fair value as of the vesting date; (iv) for awards granted in prior fiscal years that vested in the applicable fiscal year, the amount equal to the change as of the vesting date (from the prior fiscal year end) in fair value; (v) for awards granted in prior fiscal years that were determined to fail to meet the applicable vesting conditions during the applicable fiscal year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable fiscal year prior to the vesting date that were not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable fiscal year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

PEO	Fiscal Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Total Equity Award Adjustments ($)
Raghu Raghuram	2023	11,689,467	(4,252,206)	(879,647)	—	6,557,613
	2022	25,134,749	2,700,598	1,079,437	—	28,914,784
Zane Rowe	2022	21,437,294	3,829,431	1,163,908	—	26,430,633
Patrick Gelsinger	2022	—	—	—	(40,468,057)	(40,468,057)
	2021	18,261,342	(1,296,150)	(6,657,426)	—	10,307,766

[3] The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding persons who served as the PEO for any portion of a fiscal year) (the "**Non-PEO NEOs**") in the "Total" column of the SCT in each applicable fiscal year. The names of each of the Non-PEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for FY23, Messrs. Brulard, Dhawan and Rowe and Ms. Olli; (ii) for FY22, Messrs. Brulard, Dhawan and Poonen and Ms. Olli and (iii) for FY21, Messrs. Poonen, Raghuram and Rowe and Ms. Olli.

[4] The dollar amounts reported represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-PEO NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the Non-PEO NEOs as a group for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Fiscal Year	Average Reported SCT Total for Non-PEO NEOs ($)	Average Reported Value of Equity Awards ($)	Average Equity Award Adjustments[a] ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023	7,333,740	5,686,929	4,263,166	5,909,977
2022	12,841,136	11,240,772	8,096,637	9,697,001
2021	13,432,940	12,002,450	9,487,672	10,918,162

[a] The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Fiscal Year	Average Year-end Fair Value of Equity Awards ($)	Year-over-Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year-over-Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year[x] ($)	Total Average Equity Award Adjustments ($)
2023	6,422,109	(1,374,157)	—	(784,786)	—	4,263,166
2022	7,079,217	721,714	381,660	840,123	(926,076)	8,096,637
2021	13,031,072	203,861	—	(3,747,261)	—	9,487,672

[x] This is perhaps the first ever footnote to a table that is contained within a footnote to a second table that is itself contained within a footnote to a third table.

[5] Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the fiscal year, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the fiscal year by the Company's share price at the beginning of the fiscal year.

[6] The peer group used for this purpose is the following published industry index: S&P 500 Systems Software Index.

[7] The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable fiscal year.

[8] While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Subscription and SaaS revenue is the financial performance measure that represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance.

Financial Performance Measures

As described in greater detail in "*Compensation Discussion and Analysis*," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our stockholders. The most important financial performance measures used by the Company to link "compensation actually paid" to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Revenue

- Subscription and SaaS Revenue

- Subscription and SaaS ARR

- Non-GAAP Operating Margin

- Relative TSR (the Company's TSR as compared to a peer group established by the Compensation Committee)

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with SEC rules, the charts below illustrate how "compensation actually paid" to our NEOs aligns with our company's financial performance as measured by our TSR, our peer group TSR, our net income and our subscription and SaaS revenue.



CAP & Total Shareholder Return





Indemnification Agreements and Director and Officer Insurance

Our certificate of incorporation and bylaws generally provide for mandatory indemnification of directors and officers to the fullest extent permitted by law. We have also entered into indemnification agreements with our directors and executive officers that will generally provide for mandatory indemnification to the fullest extent permitted by law. In addition, our executive officers and directors are insured under a liability insurance policy for our officers and directors.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of VMware has reviewed and discussed the CD&A as required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this proxy statement.

Compensation Committee
Paul Sagan, *Chair*
Anthony Bates
Marianne Brown
Michael Brown

DIRECTOR COMPENSATION

The Compensation Committee evaluates the appropriate level and form of compensation for outside directors (non-employee directors who receive compensation) at least annually and recommends changes to the Board when appropriate. We do not provide compensation to Mr. Dell due to his significant ownership interest in the Company or to Mr. Durban due to his service as the Board nominee of the SLP Stockholders, which have a significant interest in the Company. Additionally, we did not provide compensation to Mr. Raghuram for his Board service because he served as an executive officer during FY23. For more information about Mr. Raghuram's FY23 executive officer compensation see "*Compensation of Executive Officers.*"

During FY23, outside directors were eligible for compensation at the following base rates:

- an annual retainer fee of $60,000;

- additional annual compensation for service as chair of each of the Audit, Compensation, Governance and M&A Committees of $50,000;

- additional annual compensation for services as a member of each of the Audit, Compensation, Governance and M&A Committees of $30,000; and

- additional annual compensation of $100,000 for our Lead Independent Director.

Outside directors may also receive compensation for service on ad hoc committees to the extent determined by the Board. We also reimburse our directors for reasonable expenses in connection with performing their duties as directors, such as attendance at Board and committee meetings.

In addition, during FY23, outside directors were eligible to receive an annual RSU grant equal to a grant value of $260,000, calculated using a 45-day trailing average, vesting in quarterly installments over one year. Subject to the discretion of the Board, outside directors who are elected to the Board during the year are eligible to receive RSU grants that may be pro-rated to reflect the portion of the year that they serve on the Board.

The Compensation Committee has adopted stock ownership guidelines for our outside directors. Under the guidelines, each outside director who receives VMware equity grants is required to hold 5,000 shares of Common Stock. If a new director does not yet meet the holding requirement, the director must hold an amount of shares equal to 50% of the net shares acquired from us as compensation for service as a director. Messrs. Dell and Durban are not provided compensation for their services and, accordingly, are not subject to the stock ownership guidelines established for our outside directors. As of the date of this proxy statement, the holdings of each outside director subject to the stock ownership policy are sufficient to comply with this policy.

Outside directors may elect to defer the receipt of shares that have vested pursuant to RSU awards to a future tax year. An outside director may elect to defer settlement of his or her vested RSUs for up to ten years from the date of grant. Deferrals are subject to early settlement upon termination of board service.

The following table summarizes the compensation earned by our outside directors for FY23.

Name	Fees Earned[1] ($)	RSU Awards[2][3] ($)	Total[4] ($)
Nicole Anasenes[5]	68,167	298,965	367,132
Anthony Bates	140,000	251,752	391,752
Marianne Brown	120,000	251,752	371,752
Michael Brown	150,000	251,752	401,752
Donald Carty[6]	40,027	—	40,027
Michael Dell[7]	—	—	—
Kenneth Denman	120,000	251,752	371,752
Egon Durban[7]	—	—	—
Karen Dykstra[8]	160,000	251,752	411,752
Paul Sagan	240,000	251,752	491,752

[1] Includes annual retainer for service on the Board and additional amounts, as applicable, for service as a standing committee member or chair and Lead Independent Director for FY23.

[2] Amounts shown represent the grant date fair values computed in accordance with ASC 718 of the RSU grants in this table, rather than an amount paid to or realized by the director. The fair market values of these awards have been determined based on assumptions set forth in the note titled "Stockholders' Equity (Deficit)" to our audited financial statements for FY23, included in our Annual Report on Form 10-K filed with the SEC on March 28, 2023.

[3] On July 12, 2022, each of Mses. Anasenes, Brown and Dykstra and Messrs. Bates, Brown, Denman and Sagan was granted an award of 2,275 RSUs, with a grant date fair value of $110.66 in each case, computed in accordance with ASC 718, as described in footnote 2 to this table.

[4] Totals may not sum due to rounding.

[5] Ms. Anasenes was elected to the Board and appointed to the Audit Committee effective April 29, 2022, and her cash earnings were pro-rated to reflect her periods of Board and Board committee service. In addition to the annual equity award discussed in footnote 3 to this table, Ms. Anasenes was granted a pro-rata equity award of 437 RSUs on April 29, 2022 with a grant date fair value of $47,213 computed in accordance with ASC Topic 718, as described in footnote 2 to this table.

[6] Mr. Carty did not stand for re-election at the 2022 Annual Meeting.

[7] Messrs. Dell and Durban do not receive any cash or equity compensation for their respective service on the Board.

[8] Ms. Dykstra agreed to become VMware's CFO effective June 9, 2023 and will continue to serve as a director. This has no impact on her FY23 director compensation.

The table below shows the aggregate numbers of unvested VMware stock awards outstanding for each outside director as of the last day of FY23.

Name	Unvested RSU Awards
Nicole Anasenes	1,138
Anthony Bates	1,138
Marianne Brown	1,138
Michael Brown	1,138
Donald Carty[1]	—
Michael Dell[2]	—
Kenneth Denman	1,138
Egon Durban[2]	—
Karen Dykstra[3]	1,138
Paul Sagan	1,138

[1] Mr. Carty did not stand for re-election at the 2022 Annual Meeting.

[2] Messrs. Dell and Durban do not receive any cash or equity compensation for their respective service on the Board.

[3] Ms. Dykstra agreed to become VMware's CFO effective June 9, 2023 and will continue to serve as a director. This has no impact on her FY23 director compensation.

TRANSACTIONS WITH RELATED PERSONS

From time to time, we enter into transactions in which "related persons" (as defined in Item 404 of Regulation S-K adopted by the SEC under the federal securities laws) could be deemed to have a direct or indirect material interest. Related persons include our directors and executive officers, their immediate family members and stockholders beneficially owning more than 5% of our Common Stock.

Related Persons Transactions Policy

We have adopted a written policy for the review, approval and ratification of transactions involving related persons. We recognize that transactions with related persons may present potential or actual conflicts of interest or an appearance of impropriety. Additionally, these transactions must be fair to us in accordance with applicable Delaware corporate law. Accordingly, as a general matter, it is our policy to closely assess and evaluate transactions with related persons. Transactions with related persons are reviewed by the Governance Committee. From time to time, the Board has appointed a special committee of independent directors who are disinterested with respect to Dell and its affiliates to review significant potential transactions with Dell, including the Spin-Off.

The policy covers all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships), in which VMware or any of our subsidiaries is or will be a participant, in which the amount involved exceeds $120,000 and in which any related person has or may have a direct or indirect material interest. An investor may obtain a written copy of this policy by sending a request to: VMware, Inc., Legal Department, 3401 Hillview Avenue, Palo Alto, California, 94304.

Our Relationship with Dell, the MSD Stockholders and the SLP Stockholders

We incorporated in Delaware in 1998 and were acquired by EMC Corporation ("**EMC**") in 2004. In August 2007, we conducted an initial public offering of our Class A common stock, but remained majority-owned by EMC, the sole stockholder of our Class B common stock. In September 2016, Dell acquired EMC and we became a majority-owned subsidiary of Dell. Unless otherwise indicated, all references to Dell in this "*Transactions with Related Persons*" section are to Dell and its consolidated subsidiaries, including EMC. On April 14, 2021, we and Dell entered into a separation and distribution agreement, pursuant to which, on November 1, 2021, Dell engaged in the Spin-Off by distributing its ownership interests in VMware to its stockholders, and each share of Class B common stock converted into one fully paid and non-assessable share of Class A common stock and we became a standalone company. In connection with the Spin-Off, we paid a special dividend of $11.5 billion in cash, pro rata, to each of the holders of our Class A common stock and Class B common stock as of the close of business on October 29, 2021.

As a result of the Spin-Off, MSD Stockholders, including Michael Dell, who serves as VMware's Chairman of the Board and chairman and chief executive officer of Dell, and the SLP Stockholders, of which Egon Durban, a VMware director, is a Co-CEO, became owners of direct interests in VMware. Transactions with Dell continue to be considered related persons transactions following the Spin-Off due to Mr. Dell's and the SLP Stockholders' direct ownership in both VMware and Dell, as well as Mr. Dell's executive position with Dell, as described in "*Board of Directors.*" Following the Spin-Off, our results of operations and financial position are no longer consolidated with Dell's financial statements.

Agreements and Transactions with Dell

We have entered into the following agreements and engaged in the following transactions with Dell:

- *Commercial Framework Agreement ("**CFA**").* The CFA provides a framework under which we and Dell continue our strategic commercial relationship, particularly with respect to projects mutually agreed by the parties as having the potential to accelerate the growth of an industry, product, service or platform that may provide the parties with a strategic market opportunity. The CFA has an initial term of five years (expiring November 1, 2026), with automatic one-year renewals occurring annually thereafter. VMware may terminate various obligations under the CFA and statements of work entered into with Dell in the event that Dell fails to achieve certain bookings targets (as further described in the CFA), and either of the parties may terminate the CFA in the event of a material breach by the other party.
- *Tax Matters Agreement*. In April 2021, we entered into a tax matters agreement governing our and Dell's respective rights, responsibilities and obligations with respect to tax liabilities (including taxes, if any, incurred as a result of any failure of the Spin-Off to qualify for tax-free treatment for U.S. federal income tax purposes) and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, cooperation and

other matters regarding taxes. In connection with entering into the tax matters agreement, we and Dell agreed to terminate the existing tax sharing agreement, as amended December 30, 2019. Our tax liability for amounts pursuant to Section 965 of the Code is solely governed by the Section 965 letter agreement between VMware, Dell and EMC dated April 1, 2019. Information on specific amounts paid between VMware and Dell related to tax matters are provided in our FY23 Annual Report on Form 10-K filed with the SEC on March 28, 2023.

- *Governance Letter Agreement*. We and Dell are parties to a letter agreement (the "**Governance Letter Agreement**") that provides for a continuation of strong independent governance for us and our stockholders, including the following:

  – A provision requiring that any future request from Dell or any of its affiliates (in each case in its capacity as a stockholder) that we issue a special dividend to holders of our common stock shall be subject to review by, and a recommendation in favor thereof from, a special committee of our Board comprised solely of independent directors.

  – A provision providing that Dell and its affiliates shall not directly or indirectly purchase or otherwise acquire any shares of our common stock if such transaction would result in our common stock no longer being publicly traded on a U.S. securities exchange or we no longer being required to file reports under Sections 13 and 15(d) of the Exchange Act, unless such transaction has been approved in advance by a special committee of our Board comprised solely of independent and disinterested directors.

  The Governance Letter Agreement will terminate upon the earlier of (i) November 1, 2031 and (ii) the date that the MSD Stockholders and the SLP Stockholders no longer hold shares of Common Stock.

- *Covenant Not to Sue and Release.* The covenant not to sue and release includes covenants from each of Dell and VMware on behalf of itself and its controlled affiliates not to sue the other party or its controlled affiliates, customers, resellers, channel partners or distributors for infringement of such party's patents that exist as of the date of the closing of the Spin-Off as they relate to products available at the time of the closing of the Spin-Off transactions (and future versions of such products). The term of the covenant not to sue and release commenced at the closing of the Spin-Off and will remain in effect until the later of (a) three years from such date and (b) the termination or expiration of the CFA, unless otherwise agreed.

- *Go-to-Market Arrangements*. Pursuant to ongoing original equipment manufacturer and reseller arrangements with Dell, Dell integrates or bundles our products and services with Dell's products and sells them to end users. Dell also acts as a distributor, purchasing our standalone products and services for resale to end-user customers through VMware-authorized resellers. In addition, we provide professional services to end users based upon contractual agreements with Dell. Dell sales channels in aggregate comprise the largest route-to-market for our sales. During FY23, revenue from Dell, including purchases of products and services directly from us, as well as through our channel partners, accounted for 38% of our consolidated revenue. These purchases included Dell selling joint solutions as an OEM, which accounted for 14% of total revenue from Dell, or 5% of our consolidated revenue. The remaining revenue from Dell consisted of Dell acting as a distributor to other non-Dell resellers, reselling products and services as a reseller or purchasing products and services for its own internal use.

- *Customer Financing*. Dell Financial Services, an affiliate of Dell, provides financing to certain of our end customers based on the customer's discretion.

- *Purchases From Dell*. From time to time, we purchase and lease products and purchase services from Dell or Dell's channel partners.

- *Agency Arrangements*. We have agency arrangements with Dell that enable us to sell our subscriptions and services, leveraging the Dell enterprise relationships and end customer contracts.

- *Joint Marketing*. From time to time, we and Dell also enter into joint marketing, sales, branding and product development arrangements, for which both parties may incur costs.

- *Technology Collaboration*. We transact ongoing business with Dell to collaborate on technology projects, and, from time to time, we enter into various licensing, technology and marketing agreements with Dell relating primarily to furthering the interoperability of our respective technologies and coordinating certain sales, marketing and branding efforts. These arrangements provide for deployment of internal resources of both companies.

- *Strategic Investments*. We contract with Dell for certain advisory services regarding strategic and private company investments. We have also invested alongside Dell in certain private company equity and debt financing transactions.

- *Transition Services.* In connection with the Spin-Off, we entered into a transition services agreement that provides that each of the parties will provide the other with certain services following the Spin-Off. Under the transition services agreement, each of VMware and Dell will pay fees to the applicable service provider as set forth in the schedules appended to the transition services agreement as well as documented, pre-approved out-of-pocket expenses. Under this agreement, through the end of FY23, we continued to contract for certain services from Dell subsidiaries in geographic regions where we did not have legal entities established.

Information about the impact of our transactions with Dell on our financial condition and our results of operations is provided in the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Relationship with Dell" section of our FY23 Annual Report on Form 10-K filed with the SEC on March 28, 2023. The material agreements that govern our relationship with Dell are included as exhibits to our Form 10-K.

Agreements with the MSD Stockholders and the SLP Stockholders

We have entered into the following agreements and engaged in the following transactions with the MSD Stockholders and the SLP Stockholders:

- *Stockholders Agreement.* The Stockholders Agreement was entered into with the MSD Stockholders and the SLP Stockholders:

  – *Board Designations:*

    ▪ For so long as the MSD Stockholders collectively beneficially own a number of shares of Common Stock equal to (i) at least 47% of the MSD Stockholders' Initial Stake (as defined in the Stockholders Agreement) (or, if less, at least 20% of all outstanding shares of Common Stock), the MSD Stockholders will be entitled to nominate two directors for election to the Board, and (ii) at least 18% but less than 47% of the MSD Stockholders' Initial Stake (or, if less, at least 7.5% but less than 20% of all outstanding shares of Common Stock), the MSD Stockholders will be entitled to nominate one director for election to the Board.

    ▪ For so long as the SLP Stockholders collectively beneficially own a number of shares of the Common Stock equal to at least 67% of the SLP Stockholders' Initial Stake (as defined in the Stockholders Agreement) (or, if less, at least 7.5% of all outstanding shares of Common Stock) the SLP Stockholders will be entitled to nominate one director for election to the Board.

  – *Chairman:* For so long as the MSD Stockholders have the right to nominate a director as set forth above and Mr. Dell is a member of the Board, and as otherwise set forth in the stockholders agreement, Michael Dell will be the Chairman.

  – *Standstill and Voting Obligations:*

    ▪ During the period as the Governance Committee or the Board continues to nominate the director nominees of the MSD Stockholders or the SLP Stockholders, respectively (and unless the MSD Stockholders or the SLP Stockholders irrevocably renounce their rights to nominate their respective director nominees or all such director nominees have resigned from the Board), the MSD Stockholders and SLP Stockholders will agree that (i) no MSD Stockholder or SLP Stockholder, respectively, shall otherwise act to seek to propose to VMware or any of our stockholders to nominate or support any person as a director who is not a director nominee of the MSD Stockholders or SLP Stockholders, as applicable, or otherwise nominated by the Governance Committee or the Board and (ii) at our annual meeting of stockholders (and at any other meeting of our stockholders), the MSD Stockholders and the SLP Stockholders, will, to the extent that their respective shares of Common Stock are entitled to vote thereon (or in any other circumstance in which the vote, consent or other approval of the stockholders of VMware is sought), (A) appear at each such meeting or otherwise cause all of the Common Stock beneficially owned by the MSD Stockholders and the SLP Stockholders, respectively (and for which the MSD Stockholders or the SLP Stockholders, respectively, have the right to vote), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum and (B) vote (or cause to be voted), in person or by proxy, all of the MSD Stockholders' or the SLP Stockholder's Common Stock as of the applicable record date for each person nominated to the Board by the MSD Stockholders or the SLP Stockholders, respectively, and each other individual nominated for election to the Board by the Governance Committee or the Board; and

    ▪ The MSD Stockholders and the SLP Stockholders agreed to certain limitations on the acquisition of VMware securities (including an agreement not to acquire Common Stock in a manner that would increase their initial respective ownership percentages by over 1% of the total outstanding shares of Common Stock), as well as certain standstill and voting commitments.

- These obligations will expire upon the earliest of (i) the date on which the MSD Stockholders' or the SLP Stockholders', as the case may be, respective ownership of Common Stock is less than 7.5% of all outstanding shares of Common Stock, (ii) the later of (A) three years following the Spin-Off and (B) the 12-month anniversary of the date on which the MSD Stockholders or the SLP Stockholders, respectively, cease to have a right to designate a director nominee on the Board, or (iii) the expiration of the initial term (or earlier termination) of the CFA, which is five years.

  - *Additional Voting Obligation:* In the event the MSD Stockholders' director designee (if such designee is Mr. Dell or an immediate family member) or the SLP Stockholders' director designee (if such designee is Mr. Durban or a managing director of Silver Lake Partners) has voted as a director in favor of a transaction relating to mergers, acquisitions or other business combinations or extraordinary transactions involving VMware (other than a sale of VMware), or the issuance of securities in connection therewith, and subject to certain other conditions, the MSD Stockholders and SLP Stockholders, respectively, must vote in favor of any such transaction that is recommended by the Board;

- *Registration Rights Agreement.* The registration rights agreement provides the MSD Stockholders and SLP Stockholders with certain demand and piggyback registration rights with respect to the shares of Common Stock they hold. In addition, upon request, we are required to use reasonable best efforts to file a shelf registration statement for shares of Common Stock beneficially owned by the requesting holder(s). The registration rights agreement also requires us to pay registration fees relating to such registrations and indemnify the stockholders for certain liabilities under federal and state securities laws.

Corporate Opportunities

Ownership interests of our directors or officers in the common stock of another entity, or service as both a director of another entity and VMware, or as a director of VMware and an officer or employee of another, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and such other entity. Michael Dell is a director, executive officer and significant stockholder of Dell, Egon Durban is a director of Dell and the co-CEO of Silver Lake, a significant stockholder of Dell, and Ken Denman and Paul Sagan hold positions with venture capital firms that invest in technology companies. Pursuant to resolutions adopted by our Governance Committee, we have renounced any expectancy or interest on the part of VMware being offered an opportunity to participate in certain corporate opportunities presented to Directors Dell, Denman, Durban and Sagan outside of their roles as directors of VMware.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with VMware's management and PwC the audited consolidated financial statements of VMware contained in VMware's Annual Report on Form 10-K for fiscal year 2023. The Audit Committee has also discussed with PwC the applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") and the SEC.

The Audit Committee has received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence from VMware.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in VMware's Annual Report on Form 10-K for its fiscal year 2023 for filing with the SEC.

Submitted by the Audit Committee
Michael Brown, *Chair*
Nicole Anasenes
Marianne Brown
Karen Dykstra, *former Chair*

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires VMware's executive officers and directors, and persons who own more than 10% of the common stock, to file reports of ownership and changes in ownership with the SEC and the NYSE. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with all copies of Section 16(a) forms they file.

Based solely on our review of these forms and written representations from the officers and directors received by us, we believe that during FY23 all filing requirements were complied with in a timely fashion.

LEGAL NOTICES

VMware, Tanzu, Aria, vSphere, NSX, Anywhere Workspace, Workspace ONE, Pivotal, and vRealize are registered trademarks or trademarks of VMware, Inc. or its subsidiaries in the United States and other jurisdictions.

This proxy statement contains forward-looking statements including, among other things, statements about the plans and goals in, and benefits to VMware's customers, partners and stockholders of, VMware's strategy, including (1) the timing of VMware's CFO transition, (2) VMware's ESG programs, including VMware's 2030 Agenda, DEI programs and future reporting on such DEI and ESG programs, (3) VMware's strategic partnership with Dell, (4) the pending Acquisition of VMware by Broadcom, (5) the adoption of a new clawback policy, (6) the Board's continued focus on the VMware's transition to subscription and SaaS, and (7) the filing of proxy statements in future years. These forward-looking statements are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including but not limited to: (1) adverse changes in general economic or market conditions; (2) our ability to compete successfully for key talent; (3) changes in VMware's financial condition; (4) unexpected delays in the development or limitations on the availability of technology and resources we expect to utilize to achieve our ESG goals; (5) unexpected geopolitical, social and environmental events that could impact our ability to achieve our 2030 Agenda; (6) regulatory developments related to ESG; (7) the effects of the proposed Acquisition on VMware's ability to maintain relationships with customers and partners, including Dell, operating results and business; (8) business disruption during the pendency of the announced Acquisition, including disruption of current plans and operations; (9) difficulties in retaining and hiring key personnel and employees, including due to the pending Acquisition; (10) the satisfaction of the conditions precedent to consummation of the pending Acquisition; (11) the continued risk of on-going and new litigation and regulatory actions, including the outcome of any legal proceedings related to the pending Acquisition; (12) the ability to consummate the Acquisition on a timely basis or at all; (13) the ability to implement plans, forecasts and other expectations with respect to the business after the completion of the proposed transaction and realize synergies; and (14) the risks discussed in the "Risk Factors" sections of the Company's periodic and current reports filed with the SEC. These forward-looking statements are made as of the date of this proxy statement, are based on current expectations and are subject to uncertainties and changes in condition, significance, value and effect as well as other risks detailed in documents filed with the Securities and Exchange Commission, including VMware's most recent reports on Form 10-K and Form 10-Q and current reports on Form 8- K that VMware may file from time to time, which could cause actual results to vary from expectations. VMware assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this release.

INFORMATION ABOUT THE ANNUAL MEETING

Why am I receiving these materials?

Our stockholders are invited to participate in our 2023 Annual Meeting and are requested to vote on the proposals described in this proxy statement. We have made these materials available to you on the Internet or, upon your request, have delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at the Annual Meeting.

The Annual Meeting will take place on Thursday, July 13, 2023 at 8:30 a.m. Pacific time via live audio webcast at *virtualshareholdermeeting.com/VMW2023*. You will need the 16-digit control number provided on the Proxy Notice or your proxy card in order to participate in the meeting at that website. We will also offer a webcast of the Annual Meeting on the Investor Relations page of our website at *ir.vmware.com* that will allow you to listen to the Annual Meeting but will not provide the opportunity to participate. We are making this proxy statement available on the Internet and mailing the Proxy Notice to our stockholders on or about June 1, 2023.

What is included in these materials?

These materials include:

- our proxy statement for the Annual Meeting; and

- our Annual Report on Form 10-K for FY23, which includes our audited consolidated financial statements.

If you requested printed versions of these materials by mail, these materials also include the proxy card for the Annual Meeting.

How can I participate in the Annual Meeting?

This year's Annual Meeting will be a completely virtual meeting of stockholders conducted via live, audio webcast. You are entitled to participate in the Annual Meeting only if you were a VMware stockholder as of the close of business on May 15, 2023, the Record Date, or if you hold a valid proxy for the Annual Meeting.

You will be able to participate in, submit your questions and vote electronically during the Annual Meeting by visiting *virtualshareholdermeeting.com/VMW2023* and entering the 16-digit control number included on your Proxy Notice, on your proxy card or on the instructions that accompanied your proxy materials.

The Annual Meeting will begin promptly at 8:30 a.m. Pacific time. We encourage you to access the meeting prior to the start time. Online access will be available beginning at 8:15 a.m. Pacific time.

Why is this Annual Meeting only virtual?

We are excited to continue to embrace the latest technology to provide global ease of access for and real-time communication with our stockholders and the Company. You will be able to participate in, submit your questions and vote during, the Annual Meeting by visiting *virtualshareholdermeeting.com/VMW2023* and entering the 16-digit control number included on your Proxy Notice, on your proxy card or on the instructions that accompanied your proxy materials.

What if I have technical difficulties or trouble accessing the virtual meeting?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please navigate to *virtualshareholdermeeting.com/VMW2023* where a phone number for IT support will be posted.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

As permitted by the SEC rules, we are furnishing proxy materials to our stockholders via the Internet, rather than mailing printed copies of those materials to each stockholder. If you received a Proxy Notice by mail, you will not receive a printed copy of the proxy materials unless you request one by following the instructions included in the Proxy Notice. Instead of the printed copy, the Proxy Notice provides instructions as to how you may access the proxy materials and your proxy card to vote via the Internet. We are making this proxy statement available via the Internet and by mailing the Proxy Notice to our stockholders on or about June 1, 2023.

Why didn't I receive a notice in the mail regarding the Internet availability of the proxy materials?

We are providing some of our stockholders, including stockholders who have previously requested to receive paper copies of the proxy materials and some of our stockholders who are living outside of the United States, with paper copies of the proxy materials instead of a Proxy Notice. In addition, we are providing notice of the availability of the proxy materials by e-mail to those stockholders who have previously elected delivery of the proxy materials electronically. Those stockholders should have received an e-mail containing a link to the website where the proxy materials are available and a link to the proxy voting website.

How can I access the proxy materials over the Internet?

Your Proxy Notice, proxy card or voting instruction card contains instructions on how to:

- view our proxy materials for the Annual Meeting via the Internet; and

- instruct us to send our future proxy materials to you electronically by e-mail.

Our proxy materials are also available on the Investor Relations page of our website at *ir.vmware.com* and at *proxyvote.com* where you will also need to enter your 16-digit control number (included on your Proxy Notice, on your proxy card or on the instructions that accompanied your proxy materials).

How can I obtain a separate set of voting materials?

If you and other residents with the same last name at your mailing address own shares of Common Stock in street name, your broker or bank may have sent you a notice explaining that your household will receive only one annual report and proxy statement for each company in which you hold stock through that broker or bank. This practice of sending only one copy of proxy materials is known as "householding." If you received a householding communication, your broker will send one copy of VMware's 2023 proxy statement to your address, unless contrary instructions were given by any stockholder at that address. If you received multiple copies of the proxy materials this year and you wish to reduce the number of reports you receive in the future and save VMware the cost of printing and mailing these reports, your broker will discontinue the mailing of reports on the accounts you select if you follow the related instructions provided when you vote via the Internet.

You may revoke your consent to householding at any time by contacting Broadridge Financial Solutions, Inc., either by calling toll free at (866) 540-7095 or by writing to: Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if your household received a single set of proxy materials for this year, but you would prefer to receive your own copy, we will promptly send a copy to you if you (1) go to *proxyvote.com* and request a copy, (2) email IR@vmware.com and request a copy, or (3) address your written request to: Investor Relations at VMware, Inc., 3401 Hillview Avenue, Palo Alto, California, 94304.

How many votes must be present to hold the Annual Meeting?

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. Holders of shares representing a majority of the total outstanding shares of our Common Stock on the Record Date entitled to vote at the Annual Meeting, represented in person or by proxy, constitute a quorum. Abstentions are considered present for purposes of determining the presence of a quorum. Broker non-votes, as defined below, are also considered present for purposes of determining the presence of a quorum so long as the shares represented by a broker or other nominee who holds shares for a beneficial owner, where the beneficial owner has not given the respective broker specific voting instructions, can be voted for, against or in abstention for at least one proposal presented at the Annual Meeting. Since there is one routine proposal presented at the Annual Meeting (Proposal 4) on which brokers and other nominees have such discretionary voting power, broker non-votes will be counted for quorum purposes at the Annual Meeting. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, if you (1) participate in and vote during the Annual Meeting, or (2) have voted via the Internet, by telephone or by properly submitting a proxy card or voting instruction form by mail.

Who may vote at the Annual Meeting?

If you owned Common Stock at the close of business on the Record Date, then you may participate in and vote at the meeting. As of the close of business on the Record Date, VMware had 429,709,676 shares of Common Stock outstanding and entitled to vote.

Stockholders may request an appointment to inspect a complete list of stockholders entitled to vote at the Annual Meeting for any purpose germane to the Annual Meeting at our headquarters located at 3401 Hillview Avenue, Palo Alto, California, during ordinary business hours within ten days prior to the Annual Meeting by sending an email request to IR@vmware.com.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

Stockholder of Record. If, as of the Record Date, your shares were registered directly in your name with our transfer agent, American Stock Transfer and Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and the Proxy Notice was sent directly to you by VMware.

Beneficial Owner of Shares Held in Street Name. If, as of the Record Date, your shares were held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Proxy Notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

What items will be voted on at the Annual Meeting?

There are four items that are scheduled to be voted on at the Annual Meeting:

- election of three members nominated by us to our Board to serve as Class I directors, each for a three-year term expiring at the 2026 Annual Meeting;
- an advisory vote to approve named executive officer compensation;
- an advisory vote to approve the frequency of future advisory votes on named executive officer compensation; and
- ratification of the selection by the Audit Committee of the Board of PwC as our independent auditor for the fiscal year ending February 2, 2024.

We are not aware of any matters to be presented at the Annual Meeting other than those described in this proxy statement. If any matters not described in the proxy statement are properly presented at the meeting, the proxy holders will use their discretion to determine how to vote your shares.

What are the Board of Directors' voting recommendations?

The Board recommends that our stockholders vote:

- **FOR Proposal 1**, the election of the Class I directors as listed under "*Election of Directors,*" to serve until their successors are elected and qualified;
- **FOR Proposal 2**, the approval, on an advisory basis, of the compensation of our named executive officers as disclosed in this proxy statement, including in the "*Compensation Discussion and Analysis*" and the "*Compensation of Executive Officers*" sections;
- **"ONE YEAR" for Proposal 3**, an advisory vote on the frequency with which stockholders are provided an advisory vote on on the compensation of our NEOs; and
- **FOR Proposal 4**, the ratification of the selection by the Audit Committee of the Board of PwC as VMware's independent auditor for the fiscal year ending February 2, 2024.

Is any other business scheduled to be presented for consideration at the Annual Meeting?

As of the date of this proxy statement, VMware has no knowledge of any business to be presented for consideration at the Annual Meeting other than the proposals described in the Proxy Notice. Under our bylaws, no business may be brought before the Annual Meeting except pursuant to our notice of meeting, by or at the direction of the Board, or by a stockholder who was a stockholder of record as of the Record Date and who complies with the applicable notice provisions set forth in our bylaws. The deadline under VMware's bylaws for holders of Common Stock to notify VMware of any director nominations or proposals to be presented at the Annual Meeting passed on April 13, 2023. If any other business should properly come before the Annual Meeting, the persons appointed by the enclosed form of proxy shall have discretionary authority to vote all such proxies as they shall decide.

The enclosed form of proxy gives each of Mr. Rowe, our CFO and EVP, and Ms. Olli, our EVP, General Counsel and Secretary, discretionary authority to vote your shares in accordance with his or her best judgment with respect to all additional matters that might come before the Annual Meeting, provided that the enclosed form of proxy is properly authorized by you.

How much voting power do the MSD Stockholders and the SLP Stockholders have in VMware, and how does it affect the proposals being voted on at the Annual Meeting?

Based on their respective ownership interests as of the Record Date, the MSD Stockholders hold 39.4% of the outstanding shares of VMware's common stock and the SLP Stockholders hold 9.8% of the outstanding shares of VMware's common stock. Under the Stockholders Agreement with VMware described in this proxy statement, each of the MSD Stockholders and the SLP Stockholders are obligated to vote all of the shares they own as of the Record Date FOR each of the director nominees in Proposal 1.

How can I vote my shares <u>during</u> the Annual Meeting?

This year's Annual Meeting will be held entirely online. Stockholders may participate in and vote <u>during</u> the Annual Meeting by visiting *virtualshareholdermeeting.com/VMW2023* and entering the 16-digit control number included on your Proxy Notice, on your proxy card or on the instructions that accompanied your proxy materials.

Even if you plan to vote during the Annual Meeting online, we recommend that you also vote by proxy as described below so that your vote will be counted if you later decide not to participate in the Annual Meeting.

How can I vote my shares <u>prior to</u> or without participating in the Annual Meeting?

All Common Stockholders as of the Record Date have three options for submitting their votes <u>prior</u> to the Annual Meeting:

- via the Internet prior to the meeting at *proxyvote.com* (please see your proxy card or Proxy Notice for instructions);

- by phone (please see your proxy card for instructions); or

- by requesting, completing and mailing in a paper proxy card, as outlined in the Proxy Notice.

You may vote using the Internet without participating in the Annual Meeting and telephone voting facilities until 11:59 p.m., Eastern time on July 12, 2023. For a discussion of how to vote using the Internet during the meeting, see "*How can I vote my shares <u>during</u> the Annual Meeting?*"

We encourage you to vote via the Internet. If you vote via the Internet, you should be aware that you may incur costs to access the Internet, such as usage charges from telephone companies or Internet service providers, and that these costs must be borne by you. If you vote via the Internet or telephone, then you do not need to return a proxy card by mail. If your shares are held by a bank, broker or other agent, please refer to the instructions they provide for voting your shares.

What happens if I do not give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you:

- indicate when voting via the Internet or by telephone that you wish to vote as recommended by the Board; or

- sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine, in their discretion, with respect to any other matters properly presented for a vote at the meeting.

If you are a stockholder of record and you do not (1) vote via the Internet or by telephone, (2) return a proxy card, or (3) vote during the Annual Meeting, then your shares will not be voted and will not be considered present for the purpose of establishing a quorum.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not give the organization that holds your shares specific voting instructions, under the rules of various national and regional securities exchanges, that organization may generally vote your shares on routine proposals but not on non-routine proposals. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine proposal, that organization will indicate that it does not have the authority to vote your shares on that non-routine proposal and this is called a "broker non-vote." For a discussion of broker non-votes, see "*What are broker non-votes, and how will they affect the vote on a proposal?*" We encourage you to give voting instructions to the organization that holds your shares by carefully following the instructions provided in the Proxy Notice.

Proxy

What are broker non-votes, and how will they affect the vote on a proposal? What is the voting requirement to approve each of the proposals? How are abstentions treated?

A "broker non-vote" occurs when (1) a broker or other nominee holds shares for a beneficial owner, (2) the beneficial owner has not given the respective broker specific voting instructions, (3) the matter is non-routine in nature and (4) there is at least one routine proposal presented at the meeting (such as Proposal 4 at this Annual Meeting).

Under applicable rules, a broker or other nominee has discretionary voting power only with respect to proposals that are considered "routine," but not with respect to "non-routine" proposals. A broker or other nominee cannot vote on non-routine proposals without having received instructions on how to vote from the beneficial owner.

The voting requirements to approve and the effect of abstentions and broker non-votes on each proposal scheduled to be voted on at the Annual Meeting are summarized in the table below:

	Proposal	Nature of proposal	Votes required to pass	Effect of abstention on vote	Possibility of broker non-votes on the proposal	Effect of broker non-votes on proposal outcome
1	Election of Class I Directors	Non-routine	Majority of votes cast are cast "FOR" the nominee	No effect	Yes	No effect
2	Advisory vote to approve NEO compensation	Non-routine	Majority of votes present and entitled to vote are cast "FOR"	Same effect as vote "AGAINST"	Yes	No effect
3	Advisory vote on the frequency of future advisory votes on NEO compensation	Non-routine	Plurality of votes cast in favor of a particular frequency	No effect	Yes	No effect
4	Ratification of selection of Independent Auditor	Routine	Majority of votes present and entitled to vote are cast "FOR"	Same effect as vote "AGAINST"	No	Not Applicable

Can I change or revoke my proxy after I have voted?

You have the right to revoke your proxy at any time before it is voted at the Annual Meeting by:

- participating in and voting during the Annual Meeting;

- timely signing and delivering a new proxy relating to the same shares and bearing a later date than the original proxy; or

- timely sending a signed, written notice of revocation, which is dated later than the date of the proxy and states that the proxy is revoked, to: Attention: Secretary, VMware, Inc. Legal Department, 3401 Hillview Avenue, Palo Alto, California, 94304.

Please note, as mentioned above, shares held in your name as the stockholder of record may be voted electronically during the Annual Meeting. Shares for which you are the beneficial owner but not the stockholder of record also may be voted electronically during the Annual Meeting.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within VMware or to third parties, except:

- as necessary to meet applicable legal requirements;

- to allow for the tabulation and certification of votes; and

- to facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and the Board.

Who will count the votes?

Votes will be counted by the inspector of election appointed for the Annual Meeting by the Board. The inspector of elections will separately count "FOR" and "AGAINST" votes, abstentions and broker non-votes.

Where can I find the voting results of the Annual Meeting?

The final voting results will be reported in a Form 8-K that we expect to file with the SEC within four business days of the Annual Meeting. Once filed, that Form 8-K will be available on the Investor Relations page of our website. We also expect to announce preliminary voting results at the Annual Meeting, which will be webcast on the Investor Relations page of our website.

Who is paying for the cost of this proxy solicitation?

The expenses of preparing, printing and assembling the materials used in the solicitation of proxies on behalf of the Board are borne by VMware. In addition to the solicitation of proxies by mail, VMware may use the services of certain of its employees (for no additional compensation) to solicit proxies personally and by mail, telephone and electronic means from brokerage firms and other stockholders.

Where are VMware's principal executive offices located, and what is VMware's main telephone number?

VMware's principal executive offices are located at 3401 Hillview Avenue, Palo Alto, California, 94304. VMware's main telephone number is (650) 427-5000.

How do I contact VMware's Board of Directors?

The Board provides a process for VMware stockholders and other interested parties to send communications to the Board, including to non-management directors. Any person who desires to contact the non-management directors or the entire Board may do so by sending an e-mail to ContactTheBoard@vmware.com. Under a process approved by the Governance Committee, VMware's Secretary is responsible for the review of all communications received by VMware and addressed to the Board, including the non-management members, and each quarter prepares for the Governance Committee's review a summary report of all communications and copies of all communications, other than spam, junk mail, mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. Communications deemed by the Secretary to be of an urgent nature are reported promptly to the Chair of the Governance Committee. Directors may at any time review a log of all correspondence received by VMware that is addressed to members of the Board and request copies of any correspondence.

Our Audit Committee also provides a process to send communications directly to the committee about VMware's accounting, internal accounting controls or audit-related matters. Any person who desires to contact the Audit Committee regarding such matters may do so by sending an e-mail to AuditCommitteeChair@vmware.com.

What is the deadline to make a stockholder proposal eligible for inclusion in next year's proxy statement?

To be eligible for inclusion in VMware's proxy statement for the 2024 Annual Meeting, stockholder proposals must be received at VMware's principal executive offices no later than February 2, 2024. Stockholder proposals should be addressed to: VMware, Inc. Legal Department, 3401 Hillview Avenue, Palo Alto, California, 94304.

What is the deadline to propose actions for consideration at the 2024 Annual Meeting or to nominate individuals to serve as directors?

Under our bylaws, director nominations may be made only by the Board, a nominating committee of the Board, a person appointed by the Board or by a stockholder entitled to vote who has delivered notice to the attention of the Secretary, Legal

Department at the principal executive offices of VMware (containing certain information specified in the bylaws) (1) not less than 90 days nor more than 120 days prior to the anniversary date of the preceding year's Annual Meeting, or (2) if the Annual Meeting is called for a date more than 30 days before or after such anniversary date, not earlier than the close of business on 120 days prior to such Annual Meeting and not later than the close of business on the later of (a) 90 days prior to such Annual Meeting and (b) the tenth day following the date of public announcement of such meeting is first made by VMware. The bylaws also provide that no business may be brought before an annual meeting except as specified in the notice of the Annual Meeting or as otherwise brought before the Annual Meeting by or at the direction of the Board, the presiding officer or by a stockholder entitled to vote at such Annual Meeting who has delivered notice to the Secretary at the principal executive offices of VMware (containing certain information specified in our bylaws) within the periods prior to the meeting specified in the preceding sentence. In each case, stockholders must also comply with the procedural requirements in our bylaws.

Any holder of our Common Stock who wishes to bring a proposal or nominate a person for election to the Board at VMware's 2024 Annual Meeting must provide written notice of the proposal or nomination to the attention of VMware's Secretary, Legal Department, at our address specified above, on or after March 15, 2024 and no later than April 14, 2024.

In addition to satisfying the foregoing requirements under our bylaws, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

These requirements are separate from the requirements that a stockholder must meet in order to have a stockholder proposal included in VMware's proxy statement under Rule 14a-8 of the Exchange Act as described above. A copy of the full text of the bylaw provisions discussed above may be obtained from the Governance subsection of the Investor Relations page of our website at *ir.vmware.com*. Our bylaws are also on file with the SEC and are available through its website at *sec.gov*.

How does the pending Acquisition by Broadcom impact the Annual Meeting?

The Annual Meeting does not relate to the pending Acquisition, which was approved at a special meeting of stockholders held on November 4, 2022. Until the Acquisition is completed, VMware will continue to function as an independent public company and therefore we are filing this proxy statement and Proxy Notice in the ordinary course.

10-K REPORT

A copy of VMware's Annual Report on Form 10-K, including the financial statements and schedules thereto, required to be filed with the SEC for VMware's most recently completed fiscal year, may be found on the Investor Relations page of our website at *ir.vmware.com*. In addition, VMware will provide each beneficial owner of its securities with a copy of the Annual Report on Form 10-K without charge, upon the written request of any such person. Such requests should be sent to Investor Relations, VMware, Inc., 3401 Hillview Avenue, Palo Alto, California, 94304.

By order of the Board of Directors

AMY FLIEGELMAN OLLI
Executive Vice President, General Counsel and Secretary

Palo Alto, California
June 1, 2023

Proxy

RECONCILIATION OF GAAP TO NON-GAAP OPERATING MARGIN AND NON-GAAP OPERATING INCOME

For the Twelve Months Ended February 3, 2023
(amounts in millions)
(unaudited)

	GAAP	Stock-Based Compensation	Employer Payroll Taxes on Employee Stock Transactions	Intangible Amortization	Realignment Charges	Acquisition, Disposition and Other Items	Non-GAAP, as adjusted[(1)]
Operating expenses:							
Cost of license revenue	$ 154	(1)	—	(37)	—	—	$ 116
Cost of subscription and SaaS revenue	$ 788	(25)	—	(146)	—	(1)	$ 616
Cost of services revenue	$ 1,540	(106)	(1)	—	—	(17)	$ 1,416
Research and development	$ 3,317	(616)	(1)	(10)	—	(1)	$ 2,689
Sales and marketing	$ 4,391	(376)	(7)	(61)	—	(15)	$ 3,932
General and administrative	$ 1,130	(166)	(1)	—	—	(117)	$ 845
Realignment	$ 8	—	—	—	(8)	—	$ —
Operating income	$ 2,022	1,290	10	254	8	151	$ 3,736
Operating margin[(1)]	*15.1 %*	*9.7 %*	*0.1 %*	*1.9 %*	*0.1 %*	*1.1 %*	*28.0 %*

RECONCILIATION OF GAAP TO NON-GAAP OPERATING MARGIN AND NON-GAAP OPERATING INCOME

For the Twelve Months Ended January 28, 2022
(amounts in millions)
(unaudited)

	GAAP	Stock-Based Compensation	Employer Payroll Taxes on Employee Stock Transactions	Intangible Amortization	Realignment Charges	Acquisition, Disposition and Other Items	Non-GAAP, as adjusted[(1)]
Operating expenses:							
Cost of license revenue	$ 152	(1)	—	(39)	—	—	$ 112
Cost of subscription and SaaS revenue	$ 690	(21)	—	(171)	—	—	$ 498
Cost of services revenue	$ 1,429	(92)	(1)	—	—	—	$ 1,334
Research and development	$ 3,057	(528)	(2)	(8)	—	—	$ 2,519
Sales and marketing	$ 4,067	(302)	(7)	(85)	—	—	$ 3,676
General and administrative	$ 1,068	(131)	(1)	—	—	(142)	$ 794
Realignment	$ 1	—	—	—	(1)	—	$ —
Operating income	$ 2,387	1,075	11	303	1	142	$ 3,918
Operating margin[(1)]	*18.6 %*	*8.4 %*	*0.1 %*	*2.4 %*	*— %*	*1.1 %*	*30.5 %*

_____

[(1)] Totals may not sum, due to rounding. Operating margin is calculated based upon the respective underlying, non-rounded data.

About Non-GAAP Financial Measures

To provide investors and others with additional information regarding VMware's results, VMware has disclosed in this filing the following non-GAAP financial measures: FY22 and FY23 non-GAAP operating income and non-GAAP operating margin. VMware has provided a reconciliation of each non-GAAP financial measure used in this disclosure to the most directly comparable GAAP financial measure. These non-GAAP financial measures differ from GAAP in that they exclude stock-based compensation, employer payroll taxes on employee stock transactions, amortization of acquired intangible assets, realignment charges, and acquisition, disposition and other items, each as discussed below.

VMware's management uses these non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, for short- and long-term operating plans, to calculate bonus payments and to evaluate VMware's financial performance, the performance of its individual functional groups and the ability of operations to generate cash. Management believes these non-GAAP financial measures reflect VMware's ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in VMware's business, as they exclude charges and gains that are not reflective of ongoing operating results. Management also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating VMware's operating results and future prospects in the same manner as management and in comparing financial results across accounting periods and to those of peer companies.

Management believes these non-GAAP financial measures are useful to investors and others in assessing VMware's operating performance due to the following factors:

- *Stock-based compensation*. Stock-based compensation is generally fixed at the time the stock-based instrument is granted and amortized over a period of several years. Although stock-based compensation is an important aspect of the compensation of VMware's employees and executives, the expense for the fair value of the stock-based instruments VMware utilizes may bear little resemblance to the actual value realized upon the vesting or future exercise of the related stock-based awards. Management believes it is useful to exclude stock-based compensation in order to better understand the long-term performance of VMware's core business.

- *Employer payroll taxes on employee stock transactions*. The amount of employer payroll taxes on stock-based compensation is dependent on VMware's stock price and other factors that are beyond VMware's control and do not correlate to the operation of the business.

- *Amortization of acquired intangible assets*. A portion of the purchase price of VMware's acquisitions is generally allocated to intangible assets, such as intellectual property, and is subject to amortization. However, VMware does not acquire businesses on a predictable cycle. Additionally, the amount of an acquisition's purchase price allocated to intangible assets and the term of its related amortization can vary significantly and are unique to each acquisition. Therefore, VMware believes that the presentation of non-GAAP financial measures that adjust for the amortization of intangible assets provides investors and others with a consistent basis for comparison across accounting periods.

- *Realignment charges*. Realignment charges include workforce reductions, asset impairments, losses on asset disposals and costs to exit facilities. VMware's management believes it is useful to exclude these items, when significant, as they are not reflective of VMware's core business and operating results.

- *Acquisition, disposition and other items*. As VMware does not acquire or dispose of businesses on a predictable cycle and the terms of each transaction can vary significantly and are unique to each transaction, VMware believes it is useful to exclude acquisition, disposition and other items when looking for a consistent basis for comparison across accounting periods. These items include:

  – Direct costs of acquisitions and dispositions, such as transaction and advisory fees.

  – Costs associated with integrating acquired businesses.

  – Accruals for the portion of merger consideration payable in installments that may be paid in cash or VMware stock, at the option of VMware.

  – Gains or losses on investments in equity securities, whether realized or unrealized.

  – Charges recognized for non-recoverable strategic investments or gains recognized on the disposition of strategic investments.

  – Gains or losses on sale or disposal of distinct lines of business or product offerings, or transactions with features similar to discontinued operations, including recoveries or charges recognized to adjust the fair value of assets that qualify as "held for sale."

  – Certain costs incurred related to VMware's spin-off from its former parent company, Dell Technologies Inc., completed on November 1, 2021, such as legal and advisory fees.

  – Certain costs incurred related to VMware's pending acquisition by Broadcom Inc. ("**Broadcom**"), such as legal and advisory fees incurred to effect the acquisition and retention compensation incurred to preserve our business organization through the consummation of the merger. The acquisition is expected to occur in Broadcom's fiscal year 2023 and is subject to the receipt of regulatory approvals and other customary closing conditions.

The use of non-GAAP financial measures has certain limitations because they do not reflect all items of income and expense that affect VMware's operations. Specifically, in the case of stock-based compensation, if VMware did not pay out a portion of its compensation in the form of stock-based compensation and related employer payroll taxes, the cash salary expense included in operating expenses would be higher, which would affect VMware's cash position. VMware compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP and should not be considered measures of VMware's liquidity. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore comparability may be limited.

Management encourages investors and others to review VMware's financial information in its entirety and not rely on a single financial measure.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the fiscal year ended February 3, 2023

                                          OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the transition period from   to

Commission File Number 001-33622

VMWARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-3292913**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3401 Hillview Avenue	
Palo Alto, CA	**94304**
(Address of principal executive offices)	(Zip Code)

(650) 427-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock	**VMW**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

As of July 29, 2022, the aggregate market value of the registrant's Class A common stock held by non-affiliates of the registrant (based upon the closing sale price of such shares on the New York Stock Exchange on July 29, 2022 was approximately $24.5 billion. Shares of the registrant's Class A common stock held by each executive officer and director and by each entity or person, other than investment companies, that, to the registrant's knowledge, owned 5% or more of the registrant's outstanding Class A common stock as of July 29, 2022 have been excluded in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 21, 2023, the number of shares of Class A common stock, par value $0.01 per share, of the registrant outstanding was 428,483,378.

DOCUMENTS INCORPORATED BY REFERENCE

Information required in response to Part III of Form 10-K (Items 10, 11, 12, 13 and 14) is hereby incorporated by reference to portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held in 2023. The Proxy Statement will be filed by the registrant with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year ended February 3, 2023.

Form 10-K

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking statements and words such as "expect," "anticipate," "target," "goal," "project," "intent," "plan," "believe," "momentum," "seek," "estimate," "continue," "potential," "future," "endeavor," "will," "may," "should," "could," "depend," "predict," and variations or the negative expression of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this report include, but are not limited to, statements relating to expected industry trends and conditions; the expected timing and completion of the proposed transaction with Broadcom; future financial performance, trends or plans; anticipated impacts of developments in accounting rules and tax laws and rates; our expectations regarding the timing of tax payments and the impacts of changes in our corporate structure and alignment; plans for and anticipated benefits of VMware products, services and solutions and partner and alliance relationships; plans for, timing of and anticipated impacts and benefits of corporate transactions, capital-raising activities, acquisitions, stock repurchases and investment activities; the outcome or impact of pending litigation, claims or disputes; our ESG-related programs including the objectives of our 2030 Agenda and our programs to further diversity, equity and inclusion; the continuing impact of the COVID-19 pandemic on the global economy as well as any related effects on our business operations, financial performance, results of operations and stock price; our commercial relationship with Dell; our plans to repay our outstanding indebtedness; our commitment and ability to maintain an investment-grade credit rating; the sufficiency of our cash sources to fund our operations; and any statements of assumptions underlying any of the foregoing. These statements are based on current expectations about the industries in which VMware operates and the beliefs and assumptions of management. These forward-looking statements involve risks and uncertainties and the cautionary statements set forth above and those contained in the section of this report entitled "Risk Factors" identify important factors that could cause actual results to differ materially from those predicted in any such forward-looking statements. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof. We assume no obligation to and do not currently intend to, update these forward-looking statements.

Risk Factor Summary

VMware is subject to various risks as set forth in Part I, Item 1A of this Annual Report on Form 10-K, including:

Risks Related to Our Pending Acquisition by Broadcom

- The pendency of our acquisition by Broadcom may have an adverse effect on our business, results of operations, cash flows and financial position.

- Completion of the transaction is subject to the conditions contained in the Merger Agreement, including regulatory approvals, which may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that cannot be met, and if these conditions are not satisfied or waived, the transaction will not be completed.

- Lawsuits have been and may in the future be filed against us and our directors challenging the transaction, and an adverse ruling in any such lawsuit may delay or prevent the consummation of the transaction and result in substantial costs to us.

- The failure to complete the planned acquisition of us by Broadcom could have a material and adverse effect on our business, results of operations, financial condition, cash flows, and stock price.

Operation of Business and Strategic Risks

- A significant decrease in demand for our data center virtualization products would adversely affect our operating results.

- Our subscription and software-as-a-service ("SaaS") offerings, which constitute a growing portion of our business and our initiatives to extend our data center virtualization and container platforms into the public cloud, involve various risks.

- Our success depends upon our ability to adapt our business and pricing models to a subscription and SaaS model appropriately.

- We face intense competition.

- Our commercial relationship with Dell could adversely impact our business, stock price, market share and ability to build and maintain other strategic relationships.

- Our success depends increasingly on customer acceptance of our newer products and services.

- Competition for our highly skilled employees is intense and costly.

- The loss of key management personnel could harm our business.

- Our current research and development efforts may not produce significant revenue.

- Acquisitions and divestitures could materially harm our business and operating results.

- Disruptions to our distribution channels, including our various routes to market through Dell, could harm our business.

- The evolution of our business requires more complex go-to-market strategies.

- We may not be able to respond to rapid technological changes with new solutions and services offerings.

- We operate a global business that exposes us to additional risks.

- Russia's military actions in Ukraine have affected and may continue to affect our business.

- Our success depends on the interoperability of our products and services with those of other companies.

- Failure to effectively manage our product and service lifecycles could harm our business.

Financial Risks

- Our operating results may fluctuate significantly.

- Adverse economic conditions may harm our business.

- We have substantial indebtedness and may incur other debt in the future, which may adversely affect our financial condition and future financial results.

- We have potential tax liabilities as a result of our former controlling ownership by Dell, which could have an adverse effect on our operating results and financial condition.

Form 10-K

- Our operating results may be adversely impacted by exposure to additional tax liabilities and higher than expected tax rates.

Security Risks

- Cybersecurity breaches of our systems or the systems of our vendors, partners and suppliers could materially harm our business.

- Our products and services are highly technical and may contain or be subject to our own or suppliers' errors, defects or security vulnerabilities.

- Problems with our information systems could interfere with our business and could adversely impact our operations.

Legal and Compliance Risks

- We are involved in litigation, investigations and regulatory inquiries and proceedings that could negatively affect us.

- We may not be able to adequately protect our intellectual property rights.

- Actual or perceived non-compliance with privacy and data protection laws, regulations and standards could adversely impact our business.

- Our use of "open source" software in our products could negatively affect our ability to sell our products and subject us to litigation.

- If we fail to comply with government contracting regulations, our business could be adversely affected.

- Some of our directors have potential conflicts of interest with Dell.

Risks Related to Owning Our Class A Common Stock

- The MSD Stockholders and the SLP Stockholders have significant influence over us and their interests may conflict with our interests and the interests of our other stockholders.

- The price of our Class A common stock has fluctuated significantly in recent years and may fluctuate significantly in the future.

- Anti-takeover provisions in Delaware law and our charter documents could discourage takeover attempts.

- Our bylaws provide for an exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

General Risks

- We are exposed to foreign exchange risks.

- If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings.

- Changes in accounting principles and guidance could result in unfavorable accounting charges or effects.

- Natural disasters, catastrophic events or geo-political conditions could disrupt our business.

- Climate change may have a long-term negative impact on our business.

- Social and ethical issues, including our ability to make progress on our ESG goals and commitments, may result in reputational harm and liability.

ITEM 1.   BUSINESS

Overview

VMware, Inc. ("VMware" or the "Company") originally pioneered the development and application of virtualization technologies with x86 server-based computing, separating application software from the underlying hardware, and then evolved to become the private cloud and mobility management leader. Building upon that leadership, VMware is focused on becoming the multi-cloud leader. Information technology ("IT") driven innovation continues to disrupt markets and industries. Technologies emerge faster than organizations can absorb, creating increasingly complex environments. Organizations' IT departments and corporate divisions are working at an accelerated pace to harness new technologies, platforms and cloud models, ultimately guiding businesses and their product teams through a digital transformation. To take on these challenges, we are helping customers drive their multi-cloud strategy by providing the multi-cloud platform for all applications, enabling digital innovation and enterprise control.

Our multi-cloud portfolio, spanning application modernization, cloud management, cloud infrastructure, networking, security and anywhere workspaces, forms a flexible, consistent digital foundation on which customers can build, run, manage, connect and protect their mission-critical workloads.

We incorporated in Delaware in 1998 and were acquired by EMC Corporation ("EMC") in 2004. In August 2007, we conducted an initial public offering of our Class A common stock ("Class A Stock") but remained majority-owned by EMC, the sole stockholder of our Class B common stock ("Class B Stock"). In September 2016, Dell Technologies Inc. ("Dell") acquired EMC, and we became a majority-owned subsidiary of Dell. In November 2021, our spin-off from Dell was completed, each share of Class B Stock converted into one fully paid and non-assessable share of Class A Stock and we became a standalone company (the "Spin-Off"). In connection with the Spin-Off, we paid an $11.5 billion cash dividend, pro rata, to each of the holders of our Class A Stock and Class B Stock as of the close of business on October 29, 2021 (the "Special Dividend").

On May 26, 2022, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Broadcom Inc. ("Broadcom"). Under the terms of the Merger Agreement, each share of Class A Stock issued and outstanding immediately prior to the effective time of the transaction will be converted into the right to receive, at the election of the holder of such share of Class A Stock, and subject to proration in accordance with the Merger Agreement as described below: (i) $142.50 per share in cash, without interest, or (ii) 0.25200 shares of common stock, par value $0.001 per share, of Broadcom. The transaction, which is expected to be consummated in Broadcom's fiscal year 2023, was approved by VMware shareholders at a special meeting held on November 4, 2022 but remains subject to the receipt of regulatory approvals and other customary closing conditions. On February 17, 2023, in accordance with the Merger Agreement, the Company and Broadcom each delivered to the other a mutual notice to extend the Outside Date (as defined in the Merger Agreement) to May 26, 2023. If the Closing Effective Date (as defined in the Merger Agreement) has not occurred, similar three-month extensions could be noticed by either party (or mutually) five business days prior to each of May 26 and August 26, 2023. If the transaction is consummated, our Class A Stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended. Refer to Note A to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for more information.

Our fiscal year is the 52 or 53 weeks ending on the Friday nearest to January 31 of each year. We refer to our fiscal years ending February 3, 2023, January 28, 2022 and January 29, 2021 as "fiscal 2023," "fiscal 2022," and "fiscal 2021," respectively. Fiscal 2023 was a 53-week fiscal year, while fiscal 2022 and fiscal 2021 were each 52-week fiscal years.

Total revenue in fiscal 2023 increased 4% to $13.4 billion. Total revenue is comprised of license revenue of $2.8 billion, subscription and software-as-a-service ("SaaS") revenue of $4.0 billion and services revenue of $6.5 billion. As customers shift from our on-premises offerings to our subscription and SaaS offerings, license revenue and software maintenance revenue may be lower and subject to greater fluctuation in the future, resulting from a higher proportion of our sales occurring through our subscription and SaaS offerings.

Our corporate headquarters are located at 3401 Hillview Avenue, Palo Alto, California, and we have 114 offices worldwide.

Products and Technology Solutions

Our portfolio supports and addresses our customers' key priorities, including modernizing their applications, managing multi-cloud environments, accelerating their cloud journey, modernizing the network using commodity hardware, embracing zero-trust security and empowering anywhere workspaces. We enable digital transformation of customers' applications, infrastructure and operations for their constantly evolving business and employee needs.

Application Modernization

VMware Tanzu, a portfolio of products and services for modernizing applications and infrastructure, enables customers to deliver better software to production, continuously. The portfolio enables customers to build, run and manage modern applications on any cloud and simplifies the use of Kubernetes, an open source platform for orchestrating containers, in a multi-cloud environment. The modern or cloud-native applications allow businesses to bring new ideas to market faster and respond sooner to customer demands. Tanzu uses cloud-native patterns to build applications with microservices and application programming interfaces and uses Kubernetes to simplify how these applications are deployed, observed and managed across on-premises, public clouds and edge environments. Tanzu includes technologies acquired as part of our Pivotal, Bitnami, and Heptio acquisitions.

Key products within our Application Modernization portfolio include:

- *Tanzu Application Platform*—a modular, application-aware platform that provides a rich set of developer tooling and a prepared path to production to build and deploy software quickly and more securely on any compliant public cloud or on-premises Kubernetes cluster.

- *Tanzu Operations Platform*—a solution that simplifies operating Kubernetes environments for multi-cluster, multi-Kubernetes and multi-cloud deployment with policy-based management, automation and governance for clusters, service mesh, observability and teams across on-premises, public clouds and edge environments.

- *Tanzu Application Service*—a platform as a service that allows enterprises to accelerate cloud-native software development with managed access to native cloud services and portability to run across any cloud.

- *Tanzu Data Suite*—a family of data-driven solutions built to store, process and query critical data resources in real-time and at scale in the multi-cloud world.

- *Tanzu Labs*—a service that provides guidance and support to help customers modernize existing applications or build new, modern applications with agile development practices.

Cloud Management

Our cloud management products help customers manage multi-cloud environments running a range of workloads, including virtual machines and containers. VMware Aria offerings optimize cloud usage and costs; automate the deployment, management and migration of applications and data; improve cloud secure configurations and compliance; and monitor application and cloud infrastructure.

Key products within our VMware Aria portfolio include:

- *VMware Aria*—cloud management products, available as a service or as an on-premises offering, that are integrated together, delivering consistent operations from data centers to the cloud and to the edge, including:

  - *VMware Aria Automation (formerly vRealize Automation)*—a modern infrastructure automation platform enabling customers to accelerate their multi-cloud infrastructure transformations based on Development and IT operations ("DevOps"), open source and self-service automation.

  - *VMware Aria Automation for Secure Clouds (formerly CloudHealth SecureState)*—an intelligent multi-cloud security and compliance monitoring platform that helps organizations reduce risk and protect cloud resources.

  - *VMware Aria Cost Powered by CloudHealth*—a robust multi-cloud management platform that helps organizations optimize and control spend and improve cross-organizational collaboration.

  - *VMware Aria Operations (formerly vRealize Operations)*—an artificial intelligence-powered IT operations management platform that enables self-driving operations with unified application-to-infrastructure visibility, capacity and cost management, workload optimization and configuration, and compliance management to better optimize, plan and scale private-, hybrid- and multi-cloud environments.

  - *VMware Aria Operations for Applications (formerly Tanzu Observability by Wavefront)*—an enterprise-grade monitoring and observability platform with out-of-the-box integration with Tanzu that DevOps and Site Reliability Engineering teams use to troubleshoot and optimize the performance of their multi-cloud applications operating at massive, cloud-native scale.

  - *VMware Aria Operations for Logs (formerly vRealize Log Insight)*—a log analysis tool that manages data at scale with centralized log management, deep operational visibility and intelligent analytics for troubleshooting and auditing across private-, hybrid- and multi-cloud environments.

- *VMware Aria Operations for Networks (formerly vRealize Network Insight)*—a network monitoring tool that provides end-to-end network visibility to help customers monitor and build an optimized, highly available and more secure network infrastructure across clouds.

- *VMware Aria Suite (formerly vRealize Suite)*—a cloud management solution that combines the on-premises VMware Aria Automation, VMware Aria Operations and VMware Aria Operations for Logs products into a single cloud management platform offering with a single license.

- *VMware Aria Universal Suite (formerly vRealize Cloud Universal)*—a management suite that combines SaaS and on-premises VMware Aria products into a single cloud management offering with a single license, providing customers with a consistent hybrid and multi-cloud management experience across the disciplines of cost, performance, secure configuration and automation.

- *vCloud Suite*—an enterprise-grade cloud infrastructure and management solution that combines the on-premises VMware Aria Automation, VMware Aria Operations and VMware Aria Operations for Logs products with VMware vSphere.

Cloud Infrastructure

Our Cloud Infrastructure solutions include infrastructure products and services that enable customers to run enterprise applications anywhere with a consistent infrastructure and operating model from on-premises data centers to the cloud and to the edge.

Key products within our Cloud Infrastructure portfolio include:

- *vSphere*—our flagship data center infrastructure offering, utilizes our hypervisor software, which resides between the operating system and system hardware, to provide the fundamental compute layer for customer environments, enabling virtualization. vSphere now supports Data Processing Units ("DPUs") along with existing support for Central Processing Unit ("CPUs") and Graphics Processing Units ("GPUs") to help customers meet the throughput and latency needs of modern distributed workloads. Additionally, we continue to integrate vSphere and VMware Tanzu solutions to provide a simple way for vSphere customers around the world to get started with Kubernetes and to modernize their workloads running on vSphere.

- *vSAN* and *VxRail*—a cost-effective, holistic data storage and protection option for all applications running on vSphere. These products are applicable to hyperconverged infrastructure as well as traditional infrastructure solutions and enable customers to deploy on a broad range of hardware solutions. Our vSAN offering creates simple, shared storage designed for virtual machines. Featuring a next-generation storage platform optimized for modern hardware with hyperconverged infrastructure, our latest vSAN release features breakthrough performance and hyper-efficiency. VxRail is a hyperconverged infrastructure solution comprised of a fully integrated and pre-configured Dell EMC appliance powered by vSAN and vSphere software.

- *VMware Cloud Foundation*—a cloud platform that combines our vSphere, vSAN and NSX, or network virtualization, offerings with VMware Aria Cloud Management into an integrated stack that delivers developer-ready infrastructure for public and private clouds. VMware Cloud Foundation extends to multi-cloud through these main routes: VMware Cloud on AWS, VMware Cloud on other major hyperscalers, including Azure VMware Solution, Google Cloud VMware Engine, IBM Cloud for VMware Solutions, Oracle Cloud VMware Solution and Alibaba Cloud VMware Service and VMware Cloud providers.

  - *VMware Cloud on AWS*—an integrated hybrid cloud solution that extends on-premises vSphere environments to a VMware Software-Defined Data Center ("SDDC") running on Amazon Elastic Compute Cloud ("Amazon EC2"). Jointly engineered by VMware and Amazon Web Services ("AWS"), this on-demand service enables IT teams to seamlessly extend, migrate and manage their cloud-based resources with familiar VMware tools, minimizing the difficulty of learning new skills or utilizing new tools. VMware Cloud on AWS integrates VMware's flagship compute, storage and network virtualization products (vSphere, vSAN and NSX), along with vCenter Server management and optimizes them to run on dedicated, elastic, Amazon EC2 bare-metal infrastructure that is fully integrated with AWS Cloud. This service also provides integrated Kubernetes, disaster recovery, ransomware protection and microsegmentation. VMware, AWS and the AWS partner networks sell VMware Cloud on AWS, which is available in 22 global AWS regions, while VMware and our partner community deliver and support the service.

  - *VMware Cloud on other major hyperscalers*—includes Azure VMware Solution, an infrastructure-as-a-service private cloud offering built on VMware Cloud Foundation that runs on dedicated bare-metal servers in Azure regions. It is a service sold and supported by Microsoft, backed and cloud verified by VMware. VMware Cloud on other major hyperscalers also includes Google Cloud VMware Engine, an integrated first-

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party offering that is built, sold and supported directly by Google Cloud and delivers a fully managed VMware Cloud Foundation stack along with VMware HCX for cloud migration in a dedicated environment on Google Cloud.

- *VMware Cloud Providers*—a key component of our strategic priority to support multi-cloud, this global ecosystem of more than 4,500 cloud providers in over 130 countries provides VMware-based cloud services. VMware Cloud Provider offerings are directed at traditional hosting partners, regional cloud providers and local and global managed service providers. VMware Cloud Providers give organizations the flexibility of running applications in virtual machines, in containers or both on their own private clouds inside their data center and on public clouds by providing multi-cloud managed services. IBM was our first cloud provider partner to offer VMware Cloud Foundation as-a-service, enabling their customers to leverage our technologies on IBM Cloud in their worldwide cloud data centers.

- *VMware Sovereign Cloud Providers*—more than 30 VMware Cloud Providers offer services aligned to the VMware Sovereign Cloud Framework which deliver key sovereign capabilities that enable nations to ensure classified data is protected, compliant, and resident within and subject to the laws of their respective national territory, exempt from foreign jurisdictional control and managed by national citizens with relevant national security clearance.

We also offer VMware Cloud Universal, a flexible purchasing and consumption program that enables customers to purchase and apply credits to the deployment of VMware Cloud infrastructure services.

Additionally, for customers who want the benefit of cloud offerings but have on-premises infrastructure and workloads, our offerings such as vSphere+, vSAN+ and VMware Cloud Foundation+ provide a flexible subscription model combined with centralized cloud-based infrastructure management, integrated Kubernetes and access to hybrid cloud services.

Networking

We offer a complete portfolio of Layer 2-7 multi-cloud network virtualization and security solutions that deliver innovative software-based capabilities for switching, routing, firewalling, intrusion prevention and intrusion detection systems, network detection and response, load balancing, application security, service mesh and SD-WAN for enterprise and Telco environments. These networking solutions enable customers to connect and protect all workloads running on virtual machines, in containers, on bare metal and across data centers, multi-cloud environments and the distributed edge. Adoption of VMware networking solutions is driven by customers who are replacing legacy, hardware-centric network and security infrastructure, such as physical firewalls and load balancers and expensive dedicated wide-area network links.

Key products within our Networking portfolio include:

- *VMware NSX*—our network virtualization platform that abstracts physical networks to greatly simplify customers' provisioning and consumption of networking and security resources. NSX can be layered into any environment, integrates with many automation, security and container solutions and is a foundational part of our key offerings, such as VMware Cloud Foundation.

- *NSX Distributed and Gateway Firewalls*—a software-defined Layer 7 firewall that is purpose-built to help secure multi-cloud traffic across virtualized workloads. NSX Gateway Firewall is complementary to NSX Distributed Firewall and helps protect physical workloads and create secure zones. Both provide stateful firewalling with intrusion detection and prevention, sandboxing, network traffic analysis and network detection and response to provide complete visibility into applications and workload flows with policy automation that are linked to workload lifecycles.

- *NSX Network Detection and Response*—an artificial intelligence-based threat correlation and forensics engine, delivered as either standalone or integrated tightly within NSX, that helps network security and security operations teams efficiently detect malicious activity and block lateral movement of sophisticated threats.

- *NSX Advanced Load Balancer*—a platform that provides consistent, multi-cloud load balancing, web application firewall, bot management and insights across on-premises and multi-cloud environments.

- *Tanzu Service Mesh*—an enterprise-class service mesh solution that provides end-to-end operational visibility, control and security for distributed cloud-native applications, across end-users, applications and data, on any platform or cloud.

- *HCX*—an application mobility platform that simplifies application migration, workload rebalancing and business continuity across data centers and clouds.

Our offerings also include *VMware SASE,* a cloud-native platform that converges cloud networking and cloud security into a holistic solution. Regardless of the location of users, VMware SASE provides optimized and more secure access for applications at the edge, cloud, or traditional data center, managed via a single user interface. Organizations use VMware SASE to provide their users with more reliable, optimal and secure access to any application in on-premises, public cloud and edge environments. The VMware SASE platform includes VMware SD-WAN, which delivers high-performance, reliable and more secure access to cloud services, private data centers and SaaS-based enterprise applications for remote workers, via a soft client, and branch locations via physical and virtual devices; VMware Secure Access, a cloud-hosted solution that secures and optimizes corporate network and application access for remote and mobile users based on a Zero Trust Network Access framework; VMware Cloud Web Security, a cloud-hosted service that protects users and infrastructure accessing SaaS and Internet applications from evolving threats, offers visibility into and control over internet and SaaS application usage and enables compliance with administered security access rights; and Edge Network Intelligence, which uses artificial intelligence and machine learning technologies to simplify troubleshooting while also providing unique insights into the user experience. These services can be sold individually or together for the full VMware SASE solution.

Security

Today's modern, distributed enterprise requires security that is both built-in and built differently. Our architecture uniquely helps enable customers to see processes running in an endpoint, packets crossing the network, access points and the inner workings of both traditional and modern applications to identify and stop threats. VMware Carbon Black Cloud, a SaaS-delivered cloud native endpoint, workload and container protection platform, is at the center of the VMware security portfolio.

Key products within our Security portfolio include:

- *Carbon Black Endpoint*—an endpoint security solution that consolidates multiple endpoint security capabilities using one lightweight agent and cloud console to ease analysis of complex attacks, simplify the automation of detection and response workflows and identify attackers' changing behavior patterns to better detect, respond to and prevent emerging and continuing attacks. This endpoint protection platform includes next-generation antivirus, endpoint detection and response, managed detection and response, audit and remediation, and threat hunting and containment.

- *Carbon Black Workload*—a cloud workload protection solution that delivers advanced protection purpose-built for better securing modern workloads, reducing the attack surface and strengthening security postures. The solution combines prioritized vulnerability reporting and foundational workload hardening with prevention, detection and response capabilities to protect workloads running in virtualized private and hybrid cloud environments. VMware Carbon Black Workload is also tightly integrated with vSphere to provide built-in security that alleviates installation and management overhead and consolidates the collection or telemetry for multiple workload security use cases.

- *Carbon Black Container*—an enterprise-grade container security solution that enables container security to reduce risk, enhance visibility, maintain compliance and simplify security for Kubernetes environments, from development to production. VMware Carbon Black Container empowers cross-functional teams to secure the complete lifecycle of Kubernetes applications, detect and fix vulnerabilities and misconfigurations before production deployment, meet compliance standards and achieve simple, secure multi-cloud and hybrid cloud Kubernetes environments at scale.

Anywhere Workspace

VMware Anywhere Workspace is designed to deliver secure and seamless experiences for distributed workforces while reducing costs and operational overhead for organizations. Anywhere Workspace incorporates our Unified Endpoint Management ("UEM"), Virtual Desktops and Applications, Workspace Security, and Digital Employee Experience technologies into a single, seamless, and more secure experience for IT and employees. The Anywhere Workspace platform consists of:

- *Workspace ONE UEM*—a solution built to manage and help secure mobile devices, laptops and other devices across all major operating systems from a single management console and includes a suite of productivity applications that enable customers to more effectively manage and secure both corporate and personal devices.

- *Workspace ONE Access*—a cloud-first service that enables IT to provide employees with access to SaaS, web, and native mobile applications with multi-factor authentication, conditional access, and single sign-on.

- *Workspace ONE Intelligent Hub*—a digital workspace application available for any employee on any device that enables secure access to corporate applications and resources "from hire to retire," including single-sign-on access to any application from a unified catalog, while enabling IT to send informational and actionable notifications, provide customizable self-service actions and share VMware Knowledge Base articles and intranet access.

- *Horizon*—a platform that provides a streamlined approach to delivering, protecting and managing virtual desktops and applications from one digital workspace, while containing costs and allowing end users to work anytime, anywhere and across any device.

- *Workspace ONE Mobile Threat Defense*—a mobile endpoint protection solution integrated into Workspace ONE Intelligent Hub designed to protect devices from phishing as well as a wide range of application, device and rogue network originated threats, powered by Lookout, a leader in advanced mobile security.

- *Digital Employee Experience Management*—a cloud-first service empowering IT to measure, analyze and remediate end-user experience by providing an experience score (combining device, application user telemetry and employee sentiment surveys), machine-learning driven root cause analysis and pre-built integrations for automated remediation and collaboration.

Our expansive portfolio enables customers to deliver virtual desktops and applications to users in many ways, from customer-managed solutions that run on any on-premises or VMware Cloud certified environments, including VMware Cloud on AWS, Google Cloud VMware Engine, IBM Cloud, Oracle Cloud VMware Solution, Azure VMware Solution and more, to a fully managed Desktop-as-a-Service solution delivered natively from Microsoft Azure ("Azure").

Technology Alliances

We have more than 830 technology partners with whom we bring offerings to the marketplace and over 4,500 active cloud, hyperscaler and managed service provider partners. We classify our partners as follows:

Strategic Technology Vendors ("STVs")—we have established relationships with large technology partners, including AMD, Apple, Cisco, Fujitsu, Hitachi, HPE, IBM, Intel, Lenovo, NVIDIA and Samsung. These partnerships allow us to collaborate on joint product development and ensure interoperability and readiness of joint solution through certification, allowing VMware to provide its customers with options for technology solutions in the areas of multi-cloud and modern application.

Independent Software Vendors ("ISVs")—we partner with leading systems management, infrastructure software and application software vendors, including healthcare, telecom, finance and retail leaders, to deliver value-added solutions that interoperate with our products.

VMware Cloud Providers—we have established partnerships with more than 4,500 active cloud, hyperscaler and managed service providers, including Alibaba, AUCloud, Equinix, Google, IBM, Lumen, Microsoft, NTT, NxtGen, Oracle, OVH, Rackspace, Telefonica, Tietoevry and Vodafone, that support our multi-cloud strategy. These partners leverage our cloud technologies to host and deliver enterprise-class cloud services including managed services for enterprises to augment or extend their data centers to external clouds, while preserving security, compliance and quality of service.

In addition to our base of active partnerships with cloud providers, we have a strategic alliance with AWS to build and deliver an integrated hybrid offering, VMware Cloud on AWS, that enables customers to run applications across vSphere-based private, public and multi-cloud environments.

Our Technology Alliance Partner ("TAP") program facilitates collaborative solution creation and coordinated go-to-market activities for our ecosystem of more than 830 technology partners. Created exclusively for STV and ISV partners, the TAP program gives technology partners the ability to test, integrate and package application software, infrastructure and hardware products with our products and services offerings—on premises or in the cloud.

Our ISVs and other alliance partners, developers and additional VMware community members continue to distribute software applications as virtual appliances. We invest significant capital in testing and certifications of infrastructure to rigorously ensure our software is compatible with major hardware and software products.

Research and Development

We have made, and expect to continue to make, significant investments in research and development ("R&D"). We have assembled an experienced group of developers with expertise within application modernization, cloud management, cloud infrastructure, networking, security, anywhere workspaces, software-as-a-service, open source and edge solutions. We also have strong ties to leading academic institutions around the world, and we invest in joint research with academia.

We prioritize our product development efforts through a combination of engineering-driven innovation and customer- and market-driven feedback. Our R&D culture places a high value on innovation, quality and open collaboration with our partners. We currently participate in numerous open source communities, and our employees hold a variety of leadership positions within those open source communities.

We continue to invest in our key growth areas while also investing in areas that we expect to be significant growth drivers in future periods.

Sales and Marketing

Our go-to-market efforts include a direct sales force, including a specialized sales force for our key growth offerings, and our channel and cloud partners.

We have well-established, ongoing business relationships with our distributors. Our distributors purchase software licenses and software support from us for resale to end-user customers via resellers. These resellers are part of VMware Partner Connect, a program which offers resellers pricing incentives, rebates, sales and product enablement through the VMware Partner Connect web portal and access to the worldwide network of VMware distributors. In addition, our channel partner network includes certain systems integrators and resellers trained and certified to deliver consulting services and solutions leveraging our products. Our channel network also includes partners that host our products and deliver them as-a-service to customers.

We generally do not have long-term contracts or minimum-purchase commitments with our distributors, resellers, system vendors and systems integrators and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours.

End users can purchase the full breadth of our subscription, SaaS, license and services portfolio through discrete purchases or through enterprise agreements ("EAs"), both of which provide access to a range of flexible purchasing programs. EAs are sold to our direct customers and through channel partners and can include our license, multi-year maintenance and support, subscription and SaaS offerings. EAs enable us to build long-term relationships with our customers as they commit to our virtual infrastructure solutions. Our sales cycle varies depending on numerous factors, including the size and complexity of the proposed offering and a customer's infrastructure footprint.

In establishing list prices for our solutions, we take into account, among other numerous factors, the value our solutions deliver and the cost of alternative virtualization, end-user computing, hardware, cloud native and security solutions.

Our marketing efforts focus on communicating the benefits of our solutions and educating our customers and users, distributors, resellers, system vendors, systems integrators, the media and analysts about the advantages of our innovative offerings. We raise awareness of our company and brands, market our products and generate sales leads through VMware and industry events, public relations efforts, marketing materials, advertising, direct marketing, social media initiatives, free downloads and trials and our website. We have invested in multiple online communities that enable customers and partners to share and discuss sales and development resources, best practices implementation and industry trends among other topics. Our annual user and partner conference, VMware Explore (formerly VMworld) is a global event. We also offer management presentations, seminars and webinars on our solutions and services. We believe the combination of these activities strengthens our brand and enhances our leadership in the industries in which we compete.

In connection with the Spin-Off, we and Dell entered into the Commercial Framework Agreement to provide a framework under which we and Dell have continued our strategic commercial relationship, particularly with respect to projects mutually agreed as having the potential to accelerate the growth of an industry, product, service or platform that may provide a strategic market opportunity. The Commercial Framework Agreement has an initial term of five years, with automatic one-year renewals occurring annually thereafter, subject to certain terms and conditions. Bookings through Dell sales channels in aggregate comprise the largest route-to-market for our sales.

We also have strategic partnerships with AWS, Google, IBM and Microsoft to jointly provide the expertise, solutions and go-to-market capabilities to help our customers efficiently and more securely extend their proven software-defined solutions into public clouds, utilizing the tools and processes with which our customers are already familiar.

Our business and the sales of our products and services are subject to seasonality. For example, our fourth quarter sales are affected by a number of seasonal factors, including year-end spending trends, that impact the timing of renewals of our EAs and support and maintenance contracts.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price in contracts allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include unearned revenue, multi-year contracts with future installment payments and certain unfulfilled orders against accepted, non-cancellable customer contracts at the end of any given period.

As of February 3, 2023, the aggregate transaction price allocated to remaining performance obligations was $13.6 billion, of which approximately 54% is expected to be recognized as revenue over the next twelve months and the remainder thereafter.

As of January 28, 2022, the aggregate transaction price allocated to remaining performance obligations was $12.0 billion, of which approximately 57% was expected to be recognized as revenue during fiscal 2023 and the remainder thereafter.

Remaining performance obligations did not include customer prepayments received for contracts that include certain cancellation rights, such as termination for convenience, which were included in customer deposits on the consolidated balance sheets and were $681 million as of February 3, 2023.

Backlog

Backlog is comprised of unfulfilled purchase orders or unfulfilled executed agreements at the end of a given period and is net of related estimated rebates and marketing development funds. Backlog consists of licenses, subscription and SaaS and services. As of February 3, 2023, our total backlog was $72 million, substantially all of which consisted of orders received on the last day of the quarter that were not shipped or provisioned to customers, and orders held due to our export control process. Backlog related to license was not material as of February 3, 2023. Backlog excluded from the remaining performance obligations because such contracts are subject to cancellation until the performance obligation is fulfilled was not material as of February 3, 2023.

As of January 28, 2022, our total backlog was $88 million and our backlog related to licenses was $14 million. For our backlog related to licenses, we generally expect to deliver and recognize revenue during the following quarter. Backlog totaling $36 million as of January 28, 2022 was excluded from the remaining performance obligations because such contracts are subject to cancellation until the performance obligation is fulfilled.

The amount and composition of backlog will fluctuate period to period. We do not believe the amount of backlog is indicative of future sales or revenue or that the mix of backlog at the end of any given period correlates with actual sales performance of a particular geography or particular products or services.

Customers

Our product offerings allow customers to manage IT resources across private clouds and complex multi-cloud, multi-device environments. Customer deployments range in size from a single virtualized server for small businesses to thousands of virtual machines and managed devices for our largest enterprise customers.

During fiscal 2023, revenue from Dell, including purchases of products and services directly from us, as well as through our channel partners, accounted for 38% of our consolidated revenue. These purchases included Dell selling joint solutions as an original equipment manufacturer ("OEM"), which accounted for 14% of total revenue from Dell, or 5% of our consolidated revenue. The remaining revenue from Dell consisted of Dell acting as a distributor to other non-Dell resellers, reselling products and services as a reseller or purchasing products and services for its own internal use. On certain transactions, Dell Financial Services ("DFS") also provided financing to our end users at our end users' discretion.

Other than Dell, none of our distributors accounted for more than 10% of our consolidated revenue during fiscal 2023. Our distribution agreements are typically terminable at will by either party upon 30 to 90 days prior written notice to the other party and neither party has any obligation to purchase or sell any products under the agreement.

Competition

We face intense competition across all markets for our products and services. We believe that the key factors in our ability to successfully compete include the level of reliability, interoperability and new functionality of our product and service offerings; the ability of our product offerings to support multiple hardware platforms, operating systems, applications frameworks and public cloud platforms; our ability to anticipate customer needs in rapidly evolving markets for IT resources; the pricing of our product and service offerings; the ability to integrate open source technologies that are critical in private and public cloud computing architectures; the ability to attract and retain key employees; and the ability to maintain and expand our ecosystem of technology partners, service providers and sales channel partners. While we believe that we are a technology leader in virtualization and cloud infrastructure solutions and have a strong, favorable image with our customers, many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Additionally, the adoption of public and distributed cloud, micro-services, containers and open source technologies have the potential to erode our profitability.

We face competition from, among others:

Providers of public cloud infrastructure and SaaS-based multi-cloud offerings. As businesses increasingly utilize public cloud and SaaS-based offerings, they are building more of their new compute workloads, and may also shift some of their existing workloads, off-premises. A significant percentage of new application development is happening in the public cloud, with providers such as AWS, Azure or Google Cloud, or in a distributed fashion, and these new applications are often deployed on public cloud or multi-cloud infrastructure. As a result, the demand for on-premises IT resources is expected to slow, and our products and services will need to increasingly compete for customers' IT workloads with off-premises public cloud and SaaS-based multi-cloud offerings, such as those offered by Datadog in monitoring and IT telemetry and ServiceNow in the automation space. If we fail to address evolving customer priorities or requirements, the demand for VMware's products and services may decline, and we could experience slower than expected or no growth. Additionally, VMware Cloud Provider Program ("VCPP") offerings from our partners may compete directly with infrastructure-as-a-service ("IaaS") offerings from various public cloud providers, which are increasingly integrated with on-premises solutions. Although we have formed alliances with various public cloud providers to create hybrid and multi-cloud offerings, we continue to face intense competition from these public cloud providers. In fiscal 2018, we entered into a strategic alliance with AWS to deliver a vSphere-based cloud service, VMware Cloud on AWS, running in AWS data centers available in certain geographies. In fiscal 2019, we extended our collaboration with AWS to include VMware Cloud on AWS Outposts to deliver VMware Cloud on AWS as a fully managed experience to virtually any datacenter, co-location space or on-premises facility. In fiscal 2020, we also announced partnerships with Microsoft (Azure VMware Solution by CloudSimple), Google (Google Cloud VMware Engine), and Oracle (Oracle Cloud VMware Solution) under the framework of our VCPP that enable customers to run native VMware-based workloads on each of Azure, Google Cloud, and Oracle Cloud. Our partnerships with AWS and other public cloud providers may be seen as competitive with each other and with other VCPP partners, while some partners may elect to include solutions such as VMware Cloud on AWS as part of their managed services provider offerings. In addition, many of these public cloud providers, including AWS and Microsoft, are delivering hybrid cloud hardware solutions with integrated software, such as distributed cloud management, which may be based on specialized technologies sometimes called SmartNICs (smart network interface cards), DPUs or infrastructure processing units ("IPUs"). These specialized technologies can take on an array of compute, storage, security and networking functions, enabling greater cloud efficiency and performance gains, as well as security benefits, namely in the form of CPU hardware isolation, that may undergird hybrid cloud offerings like AWS Outposts. Public cloud infrastructure providers have also developed offerings based on servers using Arm CPUs to reduce energy costs, such as AWS Graviton, announced in 2018. To the extent customers and partners, including service providers, choose to adopt co-processor or non-x86-based models to operate native or hybrid cloud environments, demand for VMware's on-premises, hybrid and multi-cloud products and our operating results could be materially adversely affected.

Providers of application modernization and open source developer platform services. Many public cloud infrastructure and multi-cloud SaaS competitors also offer standalone or embedded application development, or Platform-as-a-Service ("PaaS"), services. With respect to AWS, Azure and Google Cloud, PaaS services are often bundled with consumption-based IaaS offerings. These IaaS providers and other developer solution partners, such as Red Hat, a subsidiary of IBM, and HashiCorp, offer tools and services based on containers and development, security and operations ("DevSecOps") or "shift-left" practices. These providers may offer services, such as application security testing, application performance monitoring and automation, earlier in the application lifecycle or during development, in addition to during production. While VMware offers Tanzu Observability, which directly competes in this space, competitor DevSecOps offerings may reduce the demand for or put pricing pressure on traditional VMware management and automation product offerings, which are often deployed for production use cases. Open source technologies for containerization and cloud platforms, such as Xen, KVM, Docker, rkt, OpenShift, Mesos, Kubernetes and OpenStack, and other open source software-based products, solutions and services may reduce the demand for our solutions, put pricing pressure on our offerings and enable competing vendors to leverage open source technologies to compete directly with us. New platform technologies and standards based on open source software are consistently being developed and can gain popularity quickly. Improvements in open source software could cause customers to replace software purchased from us with open source software. In step with these trends, we deliver a comprehensive container, Kubernetes and Cloud Native Application technologies portfolio with VMware Tanzu and have increased our level of commitment to open source projects and communities, such as the Cloud Native Computing Foundation, that are designed to increase the rate at which customers adopt micro-services architectures. The adoption of distributed micro-service application architectures, and their alignment with container technologies, represents an emerging area of competition. As we continue to invest in these areas, we will experience increasing competitive overlap with other cloud native vendors, such as Red Hat, and the large providers of public cloud infrastructure and developer services. Such competitive pressure or the availability of new open source software may cause us to experience reduced sales, increased pricing pressure, increased sales and marketing expenses and reduced operating margins, any one of which may adversely affect our operating results.

Providers of enterprise security offerings. With our acquisition of Carbon Black Inc. ("Carbon Black") in 2019, we launched a new set of enterprise security solutions that includes the Carbon Black endpoint security platform and the intrinsic security elements of our existing NSX virtual networking, Workspace ONE end user and our compute offerings. The cybersecurity market is large, highly competitive, fragmented and subject to rapidly evolving technology, shifting customer needs and frequent introductions of new solutions. Competitors in the end point security space range from established solution providers such as Microsoft and Trend Micro to next-generation endpoint security providers such as CrowdStrike and SentinelOne. While we believe that the intrinsic security elements in our existing offerings coupled with our Carbon Black endpoint security offerings and new combined offerings we expect to develop and introduce in the future will enable us to provide an integrated security offering with significant advantages over our competitors' current offerings, our ability to gain traction and market share as a new entrant into this well-established market segment is uncertain. Additionally, new trends, such as Extended Threat Detection ("XDR"), Secure Access Service Edge ("SASE") and Zero Trust Network Access, represent the coalescence of formerly distinct markets, such as identity management, secure web gateway, SD-WAN, network firewall and cloud access security brokers. These new trends may bring existing partners, such as Fortinet, Zscaler and Okta into a more competitive position with our Carbon Black, VeloCloud and other distributed network security offerings. If we are unable to successfully adapt our product and service offerings to meet these opportunities and rapidly evolving trends our operating results could be adversely affected.

Large, diversified enterprise software and hardware companies. These competitors supply a wide variety of products and services to, and have well-established relationships with, our current and prospective end users. For example, small- to medium-sized businesses and companies in emerging markets that are evaluating the adoption of virtualization-based technologies and solutions may be inclined to consider Microsoft solutions because of their existing use of Windows and Office products. Some of these competitors have in the past and may in the future take advantage of their existing relationships to engage in business practices that make our products and services less attractive or more expensive to our end users. For example, in 2019, Microsoft modified its on-premises licensing terms to require end users who wish to deploy Microsoft software on certain dedicated hosted cloud services other than Microsoft's Azure cloud service, including VMware Cloud on AWS, to purchase additional rights from Microsoft. Other competitors have limited or denied support for their applications running in VMware virtualization environments. In addition, these competitors could integrate competitive capabilities into their existing products and services and make them available without additional charge. For example, Oracle provides free server virtualization software intended to support Oracle and non-Oracle applications, Microsoft offers its own server, network and storage virtualization software packaged with its Windows Server product as well as built-in virtualization in the client version of Windows and Cisco includes network virtualization technology in many of its data center networking platforms. As a result, existing and prospective VMware customers may elect to use products that are perceived to be "free" or "very low cost" instead of purchasing VMware products and services for certain applications where they do not believe that more advanced and robust capabilities are required.

Other industry alliances. Many of our competitors have entered into or extended partnerships or other strategic relationships to offer more comprehensive virtualization and cloud computing solutions than they individually had offered. We expect these trends to continue as companies attempt to strengthen or maintain their positions in the evolving virtualization infrastructure and enterprise IT solutions industry. For example, Google Cloud is a member of the CrowdXDR Alliance, a CrowdStrike initiative competitive with VMware security offerings that also includes other VMware partners such as Zscaler. Many public cloud infrastructure providers have also entered into strategic partnerships with mobile telecommunications network providers (such as AWS with Verizon and Microsoft Azure with AT&T) to jointly embed distributed cloud infrastructure and management tools into 5G mobile networks as applications are increasingly deployed closer to end users at the "edge." These alliances may result in more compelling product and service offerings than those we offer.

Our partners and members of our developer and technology partner ecosystem. We face competition from our partners. For example, third parties currently selling our products and services could build and market their own competing products and services or market competing products and services of other vendors. Additionally, as formerly distinct sectors of enterprise IT, such as software-based virtualization and hardware-based server, networking and storage solutions, converge, we also increasingly compete with companies who are members of our developer and technology partner ecosystem. For example, in 2019, one of our important partners and customers, IBM, acquired Red Hat, one of our competitors in the cloud native applications space. In 2020, Nvidia acquired Mellanox, a SmartNIC provider, and, similarly, in 2022, AMD acquired Xilinx, an field-programmable gate array ("FPGA") provider, and Pensando, a DPU provider, giving Nvidia and AMD the potential to offer offloaded, FAC-embedded competitive virtualization, storage, security and networking software to enterprise customers for their on-premises environments. In 2022, Intel formed a partnership with Google Cloud to develop public cloud instances using Intel IPUs, and each of Microsoft Azure and Google Cloud announced agreements with Ampere, an Arm-based CPU provider. Consequently, when such convergences occur, we may find it more difficult to continue to collaborate productively on other projects with these partners, and the advantages we derive from our ecosystem could diminish.

These various forms of competition could result in increased pricing pressure and sales and marketing expenses, thereby materially reducing our operating margins, and could also prevent our new products and services from gaining market acceptance, thereby harming our ability to increase, or causing us to lose, market share.

Intellectual Property

As of February 3, 2023, over 5,800 patents of varying duration issued by the U.S. Patent and Trademark Office have been granted or assigned to us. We also have been granted or assigned patents from other countries. These patents cover various aspects of our server virtualization and other technologies. We also have numerous pending U.S. provisional and non-provisional patent applications, and numerous pending international patent applications, that are specific to other aspects of our virtualization and other technologies.

We have federal trademark registrations in the U.S. for "VMWARE," "VSPHERE," "VCLOUD," "VMOTION," "HORIZON," "AIRWATCH," "VREALIZE," "WORKSPACE ONE," "ESX," "VMWARE NSX," "TANZU," "VMWARE

EXPLORE," "CARBON BLACK," and "PIVOTAL" and numerous other trademarks. We also have trademarks registered in several foreign countries.

We rely on a combination of patent, trademark, copyright and trade secret laws in the U.S. and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brand.

We enforce our intellectual property rights in the U.S. and several foreign countries. Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the U.S. patent filings are intended to provide the holder with a right to exclude others from making, using, offering to sell, selling or importing into the U.S. products covered by the claims of granted patents.

Our granted U.S. patents, and any future patents (to the extent they are issued), may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of our patents and the other steps we have taken to protect our intellectual property cannot be predicted with certainty.

Environmental, Social and Governance ("ESG")

At VMware, we believe technology can have a positive impact on society and the planet. We operationalize ESG throughout our organization and believe there is an opportunity for VMware to support customers throughout their own ESG journeys. VMware's 2030 Agenda represents our ESG strategy focused on driving sustainability, equity and trust by providing:

- Sustainable digital infrastructure supporting the transition to net zero carbon emissions and decarbonization for our customers, supply chain and operations.

- Equitable, unbiased and inclusive access to opportunities for all by enabling people to work where and how they want to work.

- Trusted commitments to data privacy, security, ethics and transparent business practices.

Additional information about our 2030 Agenda and ESG programs can be found in VMware's annual ESG Report on our website. Information on our website is not deemed to be incorporated by reference into this filing on Form 10-K.

Environmental Sustainability

We are committed to creating products and services that support our customers in reducing the environmental impact of their digital infrastructure. The VMware Zero Carbon Committed program, which launched in fiscal 2022, helps VMware customers reduce the environmental impact of their digital infrastructure by connecting them with VMware Cloud Provider partners who are committed to achieving 100% renewable energy-powered data centers or carbon neutrality by 2030.

We are also committed to achieving net zero carbon emissions for our operations and supply chain by 2030. During fiscal 2023, we continued to make progress towards validated, science-based targets, including by operating in accordance with the CarbonNeutral Protocol and the RE100's technical guidance for procuring 100% renewable energy in our operations. Further, through our VMware Responsible Sourcing program, we helped drive sustainability, diversity and accessibility across our supply chain.

Our ESG performance was recognized by being included in the Dow Jones Sustainability Indices for the third consecutive year. Our recent environmental sustainability achievements include being named to the Carbon Disclosure Project ("CDP") 2022 Climate Change A-List, Corporate Knights Global 100 2023, S&P Sustainability Yearbook 2023 and receiving an EcoVadis Silver Sustainability rating.

Human Capital

General Demographics

As of February 3, 2023, we employed approximately 38,300 employees located in 59 countries, approximately 15,000 of whom work in the U.S.

We use contractors from time to time for temporary assignments and in locations in which we do not currently have operating subsidiaries or branches. In the event that these contractor resources were not available, we do not believe that this would have a material adverse effect on our operations. We consider current employee relations to be good.

Wellbeing and Culture

The VMware culture is based on a set of shared values best expressed through the acronym EPIC2, which stands for Execution, Passion, Integrity, Customers and Community. Each year, we honor extraordinary employees through our EPIC2 Achievement Awards program. Individuals are recognized for their ability to regularly go above and beyond the Company's high standards. We have quarterly EPIC2 days off and an EPIC2 shutdown at the end of the year, which enable our people to focus on their wellbeing and rejuvenate.

During fiscal 2023, we continued our programs initiated in response to the COVID-19 pandemic in order to address the safety of our employees while continuing to support the business continuity needs of our customers and partners. We enabled employees to choose to work in the office or remotely, consistent with local health regulations and operational requirements. We continued to implement flexible work and customer outreach experiences that allow our teams to remain connected with each other and with our customers while maintaining and enhancing productivity, operational excellence and innovation. We continued additional benefits to employees including a wellbeing allowance, a home equipment allowance for all new employees, coverage of COVID-19 testing and treatment, as well as additional personal paid time-off days.

Distributed Work

During fiscal 2023, we continued to invest in our dynamic, global workforce of the future, empowering our people to work from any location, consistent with business requirements, and enabling them to continue to deliver innovative solutions and operational excellence for our customers worldwide. We believe our approach to employee choice and flexibility has enabled the Company to successfully compete to hire and retain skilled and talented team members from many new locations globally and contributes to meeting our diversity, equity and inclusion goals. As our employees demonstrated throughout the pandemic, work location does not dictate success. The choice and flexibility that forms the cornerstones of our distributed workforce model mirrors the choice and flexibility we provide to our customers when choosing their digital infrastructure.

Learning and Development

At VMware, a continuous learning mindset is core to who we are as an enterprise software business. Our culture of innovation is fueled by people with a genuine curiosity for ongoing development. We offer a robust series of programs and trainings to help employees—who are already extremely skilled—engage in lifelong learning that renews and expands their potential. VMware offers many learning and development initiatives geared toward enabling specific audiences to explore the potential in themselves and others as we compete to attract and maintain talent. These include, among others, a new Leadership Development Initiative, aimed at helping Senior Directors explore executive management, as well as our Take 1 program, which supports employees with tuition reimbursement for college or a continuous learning course or conference of their choosing. We also offer our management curriculum, leadership forums and technical and sales skills development with a strong experiential learning component.

Diversity, Equity and Inclusion ("DEI")

DEI is a business priority at VMware. Our DEI initiative, VMinclusion, is a business-led effort to attract, develop and retain the multinational, multicultural talent critical to our globally connected business. We are committed to creating a flexible, inclusive environment where everyone is respected and has equal opportunity to succeed. Specifically, we are focused on driving a culture that is inclusive of all forms of diversity: from demographic factors such as race, ethnicity, national origin, gender identity, sexual orientation, disability and veteran status to other critical factors such as function, office location, personality, age and life experience. During fiscal 2023, we included the achievement of our company-wide DEI goals as a component of funding for all bonus-eligible employees. We continued to expand our programs and monitor the impact of our practices on the hiring and retention of talent from underrepresented communities, including women, people with disabilities, veterans and those that self-identify as being part of LGBTQ+ communities.

Our DEI achievements continue to be recognized. We were ranked second overall on the Forbes 2022 The Best Employers for Diversity, recognized by the 2022 Human Rights Campaign Foundation Best Places to Work for LGBTQ Equality and recognized as a 2022 DEI Best Places to Work for Disability Inclusion.

As of the end of fiscal 2023, women represented 30% of our global employees and underrepresented minorities represented 13% of our U.S. employees. Underrepresented minorities at VMware includes U.S.-based persons who self-identify by race or ethnicity as African American or Black, American Indian or Alaska Native, Hispanic or Latino, Native Hawaiian or Pacific Islander.

We are committed to equitable compensation. We know that leveraging the power of human difference starts with equal pay for equal work. We continually analyze compensation globally, accounting for multiple factors that influence pay such as job, grade, tenure, time in job, geographic location and performance. Our most recent data analysis as of September 2022 shows that at VMware, women, in the aggregate and as adjusted for the preceding listed factors, earn 99% of their male counterparts' target cash compensation globally, and underrepresented minorities earn 100% of their white counterparts in the U.S.

Compensation and Benefits

We tailor our compensation programs including base pay strategy, variable compensation programs and health, wellbeing and retirement programs to meet the needs of our employees. Equity awards are a key compensation component that enables us to recruit and retain top talent. The Compensation Committee of our Board of Directors oversees the utilization of stock-based compensation to appropriately balance competitive needs against the dilutive impact on our stockholders. These components of total compensation are part of a broader framework of employee recognition, as well as our strategy to reinforce VMware's culture and to attract, develop and retain a talented and diverse workforce.

Trust

VMware is committed to building and protecting trust through responsible governance and transparent business practices. We focus on data privacy and security, both within our own operations and the products we provide to customers. Refer to "Products and Technology Solutions" section above for more information on VMware's security portfolio.

Oversight and Accountability of ESG

To promote long-term stakeholder value creation and to ensure accountability, we have an ESG governance structure comprised of senior leadership, including senior functional and business leaders (the "ESG Leadership Council"), and executive sponsors, including our Chief Executive, Financial, People and Technology Officers, President and General Counsel (the "ESG Executive Sponsors"), to guide strategy, measure performance and engage with our Board of Directors on ESG matters. The Nominating, Governance and Related Persons Transactions Committee of our Board of Directors meets with our ESG Executive Sponsors at least three times per year to review ESG objectives and their integration into VMware's strategic objectives and to maintain oversight of progress against the goals set in our 2030 Agenda.

Reporting on ESG

As disclosure expectations and regulatory environments evolve in the jurisdictions around the world in which we operate, we continue to work to align our ESG reporting with emerging ESG disclosure and accounting standards. In fiscal 2023, we continued to be informed by concepts from the Financial Stability Board's Taskforce for Climate-Related Financial Disclosures ("TCFD") framework as we further developed our climate change risk assessment, including potential impacts on our global operations. In addition to TCFD, VMware's ESG self-assessments and goals are informed by ESG reporting frameworks including the Sustainability Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI"), United Nations Sustainable Development Goals ("SDGs") and the Principles of the United Nations Global Compact.

VMware has been recognized as a responsible company by being named for the sixth consecutive year to America's Most Just Companies 2023 by JUST Capital, as well as being ranked in America's Most Trustworthy Companies 2022 by Newsweek.

Available Information

Our website is located at vmware.com and our investor relations website is located at ir.vmware.com. Our goal is to maintain the investor relations website as a portal through which investors can easily find or navigate to pertinent information about us, all of which is made available free of charge, including:

- our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the Securities and Exchange Commission ("SEC");

- announcements of investor conferences, speeches and events at which our executives discuss our products, services and competitive strategies;

- webcasts of our earnings calls and links to webcasts of investor conferences at which our executives appear (archives of these events are also available for a limited time);

- additional information on financial metrics, including reconciliations of non-GAAP financial measures discussed in our presentations to the nearest comparable GAAP measure;

- press releases on quarterly earnings, product and service announcements, legal developments and international news;

- corporate governance information including our certificate of incorporation, bylaws, corporate governance guidelines, board committee charters, business conduct guidelines (which constitutes our code of business conduct and ethics) and other governance-related policies;

- ESG information;

- other news, blogs and announcements that we may post from time to time that investors might find useful or interesting; and

- opportunities to sign up for email alerts and RSS feeds to have information pushed in real time.

The information found on our website is not part of, and is not incorporated by reference into, this or any other report we file with, or furnish to, the SEC. The SEC also maintains a website at sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The names of our executive officers and their ages as of March 21, 2023, are as follows:

Name	Age	Position(s)
Rangarajan (Raghu) Raghuram	60	Chief Executive Officer
Zane Rowe	52	Chief Financial Officer and Executive Vice President
Sumit Dhawan	48	President
Jean-Pierre Brulard	64	Executive Vice President, Worldwide Sales
Amy Fliegelman Olli	59	Executive Vice President, General Counsel and Secretary

Rangarajan (Raghu) Raghuram has served as VMware's Chief Executive Officer and a director of VMware since June 2021. Prior to that Mr. Raghuram served as VMware's Chief Operating Officer, Products and Cloud Services since October 2016, guiding VMware's cloud and SaaS transformation efforts. Prior to that he served as Executive Vice President, Software-Defined Data Center division from February 2014 to October 2016 and Executive Vice President, Cloud Infrastructure and Management from April 2012 to February 2014. Mr. Raghuram joined VMware in 2003 and has held multiple product management and marketing roles. Mr. Raghuram served as Senior Vice President and General Manager, Cloud Infrastructure and Management, Virtualization and Cloud Platforms and Enterprise Products, from December 2009 through March 2012. Mr. Raghuram previously served as Vice President of VMware's Server business unit and of Product and Solutions Marketing through December 2009. Prior to VMware, Mr. Raghuram held product management and marketing roles at Netscape Communications Corporation and Bang Networks, Inc.

Zane Rowe has served as VMware's Chief Financial Officer and Executive Vice President since March 2016. Mr. Rowe also served as VMware's interim Chief Executive Officer from February 2021 through May 2021. Prior to joining VMware, he was EMC's Executive Vice President and Chief Financial Officer from October 2014 until February 2016. Prior to joining EMC, Mr. Rowe was Vice President of North American Sales of Apple Inc., a technology company that designs, develops and sells consumer electronics, computer software, online services and personal computers, from May 2012 until May 2014. He was Executive Vice President and Chief Financial Officer of United Continental Holdings, Inc., an airline holdings company, from October 2010 until April 2012 and was Executive Vice President and Chief Financial Officer of Continental Airlines from August 2008 to September 2010. Mr. Rowe joined Continental Airlines in 1993. Mr. Rowe currently serves on the board of Sabre Corporation.

Sumit Dhawan has served as VMware's President since June 2021. Prior to that Mr. Dhawan served as VMware's Chief Customer Experience Officer since February 2020. From May 2018 until February 2020, Mr. Dhawan served as CEO of Instart (formerly Instart Logic), a multinational cloud company focused on web and mobile application delivery, customer experience and security for enterprise customers. Mr. Dhawan initially joined VMware in 2013 and served in various roles with VMware' End User Computing group, including as Senior Vice President and General Manager of VMware's End User Computing group from November 2016 through May 2018.

Jean-Pierre Brulard has served as VMware's Executive Vice President, Worldwide Sales since February 2020. Mr. Brulard previously served as VMware's Senior Vice President and General Manager, EMEA from April 2015 to January 2020 and as Vice President, EMEA, Southern Region from April 2009 to April 2015. Prior to joining VMware, Mr. Brulard served in senior management positions of increasing responsibility for Business Objects, an enterprise software company, for seven years, most recently as its Senior Vice President and General Manager, EMEA.

Amy Fliegelman Olli has served as VMware's Executive Vice President, General Counsel and Secretary since December 2020. She joined VMware as Senior Vice President and General Counsel in August 2017 and was appointed as Secretary in October 2017. Prior to joining VMware, Ms. Fliegelman Olli served as Senior Vice President and General Counsel of Avaya, Inc., a provider of contact center, unified communications and networking products, from June 2014 through August 2017. Previously, she was the General Counsel of CA, Inc., a provider of software solutions, from September 2006 to June 2014 where her responsibilities covered all legal, governance, compliance, internal audit, security, risk management and controls matters. Ms. Fliegelman Olli also spent 18 years with IBM Corporation, ultimately serving as Vice President and General Counsel for the Americas and Europe.

ITEM 1A.   RISK FACTORS

The risk factors that appear below could materially affect our business, financial condition and operating results. The risks and uncertainties described below are not the only risks and uncertainties we face. Our business is also subject to general risks and uncertainties that affect many other companies.

Risks Related to Our Pending Acquisition by Broadcom

The pendency of our acquisition by Broadcom may have an adverse effect on our business, results of operations, cash flows and financial position.

On May 26, 2022, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Broadcom Inc. ("Broadcom"), pursuant to which Broadcom agreed to acquire us subject to the terms and conditions set forth therein. Our pending acquisition by Broadcom may have an adverse effect on our operating results in the near term if our customers delay, defer, or cancel purchases pending completion of the transaction. In addition, the pendency of the transaction may cause reluctance by customers to begin or continue to do business with us due to potential uncertainty about the direction of our products and solutions following consummation of the transaction.

We are subject to additional risks in connection with the pendency of the proposed transaction, including:

- Parties with which we do business may be uncertain as to the effects the transaction may have on them, including with respect to current or future business relationships with us, and these relationships may be subject to disruption as channel partners, customers, suppliers and other persons with whom we have a business relationship may delay or defer certain business decisions or might decide to terminate, change or renegotiate their relationships with us, as applicable, or consider entering into business relationships with parties other than us. The risk, and adverse effect, of any disruption could be exacerbated by a delay in the consummation of the transaction or termination of the Merger Agreement;

- The restrictions imposed on our business and operations pursuant to certain covenants set forth in the Merger Agreement obligates us to generally conduct our business in a commercially reasonable manner and in all material respects in the ordinary course of business consistent with past practice and may prevent us from pursuing certain opportunities, entering into certain contracts with customers, resellers and suppliers, or taking certain other actions without Broadcom's approval;

- The Merger Agreement limits our ability to pursue alternatives to the transaction and may discourage other companies from trying to acquire us;

- We may be unable to attract, recruit, retain and motivate current and prospective employees who may be uncertain about their future roles following completion of the proposed transaction, and our operations, including our ability to execute our strategy and our cybersecurity and other risk management programs, could suffer due to employee attrition or a reduction in employee productivity as a result of this uncertainty;

- The pendency and outcome of legal proceedings that have been and may in the future be instituted against us, our directors, executive officers and others relating to the proposed transaction; and

- The pursuit of the transaction and planning for the integration has placed and may continue to place a significant burden on management and other internal resources, and the diversion of management's attention away from day-to-day business concerns and other opportunities that may have been beneficial to us could adversely affect our business, financial condition and operating results.

In addition, since the merger consideration our stockholders will receive in the transaction will be in the form of both cash and common stock of Broadcom, our stock price will be impacted by changes in Broadcom's stock price. Changes to Broadcom's stock price may result from a variety of factors, such as changes in its business operations and outlook, changes in general market and economic conditions and regulatory considerations. These factors are beyond our control.

Completion of the transaction is subject to the conditions contained in the Merger Agreement, including regulatory approvals, which may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that cannot be met, and if these conditions are not satisfied or waived, the transaction will not be completed.

Before the transaction may be completed, various consents, clearances, approvals, authorizations and declarations of non-objection, or expiration of waiting periods (or extensions thereof), must be obtained from certain regulatory and governmental authorities in the U.S., in the European Union and in certain other jurisdictions. In addition, the transaction may be reviewed under antitrust statutes or foreign direct investment regimes of other governmental authorities, including U.S. state laws.

In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities will consider the effect of the transaction on competition within their relevant jurisdiction. Regulatory and governmental entities may impose conditions on their respective approvals, in which case lengthy negotiations may ensue among such regulatory or governmental entities, Broadcom and us. Such conditions, any such negotiations and the process of obtaining regulatory approvals could have the effect of delaying or preventing consummation of the transaction.

Subject to the terms of the Merger Agreement, we have agreed to use our reasonable best efforts to take all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the transaction as promptly as practicable. Nonetheless, many of the closing conditions are not within our control. For example, we cannot be certain that these regulatory clearances and approvals will be obtained in a timely manner or at all, or that the granting of these regulatory clearances and approvals will not involve the imposition of regulatory remedies on the completion of the transaction.

If any of these conditions are not satisfied or waived prior to May 26, 2023, which deadline may be extended to November 26, 2023 under certain circumstances, it is possible that the Merger Agreement will be terminated.

Lawsuits have been and may in the future be filed against us and our directors challenging the transaction, and an adverse ruling in any such lawsuit may delay or prevent the consummation of the transaction and result in substantial costs to us.

In connection with the transaction, litigation was previously filed against VMware and its board of directors and has now been dismissed.

However, it is possible that additional litigation against us or our directors may be filed in the future as securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Merger Agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. The outcome of any litigation is uncertain, and any such lawsuits could delay or prevent the consummation of the transaction and result in substantial costs to us. Any such actions may create uncertainty relating to the transaction and may be costly and distracting to management.

Further, one of the conditions to the completion of the transaction is that no injunction or law by any governmental entity of competent jurisdiction will be in effect that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the transaction. As such, if an injunction prohibiting the consummation of the transaction is obtained, that injunction may prevent the transactions from becoming effective or from becoming effective within the expected timeframe.

The failure to complete the planned acquisition of us by Broadcom could have a material and adverse effect on our business, results of operations, financial condition, cash flows, and stock price.

The transaction, which is expected to close in Broadcom's fiscal year 2023, is subject to the satisfaction or waiver of customary closing conditions, and there is no assurance that all of the various conditions will be satisfied, or that the transaction will be completed on the proposed terms, within the expected timeframe or at all. The closing of the transaction may be delayed, and the transaction may ultimately not be completed, due to a number of factors, including as a result of the failure to obtain necessary government or regulatory approval or to satisfy any other requisite closing condition as described in the Merger Agreement and current and potential future stockholder litigation and other legal and regulatory proceedings, among others.

If the transaction does not close, we may suffer consequences that could adversely affect our ongoing and future business, financial condition, operating results, cash flows and stock price, and our stockholders would be exposed to additional risks, including for example:

- To the extent that the current market price of our stock reflects an assumption that the transaction will be completed, the price of our common stock could decrease;

- Investor confidence in us could decline, additional stockholder litigation could be brought against us, relationships with existing and prospective customers and other business partners may be adversely impacted, we may be unable to hire or retain key personnel, and we may not be able to shift or overcome negative reactions from analysts and other media professionals in a timely manner or at all;

- Any disruptions to our business resulting from the announcement and pendency of the transaction, including adverse changes in our relationships with employees, customers and other business partners, may continue or intensify;

- We have incurred significant costs, including professional services fees and other transaction costs, in connection with the proposed transaction that we would be unable to recover, and devoted substantial commitments of time and resources by our management, which could have otherwise been devoted to day-to-day operations and other opportunities that could have been beneficial to us as an independent company; and

- If certain circumstances that give rise to a termination of the Merger Agreement occur, we may be required to pay Broadcom a termination fee of $1.5 billion.

There can be no assurance that our business, relationships with other parties, liquidity or financial condition will not be adversely affected, as compared to the condition prior to the announcement of the transaction, if the transaction is delayed or not consummated.

Operation of Business and Strategic Risks

A significant decrease in demand for our data center virtualization products would adversely affect our operating results.

A significant portion of our revenue is derived, and will for the foreseeable future continue to be derived, from our data center virtualization products. As more businesses achieve high levels of virtualization in their data centers, the market for our vSphere product continues to mature. Additionally, as businesses increasingly utilize public cloud and SaaS-based offerings, they are building more of their new compute workloads off-premises and are increasingly shifting some of their existing and many of their new workloads to public cloud providers, thereby limiting growth and potentially reducing the market for on-premises deployments of vSphere. Although sales of vSphere have declined as a portion of our overall business and we expect this trend to continue, vSphere remains key to our future growth as it serves as the foundation for our SDDC, network virtualization and subscription and SaaS offerings. Although we have launched, and are continuing to develop, products to extend our vSphere-based SDDC offerings to the public cloud, due to our product concentration, a significant decrease in demand for our server virtualization products would adversely affect our operating results.

Our subscription and SaaS offerings, which constitute a growing portion of our business, and our initiatives to extend our data center virtualization and container platforms into the public cloud involve various risks, including, among others, reliance on third-party providers for data center space and colocation services and on public cloud providers to prevent service disruptions.

As we continue to develop and offer subscription and SaaS versions of our products, we must continue to evolve our processes to meet various intellectual property, regulatory, contractual and service compliance challenges, including compliance with licenses for open source and third-party software embedded in our offerings, compliance with export control and privacy regulations, protecting our services from external threats or inappropriate use, maintaining the continuous service levels and data security expected by our customers and adapting our go-to-market efforts. The expansion of our subscription and SaaS offerings also requires significant investments, and our operating margins, results of operations and operating cash flows may be adversely affected if our new offerings are not widely adopted by customers.

Additionally, our subscription and SaaS offerings rely upon third-party providers to supply data center space, equipment maintenance and other colocation services, and our initiatives to extend our virtualization and container platforms into the public cloud rely upon the ability of our public cloud and VCPP partners to maintain continuous service availability and protect customer data on their services. Although we have entered into various agreements for the lease of data center space, equipment maintenance and other services, third parties could fail to live up to their contractual obligations. The failure of a third-party provider to prevent service disruptions (including as a result of climate change), data losses or security breaches may require us to issue credits or refunds or indemnify or otherwise be liable to customers or third parties for damages that may occur, and contractual provisions with our third-party providers and public cloud partners may limit our recourse against the third-party provider or public cloud partner responsible for such failure. Additionally, if these third-party providers fail to deliver on their obligations, our reputation could be damaged, our customers could lose confidence in us, and our ability to maintain and expand our subscription and SaaS offerings would be impaired.

Our success depends upon our ability to adapt our business and pricing models to a subscription and SaaS model appropriately.

We continue to transition our portfolio from a perpetual license model to subscription and SaaS offerings. During this transition, we are recognizing less revenue up front than we would otherwise recognize under the license agreements through which we have typically sold our established offerings. Additionally, in order to provide customers flexibility, we offer one- and three-year term licenses for certain portions of our portfolio, which have certain characteristics that are similar to subscription products but are accounted for as license and services revenue. Furthermore, during the second half of fiscal 2023, we introduced termination for convenience ("TFC") clauses with respect to term-based license offerings in certain enterprise agreements ("EAs"). Revenue from such term license offerings subject to TFC clauses is recognized ratably as subscription and SaaS revenue, rather than as license revenue, due to the requirement to refund any unused, pre-paid fees upon termination. Our transition to these term-based licenses and subscription and SaaS offerings involves various risks that may negatively affect our operating results, including:

- We may fail to set pricing for subscription and SaaS offerings at levels appropriate to maintain our revenue streams or our customers may choose to deploy products from our competitors that they believe are priced more favorably.

- We may fail to accurately predict subscription renewal rates or their impact on operating results, and because revenue from subscriptions is recognized for our services over the term of the subscription, downturns or upturns in sales may not be immediately reflected in our results.

- As customers transition to our subscription and SaaS products and services, our revenue and license revenue growth rates have been and may in the future be adversely impacted during the period of transition when we recognize less revenue up front than we would otherwise recognize as part of perpetual license contracts. For example, effective with the fourth quarter of fiscal 2020, we commenced reporting revenue from our subscription and SaaS as a separate revenue line item, breaking out components that had previously been included in our license revenue and services revenue and prior period amounts were reclassified to conform with this presentation. As a result, the rate of growth in our license revenue, which was previously viewed as a leading indicator of our business performance, as well as our software maintenance revenue and deferred revenue were negatively impacted. At the same time, growth in subscription and SaaS revenue may not appear as robust because such revenue is recognized ratably over time as customers consume our subscription-based products.

- Inclusion of the TFC clauses with respect to term license offerings in certain EAs adds uncertainty to our ability to forecast license revenue in any particular period, could significantly increase our customer deposit liability balance in future periods and could cause results in a given period to materially differ from those in prior periods. If a concentration of customers exercise their rights under these TFC clauses in any given period, our subscription and SaaS revenue, subscription and SaaS annual recurring revenue and cash flow results could be materially negatively impacted.

- The transition from selling support and maintenance with perpetual licenses to selling subscription and SaaS offerings may negatively affect our profitability, as the cost associated with software maintenance renewals is generally lower than the cost associated with selling new subscription and SaaS offerings.

- Term licenses are sold with shorter support and maintenance terms than perpetual licenses are, and customers may not renew such licenses at the end of their term or transition to subscription and SaaS offerings.

- As we offer more services that depend on converting users of free services to premium services and purchasers of our on-premises products to our SaaS offerings, our ability to maintain, improve and predict conversion rates will become more important.

We face intense competition that could adversely affect our operating results.

The application platform, multi-cloud, digital workspace, networking and security product areas are interrelated and rapidly evolving, and we face intense competition across all the markets for our products and services. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Additionally, the adoption of public and distributed cloud, micro-services, containers, and open source technologies have the potential to erode our profitability.

We face competition from, among others:

Providers of public cloud infrastructure and SaaS-based multi-cloud offerings. As businesses increasingly utilize public cloud and SaaS-based offerings, they are building more of their new compute workloads, and may also shift some of their existing workloads, off premises. A significant percentage of new application development is happening in the public cloud, with providers such as Amazon Web Services ("AWS"), Microsoft Azure ("Azure") or Google Cloud, or in a distributed fashion, and these new applications are often deployed on public cloud or multi-cloud infrastructure. As a result, the demand for on-premises information technology ("IT") resources is expected to slow, and our products and services will need to increasingly compete for customers' IT workloads with off-premises public cloud and SaaS-based multi-cloud offerings, such as those offered by Datadog in monitoring and IT telemetry and ServiceNow in the automation space. If we fail to address evolving customer priorities or requirements, the demand for VMware's products and services may decline, and we could experience slower than expected or no growth. Additionally, VMware Cloud Provider Program ("VCPP") offerings from our partners may compete directly with infrastructure-as-a-service ("IaaS") offerings from various public cloud providers, which are increasingly integrated with on-premises solutions. Although we have formed alliances with various public cloud providers to create hybrid and multi-cloud offerings, we continue to face intense competition from these public cloud providers. In fiscal 2018, we entered into a strategic alliance with AWS to deliver a vSphere-based cloud service, VMware Cloud on AWS, running in AWS data centers available in certain geographies. In fiscal 2019, we extended our collaboration with AWS to include

VMware Cloud on AWS Outposts to deliver VMware Cloud on AWS as a managed offering in on-premises facilities. In fiscal 2020, we also announced partnerships with Microsoft (Azure VMware Solution by CloudSimple), Google (Google Cloud VMware Engine), and Oracle (Oracle Cloud VMware Solution) under the framework of our VCPP that enable customers to run native VMware-based workloads on each of Azure, Google Cloud, and Oracle Cloud. Our partnerships with AWS and other public cloud providers may be seen as competitive with each other and with other VCPP partners, while some partners may elect to include solutions such as VMware Cloud on AWS as part of their managed services provider offerings. In addition, many of these public cloud providers, including AWS and Microsoft, are delivering hybrid cloud hardware solutions with integrated software, such as distributed cloud management, which may be based on specialized technologies sometimes called SmartNICs (smart network interface cards), data processing units ("DPUs") or infrastructure processing units ("IPUs"). These specialized technologies can take on an array of compute, storage, security and networking functions, enabling greater cloud efficiency and performance gains, as well as security benefits, namely in the form of CPU hardware isolation, that may undergird hybrid cloud offerings like AWS Outposts. Public cloud infrastructure providers have also developed offerings based on servers using Arm CPUs to reduce energy costs, such as AWS Graviton, announced in 2018. To the extent customers and partners, including service providers, choose to adopt co-processor or non-x86-based models to operate native or hybrid cloud environments, demand for VMware's on-premises, hybrid and multi-cloud products and our operating results could be materially adversely affected.

Providers of application modernization and open source developer platform services. Many public cloud infrastructure and multi-cloud SaaS competitors also offer standalone or embedded application development, or Platform-as-a-Service ("PaaS"), services. With respect to AWS, Azure and Google Cloud, PaaS services are often bundled with consumption-based IaaS offerings. These IaaS providers and other developer solution partners, such as Red Hat, a subsidiary of IBM, and HashiCorp, offer tools and services based on containers and DevSecOps (development, security and operations) or "shift-left" practices. These providers may offer services, such as application security testing, application performance monitoring and automation, earlier in the application lifecycle or during development, in addition to during production. While VMware offers Tanzu Observability, which directly competes in this space, competitor DevSecOps offerings may reduce the demand for or put pricing pressure on traditional VMware management and automation product offerings, which are often deployed for production use cases. Open source technologies for containerization and cloud platforms, such as Xen, KVM, Docker, rkt, OpenShift, Mesos, Kubernetes and OpenStack, and other open source software-based products, solutions and services may reduce the demand for our solutions, put pricing pressure on our offerings and enable competing vendors to leverage open source technologies to compete directly with us. New platform technologies and standards based on open source software are consistently being developed and can gain popularity quickly. Improvements in open source software could cause customers to replace software purchased from us with open source software. In step with these trends, we deliver a comprehensive container, Kubernetes and Cloud Native Application technologies portfolio with VMware Tanzu and have increased our level of commitment to open source projects and communities, such as the Cloud Native Computing Foundation, that are designed to increase the rate at which customers adopt micro-services architectures. The adoption of distributed micro-service application architectures, and their alignment with container technologies, represents an emerging area of competition. As we continue to invest in these areas, we will experience increasing competitive overlap with other cloud native vendors, such as Red Hat, and the large providers of public cloud infrastructure and developer services. Such competitive pressure or the availability of new open source software may cause us to experience reduced sales, increased pricing pressure, increased sales and marketing expenses and reduced operating margins, any one of which may adversely affect our operating results.

Providers of enterprise security offerings. With our acquisition of Carbon Black Inc. ("Carbon Black") in 2019, we launched a new set of enterprise security solutions that includes the Carbon Black endpoint security platform and the intrinsic security elements of our existing NSX virtual networking, Workspace ONE end user and our compute offerings. The cybersecurity market is large, highly competitive, fragmented and subject to rapidly evolving technology, shifting customer needs and frequent introductions of new solutions. Competitors in the end point security space range from established solution providers such as Microsoft and Trend Micro to next-generation endpoint security providers such as CrowdStrike and SentinelOne. While we believe that the intrinsic security elements in our existing offerings coupled with our Carbon Black endpoint security offerings and new combined offerings we expect to develop and introduce in the future will enable us to provide an integrated security offering with significant advantages over our competitors' current offerings, our ability to gain traction and market share as a new entrant into this well-established market segment is uncertain. Additionally, new trends, such as Extended Threat Detection (XDR), Secure Access Service Edge (SASE) and Zero Trust Network Access, represent the coalescence of formerly distinct markets, such as identity management, secure web gateway, SD-WAN, network firewall and cloud access security brokers. These new trends may bring existing partners, such as Fortinet, Zscaler and Okta into a more competitive position with our Carbon Black, VeloCloud and other distributed network security offerings. If we are unable to successfully adapt our product and service offerings to meet these opportunities and rapidly evolving trends our operating results could be adversely affected.

Large, diversified enterprise software and hardware companies. These competitors supply a wide variety of products and services to, and have well-established relationships with, our current and prospective end users. For example, small- to medium-sized businesses and companies in emerging markets that are evaluating the adoption of virtualization-based technologies and solutions may be inclined to consider Microsoft solutions because of their existing use of Windows and Office products. Some of these competitors have in the past and may in the future take advantage of their existing relationships to engage in business practices that make our products and services less attractive or more expensive to our end users. For example, in 2019, Microsoft modified its on-premises licensing terms to require end users who wish to deploy Microsoft software on certain dedicated hosted cloud services other than Microsoft's Azure cloud service, including VMware Cloud on AWS, to purchase additional rights from Microsoft. Other competitors have limited or denied support for their applications running in VMware virtualization environments. In addition, these competitors could integrate competitive capabilities into their existing products and services and make them available without additional charge. For example, Oracle provides free server virtualization software intended to support Oracle and non-Oracle applications, Microsoft offers its own server, network and storage virtualization software packaged with its Windows Server product as well as built-in virtualization in the client version of Windows and Cisco includes network virtualization technology in many of its data center networking platforms. As a result, existing and prospective VMware customers may elect to use products that are perceived to be "free" or "very low cost" instead of purchasing VMware products and services for certain applications where they do not believe that more advanced and robust capabilities are required.

Other industry alliances. Many of our competitors have entered into or extended partnerships or other strategic relationships to offer more comprehensive virtualization and cloud computing solutions than they individually had offered. We expect these trends to continue as companies attempt to strengthen or maintain their positions in the evolving virtualization infrastructure and enterprise IT solutions industry. For example, Google Cloud is a member of the CrowdXDR Alliance, a CrowdStrike initiative competitive with VMware security offerings that also includes other VMware partners such as Zscaler. Many public cloud infrastructure providers have also entered into strategic partnerships with mobile telecommunications network providers (such as AWS with Verizon and Microsoft Azure with AT&T) to jointly embed distributed cloud infrastructure and management tools into 5G mobile networks as applications are increasingly deployed closer to end users at the "edge." These alliances may result in more compelling product and service offerings than those we offer.

Our partners and members of our developer and technology partner ecosystem. We face competition from our partners. For example, third parties currently selling our products and services could build and market their own competing products and services or market competing products and services of other vendors. Additionally, as formerly distinct sectors of enterprise IT, such as software-based virtualization and hardware-based server, networking and storage solutions, converge, we also increasingly compete with companies who are members of our developer and technology partner ecosystem. For example, in 2019, one of our important partners and customers, IBM, acquired Red Hat, one of our competitors in the cloud native applications space. In 2020, Nvidia acquired Mellanox, a SmartNIC provider, and, similarly, in 2022, AMD acquired Xilinx, an field-programmable gate array ("FPGA") provider, and Pensando, a DPU provider, giving Nvidia and AMD the potential to offer offloaded, FAC-embedded competitive virtualization, storage, security and networking software to enterprise customers for their on-premises environments. In 2022, Intel formed a partnership with Google Cloud to develop public cloud instances using Intel IPUs, and each of Microsoft Azure and Google Cloud announced agreements with Ampere, an Arm-based CPU provider. Consequently, when such convergences occur, we may find it more difficult to continue to collaborate productively on other projects with these partners, and the advantages we derive from our ecosystem could diminish.

These various forms of competition could result in increased pricing pressure and sales and marketing expenses, thereby materially reducing our operating margins, and could also prevent our new products and services from gaining market acceptance, thereby harming our ability to increase, or causing us to lose, market share.

Our commercial relationship with Dell could adversely impact our business, stock price, market share and ability to build and maintain other strategic relationships.

Our commercial relationship with Dell is significant and complex. During the time in which we were a majority-owned subsidiary of Dell, the portion of our sales that were realized through the Dell sales channel grew more rapidly than our sales through non-Dell resellers and distributors. As a standalone company following the Spin-Off, we continue to transact a significant amount of business with Dell pursuant to the commercial framework agreement between us and Dell that became effective upon the Spin-Off, which involves various risks such as:

Reliance on our relationship with Dell. During the year ended February 3, 2023, revenue from Dell, including purchases of products and services directly from us, as well as through our channel partners, accounted for 38% of our consolidated revenue, which included revenue from Dell selling joint solutions as an OEM, acting as a distributor to other non-Dell resellers, reselling products and services as a reseller and purchasing products and services for its own internal use. On certain transactions, Dell Financial Services also provides financing to our end users and channel partners at our end users' and channel partners' discretion. Our reliance on the Dell sales channel could negatively impact our ability to negotiate favorable go-to-market arrangements with Dell and our relationships with other channel partners.

Dell's arrangements with our competitors. Dell maintains significant partnerships with certain of our competitors, including Microsoft, and may enter into more such partnerships in the future. Further, Dell may choose to partner with our competitors instead of with us. These partnerships may adversely impact our relationship with Dell, impede our standalone competitive success and result in declines in our stock price or market share. Additionally, our potential strategic relationships may be negatively affected by our relationship with Dell, as companies may favor or choose to partner with our competitors because of those competitors' relationship with Dell or due to our relationship with Dell.

Overlaps in areas in which we and Dell compete. We and Dell compete across the IT infrastructure industry providing products and services that overlap in various areas, including software-based storage, management, hyperconverged infrastructure and cloud computing. Dell competes with us in these areas now and may compete with us in new areas and engage in increased competition with us in the future. Some of our products compete directly with products sold or distributed by Dell, which could result in declines in VMware sales. Additionally, this competition could result in increased pricing pressure and sales and marketing expenses, thereby materially reducing our operating margins, and could also prevent our new products and services from gaining market acceptance, thereby harming our ability to increase, or causing us to lose, market share.

Our arrangements with Dell's competitors. We partner and have arrangements with a number of companies that compete with Dell, including certain of our significant channel, technology and other marketing partners, such as IBM and Hewlett-Packard. Our relationship with Dell could adversely affect our relationships with these companies or other customers, suppliers and partners. Further, our relationships with these companies could adversely impact our relationship with Dell.

We believe that our commercial relationship with Dell provides us a unique opportunity to leverage the respective technical expertise, product strengths and market presence of Dell for the benefit of our customers and stockholders while enabling us to compete more effectively with our larger competitors. However, such transactions may prove not to be successful and may divert our resources or the attention of our management from other opportunities. Negotiating and implementing these arrangements can be time consuming and cause delays in the introduction of joint product and service offerings and disruptions to VMware's business. Additionally, cloud and on-premises infrastructure companies may choose not to partner with us to the full extent or at all due to our historical and on-going commercial relationship with Dell. As a result, we may be unable to capitalize, either strategically or commercially, on our new flexibility, and our business, stock price, market share and relationships may suffer.

Our success depends increasingly on customer acceptance of our newer products and services.

Our products and services are primarily based on data center virtualization, application modernization and related multi-cloud technologies used to manage distributed computing architectures, which form the foundation for multi-cloud computing. As the market for server virtualization continues to mature, the rate of growth in license sales of VMware vSphere ("vSphere") has declined. We are increasingly directing our product development and marketing and sales efforts toward products and services that enable businesses to modernize applications and efficiently implement their multi-cloud services. We have also been introducing SaaS versions of our on-premises products, including vRealize Cloud Universal, and investing in a range of SaaS and cloud-native technologies and products, including through acquisitions such as CloudHealth Technologies, Inc., Carbon Black and Pivotal Software, Inc. ("Pivotal"). These cloud and SaaS initiatives present new and difficult technological, operational and compliance challenges, and significant investments continue to be required to develop or acquire solutions to address those challenges. Our success depends on our current and future customers perceiving technological and operational benefits and cost savings associated with adopting our multi-cloud and application platform solutions. As the market for our data center virtualization products continues to mature, and the scale of our business continues to increase, our rate of revenue growth increasingly depends upon the success of our newer product and service offerings. To the extent that adoption rates for our newer products and services are not sufficient to offset declines in revenue growth for our established server virtualization offerings, our overall revenue growth rates may slow materially or our revenue may decline substantially. Additionally, we may fail to realize returns on our investments in new initiatives and our operating results could be materially adversely affected.

Competition for our highly skilled employees is intense and costly, and our business and growth prospects may suffer if we cannot attract and retain them.

We must continue to attract and retain highly qualified personnel, particularly software and cloud engineers and sales and customer experience personnel, for which competition, particularly against companies with greater resources, startups and emerging growth companies, is intense. Research and development personnel are also aggressively recruited by startup and emerging growth companies, which are especially active in many of the technical areas and geographic regions in which we conduct product and service development. This competition results in increased costs in the form of cash and stock-based compensation and can have a dilutive impact on our stock. We have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications, and, if we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could suffer.

The loss of key management personnel could harm our business.

We depend on the continued services of key management personnel. We generally do not have employment or non-compete agreements with our employees, and, therefore, they could terminate their employment with us at any time without penalty and could pursue employment opportunities with any of our competitors. In addition, we do not maintain any key-person life insurance policies. The loss of key management personnel could harm our business.

Our current research and development efforts may not produce significant revenue for several years, if at all.

Developing our products and services is expensive, and developing and launching disruptive technologies requires significant investment often entailing greater risk than incremental investments in existing products and services. Our research and development expenses were approximately 25% of our total revenue during the year ended February 3, 2023. We plan to continue to significantly invest in our research and development efforts to maintain our competitive position. Our investments in research and development may result in products or services that generate less revenue than we anticipate or may not result in marketable products and services for several years or at all.

Acquisitions and divestitures could materially harm our business and operating results.

We have acquired in the past, and may acquire in the future, other businesses, products or technologies. We also sell or divest businesses, products and technologies from time to time. Acquisitions and divestitures involve significant risks and uncertainties, including:

- disruptions to our ongoing operations and diverting management from day-to-day responsibilities due to, for example, the need to provide transition services in connection with a disposition or difficulty integrating the operations, technologies, products, customers and personnel of acquired businesses effectively;

- adverse impacts to our business and financial results resulting from increases to our expenses due to, among other things, integrating business operations and on-boarding personnel and the incurrence of amortization expense related to identifiable intangible assets acquired and other accounting consequences of acquisitions;

- reductions to our cash available for operations, stock repurchase programs and other uses, potentially dilutive issuances of equity securities or the incurrence of additional debt;

- uncertainties in achieving the expected benefits of an acquisition or disposition, including with respect to our business strategy, revenue, technology, human resources, cost and operating efficiencies and other synergies, due to, among other things, a lack of experience in new markets, products or technologies; or an initial dependence on unfamiliar distribution partners or vendors;

- unidentified issues or liabilities that were not discovered during the diligence process, including issues with the acquired or divested business's intellectual property, product quality, security, privacy and accounting practices, regulatory compliance or legal contingencies;

- lawsuits resulting from an acquisition or disposition or that relate to the acquired business;

- maintenance or establishment of acceptable standards, controls, procedures or policies with respect to an acquired business; and

- the need to later divest acquired assets at a loss if an acquisition does not meet our expectations.

Disruptions to our distribution channels, including our various routes to market through Dell, could harm our business.

Our future success is highly dependent on our relationships with channel partners, including distributors, resellers, system vendors and systems integrators, which contribute to a significant portion of our revenue. Recruiting and retaining qualified channel partners and training them in the use of our technology and product offerings requires significant time and resources. Our failure to maintain good relationships with channel partners would likely lead to a loss of end users of our products and services, which would adversely affect our revenue. We generally do not have long-term contracts or minimum purchase commitments with our channel partners, and the contracts that we do have with these channel partners do not prohibit them from offering products or services that compete with ours.

Sales via our various route-to-market relationships with Dell accounted for 38% of our consolidated revenue during the year ended February 3, 2023, and transactions where Dell acted as an OEM accounted for 14% of the revenue from Dell, or 5% of our consolidated revenue. Such routes to market include Dell selling joint solutions as an OEM, acting as a distributor to other non-Dell resellers, reselling products and services as a reseller or purchasing products and services for its own internal use. Although we and Dell entered into a commercial agreement effective upon the Spin-Off that is intended to preserve and enhance our strategic partnership, as a standalone company, our relationship with Dell is fundamentally different from the relationship that we had with Dell when we were its majority-owned subsidiary. Following the Spin-Off, Dell no longer consolidates VMware's revenues, and Dell may not be sufficiently incentivized to drive VMware business through our various route-to-market relationships. If sales through Dell decline and VMware is unable to shift business to suitable alternative channel partners, our business and operating results will be negatively affected. Additionally, any disruption or significant change to our relationship with Dell or the terms upon which they sell and distribute our products and services could have a negative impact on our operating results until such time as we arrange to replace these distribution services with the services of existing or new distributors.

Other than Dell, none of our distributors accounted for 10% or more of our consolidated revenue during the year ended February 3, 2023. Although we believe that we have, or would have in place by the date of any such termination, agreements with replacement distributors sufficient to maintain our revenue from distribution, if we were to lose the distribution services of a significant distributor, such loss could have a negative impact on our operating results until such time as we arrange to replace these distribution services with the services of existing or new distributors.

The evolution of our business requires more complex go-to-market strategies, which involve significant risk.

Our increasing focus on developing and marketing IT management and automation and IaaS offerings (including software-defined networking, VCPP-integrated virtual desktop and mobile device, multi-cloud and SaaS) that enable customers to transform their IT systems requires a greater focus on marketing and selling product suites and more holistic solutions, rather than selling on a product-by-product basis. Consequently, we have developed, and must continue to develop, new strategies for marketing and selling our offerings. In addition, marketing and selling new technologies to enterprises requires us to invest significant time and resources to educate customers on the benefits of our offerings. These investments can be costly and educating our sales force can distract from their efforts to sell existing products and services. Additionally, from time to time, we reorganize our go-to-market teams to increase efficiencies and improve customer coverage, but these reorganizations can cause short-term disruptions that may negatively impact sales over one or more fiscal periods. Further, upon entering into new industry segments, we may choose to go to market with third-party manufactured hardware appliances that are integrated with our software—as we did when we entered into the SD-WAN space through our acquisitions of VeloCloud Networks, Inc. and Nyansa, Inc.—which requires us to rapidly develop, deploy and scale new hardware procurement, supply chain and inventory management processes and product support services and integrate them into our ongoing business systems and controls. Similarly, our launches of managed subscription services, such as VMware Cloud on AWS and VMware Cloud on Dell EMC, required us to implement new methods to deliver and monitor end user services and adjust our model for releasing product upgrades. As our customers increasingly shift from one-time purchases of perpetual software licenses to purchasing our software via more subscription and SaaS-based programs, our go-to-market teams will need to alter their outreach to customers to support ongoing consumption of our offerings, and we will need to appropriately adjust the variable compensation programs we use to incentivize our sales teams. If we fail to successfully adjust, develop and implement effective go-to-market strategies, our financial results may be materially adversely impacted.

We may not be able to respond to rapid technological changes with new solutions and services offerings.

The industries in which we compete are characterized by rapid, complex and disruptive changes in technology, customer demands and industry standards that could make it difficult for us to effectively compete and cause our existing and future software solutions to become obsolete and unmarketable. Our ability to react quickly to new technology trends—such as cloud computing, which is disrupting the ways businesses consume, manage and provide physical IT resources, applications, data and IT services—and customer requirements is negatively impacted by the length of some of our development cycles for new and enhanced products and services, which has frequently been longer than we originally anticipated. This is due in part to the increasing complexity of our product offerings as we increase their interoperability and maintain their compatibility with IT resources, such as public clouds, utilized by our customers while sustaining and enhancing product quality. When we release significant new versions of our existing offerings, the complexity of our products may require existing customers to remove and replace prior versions to take full advantage of substantial new capabilities, which may subdue initial demand for the new versions or depress demand for existing versions until the customer is ready to purchase and install the newest release. If we are unable to evolve our solutions and offerings in time to respond to and remain ahead of new technological developments—in applications, networking or security, for example—or in ways that are compelling to customers, our ability to retain or increase market share and revenue could be materially adversely affected. We may also fail to adequately anticipate the commercialization of emerging technologies, such as blockchain, and the development of new markets and applications for our technology, such as edge computing, and thereby fail to take advantage of new market opportunities or fall behind early movers in those markets.

We operate a global business that exposes us to additional risks.

A significant portion of our employees, customers, channel partners and third-party providers whom we rely upon to help deliver our subscription and SaaS services are located outside the U.S. Our international activities account for a substantial portion of our revenue and profits, and our investment portfolio includes investments in non-U.S. financial instruments and holdings in non-U.S. financial institutions. In addition to the risks described elsewhere in these risk factors, our international operations subject us to a variety of risks, including:

- difficulties in delivering support, training and documentation; enforcing contracts; collecting accounts receivable; transferring funds; maintaining appropriate controls relating to revenue recognition practices; and longer payment cycles in certain countries and especially in emerging markets;

- network security and privacy concerns, which could make foreign customers reluctant to purchase products and services from U.S.-based technology companies;

- tariffs, trade barriers and other regulatory or contractual limitations on our ability to develop and sell our products and services in certain non-U.S. geographies, such as in China, whose government has adopted laws and regulations relating to the procurement of key network equipment and security products that might cause our business in such geographies to suffer and expose us to civil and criminal penalties;

- laws and regulations regarding the storage and processing of data in certain non-U.S. geographies, such as in China, might cause our business in such geographies to suffer and expose us to civil and criminal penalties;

- localized impacts of the COVID-19 pandemic or other public health crises that persist or flare up in particular regions, such as in India where several of our global support services as well as research and development personnel are located, have in the past and in the future could cause delays or disruptions in certain of our business operations and product development;

- regional impacts of climate change, which increase the risk of extreme weather events, wildfire and drought that can impact local infrastructure such as the reliability of local electrical grids and telecommunications;

- global economic conditions, including inflation, recession and supply chain disruptions, could materially and adversely affect our business, prospects, results of operations, financial condition or cash flows;

- economic or political instability, military actions or armed conflict, such as the Russian invasion of Ukraine, in locations where we have employees, partners or customers, and uncertainty about or changes in government and trade relationships, policies, and treaties that could adversely affect the ability of U.S.-based companies to conduct business in non-U.S. geographies, such as in the U.K. where Brexit created regulatory uncertainty; and

- legal risks, particularly in emerging markets, relating to compliance with U.S. exchange control requirements and international and U.S. anti-corruption laws and associated exposure to significant fines, penalties and reputational harm.

Our failure to manage any of these risks successfully could negatively affect our reputation and materially adversely affect our operating results.

Russia's military actions in Ukraine have affected and may continue to affect our business.

In response to Russian military actions in Ukraine, we ceased business operations in Russia and suspended business operations in Belarus, including with respect to sales, support on existing contracts and professional services in both countries. Furthermore, the sanctions imposed by the U.S. and other countries in connection with the Russian invasion of Ukraine include restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. Sanctions imposed on Russia and our suspension of business operations in Russia could impact the fulfillment of existing orders, future revenue streams from impacted customers and the recoverability of certain financial assets. It is not possible to predict the broader consequences of this conflict, which have included and could in the future include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on the global economy.

Our success depends on the interoperability of our products and services with those of other companies.

The success of our products depends upon the cooperation of hardware and software vendors to ensure interoperability with our products and offer compatible products and services to end users. In addition, we extend the functionality of various products to work with native public cloud applications, which in some cases requires the cooperation of public cloud vendors. To the extent that hardware, software and public cloud vendors perceive that their products and services compete with ours, they may have an incentive to withhold their cooperation, decline to share access or sell to us their proprietary APIs, protocols or formats, or engage in practices to actively limit the functionality, compatibility and certification of our products. In addition, vendors may fail to certify or support or continue to certify or support our products for their systems. If any of the foregoing occurs, our product development efforts may be delayed or foreclosed and it may be difficult and more costly for us to achieve functionality and service levels that would make our services attractive to end users, any of which could negatively impact our business and operating results.

Failure to effectively manage our product and service lifecycles could harm our business.

As part of the natural lifecycle of our products and services, we periodically inform customers that products or services will be reaching their end of life or end of availability and will no longer be supported or receive updates and security patches. To the extent these products or services remain subject to a service contract with the customer, we offer to transition the customer to alternative products or services. Failure to effectively manage our product and service lifecycles could lead to customer dissatisfaction and contractual liabilities, which could adversely affect our business and operating results.

Financial Risks

Our operating results may fluctuate significantly.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and our past results should not be relied upon as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs during the last two weeks of the quarter, which generally reflects customer buying patterns for enterprise technology. As a result, our quarterly operating results are difficult to predict even in the near term. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our Class A common stock ("Common Stock") would likely decline substantially.

Factors that may contribute to fluctuations in our operating results include, among others, the factors described elsewhere in this Risk Factors section and the following:

- fluctuations in demand, adoption and renewal rates, sales cycles and pricing levels for our products and services;

- variations in customer choices among our on-premises and subscription and SaaS offerings, which can impact our rates of total revenue and license revenue growth;

- the timing of announcements or releases of new or upgraded products and services by us, our partners or competitors;

- the timing of sales orders processing, which can cause fluctuations in our backlog and impact our bookings and timing of revenue recognition;

- our ability to maintain scalable internal systems for reporting, order processing, license fulfillment, product delivery, purchasing, billing and general accounting, among other functions;

- our ability to control costs, including our operating expenses, and the timing and amount of internal use software development costs that may be capitalized;

- the credit risks associated with our distributors, who account for a significant portion of our product revenue and accounts receivable, and our customers;

- the timing and size of realignment plans and restructuring charges;

- seasonal factors such as end of fiscal period expenditures by our customers and the timing of holiday and vacation periods;

- unplanned events that could affect market perception of the quality or cost-effectiveness of our products and solutions; and

- fluctuations in the severity and duration of the COVID-19 pandemic and resulting restrictions on business activity, which may vary significantly by region.

Adverse economic conditions may harm our business.

Our business success depends in part on worldwide economic conditions. The overall demand for and spend on IT may be viewed by our current and prospective customers as discretionary and, in times of economic uncertainty, customers may delay, decrease, reduce the value and duration, or cancel purchases and upgrades of our products and services. Weak economic conditions or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs, trade agreements or governmental fiscal, monetary and tax policies, among others, have in the past and could in the future adversely impact our business, financial condition and operating results. General and ongoing tightening in the credit market, lower levels of liquidity, increases in rates of default and bankruptcy and significant volatility in equity and fixed-income markets could all negatively impact our customers' purchasing decisions. Adverse developments that affect financial institutions, transactional counterparties or other third parties, such as bank failures, or concerns or speculation about any similar events or risks, could lead to market-wide liquidity problems, which in turn may cause third parties, including customers, to become unable to meet their obligations under various types of financial arrangements as well as general disruptions or instability in the financial markets. Increases in interest rates on credit and debt that would increase the cost of our borrowing could impact our ability to access the capital markets and adversely affect our ability to repay or refinance our outstanding indebtedness, fund future product development and acquisitions or conduct stock buybacks.

For example, the COVID-19 pandemic depressed economic activity worldwide, and the timing and strength of economic recoveries is highly uncertain and likely to vary significantly by region. While the COVID-19 pandemic, including the dangers posed by COVID-19 variants, has not had a material adverse financial impact on our operations to date, we have observed negative impacts on our sales and our financial results from, and there continues to be significant uncertainty regarding, the economic effects of the COVID-19 pandemic. For example, during much of fiscal 2021, we saw delays in customers' large transformative on-premises projects that we believe were largely due to COVID-19, which negatively impacted our product sales. Accordingly, should the pandemic continue to persist for an extended period of time, economic conditions globally or in particular regions may fail to recover or even worsen, which could cause material adverse impacts to our earnings and other results of operations. More recently, inflation rates in the U.S. have increased to levels not seen in several years, which may result in decreased demand for our products and services, increases in our operating costs, constrained credit and liquidity, reduced government spending and increased volatility in financial markets.

Additionally, trade tensions between the U.S. and its trading partners, like China, have caused and may continue to cause significant volatility in global financial markets. Amidst sustained economic uncertainty, many national and local governments that are current or prospective customers, including the U.S. federal government, may need to make significant changes in their spending priorities, which could reduce the amount of government spending on IT and the potential demand for our products and services from the government sector.

These adverse economic conditions can arise suddenly, have unpredictable impacts and materially adversely affect our future sales and operating results. Further, volatility due to these types of adverse economic conditions in financial and other capital markets, has and may continue to adversely impact our stock price and may in the future impact our ability to access the equity or debt capital markets on attractive terms or at all for a period of time, which could have an adverse effect on our liquidity position.

We have substantial indebtedness, and we may incur other debt in the future, which may adversely affect our financial condition and future financial results.

As of February 3, 2023, we had an aggregate of $10.4 billion of outstanding indebtedness. Additionally, we entered into a $1.5 billion unsecured revolving credit facility during the third quarter of fiscal 2022, which is undrawn.

The terms of our indebtedness and revolving credit facility impose restrictions on us, including in specified and customary covenants, our compliance with which may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we fail to satisfy any of the terms or breach any of the covenants and do not obtain a waiver from the lenders or note holders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable or, with respect to the unsecured notes, we may be required to repurchase our unsecured notes at a price equal to 101% of the aggregate principal plus any accrued and unpaid interest.

We intend to reduce our indebtedness during the next fiscal years. While we believe our remaining cash balances and cash generated by our business operations will be sufficient to fund our operations and enable us to pursue our existing stock repurchase program and strategic plans, if our business operations do not generate the cash flows we expect, then our ability to fund future stock repurchases, invest in our business and pursue strategic alternatives, including business acquisitions, will be reduced, which could reduce our ability to manage dilution of our stock and limit our future growth. If in the future we are unable to generate sufficient operating cash flows to service our debt, we may be required to, among other things, seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned expenditures. Even so, such measures may not be sufficient to enable us to service our debt.

Our current and any future debt may adversely affect our financial condition and future financial results by, among other things, increasing our vulnerability to adverse changes in general economic condition, including exposure to interest rate volatility due to our variable rate indebtedness, and industry conditions, necessitating use or dedication of our expected cash flow from operations to service our indebtedness instead of for other purposes, such as capital expenditures and acquisitions, impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes, and limiting our flexibility in planning for, or reacting to, business changes.

In addition, any actual or anticipated changes to our credit ratings, including any announcement that our credit ratings are under review by any rating agency, may:

- negatively impact the value and liquidity of our debt and equity securities;

- result in an increase in the interest rate payable by us and the cost of borrowing under our revolving credit facility and senior unsecured term loan facility;

- negatively affect the terms of and restrict our ability to obtain financing in the future; and

- upon the occurrence of certain downgrades of the ratings of our unsecured notes, require us to repurchase our unsecured notes at a price equal to 101% of the aggregate principal plus any accrued and unpaid interest.

Refer to "Liquidity and Capital Resources" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report on Form 10-K for more information on our outstanding indebtedness.

We have potential tax liabilities as a result of our former controlling ownership by Dell, which could have an adverse effect on our operating results and financial condition.

Membership in a consolidated tax group. We were included in EMC's consolidated group for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include EMC or certain of its subsidiaries for state and local income tax purposes, from the time of our acquisition by EMC in 2004 through the acquisition of EMC by Dell effective September 7, 2016 (the "Dell Acquisition"), when we became included in Dell's consolidated tax group. Each member of a consolidated group during any part of a consolidated return year is jointly and severally liable for tax on the consolidated return of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposes is jointly and severally liable for the state, local or foreign income tax liability of each other member of such group. Accordingly, for any period in which we were included in the Dell consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of Dell and its subsidiaries, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of any such group. Additionally, the impact of the 2017 Tax Cuts and Jobs Act (the "2017 Tax Act") upon consolidated groups is highly complex and uncertain, and its impact must be further interpreted in the context of various tax-related agreements we have agreed to with EMC and Dell (the "Tax Agreements") to determine VMware's related payment. As a result of the Spin-Off, we are no longer a member of Dell's consolidated tax group, however, we are still subject to potential tax liabilities for the periods prior to the Spin-Off.

Tax Agreements. We have agreed to Tax Agreements that govern, among other things, our potential liabilities for other members of the consolidated tax groups of which we are considered members. Pursuant to the Tax Agreements, we and Dell generally will make payments to each other such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in Dell's consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of Dell or its subsidiaries, the amount of taxes to be paid by us will be determined, subject to certain consolidated return adjustments, as if we and each of our subsidiaries included in such consolidated, combined or unitary group filed our own consolidated, combined or unitary tax return. Although the Tax Agreements provide that our tax liability is calculated primarily as though VMware were a separate taxpayer, certain tax attributes and transactions are assessed using consolidated tax return rules as applied to the Dell consolidated tax group and are subject to other specialized terms under the Tax Agreements. In April 2019, we expanded the Tax Agreements by entering into a letter agreement with Dell and EMC that governs our portion of the one-time transition tax imposed by the 2017 Tax Act on accumulated earnings of foreign subsidiaries. Additionally, in December 2019, we amended the Tax Agreements to, subject to certain exceptions, generally limit VMware's maximum annual tax liability to Dell to the amount VMware would owe on a separate tax return basis. Concurrent with the signing of the Separation and Distribution Agreement in April 2021, we and Dell entered into a new tax matters agreement and terminated a preceding tax sharing agreement. A substantial lack of alignment or disagreement between us and Dell regarding the applicability or interpretation of the Tax Agreements, or any unanticipated material tax liability arising pursuant to the Tax Agreements, could adversely impact our financial condition and operating results.

Pivotal. Prior to the Spin-Off, Pivotal filed a separate tax return for U.S. federal income tax purposes, as it left the Dell consolidated tax group at the time of Pivotal's initial public offering in April 2018. Pivotal continued to be included on Dell's unitary state tax returns until the Spin-Off. Pursuant to a tax agreement between Pivotal and Dell, Pivotal may receive or owe payments from or to Dell for tax benefits or expenses that Dell realized due to Pivotal's inclusion on such returns.

Tracking Stock. Pursuant to the Tax Agreements, if it is subsequently determined that the tracking stock issued in connection with the Dell Acquisition and which Dell subsequently eliminated through a share exchange constitutes a taxable distribution, we could be liable for all or a portion of the tax liability, which could have a material adverse effect on our operating results and financial condition.

Spin-Off. If the Spin-Off is later determined to not be tax-free for any reason, we could be liable for all or a portion of the tax liability. Additionally, under the Tax Agreements, we are prohibited from taking or failing to take any action that prevents the Spin-Off from being tax-free for U.S. federal income tax purposes. We would be responsible for any taxes imposed on Dell or any of its affiliates as a result of the failure of the Spin-Off to qualify for favorable treatment under the Internal Revenue Code if such failure is attributable to certain actions taken after the Spin-Off by or in respect of us, which could have a material adverse effect on our operating results and financial condition. Further, during the two-year period following the Spin-Off, without obtaining the consent of Dell, a private letter ruling from the Internal Revenue Service ("IRS") or an unqualified opinion of a nationally recognized law firm, we may be prohibited from taking certain specified actions that could impact the treatment of the Spin-Off, such as significant equity transactions that shift more than a significant portion of the value or total combined voting power of all outstanding shares of our stock. These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. These obligations may also discourage, delay or prevent a change of control of our company.

In connection with the Merger Agreement with Broadcom, we provided Dell with an opinion from our counsel, Gibson Dunn, to the effect that the transaction will not result in the Spin-Off failing to qualify as a tax-free transaction under Section 355 of the Internal Revenue Code. Moreover, the Merger Agreement includes a representation by us to Broadcom that such opinion has not been revoked, substantively modified or withdrawn (unless an acceptable replacement opinion has been received), and Broadcom's obligation to consummate the transaction is conditioned on such representation being true and correct in all respects as of the date of the Merger Agreement and as of the closing of the transaction, as though made on and as of the closing of the transaction. Broadcom may, in its sole discretion, waive the condition relating to the accuracy of this representation. Dell could seek to enjoin the consummation of the transaction if (1) there is a breach of our representation regarding the opinion, (2) Broadcom waives the condition relating to the accuracy of the opinion, and (3) we do not obtain an IRS private letter ruling confirming that the transaction will not cause the Spin-Off to fail to qualify as a tax-free transaction under Section 355 of the Internal Revenue Code. The opinion of counsel is based on, among other things, various assumptions and the accuracy of representations made by us, Broadcom, Dell and certain other persons in connection with the Spin-Off and the execution of the Merger Agreement. If any of these assumptions or representations were, or were to become, inaccurate or incomplete, the opinion may be invalid. No ruling from the IRS is being sought regarding the U.S. federal income tax consequences of the transaction, and an opinion of counsel is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions in the opinion of counsel or that a court will not sustain such a challenge. Regardless of whether the condition in the Merger Agreement relating to the accuracy of our representation regarding the opinion required by the Tax Matters Agreement is satisfied or waived by Broadcom, if the Spin-Off were determined to be taxable as a result of the transaction, Dell, its affiliates and, potentially, its stockholders would incur significant tax liabilities and, under the Tax Agreements, we (following the consummation of the transaction, as a wholly owned subsidiary of Broadcom) may be required to indemnify Dell and its affiliates for any such tax liabilities, which would be material.

Our operating results may be adversely impacted by exposure to additional tax liabilities and higher than expected tax rates.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales and property taxes, in many of the jurisdictions in which we operate. Our tax liabilities are dependent on the allocation of revenue and expenses in different jurisdictions and the timing of recognizing revenue and expenses. Significant judgment is required to determine our worldwide provision for income taxes and other tax liabilities. For example, in the ordinary course of our global business, we execute intercompany transactions, including intellectual property transfers, that require us to make tax estimates because the ultimate tax determination is uncertain.

We are subject to income and indirect tax examinations and are undergoing audits in various jurisdictions. For instance, the IRS has started its examination of fiscal years 2015 through 2019 for the Dell consolidated group, of which VMware was a member beginning in Dell's fiscal year 2017. As a result of the Spin-Off, VMware is no longer a member of the Dell consolidated group, however, we are still subject to examination by the IRS for the periods in which we were a member of the Dell consolidated group. While we believe we have complied with all applicable income tax laws and made reasonable tax estimates, a governing tax authority could have a different legal interpretation, and a final determination of tax audits or disputes may differ from what is reflected in our historical income tax provisions or benefits and accruals and we may be assessed with additional taxes. Further, the Tax Agreements between us and Dell provide that, when we become subject to federal income tax audits as a member of Dell's consolidated group, Dell has authority to control the audit and represent Dell and our interests to the IRS. Accordingly, if we and Dell differ on appropriate responses and positions to take with respect to tax questions that may arise in the course of an audit, our ability to affect the outcome of such audits may be impaired.

In addition, regulatory guidance is still forthcoming with respect to the 2017 Tax Act and such guidance may adversely impact our tax provision. Any assessment of additional taxes could materially affect our financial condition and operating results. Further, beginning in fiscal 2023, the 2017 Tax Act eliminates the option to deduct research and development expenditures immediately in the year incurred and requires taxpayers to amortize such expenditures over five years for domestic expenses and fifteen years for certain foreign expenses. Although the U.S. Congress is considering various legislative options that would defer the amortization requirement to later years, we have no assurance that the provision will be repealed or otherwise modified. This provision became effective for us beginning in fiscal 2023 and caused an increase in our taxes in that year. If this provision is not deferred, repealed or modified, our cash taxes may further increase in the future.

Our future effective tax rate may also be affected by such factors as:

- the expiration of legal statutes of limitation and settlements of audits;

- the impact of accounting for stock-based compensation and for business combinations;

- the recognition of excess tax benefits or deficiencies within the income tax provision or benefit in the period in which they occur;

- the overall levels and proportion of our income before provision for income taxes earned in the U.S. and in jurisdictions with a tax rate lower than the U.S. statutory rate; and

- other developments related to tax laws or their interpretations, in our business or statutory rates, and in our corporate structure.

For example, numerous other countries have also recently enacted or are considering enacting changes to tax laws, administrative interpretations, decisions, policies and positions. In addition, the Organization for Economic, Co-operation and Development ("OECD"), an international association of countries, including the U.S., has made changes and is contemplating additional changes to numerous long-standing tax principles. Further, the Inflation Reduction Act (the "IRA") was enacted in August 2022 and it will be effective for us commencing with our fiscal 2024. The key tax provisions of the IRA relate to a new 15% corporate alternative minimum tax on adjusted financial statement income for companies with profits greater than $1.0 billion and a 1% excise tax on stock repurchases by publicly traded companies.

These and any other significant developments related to U.S. or international tax laws could materially adversely affect our effective tax rate, the timing and amount of our tax liabilities and payments, our financial condition and operating results.

Security Risks

Cybersecurity breaches of our systems or the systems of our vendors, partners and suppliers could materially harm our business.

Cyber risks represent a large and growing risk to our business, as we depend upon our IT systems, internally developed and proprietary software and services, as well as the software and systems of SaaS providers, to conduct virtually all of our business operations. Some of the factors that contribute to significant cyber risks include:

- We increasingly develop and maintain large data sets and rely on machine learning, artificial intelligence and analytics to provide services to our customers and partners.

- Customers conduct purchase and service transactions online, and we store increasing amounts of customer data and host or manage parts of customers' businesses in cloud-based IT environments.

- We rely on third parties and their systems for a number of our business functions and to sell our products and services as distributors, resellers, system vendors and systems integrators.

- Hardware, software and applications that we produce or procure from third parties can contain vulnerabilities, such as the Log4J vulnerability reported in December 2021, that have in the past and could in the future interfere with our systems and processes and compromise and introduce vulnerabilities into our products and services.

- Our leadership position in the enterprise security industry, and the widespread use of our services and products in the computing ecosystem, makes us, our employees and contractors and our products a target of threat actors seeking to compromise product security.

- Our large and globally distributed workforce, many of which "work from anywhere," may increase our exposure to internal threats, social engineering and cyber-attacks.

- Our products, to function as intended, often require heightened permissions within customer environments, and also serve as underlying technology infrastructure for customers' other systems, making our products more attractive targets for malicious actors, including for example, ransomware attackers such as those engaged in the ESXiArgs campaign exploiting known vulnerabilities in servers running outdated versions of VMware's ESXi software.

- We are considered an essential supplier in the digital supply chain for the United States government and other entities, including entities operating critical infrastructure, which makes us and our products a target for those seeking to threaten the confidentiality, availability and integrity of critical infrastructure globally.

Cyber-attacks, which are increasing in number and technical sophistication, threaten to misappropriate our proprietary information, cause interruptions of our IT services, introduce or exploit vulnerabilities or introduce malicious files into our IT systems and our products and services for financial gain and unlawful, fraudulent or other malicious purposes, including rendering customers' core IT infrastructure inoperable. Malicious actors often target company employees and contractors in an effort to compromise our IT systems and products using techniques such as email phishing, credential stuffing, password spraying and social engineering, which risk may be heightened as greater numbers of employees and contractors work remotely. Furthermore, geopolitical tensions, such as the current conflict between Russia and Ukraine, could increase the risk of retaliatory state-sponsored cyber-attacks to exploit vulnerabilities in VMware systems and products. We may not be able to adequately prepare for or mitigate against such attacks, including, among other reasons, because techniques used in such attacks change frequently. This may cause a delay in our detection and response time, which could in turn exacerbate the scope and impact of the compromise of our and our customers' systems.

Unauthorized actors (external malicious actors, including nation states and individuals sponsored by them, as well as internal actors bypassing internal controls) have penetrated our network security and our website in the past and may do so in the future. Malicious actors are also actively probing our environments for exploitable vulnerabilities, including in open-source components we utilize, and will likely continue doing so in the future. We are increasingly targeted by malicious actors who seek to extort or steal funds from companies and employees. Significant and increasing investments of time, resources and management and Board attention have been, and will continue to be, required to anticipate and address cybersecurity risks and incidents. Accordingly, if our cybersecurity risk management program and those of our contractors, partners and vendors is not effective in protecting against, containing or recovering from breaches, internal threats or other incidents, our ability to conduct our business could be damaged in a number of ways, including:

- Commercially and competitively sensitive business information, such as our intellectual property and other proprietary data, could be stolen, exposed or misused;

- our IT systems could be disrupted, and our ability to conduct our business operations could be severely impeded until they are restored and secured;

- our supply chain may be compromised, which may in turn impact the confidentiality, availability and integrity of our internal or customer-facing systems and products;

- our ability to process and electronically deliver customer orders could be degraded, and our distribution channels could be disrupted, resulting in delays in revenue recognition; and

- personal information or data of our customers, employees and business partners could be compromised, misused or lost.

Should any of the above events occur, or are perceived to have occurred, we could be subject to significant claims for damages or injunctive relief from our customers, partners, vendors, or employees (among others); we could face costly and time-intensive investigations, inquiries or actions by regulators or government policymakers, and sanctions, penalties or injunctive demands from governmental agencies under privacy, data protection, cybersecurity, incident notification, or other laws and regulations; our ability to protect our intellectual property rights could be compromised; our ability to attract and retain customers could be negatively impacted; our reputation and competitive position could be materially harmed; we could face material losses as the result of successful financial cyber-fraud schemes; and we could incur significant costs in order to upgrade our cybersecurity systems, remediate damages and defend the Company in any legal, regulatory, legislative or administrative proceedings. Consequently, our business, financial condition and operating results could be materially adversely affected.

Our products and services are highly technical and may contain, or be subject to our own or suppliers', errors, defects or security vulnerabilities.

Our products and services are highly technical and complex and, when deployed, contain errors, defects or security vulnerabilities, some of which may not be discovered before or after a product or service has been released, installed and used by customers. The complexity and breadth of our technical and production environment, which involves multiple and dispersed product and engineering teams in different countries, including China, working on different product initiatives, increases the risk that vulnerabilities or defects are introduced into our products and services and may delay our ability to detect, mitigate or remediate such vulnerabilities. The need to coordinate with multiple parties in the supply chain when vulnerabilities are detected can also delay mitigation or remediation, thereby increasing risks to customers. Our internal logging, alerting, and cyber incident detection mechanisms may not cover every system potentially targeted by threat actors, may not have the capability to detect certain types of unauthorized activities, and may not capture and surface information sufficient to enable us to detect and take responsive action. In addition, our internal access control policies, mechanisms and training, including around credentials security and management, may not be effective in eradicating in all instances previously identified or known risks, particularly in scenarios where our credentials and related policies have been exposed or obtained externally. Employees or contractors have also bypassed our access control mechanisms and introduced vulnerabilities in, and enabled the exploitation of, our IT environments, our software products (and correspondingly our customers' environments), and our subscription and SaaS offerings in the past and may do so in the future.

Security vulnerabilities in our IT environments, software products or customer environments, installation errors or misuse can also lead to increased cybersecurity risks for customers and partners, including unintended access to or exploitation of our products, which risks are exacerbated if customers fail to timely implement (or to implement at all) security recommendations and software updates that we and other IT vendors issue from time to time when significant issues have been identified. Undiscovered or unresolved vulnerabilities in our products or services could expose our customers to hackers, threat actors or other unscrupulous third parties who develop and deploy viruses, worms and other malicious software programs that could attack customers using our products or services. Further, our use of open-source software in our offerings can make our products and services vulnerable to additional security risks not posed by proprietary products.

In the past, VMware has been made aware of public postings by hackers of portions of our proprietary source code. It is possible that the released source code could expose unknown security vulnerabilities in our products and services that could be exploited by hackers or others. In addition, public exposure, or exploitation of vulnerabilities in our products by threat actors, could result in reputational damage and lost customers and could negatively affect our operating results and those of our customers.

VMware products and services are also subject to known and unknown security vulnerabilities resulting from integration with products or services of other companies (such as applications, operating systems or semiconductors).

Actual or perceived errors, defects or security vulnerabilities in our products or services could harm our reputation, result in litigation or regulatory actions or lead some customers to return products or services or cancel subscriptions, reduce or delay future purchases or use competitive products or services, any of which could materially negatively impact our business, operating results and stock price.

Problems with our information systems could interfere with our business and could adversely impact our operations.

We rely on our information systems and those of third parties for fulfilling contractual obligations, including processing customer orders, delivering products and providing services, performing accounting operations, supporting our employees, managing employee data and otherwise running our business. If our systems fail, our disaster and data recovery planning and capacity may prove insufficient to enable timely recovery of important functions and business records. Additionally, our information systems may not efficiently support new business models and initiatives, and significant investments could be required in order to upgrade existing or implement new systems. Business requirements may require additional capabilities including implementation of a new information system. In particular, our systems and operations were built to support a perpetual software licensing model, and significant enhancements are required to support our transition to subscription and SaaS products and services. Further, we continuously work to enhance our information systems, such as our enterprise resource planning software, and the implementation of such enhancements is frequently disruptive to the underlying enterprise, which may especially be the case for us due to the size and complexity of our business, and may disrupt internal controls and business processes that could introduce unintended vulnerability to error. Any such disruption to our information systems and those of the third parties upon whom we rely could have a material impact on our business.

Legal and Compliance Risks

We are involved in litigation, investigations and regulatory inquiries and proceedings that could negatively affect us.

As described in Note D to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K, we are, and may become, involved in various legal and regulatory proceedings, and investigations relating to our business, including with respect to antitrust and competition, breach of contract, class action, commercial, corporate governance, cybersecurity, employment, intellectual property, privacy, securities, and whistleblower matters. Matters such as these may impact our business in different ways. Intellectual property infringement claims, for example, may seek injunctive relief or other court orders that could prevent us from offering our products. As a result, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all, or we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Because we generally indemnify our customers and partners from intellectual property infringement claims in connection with the use of our products, we may be called on to defend these customers and partners in litigation. In addition, we have already been, and may continue to be, subject to demands, claims and lawsuits arising out of Broadcom's proposed acquisition of VMware. We may also be subject to demands, claims, lawsuits, regulatory investigations and Congressional inquiries relating to cybersecurity incidents. From time to time, we also receive inquiries from and have discussions with government entities regarding our compliance with laws and regulations. Such litigation, investigations, regulatory inquiries, and proceedings can be unpredictable and time-consuming, divert management's attention and resources, cause us to incur significant expenses, and could result in ancillary consequences that limit our ability to avail ourselves of certain legal benefits or protections for periods of time. For example, as a result of our settlement with the SEC in September 2022, we no longer qualify for well-known seasoned issuer status, we are ineligible for certain private offering exemptions under the Securities Act that would otherwise make our public offerings of debt more efficient and we are unable to rely on protection of the safe harbor provisions of the

U.S. Private Securities Litigation Reform Act of 1995 again until September 2025. Allegations made in connection with these matters may harm our reputation, regardless of their merit and could have a material adverse impact on our business, financial condition, cash flows or results of operations if decided adversely to or settled by us.

We may not be able to adequately protect our intellectual property rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. As such, despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the U.S. In addition, we rely on confidentiality and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely on "click-wrap" and "shrink-wrap" licenses in some instances.

Detecting and protecting against the unauthorized use of our products, technology proprietary rights and intellectual property rights is expensive, difficult, uncertain and, in some cases, impossible. Litigation is necessary from time to time to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in a substantial loss of our market share.

Actual or perceived non-compliance with privacy and data protection laws, regulations and standards could adversely impact our business.

Our business is subject to laws and regulations by various federal, state and international legislative and governmental agencies responsible for legislating, monitoring and enforcing privacy and data protection laws ("Data Privacy Laws"). The regulatory framework regarding the collection, protection, use, transfer and disclosure of personal information is rapidly evolving, and Data Privacy Laws are subject to new and changing interpretations and amendments, creating uncertainty and additional legal obligations for ourselves, our partners, vendors and customers. We expect that there will continue to be newly proposed or changes to interpretations of existing Data Privacy Laws and industry standards, including self-regulatory standards advocated by industry groups, in various jurisdictions globally, and we may not be able to appropriately anticipate or timely respond to the impacts such and similar developments may have on our business or the businesses of our partners, vendors and customers.

We continue to regularly enhance our policies and controls across our business relating to how we and our business partners collect, protect and use customer and employee personal information. Ongoing changes to the regulatory landscape will likely increase the cost and complexity of our business relationships, internal operations and the delivery of our products and services. In addition, this may affect our ability to run promotions and effectively market our offerings and could subsequently impact the demand for our products and services.

Any actual or perceived failure by us or our business partners to comply with Data Privacy Laws, the privacy commitments contained in our contracts, or the privacy notices we have posted on our website could subject us to investigations, sanctions, enforcement actions, negative financial consequences, civil and criminal liability or injunctions. For example, failure to comply with the EU's General Data Protection Regulation requirements may lead to fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater. Additionally, as a technology provider, our customers expect us to demonstrate compliance with current Data Privacy Laws and further make contractual commitments and implement processes to enable the customer to comply with their own obligations under Data Privacy Laws, and our actual or perceived inability to do so may adversely impact sales of our products and services, particularly to customers in highly regulated industries. As a result, our reputation and brand may be harmed, we could incur significant costs, and our financial and operating results could be materially adversely affected.

Our use of "open source" software in our products could negatively affect our ability to sell our products and subject us to litigation.

Many of our products and services incorporate so-called "open source" software, and we may incorporate open source software into other products and services in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. Open source licensors generally do not provide warranties or assurance of title or controls on origin of the software, which exposes us to potential liability if the software fails to work or infringes the intellectual property of a third party.

We monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend and avoid exposing us to unacceptable financial risk. However, the processes we follow to monitor our use of open source software could fail to achieve their intended result. In addition, although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of terms in most of these licenses, which increases the risk that a court could interpret the licenses differently than we do.

From time to time, we receive inquiries or claims from authors or distributors of open source software included in our products regarding our compliance with the conditions of one or more open source licenses. An adverse outcome to a claim could require us to:

- pay significant damages;

- stop distributing our products that contain the open source software;

- revise or modify our product code to remove alleged infringing code;

- release the source code of our proprietary software; or

- take other steps to avoid or remedy an alleged infringement.

We have faced and successfully defended against allegations of copyright infringement and failing to comply with the terms of an open source license, but we can provide no assurances that we will not face similar lawsuits with respect to our use of open source software in the future, nor what the outcome of any such lawsuits may be.

If we fail to comply with government contracting regulations, our business could be adversely affected.

Our contracts with federal, state, local and non-U.S. governmental customers and our arrangements with distributors and resellers who may sell directly to governmental customers are subject to various procurement regulations, contract provisions and other requirements relating to their formation, administration and performance. Any failure by us to comply with government contracting regulations (such as cybersecurity- and COVID-19-related requirements) could result in the imposition of various civil and criminal penalties, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension from future government contracting, any of which could adversely affect our business, operating results or financial condition. Further, any negative publicity related to our government contracts or any proceedings surrounding them, regardless of accuracy, may damage our business and affect our ability to compete for new contracts.

Some of our directors have potential conflicts of interest with Dell.

The Chairman of our Board of Directors, Michael Dell, is also chairman and chief executive officer of Dell and is a significant stockholder of Dell, and one of our directors, Egon Durban, serves on the Dell board of directors and as managing partner of Silver Lake Partners, a significant stockholder of Dell. Ownership of Dell common stock by our directors and the presence of executive officers or directors of Dell on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Dell that could have different implications for Dell than they do for us. Our Board has approved resolutions that address corporate opportunities that are presented to Messrs. Dell and Durban. These provisions may not adequately address potential conflicts of interest or ensure that potential conflicts of interest will be resolved in our favor. As a result, we may not be able to take advantage of corporate opportunities presented to individuals who are directors of both us and Dell and we may be precluded from pursuing certain growth initiatives.

Risks Related to Owning Our Common Stock

The MSD Stockholders and the SLP Stockholders have significant influence over us, and their interests may conflict with our interests and the interests of our other stockholders.

As a result of the Spin-Off, the entities affiliated with Michael Dell ("MSD Stockholders") and the entities affiliated with Silver Lake Partners ("SLP Stockholders") became direct beneficial holders of VMware with interests representing 39.5% and 9.8%, respectively, of our outstanding stock, based on the number of shares outstanding as of March 21, 2023. As a result, the MSD Stockholders and the SLP Stockholders have significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets. The interests of the MSD Stockholders or the SLP Stockholders could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of voting power held by the MSD Stockholders and SLP Stockholders could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination which we or others of our stockholders may view favorably. Effective upon the consummation of the Spin-Off, we entered into a stockholders agreement pursuant to which the MSD Stockholders have the right to nominate up to two members of our Board and the SLP Stockholders have the right to nominate one member of our Board, subject to maintaining certain ownership thresholds. Michael Dell, the Chairman of our Board, is the first MSD Stockholders nominee; the MSD Stockholders have the right to nominate a second member of the Board. Egon Durban is the SLP Stockholders' nominee. This concentrated control may negatively impact other stockholders' ability to influence corporate matters and may also adversely affect our stock price. The MSD Stockholders and SLP Stockholders collectively beneficially own 65.5% of Dell's outstanding stock as of

March 21, 2023. Accordingly, their interests may not be aligned with other VMware stockholders with respect to actions involving or impacting Dell.

The price of our Common Stock has fluctuated significantly in recent years and may fluctuate significantly in the future.

The trading price of our Common Stock has fluctuated significantly in the past and could fluctuate substantially in the future, and stockholders' investments in our stock could lose some or all of their value. The stock market in general and technology companies in particular have often experienced extreme price and volume fluctuations. Neither the MSD Stockholders nor the SLP Stockholders are restricted from selling their respective shares, and each is entitled to certain registration rights. If a significant number of these shares enters the public trading markets in a short period of time, the market price of our Common Stock may decline. Broad market and industry factors may also decrease the market price of our Common Stock, regardless of our actual operating performance. Additionally, fluctuations and declines in our stock price have been, and in the future may be, due to, among other reasons, the factors discussed in this Risk Factors section and elsewhere in this report, as well as:

- perceived progress, or lack thereof, in the satisfaction of conditions precedent to and speculation regarding the timing of the consummation of our acquisition by Broadcom;

- our ability to meet or exceed the forward-looking guidance we have given, to give forward-looking guidance consistent with past practice and any changes to or withdrawal of previous guidance or long-range targets;

- trading activity by directors, executive officers, significant stockholders or a limited number of stockholders who together beneficially own a significant portion of our outstanding common stock, or the market's perception that such holders intend to sell;

- the inclusion or exclusion of our stock from any trading indices, such as the S&P 500 Index;

- speculation in the press and on social media; and

- changes in recommendations regarding our stock or more favorable relative recommendations about our competitors by the industry or securities analysts who cover and publish about us, our business, our competitors, or the markets in which we compete.

In addition to direct value lost, volatility or declines in our stock price may adversely affect our ability to retain key employees, most of whom are compensated, in part, based on the performance of our stock price. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted, including against us, and, if not resolved swiftly, can result in substantial costs and a diversion of management's attention and resources.

Anti-takeover provisions in Delaware law and our charter documents could discourage takeover attempts.

Certain provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

- the division of our board of directors into three classes, with each class serving for a staggered three-year term, which prevents stockholders from electing an entirely new board of directors at any annual meeting;

- that any director may only be removed for cause and only by the affirmative vote of holders of at least a majority of the votes entitled to be cast to elect any such director;

- the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

- the prohibition of cumulative voting in the election of directors or any other matters, which would otherwise allow less than a majority of stockholders to elect director candidates;

- the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders' meeting;

- the ability of the board of directors to issue, without stockholder approval, up to 100,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock; and

- stockholders may not act by written consent and may not call special meetings of the stockholders.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company and could reduce the price that investors may be willing to pay for shares of our common stock. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and large stockholders, in particular those owning 15% or more of our outstanding voting stock.

Our bylaws provide for an exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws include a provision providing that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

• any derivative action or proceeding brought on our behalf;

• any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees or stockholders to us or to our stockholders;

• any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or

• any action asserting a claim governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934 (the "Exchange Act"). Furthermore, Section 22 of the Securities Act of 1933 (the "Securities Act") creates concurrent jurisdiction for federal and state courts over all such Securities Act actions.

While the Delaware courts have determined that exclusive forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than the one we have designated. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provision of our bylaws, which may require significant expenditures of resources, and, ultimately, there can be no assurance that the provisions would be enforced by a court in those other jurisdictions. This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. If a court were to find the exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs to resolve such action in other jurisdictions.

General Risks

We are exposed to foreign exchange risks.

We conduct a meaningful portion of our business in currencies other than the U.S. dollar, but report our operating results in U.S. dollars. Accordingly, our operating results are subject to fluctuations in currency exchange rates. The realized gain or loss on foreign currency transactions is dependent upon the types of foreign currency transactions into which we enter, the exchange rates associated with these transactions and changes in those rates, the net realized gain or loss on our foreign currency forward contracts, among other factors. Although we hedge a portion of our foreign currency exposure, significant fluctuations in exchange rates between the U.S. dollar and foreign currencies have adversely affected, and may adversely affect in the future, our operating results. For example, the economic uncertainty introduced by Brexit resulted in significant volatility in the value of the British pound and other currencies, and the COVID-19 pandemic has made in the past and may in the future make it more difficult for us to accurately forecast future transactions in foreign currencies and cause us to have to modify hedging positions, thereby adversely impacting the efficacy of our foreign currency hedging strategy and our operating results. Any future weakening of foreign currency exchange rates against the U.S. dollar would likely result in additional adverse impacts on our revenue.

If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings.

We may not realize all the economic benefit from our business acquisitions, which could result in an impairment of goodwill or intangibles. As of February 3, 2023, goodwill and amortizable intangible assets were $9.6 billion and $478 million, respectively. We review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill for impairment at least annually. Factors that may lead to impairment include a substantial decline in stock price and market capitalization or cash flows, reduced future cash flow estimates related to the assets and slower growth rates in our industry. We may be required to record a significant charge in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which would negatively impact our operating results.

Changes in accounting principles and guidance could result in unfavorable accounting charges or effects.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. These principles are subject to interpretation by the SEC and various bodies formed to create and interpret appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a material effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results.

Natural disasters, catastrophic events or geo-political conditions could disrupt our business.

A significant natural disaster, such as an earthquake, fire, flood or other act of God, catastrophic event or pandemic, abrupt political change, terrorist activity and armed conflict, and any similar disruption, as well as any derivative disruption, such as those to services provided through localized physical infrastructure, including utility or telecommunication outages, or any to the continuity of our, our partners' and our customers' workforce, could have a material adverse impact on our business and operating results. Our worldwide operations are dependent on our network infrastructure, internal technology systems and website, as well as our intellectual property and personnel, significant portions of which, including our corporate headquarters, are located in California, a region known for seismic activity, fires and floods. Disruption to these dependencies may negatively impact our ability to respond to customer requests, process orders, provide services and maintain local and global business continuity. Delays or cancellations of customer orders or the deployment or availability of our products and services, for example, could materially impact our revenue. Furthermore, some of our newer product initiatives, offerings and business functions are hosted or carried out by third parties that may be vulnerable to these same types of disruptions, the response to or resolution of which may be beyond our control. Additionally, any such disruption could cause us to incur significant costs to repair damages to our facilities, equipment, infrastructure and business relationships.

Climate change may have a long-term negative impact on our business.

Risks related to rapid climate change, such as extreme weather conditions, sea-level rise, drought, flooding and wildfires, may have an increasingly adverse impact on our business and those of our customers, partners and vendors in the longer term. While we seek to mitigate the business risks associated with climate change for our operations, there are inherent climate-related risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business, whether for our offices, data centers, vendors, customers or other stakeholders, is a priority. Any of our primary locations may be vulnerable to the adverse effects of climate change and the impacts of extreme weather events, which have caused regional short-term systemic failures in the U.S. and elsewhere. For example, our California headquarters are projected to be vulnerable to future water scarcity due to climate change, and unanticipated extreme cold weather has resulted in electrical grid outages in Texas where many of our U.S. employees are located. While this danger currently has a low-assessed risk of disrupting normal business operations in the near term, it has the potential to impact employees' abilities to commute to work or to work from home and stay connected effectively. Climate-related events, including the increasing frequency of extreme weather events, their impact on critical infrastructure in the U.S. and internationally and their potential to increase political instability in regions where we, our customers, partners and our vendors do business, have the potential to disrupt our business, our third-party suppliers, or the business of our customers and partners, and may cause us to experience higher attrition and additional costs to maintain or resume operations. Climate change and environmental regulations may result in changes in the supply, demand or available sources of energy or other resources that could adversely impact the availability or cost of goods and services, including natural resources necessary to run our business. Additionally, changes in climate in the locations where we operate may increase the costs of powering and cooling the computer hardware we use to develop software and deliver our subscription and SaaS-based offerings as well as the costs of carbon offsets that we may procure from time to time as we pursue our net zero carbon objectives.

Social and ethical issues, including our ability to make progress on our ESG goals and commitments, may result in reputational harm and liability.

In December 2020, we announced our 2030 Agenda, which represents our ESG strategy to drive outcomes of sustainability, equity and trust. Our public commitments include promoting environmental sustainability and decarbonization; human capital development and diversity, equity and inclusion; and cybersecurity, privacy, digital ethics and transparent business practices. Each of these are areas of increasing scrutiny from the investment community, customers, employees, partners, suppliers and communities who expect us to report transparently on our progress. In order to meet expectations from our stakeholders, we are working to align our reporting with emerging disclosure and accounting standards such as the Financial Stability Board's Task Force on Climate-Related Financial Disclosures ("TCFD"), the Sustainability Accounting Standards Board ("SASB") and the Global Reporting Initiative ("GRI") as well as potential new disclosure requirements from regulators such as the SEC while we also seek to report timely on progress toward our 2030 Agenda objectives. In order to do so, we are continuing to develop internal operational, information and data assurance systems that will enable us to accurately report on these matters on a timely basis. If we fail to report accurately or on a timely basis or fail to anticipate reporting requirements and expectations in this emerging area, our reputation may be adversely affected, and we could be exposed to increased risk of litigation. Additionally, if we are perceived as failing to make or accurately report on our progress on our ESG goals or to follow through on our commitments, our brand and our reputation may be harmed, we may be exposed to increased risk of litigation, our ability to attract and retain employees may be damaged and our financial performance and stock price may be adversely affected.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

As of February 3, 2023, we owned or leased the facilities described below:

Location		Approximate Sq. Ft.		Principal Use(s)
Palo Alto, CA	owned:	1,603,237	(1)	Executive and administrative offices, sales and marketing and R&D
North and Latin American region......................	leased:	1,661,785		Administrative offices, sales and marketing, R&D and data center
Asia Pacific region	leased:	2,056,720		Administrative offices, sales and marketing, R&D and data center
Europe, Middle East and Africa region	leased:	823,065		Administrative offices, sales and marketing, R&D and data center

[1] Represents all of the right, title and interest purchased in ground leases, which expire in fiscal 2047, covering the property and improvements located at VMware's Palo Alto, California campus.

We believe that our current facilities will support our employee headcount through fiscal 2024 while working in a distributed manner that empowers our people to work from any location, consistent with business requirements. We review our real estate on an ongoing basis to support our growing employee base and operational excellence.

ITEM 3.   LEGAL PROCEEDINGS

Refer to Note D to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for a description of legal proceedings. See also the risk factor entitled "We are involved in litigation, investigations and regulatory inquiries and proceedings that could negatively affect us" in Part I, Item 1A of this Annual Report on Form 10-K for a discussion of potential risks to our results of operations and financial condition that may arise from legal proceedings.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

Form 10-K

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock, par value $0.01 per share ("Class A Stock"), trades on the New York Stock Exchange under the symbol VMW.

Holders

As of March 21, 2023, we had 3,768 holders of record of our Class A Stock.

Dividends

Subsequent to our initial public offering in August 2007, we have not declared or paid regular cash dividends on our common stock.

On November 1, 2021, our spin-off from Dell Technologies Inc. ("Dell") was completed (the "Spin-Off"), and, in accordance with the related Separation and Distribution Agreement, effective as of April 14, 2021, upon the satisfaction of all conditions and immediately prior to the Spin-Off, we paid an $11.5 billion cash dividend, pro rata, to each of the holders of Class A Stock and Class B convertible common stock ("Class B Stock"), including Dell (the "Special Dividend") as of October 29, 2021 (the "Record Date").

We currently do not anticipate declaring any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

From time to time, we repurchase stock pursuant to authorized stock repurchase programs in open market transactions as permitted by securities laws and other legal requirements. We are not obligated to purchase any shares under our stock repurchase programs. The timing of any repurchases and the actual number of shares repurchased depends on a variety of factors, including our stock price, cash requirements for operations and business combinations, corporate and regulatory requirements and other market and economic conditions. Purchases may be discontinued at any time we believe additional purchases are not warranted. All shares repurchased under our stock repurchase programs are retired.

On October 7, 2021, our Board authorized the repurchase of up to $2.0 billion of our Class A Stock through the end of fiscal 2024, effective on November 1, 2021. As of February 3, 2023, the cumulative authorized amount remaining for stock repurchases was $1.6 billion. In connection with our entry into an Agreement and Plan of Merger with Broadcom Inc. on May 26, 2022, we suspended our stock repurchase program and did not repurchase Class A Stock subsequent to the first quarter of fiscal 2023.

Stock Performance Graph

The graph below compares the cumulative total stockholder return on our Class A Stock with the cumulative total return on the S&P 500 Index and the S&P 500 Systems Software index for the period beginning on February 2, 2018 through February 3, 2023, assuming an initial investment of $100. The stockholder return assumes reinvestment of dividends.



Comparison of Cumulative Five Year Total Return

	Base Period 2/2/2018	2/1/2019	1/31/2020	1/29/2021	1/28/2022	2/3/2023
VMware, Inc.	$ 100.00	$ 147.64	$ 145.23	$ 135.22	$ 154.43	$ 145.62
S&P 500 Index	100.00	99.94	121.49	142.45	172.36	163.58
S&P 500 Systems Software Index	100.00	112.15	177.59	243.46	323.99	278.94

Note: The stock price performance shown on the graph above is not necessarily indicative of future price performance. This graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filing.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis is provided in addition to the accompanying consolidated financial statements and notes to assist in understanding our results of operations and financial condition.

Our fiscal year is the 52 or 53 weeks ending on the Friday nearest to January 31 of each year. We refer to our fiscal year ending February 2, 2024, and fiscal years ended February 3, 2023, January 28, 2022 and January 29, 2021 as "fiscal 2024," "fiscal 2023," "fiscal 2022" and "fiscal 2021," respectively. Fiscal 2023 was a 53-week fiscal year, while fiscal 2024, fiscal 2022 and fiscal 2021 are each 52-week fiscal years.

Period-over-period changes are calculated based upon the respective underlying non-rounded data. Unless the context requires otherwise, we are referring to VMware, Inc. and its consolidated subsidiaries when we use the terms "VMware," the "Company," "we," "our" or "us."

Discussion regarding our financial condition, results of operations and income tax provision for fiscal 2022 as compared to fiscal 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 24, 2022.

Overview

We originally pioneered the development and application of virtualization technologies with x86 server-based computing, separating application software from the underlying hardware, and then evolved to become the private cloud and mobility management leader. Building upon that leadership, we are focused on becoming the multi-cloud leader. Information technology ("IT") driven innovation continues to disrupt markets and industries. Technologies emerge faster than organizations can absorb, creating increasingly complex environments. Organizations' IT departments and corporate divisions are working at an accelerated pace to harness new technologies, platforms and cloud models, ultimately guiding businesses and their product teams through a digital transformation. To take on these challenges, we are helping customers drive their multi-cloud strategy by providing the multi-cloud platform for all applications, enabling digital innovation and enterprise control.

Our portfolio supports and addresses our customers' key priorities, including modernizing their applications, managing multi-cloud environments, accelerating their cloud journey, modernizing the network using commodity hardware, embracing zero-trust security and empowering anywhere workspaces. We enable digital transformation of customers' applications, infrastructure and operations for their constantly evolving business and employee needs.

End users can purchase the full breadth of our subscription, software-as-a-service ("SaaS"), license and services portfolio through discrete purchases or through enterprise agreements ("EAs"). EAs are sold to our direct customers and through channel partners and can include our license, multi-year maintenance and support, subscription and SaaS offerings.

During fiscal 2023, we continued to see an increase in the portion of our sales occurring through our subscription and SaaS offerings compared to the portion of our on-premises solutions sold as perpetual licenses. We expect this trend to continue, and as a result, a greater portion of our revenue will be recognized over time as subscription and SaaS revenue rather than license revenue, which is typically recognized in the fiscal period in which sales occur. As this trend continues, the rate of growth in our license revenue, which has historically been viewed as a leading indicator of our business performance, has and will likely continue to be less relevant on a standalone basis, and we believe that the overall growth rate of our combined license and subscription and SaaS revenue and annual recurring revenue for subscription and SaaS, as well as the growth of our remaining performance obligations, will become better indicators of our future growth prospects. In addition, our operating margin was negatively impacted in fiscal 2023 as a result of our incremental investment in our subscription and SaaS portfolio. We expect this trend to continue in fiscal 2024 as we continue our transition to subscription and SaaS.

Broadcom Merger Agreement

On May 26, 2022, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Broadcom Inc. ("Broadcom"). Under the terms of the Merger Agreement, each share of our Class A common stock ("Common Stock"), par value $0.01 per share, issued and outstanding immediately prior to the effective time of the transaction will be indirectly converted into the right to receive, at the election of the holder of such share of Common Stock, and subject to proration in accordance with the Merger Agreement as described below: (i) $142.50 per share in cash, without interest (the "Cash Consideration"), or (ii) 0.25200 (the "Exchange Ratio") shares of common stock, par value $0.001 per share, of Broadcom ("Broadcom Common Stock", and such consideration, the "Stock Consideration"). The stockholder election will be subject to a proration mechanism, such that the total number of shares of Common Stock entitled to receive the Cash Consideration, and the total number of shares of Common Stock entitled to receive the Stock Consideration, will, in each case, be equal to 50% of the aggregate number of shares of Common Stock issued and outstanding immediately prior to the consummation of the transaction. Holders of Common Stock that do not make an election will be treated as having elected to receive the Cash Consideration or the Stock Consideration in accordance with the proration methodology in the Merger Agreement.

The transaction, which is expected to be consummated in Broadcom's fiscal year 2023, was approved by our shareholders at a special meeting held on November 4, 2022 but remains subject to the receipt of regulatory approvals and other customary closing conditions. On February 17, 2023, in accordance with the Merger Agreement, we and Broadcom each delivered to the other a mutual notice to extend the Outside Date (as defined in the Merger Agreement) to May 26, 2023. If the Closing Effective Date (as defined in the Merger Agreement) has not occurred, similar three-month extensions could be noticed by either party (or mutually) five business days prior to each of May 26 and August 26, 2023. If the transaction is consummated, the Common Stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended.

Business Operations in Russia

In response to Russian military actions in Ukraine, we suspended sales and services in Russia and Belarus, including support on existing contracts and professional services in the first quarter of fiscal 2023. Furthermore, the United States ("U.S.") and other countries have imposed sanctions on Russia that have impacted our future revenue streams from affected customers. During the second quarter of fiscal 2023, we ceased our business operations in Russia entirely.

The impact of these events on our consolidated financial statements during fiscal 2023 was not material as a percentage of total consolidated revenue, and we do not expect the impact to be material in future periods. We do not expect the cessation of business operations will have an impact on our existing contracts with customers in Russia and Belarus if U.S. and international restrictions and sanctions are lifted. We continue to closely monitor the ongoing situation in Russia and Belarus.

Results of Operations

Approximately 70% of our sales are denominated in the U.S. dollar. In certain countries, however, we also invoice and collect in various foreign currencies, principally euro, British pound, Japanese yen, Australian dollar and Chinese renminbi. In addition, we incur and pay operating expenses in currencies other than the U.S. dollar. As a result, our financial statements, including our revenue, operating expenses, unearned revenue and the resulting cash flows derived from the U.S. dollar equivalent of foreign currency transactions, are affected by foreign exchange fluctuations.

Revenue

Our revenue during the periods presented was as follows (dollars in millions):

| | For the Year Ended | | | Fiscal Year 2023 vs. 2022 | | Fiscal Year 2022 vs. 2021 | |
	February 3, 2023	January 28, 2022	January 29, 2021	$ Change	% Change	$ Change	% Change
Revenue:							
License	$ 2,835	$ 3,128	$ 3,033	$ (294)	(9)%	$ 95	3 %
Subscription and SaaS	4,012	3,205	2,587	808	25	617	24
Total license and subscription and SaaS	6,847	6,333	5,620	514	8	713	13
Services:							
Software maintenance	5,281	5,356	5,105	(75)	(1)	252	5
Professional services	1,222	1,162	1,042	60	5	120	11
Total services	6,503	6,518	6,147	(15)	—	371	6
Total revenue	$ 13,350	$ 12,851	$ 11,767	$ 499	4	$ 1,084	9
Revenue:							
United States	$ 6,528	$ 6,232	$ 5,878	$ 297	5 %	$ 354	6 %
International	6,822	6,619	5,889	203	3	730	12
Total revenue	$ 13,350	$ 12,851	$ 11,767	$ 499	4	$ 1,084	9

Revenue from our subscription offerings consisted primarily of our VMware Cloud Provider Program cloud-based offerings that are billed to customers on a consumption basis and revenue from VMware Tanzu and other offerings that are billed on a subscription basis. Revenue from our SaaS offerings consisted primarily of our Workspace ONE, VMware Carbon Black Cloud, VMware Aria and VMware Cloud on AWS.

License revenue relating to the sale of on-premises licenses that are part of a multi-year contract is generally recognized upon delivery of the underlying license, whereas revenue derived from our subscription and SaaS offerings is generally recognized over time as customers consume the services or ratably over the term of the subscription, commencing upon provisioning of the service.

As customers adopt our subscription and SaaS offerings, license and software maintenance revenue has been, and may continue to be, lower and subject to greater fluctuation in the future, driven by a higher proportion of our sales occurring through our subscription and SaaS offerings as well as the variability of large deals between fiscal quarters, which deals historically have had a large license revenue impact.

Furthermore, during the second half of fiscal 2023, we introduced termination for convenience ("TFC") clauses with respect to term-based license offerings in certain EAs. Revenue from such term-based license offerings subject to TFC clauses is recognized ratably as subscription and SaaS revenue, rather than as license revenue, due to the requirement to refund any unused, pre-paid fees upon termination. Any concentration of such sales in any given future period could have a material negative impact on our license revenue in such future periods.

License Revenue

License revenue decreased during fiscal 2023 compared to fiscal 2022, largely due to increased sales occurring through our subscription and SaaS offerings compared to the portion of our on-premises solutions sold as perpetual licenses, as we continue to transition our portfolio from a perpetual license model to subscription and SaaS offerings.

Subscription and SaaS Revenue

Subscription and SaaS revenue increased during fiscal 2023 compared to fiscal 2022, primarily due to increased sales of our VMware Aria, Workspace ONE, VMware Cloud on AWS and other major hyperscalers, and VMware Tanzu offerings.

Annual recurring revenue ("ARR") represents the annualized value of our committed customer subscription and SaaS contracts as of the end of the reporting period, assuming any contract that expires during the next 12 months is renewed on its existing terms and any applicable TFC rights are not exercised, except that, for consumption-based subscription and SaaS offerings, ARR represents the annualized quarterly revenue based on revenue recognized for the current reporting period. ARR is an operating measure we use to assess the strength of our subscription and SaaS offerings. ARR is a performance metric and should be viewed independently of, and not as a substitute for or combined with, revenue and unearned revenue. ARR was $4.7 billion as of February 3, 2023 and $3.6 billion as of January 28, 2022.

Services Revenue

Software maintenance revenue decreased during fiscal 2023 compared to fiscal 2022, largely due to the continued shift in demand from our on-premises licenses sold with the associated software maintenance to cloud-based solutions. In each period presented, customers purchased, on a weighted-average basis, greater than three years of support and maintenance with each new license purchased.

Professional services revenue increased during fiscal 2023 compared to fiscal 2022. Services we provide through our consultants and technical account managers, and our continued focus on solution deployments, including our networking, security, cloud management and anywhere workspace offerings, contributed to the increase in professional services revenue. Our professional services revenue may vary, as we continue to enable our partners to deliver professional services for our solutions. Further, the timing of services rendered will also impact the amount of professional services revenue we recognize during a period.

Unearned Revenue

Unearned revenue as of the periods presented consisted of the following (table in millions):

	February 3, 2023	January 28, 2022
Unearned license revenue	$ 21	$ 19
Unearned subscription and SaaS revenue	4,401	2,669
Unearned software maintenance revenue	6,805	7,208
Unearned professional services revenue	1,516	1,326
Total unearned revenue	$ 12,743	$ 11,222

Unearned subscription and SaaS revenue is generally recognized over time as customers consume the services or ratably over the term of the subscription, commencing upon provisioning of the service.

Unearned software maintenance revenue is attributable to our maintenance contracts and is generally recognized ratably over the contract duration. The weighted-average remaining contractual term as of February 3, 2023 was approximately two years. Unearned professional services revenue results primarily from prepaid professional services and is generally recognized as the services are performed.

Remaining Performance Obligations and Backlog

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price in contracts allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include unearned revenue, multi-year contracts with future installment payments and certain unfulfilled orders against accepted, non-cancellable customer contracts at the end of any given period.

As of February 3, 2023, the aggregate transaction price allocated to remaining performance obligations was $13.6 billion, of which approximately 54% is expected to be recognized as revenue over the next twelve months and the remainder thereafter. As of January 28, 2022, the aggregate transaction price allocated to remaining performance obligations was $12.0 billion, of which approximately 57% was expected to be recognized as revenue during fiscal 2023 and the remainder thereafter.

Remaining performance obligations did not include customer prepayments received for contracts that include certain cancellation rights, such as termination for convenience, which were included in customer deposits on the consolidated balance sheets and were $681 million as of February 3, 2023.

Backlog

Backlog is comprised of unfulfilled purchase orders or unfulfilled executed agreements at the end of a given period and is net of related estimated rebates and marketing development funds. Backlog consists of licenses, subscription and SaaS and services. As of February 3, 2023, our total backlog was $72 million, substantially all of which consisted of orders received on the last day of the quarter that were not shipped or provisioned to customers, and orders held due to our export control process. Backlog related to license was not material as of February 3, 2023. Backlog excluded from the remaining performance obligations because such contracts are subject to cancellation until the performance obligation is fulfilled was not material as of February 3, 2023.

As of January 28, 2022, our total backlog was $88 million and our backlog related to licenses was $14 million. For our backlog related to licenses, we generally expect to deliver and recognize revenue during the following quarter. Backlog totaling $36 million as of January 28, 2022 was excluded from the remaining performance obligations because such contracts are subject to cancellation until the performance obligation is fulfilled.

The amount and composition of backlog will fluctuate period to period. We do not believe the amount of backlog is indicative of future sales or revenue or that the mix of backlog at the end of any given period correlates with actual sales performance of a particular geography or particular products and services.

Cost of License Revenue, Cost of Subscription and SaaS Revenue, Cost of Services Revenue and Operating Expenses

Collectively, our cost of revenues and operating expenses primarily reflected increasing cash-based employee-related expenses, driven by an increase in headcount and salaries and the extra week in fiscal 2023.

Cost of License Revenue

Cost of license revenue primarily consists of the cost of fulfillment of our SD-WAN offerings, royalty costs in connection with technology licensed from third-party providers and amortization of intangible assets. The cost of fulfillment of our software and hardware SD-WAN offerings includes personnel costs and related overhead associated with delivery of our products.

Cost of license revenue during the periods presented was as follows (dollars in millions):

| | For the Year Ended | | | Fiscal Year 2023 vs. 2022 | | Fiscal Year 2022 vs. 2021 | |
	February 3, 2023	January 28, 2022	January 29, 2021	$ Change	% Change	$ Change	% Change
Cost of license revenue	$ 153	$ 151	$ 162	$ 2	1 %	$ (11)	(7)%
Stock-based compensation..........	1	1	1	—	3	—	(14)
Total expenses	$ 154	$ 152	$ 163	$ 2	1	$ (11)	(7)
% of License revenue	*5 %*	*5 %*	*5 %*				

Cost of license revenue remained relatively flat in fiscal 2023 compared to fiscal 2022.

Cost of Subscription and SaaS Revenue

Cost of subscription and SaaS revenue primarily includes personnel costs and related overhead associated with hosted services supporting our SaaS offerings. Additionally, cost of subscription and SaaS revenue also includes depreciation of equipment supporting our subscription and SaaS offerings.

Cost of subscription and SaaS revenue during the periods presented was as follows (dollars in millions):

| | For the Year Ended | | | Fiscal Year 2023 vs. 2022 | | Fiscal Year 2022 vs. 2021 | |
	February 3, 2023	January 28, 2022	January 29, 2021	$ Change	% Change	$ Change	% Change
Cost of subscription and SaaS revenue	$ 763	$ 669	$ 569	$ 93	14 %	$ 100	18 %
Stock-based compensation..........	25	21	19	5	22	2	9
Total expenses	$ 788	$ 690	$ 588	$ 98	14	$ 102	17
% of Subscription and SaaS revenue....	*20 %*	*22 %*	*23 %*				

Cost of subscription and SaaS revenue increased in fiscal 2023 compared to fiscal 2022. The increase was primarily driven by growth in costs associated with hosted services to support our SaaS offerings of $56 million and growth in cash-based employee-related cost of $30 million, which was primarily driven by incremental growth in headcount. In addition, the increase was driven by increased equipment and depreciation of $23 million. These increases were partially offset by decreased amortization of intangible assets of $26 million.

Cost of Services Revenue

Cost of services revenue primarily includes the costs of personnel and related overhead to deliver technical support for our products and costs to deliver professional services. Additionally, cost of services revenue includes depreciation of equipment supporting our service offerings.

Cost of services revenue during the periods presented was as follows (dollars in millions):

| | For the Year Ended | | | Fiscal Year 2023 vs. 2022 | | Fiscal Year 2022 vs. 2021 | |
	February 3, 2023	January 28, 2022	January 29, 2021	$ Change	% Change	$ Change	% Change
Cost of services revenue	$ 1,434	$ 1,337	$ 1,193	$ 98	7 %	$ 143	12 %
Stock-based compensation..........	106	92	99	13	15	(7)	(7)
Total expenses	$ 1,540	$ 1,429	$ 1,292	$ 112	8	$ 137	11
% of Services revenue	*24 %*	*22 %*	*21 %*				

Cost of services revenue increased in fiscal 2023 compared to fiscal 2022. The increase was primarily due to growth in cash-based employee-related expenses of $73 million, primarily driven by incremental growth in headcount and salaries and the extra week in fiscal 2023, as well as merger-related costs incurred related to our pending acquisition by Broadcom ("Merger-Related Costs"), such as retention compensation incurred to preserve our business organization through the consummation of the merger ("Retention Compensation") of $17 million during fiscal 2023. The increase was also driven by increased stock-based compensation expense, primarily driven by increased restricted stock unit ("RSU") awards granted to our employees.

Research and Development Expenses

Research and development expenses include personnel and related overhead costs associated with the development of our products and services offerings. We continue to invest in and focus on expanding our subscription and SaaS offerings.

Research and development expenses during the periods presented were as follows (dollars in millions):

| | For the Year Ended | | | | | Fiscal Year 2023 vs. 2022 | | Fiscal Year 2022 vs. 2021 | |
	February 3, 2023		January 28, 2022		January 29, 2021	$ Change	% Change	$ Change	% Change
Research and development	$	2,701	$	2,529	$ 2,292	$ 172	7 %	$ 237	10 %
Stock-based compensation..........		616		528	524	88	17	4	1
Total expenses	$	3,317	$	3,057	$ 2,816	$ 260	9	$ 241	9
% of Total revenue ..		*25 %*		*24 %*	*24 %*				

Research and development expenses increased in fiscal 2023 compared to fiscal 2022. The increase was primarily due to growth in cash-based employee-related expenses of $167 million, primarily driven by incremental growth in salaries and the extra week in fiscal 2023. The increase was also driven by increased stock-based compensation expense of $88 million, primarily driven by increased RSU awards granted to our employees, and increased equipment, depreciation and facilities-related costs of $32 million. These increases were partially offset by increased capitalized internal-use software development costs of $58 million.

Sales and Marketing Expenses

Sales and marketing expenses include personnel costs, sales commissions and related overhead associated with the sale and marketing of our license, subscription and SaaS and services offerings, as well as the cost of product launches and marketing initiatives. A significant portion of our sales commissions are deferred and recognized over the expected period of benefit.

Sales and marketing expenses during the periods presented were as follows (dollars in millions):

| | For the Year Ended | | | | | Fiscal Year 2023 vs. 2022 | | Fiscal Year 2022 vs. 2021 | |
	February 3, 2023		January 28, 2022		January 29, 2021	$ Change	% Change	$ Change	% Change
Sales and marketing................	$	4,015	$	3,765	$ 3,389	$ 249	7 %	$ 375	11 %
Stock-based compensation..........		376		302	322	74	25	(20)	(6)
Total expenses	$	4,391	$	4,067	$ 3,711	$ 324	8	$ 356	10
% of Total revenue ..		*33 %*		*32 %*	*32 %*				

Sales and marketing expenses increased in fiscal 2023 compared to fiscal 2022. The increase was primarily due to higher commission costs of $83 million, resulting from increased sales volume, and an increase in costs incurred for sales enablement-based initiatives of $75 million. The increase was also driven by increased stock-based compensation of $74 million, primarily driven by increased RSU awards granted to our employees and an increase in cash-based employee-related expenses of $71 million, primarily driven by incremental growth in salaries and the extra week in fiscal 2023. In addition, the increase was driven by increased equipment and depreciation of $28 million and increased Retention Compensation of $15 million. These increases were partially offset by decreased amortization of intangible assets of $23 million.

General and Administrative Expenses

General and administrative expenses include personnel and related overhead costs to support the business. These expenses include the costs associated with finance, human resources, IT infrastructure and legal, as well as expenses related to corporate costs and initiatives.

General and administrative expenses during the periods presented were as follows (dollars in millions):

| | For the Year Ended | | | Fiscal Year 2023 vs. 2022 | | Fiscal Year 2022 vs. 2021 | |
	February 3, 2023	January 28, 2022	January 29, 2021	$ Change	% Change	$ Change	% Change
General and administrative	$ 964	$ 937	$ 610	$ 26	3 %	$ 327	54 %
Stock-based compensation	166	131	157	35	27	(26)	(17)
Total expenses	$ 1,130	$ 1,068	$ 767	$ 62	6	$ 301	39
% of Total revenue ..	*8 %*	*8 %*	*7 %*				

General and administrative expenses increased in fiscal 2023 compared to fiscal 2022. The increase was primarily driven by increased cash-based employee-related expenses of $41 million, primarily driven by an increase in salaries, as well as increased stock-based compensation of $35 million, primarily driven by increased RSU awards granted to our employees. The increase was also driven by Merger-Related Costs of $55 million and Retention Compensation of $32 million. These increases were partially offset by the absence of certain costs incurred during fiscal 2022 related to the Spin-Off, such as legal and advisory fees, of $73 million, as well as decreased costs of $40 million relating to installment payments to certain employees as part of prior period acquisitions, which were subject to the achievement of specified employment conditions.

Investment Income

Investment income during the periods presented was as follows (dollars in millions):

| | For the Year Ended | | | Fiscal Year 2023 vs. 2022 | | Fiscal Year 2022 vs. 2021 | |
	February 3, 2023	January 28, 2022	January 29, 2021	$ Change	% Change	$ Change	% Change
Investment income..	$ 65	$ 2	$ 7	$ 64	3,867 %	$ (6)	(78)%
% of Total revenue ..	*— %*	*— %*	*— %*				

Investment income increased in fiscal 2023 compared to fiscal 2022, primarily driven by increased interest income earned on our cash equivalents resulting from higher yields.

Interest Expense

Interest expense during the periods presented was as follows (dollars in millions):

| | For the Year Ended | | | Fiscal Year 2023 vs. 2022 | | Fiscal Year 2022 vs. 2021 | |
	February 3, 2023	January 28, 2022	January 29, 2021	$ Change	% Change	$ Change	% Change
Interest expense	$ 304	$ 252	$ 204	$ 52	21 %	$ 48	24 %
% of Total revenue ..	*2 %*	*2 %*	*2 %*				

Interest expense increased in fiscal 2023 compared to fiscal 2022. The increase was primarily driven by the senior unsecured term loan facility on which we drew down on November 1, 2021. Interest expense on the term loan facility was $57 million in fiscal 2023 and was not material in fiscal 2022.

Refer to Note I to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding the our outstanding indebtedness.

Other Income (Expense), net

Other income (expense), net during the periods presented was as follows (dollars in millions):

	For the Year Ended			Fiscal Year 2023 vs. 2022		Fiscal Year 2022 vs. 2021	
	February 3, 2023	January 28, 2022	January 29, 2021	$ Change	% Change	$ Change	% Change
Other income (expense), net..........	$ 9	$ (52)	$ 191	$ 60	118 %	$ (242)	(127)%
% of Total revenue ..	— %	— %	2 %				

The change in other income (expense), net in fiscal 2023 compared to fiscal 2022 was primarily driven by changes in gains and losses, whether realized or unrealized, on our investments in equity securities, as well as changes in gains and losses on foreign currency exchange.

Pursuant to a tax matters agreement entered into with Dell effective April 14, 2021 (the "Tax Matters Agreement"), we have agreed to indemnify one another for certain tax liabilities or tax benefits relating to periods prior to our spin-off from Dell on November 1, 2021 and certain adjustments to these amounts that will be recognized in future periods will be recorded in other income (expense), net on the consolidated statements of income. While the adjustments recognized were not material in fiscal 2023, we cannot reasonably predict the amount that we may receive or pay in future periods, which could introduce significant risk of variability to our consolidated statements of income.

Income Tax Provision

The following table summarizes our income tax provision during the periods presented (dollars in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Income tax provision	$ 478	$ 265	$ 324
Effective income tax rate...	26.7 %	12.7 %	13.6 %

The change in our effective income tax rate for fiscal 2023 compared to fiscal 2022 was primarily driven by a higher effective income tax rate for fiscal 2023 due to the increase in global intangible low-taxed income ("GILTI") from the impacts of Internal Revenue Code Section 174 research and development expense capitalization ("Section 174"), which was part of the U.S. Tax Cuts and Jobs Act enacted on December 22, 2017 (the "2017 Tax Act") and became effective beginning in fiscal 2023. As we record impacts of GILTI as a period cost, the capitalization of foreign research and experimental costs in GILTI increases our provision for income taxes. The increase in our effective income tax rate was also driven by a decrease in foreign tax credit ("FTC") benefit due to the disallowance of credits for certain foreign tax expenses resulting from the final FTC regulations effective for us beginning in fiscal 2023.

Prior to the Spin-Off, our financial results were included in the Dell consolidated tax return for U.S. federal income tax purposes, but our income tax provision or benefit was calculated primarily as though we were a separate taxpayer, with certain transactions between us and Dell being assessed using consolidated tax return rules. As a result of the Spin-Off, we are no longer a member of the Dell consolidated tax group, and our U.S. federal income tax will be reported separately from that of the Dell consolidated tax group. We and Dell have agreed to indemnify one another, pursuant to the Tax Matters Agreement, for certain tax liabilities or tax benefits relating to periods prior to the Spin-Off and certain adjustments to these amounts that will be recognized in future periods will be recorded in other income (expense), net on the consolidated statements of income. The actual amount that we may receive from or pay to Dell could vary depending on the outcome of tax matters arising from Dell's future tax audits, which may not be resolved for years. Refer to Note O to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for more information.

Our effective tax rate in the future will depend upon the proportion of our income before provision for income taxes earned in the U.S. and in jurisdictions with a tax rate lower than the U.S. statutory rate. Our non-U.S. earnings are primarily earned by our subsidiary organized in Ireland, where the rate of taxation is lower than our U.S. tax rate and, as such, our annual effective tax rate can be significantly affected by the composition of our earnings in U.S. and non-U.S. jurisdictions. Our future effective tax rate may be affected by such factors as: changes in our business; changes in tax laws or statutory rates; changing interpretation of existing laws or regulations; the impact of accounting for stock-based compensation; the recognition of excess tax benefits or tax deficiencies within the income tax provision or benefit in the period in which they occur; the impact of accounting for business combinations; shifts in the amount of earnings in the U.S. compared with other regions in the world; overall levels of income before tax; changes in our international organization; the expiration of statute of limitations; and settlements of audits.

The Inflation Reduction Act (the "IRA") was enacted in August 2022, and became effective for us commencing with our fiscal 2024. The key tax provisions of the IRA relate to a new 15% corporate alternative minimum tax on adjusted financial statement income for companies with profits greater than $1.0 billion and a 1% excise tax on stock repurchases by publicly traded companies. We will continue to evaluate the impact to us as further guidance becomes available.

Our Relationship with Dell

Transactions with Dell continue to be considered related party transactions following the Spin-Off due to the MSD Stockholders' and SLP Stockholders' direct ownership in both VMware and Dell, as well as Mr. Dell's executive position with Dell.

On November 1, 2021, in connection with the Spin-Off, we entered into the Commercial Framework Agreement with Dell to provide a framework under which our strategic commercial relationship will continue, particularly with respect to projects mutually agreed as having the potential to accelerate the growth of an industry, product, service, or platform that may provide the parties with a strategic market opportunity. The Commercial Framework Agreement has an initial term of five years, with automatic one-year renewals occurring annually thereafter, subject to certain terms and conditions.

The information provided below includes a summary of transactions with Dell.

Transactions with Dell

We engaged with Dell in the following ongoing related party transactions, which resulted in revenue and receipts, and unearned revenue for us:

- Pursuant to original equipment manufacturer ("OEM") and reseller arrangements, Dell integrates or bundles our products and services with Dell's products and sells them to end users. Dell also acts as a distributor, purchasing our standalone products and services for resale to end-user customers through VMware-authorized resellers. Revenue under these arrangements is presented net of related marketing development funds and rebates paid to Dell. In addition, we provide professional services to end users based upon contractual agreements with Dell.

- Dell purchases products and services from us for its internal use.

- From time to time, we and Dell enter into agreements to collaborate on technology projects, in connection with which Dell pays us for services or reimburses us for costs.

During the years ended February 3, 2023, January 28, 2022 and January 29, 2021, revenue from Dell accounted for 38%, 38% and 35% of our consolidated revenue, respectively. During the years ended February 3, 2023, January 28, 2022 and January 29, 2021, revenue recognized on transactions where Dell acted as an OEM accounted for 14%, 13% and 12% of total revenue from Dell, respectively, and 5%, 5% and 4% of our consolidated revenue, respectively.

Dell purchases our products and services directly from us, as well as through our channel partners. Information about our revenue and receipts, and unearned revenue from such arrangements, for the periods presented consisted of the following (table in millions):

	Revenue and Receipts			Unearned Revenue	
	For the Year Ended			As of	
	February 3, 2023	January 28, 2022	January 29, 2021	February 3, 2023	January 28, 2022
Reseller revenue	$ 5,039	$ 4,764	$ 4,053	$ 6,145	$ 5,550
Internal-use revenue	54	56	63	19	39

Receipts from Dell for collaborative technology projects were not material during the periods presented.

Sales through Dell as a distributor, which is included in reseller revenue, comprise the largest route-to-market for our sales.

Customer deposits resulting from transactions with Dell were $766 million and $298 million as of February 3, 2023 and January 28, 2022, respectively.

We engaged with Dell in the following ongoing related party transactions, which resulted in costs to us:

- We purchase and lease products and purchase services from Dell.

- From time to time, we and Dell enter into agreements to collaborate on technology projects, in connection with which we pay Dell for services it provides to us.

- Through the end of fiscal 2023, in certain geographic regions where we did not have an established legal entity, we contracted with Dell subsidiaries for support services and support from Dell personnel who were managed by us. The costs incurred by Dell on our behalf related to these employees were charged to us with a mark-up intended to approximate costs that would have been incurred had we contracted for such services with an unrelated third party. These costs are included as expenses on our consolidated statements of income and primarily include salaries, benefits, travel and occupancy expenses. Beginning with the first quarter of fiscal 2024, we no longer contract for such services and support.

- Prior to the Spin-Off, in certain geographic regions, Dell filed a consolidated indirect tax return, which included value added taxes and other indirect taxes collected by us from our customers. We remitted the indirect taxes to Dell, and Dell remitted the tax payment to the foreign governments on our behalf.

- We have agency arrangements with Dell that enable us to sell our subscriptions and services, leveraging the Dell enterprise relationships and end customer contracts.

Information about our payments for such arrangements during the periods presented consisted of the following (table in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Purchases and leases of products and purchases of services[1]	$ 186	$ 228	$ 206
Dell subsidiary support and administrative costs	6	38	74

[1] Amount includes indirect taxes that were remitted to Dell during the periods presented.

We also purchase Dell products through Dell's channel partners, however such amounts were not material during the periods presented.

From time to time, we and Dell also enter into joint marketing, sales, branding and product development arrangements, for which both parties may incur costs.

Dell Financial Services ("DFS")

DFS provides financing to certain of our end users at our end users' discretion. Upon acceptance of the financing arrangement by both our end users and DFS, amounts classified as trade accounts receivable are reclassified to the current portion of due from related parties on the consolidated balance sheets. Revenue recognized on transactions financed through DFS was recorded net of financing fees. Financing fees on arrangements accepted by both parties were $33 million, $29 million and $60 million during the years ended February 3, 2023, January 28, 2022 and January 29, 2021, respectively.

Due To/From Related Parties

Amounts in the current and non-current portions of due from related parties and due to related parties on the consolidated balance sheets as of February 3, 2023 and January 28, 2022 included amounts due to Dell pursuant to the Tax Matters Agreement. Refer to Note O to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for more information.

Amounts included in the current portion of due from related parties, with the exception of DFS and tax obligations, are settled in cash within 60 days of each quarter-end.

Special Dividend

On November 1, 2021, we paid an $11.5 billion Special Dividend, pro rata, to each of the holders of Class A Stock and Class B Stock, including Dell, as of the Record Date. Based upon the number of shares of common stock held by Dell as of the Record Date, approximately $9.3 billion in cash was paid to Dell. Refer to Note A to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding the Spin-Off.

Notes Payable to Dell

During the third quarter of fiscal 2022, we repaid the outstanding promissory note payable to Dell of $270 million. During each of fiscal 2022 and fiscal 2021, interest expense on the note payable to Dell was not significant.

Liquidity and Capital Resources

As of the periods presented, we held cash, cash equivalents and short-term investments as follows (table in millions):

	February 3, 2023	January 28, 2022
Cash and cash equivalents	$ 5,100	$ 3,614
Short-term investments	—	19
Total cash, cash equivalents and short-term investments	$ 5,100	$ 3,633

Cash equivalents primarily consisted of amounts invested in money market funds. To manage our credit risk, we monitor the diversity and concentration of our portfolio and limit the amount of investments from any issuer or fund.

We continue to expect that cash generated by operations will be our primary source of liquidity. We also continue to believe that existing cash, cash equivalents and our borrowing capacity, together with any cash generated from operations, will be sufficient to fund our operations for at least the next twelve months. While we believe these cash sources will be sufficient to fund our operations, our overall level of cash needs may be affected by capital allocation decisions that may include the number and size of acquisitions, debt repayments and stock repurchases, among other things. In addition, we plan to continue with our balanced capital allocation policy through investing in our product and solution offerings, and acquisitions. Additionally, given the unpredictable nature of our outstanding legal proceedings, an unfavorable resolution of one or more legal proceedings, claims, or investigations could have a negative impact on our overall liquidity.

The 2017 Tax Act imposed a one-time transition tax on accumulated earnings of foreign subsidiaries ("Transition Tax") and eliminated U.S. Federal taxes on foreign subsidiary distributions. The Transition Tax was calculated on a separate tax return basis. Our liability related to the Transition Tax as of February 3, 2023 was $445 million, which we expect to pay over the next three years pursuant to a letter agreement between Dell, EMC and us executed during the first quarter of fiscal 2020. Actual tax payments made to Dell pursuant to the Tax Agreements, as defined in Note O to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K, may differ materially from our total estimated tax liability calculated on a separate tax return basis. Pursuant to the Tax Matters Agreement with Dell, we have agreed to indemnify one another for certain tax liabilities or tax benefits relating to periods prior to the Spin-Off and certain adjustments to these amounts that will be recognized in future periods will be recorded in other income (expense), net on the consolidated statements of income. In addition, changes to Section 174 enacted as part of the 2017 Tax Act require companies to capitalize and amortize research and development expenditures for tax purposes. This provision became effective for us beginning in fiscal 2023 and caused an increase in our taxes in that year. If this provision is not deferred, repealed or modified, our cash taxes may further increase in the future.

Our cash flows summarized for the periods presented were as follows (table in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Net cash provided by (used in):			
Operating activities	$ 4,300	$ 4,357	$ 4,409
Investing activities	(367)	(329)	(713)
Financing activities	(2,469)	(5,135)	(1,957)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 1,464	$ (1,107)	$ 1,739

Operating Activities

Cash provided by operating activities decreased by $57 million during fiscal 2023 compared fiscal 2022, primarily due to increased cash payments for employee-related expenses, including salaries, bonuses and commissions, resulting primarily from growth in headcount and salaries, as well as higher cash outflows related to operating expenses. The decrease was also driven by increased interest payments related to our unsecured senior notes and term loan facility and increased tax payments compared to fiscal 2022. These increases were offset in part by increased cash collections during fiscal 2023.

Investing Activities

Cash used in investing activities increased by $36 million during fiscal 2023 compared fiscal 2022, primarily driven by an increase in additions to property and equipment and a decrease in sales of investments in equity securities. These activities were offset in part by an increase in proceeds from the disposition of assets.

Financing Activities

Cash used in financing activities decreased by $2.7 billion during fiscal 2023 compared fiscal 2022, primarily driven by the absence of the $11.5 billion Special Dividend paid during fiscal 2022, as well as a decrease of $1.1 billion in cash used for repurchases of shares of our common stock during fiscal 2023, which resulted from the suspension of our stock repurchase program in connection with our entry into the Merger Agreement during the second quarter of fiscal 2023. These activities were offset in part by the absence of aggregate proceeds received in fiscal 2022 of $9.9 billion from the issuance of senior notes and borrowings under the senior unsecured term loan (the "Term Loan"), as well as an increase of $1.8 billion in aggregate repayments towards our Term Loan.

Debt

Unsecured Senior Notes

We have unsecured senior notes ("Senior Notes") outstanding with an aggregate net carrying value of $9.2 billion as of February 3, 2023. The Senior Notes mature between August 2023 and August 2031 and contain restrictive covenants that, in certain circumstances, limit our ability to create certain liens, to enter into certain sale and leaseback transactions and to consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. During fiscal 2023, fiscal 2022 and fiscal 2021, interest paid for the Senior Notes was $230 million, $185 million and $170 million, respectively.

As of February 3, 2023, the aggregate future principal and interest payments on the outstanding Senior Notes were $10.4 billion, with $1.2 billion payable within 12 months.

Senior Unsecured Term Loan Facility

We have a three-year senior unsecured term loan facility and a five-year senior unsecured term loan facility that provided us with a one-time aggregate borrowing capacity of up to $4.0 billion (the "2021 Term Loan"). As of February 3, 2023, the outstanding balance was $1.2 billion, none of which is payable within 12 months. Given the variable nature of the interest on the term loan facilities, including when the repayment will take place, interest payments have not been included in the amount payable in future periods. During fiscal 2023, interest paid for the 2021 Term Loan was $55 million, and was not material during fiscal 2022.

Refer to Note I to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding our outstanding indebtedness.

Stock Repurchase Program

From time to time, we repurchase stock pursuant to authorized stock repurchase programs in open market transactions as permitted by securities laws and other legal requirements. We are not obligated to purchase any shares under our stock repurchase programs. The timing of any repurchases and the actual number of shares repurchased depends on a variety of factors, including our stock price, cash requirements for operations and business combinations, corporate and regulatory requirements and other market and economic conditions. Purchases may be discontinued at any time we believe additional purchases are not warranted. All shares repurchased under our stock repurchase programs are retired.

In connection with our entry into the Merger Agreement, we suspended our stock repurchase program, and we did not repurchase Common Stock subsequent to the first quarter of fiscal 2023. Refer to Note P to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for stock repurchase authorizations approved by our board of directors during the periods presented.

Contractual Obligations

In addition to the Senior Notes and the senior unsecured term loan facility discussed earlier, we have other contractual obligations that impact our liquidity. The following represents our other contractual obligations as of February 3, 2023.

- *Future Lease Commitments*—We have operating and finance leases primarily related to office facilities and equipment. As of February 3, 2023, our future minimum lease payments under non-cancellable operating and finance leases were $1.3 billion, with $185 million payable within 12 months. The amounts exclude legally binding minimum lease payments for leases signed but not yet commenced of $19 million, as well as expected sublease income.

- *Purchase Obligations*—Our purchase obligations consist of agreements to purchase goods and services entered into in the ordinary course of business. As of February 3, 2023, we had non-cancellable unconditional purchase obligations of $239 million, with $180 million payable within 12 months.

- *Tax Obligations and Uncertain Tax Positions*—As of February 3, 2023, we expect future cash payments related to the Transition Tax to be $445 million, with $111 million payable within 12 months. As of February 3, 2023, we had $575 million of gross uncertain tax benefits, excluding interest and penalties. The timing of future payments relating to the uncertain tax benefits is highly uncertain. Based on the timing and outcome of examinations of our subsidiaries, the result of the expiration of statutes of limitations for specific jurisdictions or the timing and result of ruling requests from taxing authorities, it is reasonably possible that within the next 12 months total unrecognized tax benefits could be potentially reduced by approximately $15 million.

- *Asset Retirement Obligations*—Asset retirement obligations represent the estimated costs to bring certain office buildings that we lease back to their original condition after the termination of the lease. As of February 3, 2023, we had asset retirement obligations of $22 million, with an immaterial amount payable within 12 months.

Refer to Note D to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for more information on our contractual commitments, guarantees and indemnification obligations.

Critical Accounting Estimates

In preparing our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we are required to make estimates, assumptions and judgments that affect the amounts reported on our financial statements and the accompanying disclosures. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. These estimates may change in future periods and will be recognized in the consolidated financial statements as new events occur and additional information becomes known. Actual results could differ from those estimates and any such differences may be material to our financial statements. We believe that the critical accounting estimates set forth below involve a higher degree of judgment and complexity in their application than our other accounting estimates. Our senior management has reviewed our critical accounting estimates and related disclosures with the Audit Committee of the Board of Directors. Historically, our assumptions and judgments relative to our critical accounting estimates have not differed materially from actual results. Refer to Note A to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for information on significant accounting policies used in the preparation of the consolidated financial statements.

Revenue Recognition

We derive revenue from licensing software under perpetual, term-based, and consumption-based contracts and related software maintenance and support, software subscriptions ("subscriptions"), hosted services, training and consulting services. We account for a contract with a customer if all criteria defined by the guidance are met, including collectability of the consideration is probable. At inception of a contract with a customer, we evaluate whether the promised products and services represent distinct performance obligations within the context of the contract. Performance obligations that are both capable of being distinct on their own and distinct within the context of the contract are recognized on their own as distinct performance obligations. Performance obligations under which both of these two criteria are not met are recognized as a combined, single performance obligation. Determining whether our licenses, subscriptions and services are considered distinct performance obligations that should be accounted for separately or together often involves assumptions and significant judgments that can have a significant impact on the timing and amount of revenue recognized.

Revenue is recognized upon transfer of control of licenses, subscriptions or services to our customer in an amount that reflects the consideration we expect to receive in exchange for those licenses, subscriptions or services. Control of a promised license, subscription or service may be transferred to a customer either at a point in time or over time, which affects the timing of revenue recognition. Licenses that represent distinct performance obligations are recognized at a point in time when the software license keys have been made available to the customer. Licenses sold as part of our subscriptions that do not represent distinct performance obligations are recognized over time along with the associated services that form a combined performance obligation with the software. Management assesses relevant contractual terms in contracts with customers and applies significant judgment in identifying and accounting for all terms and conditions in certain contracts. Certain contracts include third-party offerings and revenue may be recognized net of the third-party costs, based upon an assessment as to whether we had control of the underlying third-party offering before it is transferred to the customer.

In addition, revenue from software licenses sold to OEMs is recognized when the sale to the end user occurs. Revenue is recognized upon reporting by the OEMs of their sales, and for the period where information of the underlying sales has not been made available, revenue is recognized based upon estimated sales. Our VCPP partners license on-premises software from us on a monthly basis under a usage-based model. Revenue recognition is based on fees associated with reported license consumption by the VCPP partners and includes estimates for the period when consumption information has not been made available. VCPP partners also purchase hosted services, for which revenue is recognized over time as our partners consume the services or ratably over the contract term, commencing upon provisioning of the service.

We enter into revenue contracts with multiple performance obligations in which a customer may purchase combinations of licenses, maintenance and support, subscriptions, hosted services, training, consulting services and rights to future products and services. For contracts with multiple performance obligations, we allocate total transaction value to the identified underlying performance obligations based on relative standalone selling price ("SSP"). We typically estimate SSP of performance obligations based on observable transactions when the obligations are sold on a standalone basis and those prices fall within a reasonable range. We utilize the residual approach to estimate SSP primarily for offerings when sold to customers at highly variable pricing. Changes in assumptions or judgments used in determining standalone selling price could have a significant impact on the timing and amount of revenue we report in a particular period.

Professional services include design, implementation, training and consulting services. Professional services performed by us represent distinct performance obligations as they do not modify or customize licenses sold. These services are not highly interdependent or highly interrelated to licenses sold such that a customer would not be able to use the licenses without the professional services. Revenue from professional services engagements performed for a fixed fee, for which we are able to make reasonably dependable estimates of progress toward completion, is recognized based on progress. We believe this method of measurement provides the closest depiction of our performance in transferring control of the professional services.

Rebate Reserves

We offer rebates to certain channel partners, which are recognized as a reduction to revenue or unearned revenue. Rebates based on actual partner sales are recognized as a reduction to revenue as the underlying revenue is recognized. Rebates earned based upon partner achievement of cumulative level of sales are recognized as a reduction of revenue proportionally for each sale that is required to achieve the target.

The estimated reserves for channel rebates and sales incentives are based on channel partners' actual performance against the terms and conditions of the programs, historical trends and the value of the rebates. The accuracy of these reserves for these rebates and sales incentives depends on our ability to estimate these items and could have a significant impact on the timing and amount of revenue we report.

Deferred Commissions

Sales commissions, including the employer portion of payroll taxes, earned by our sales force are considered incremental and recoverable costs of obtaining a contract and are deferred and generally amortized on a straight-line basis over the expected period of benefit. The expected period of benefit is generally determined using the contract term or underlying technology life, if renewals are expected and the renewal commissions are not commensurate with the initial commissions. The determination of the expected period of benefit requires us to make significant estimates and assumptions, including the life of the underlying technology and the estimated period of contract renewal. We believe the assumptions and estimates we have made are reasonable. Differences in the estimated period of benefit could have a significant impact on the timing and amount of amortization expense recognized.

Income Taxes

Prior to the Spin-Off, our financial results were included in the Dell consolidated tax return for U.S. federal income tax purposes. Our income tax provision or benefit was calculated primarily as though we were a separate taxpayer, with certain transactions between us and Dell being assessed using consolidated tax return rules. The difference between the income taxes payable that was calculated on a separate tax return basis and the amount paid to Dell pursuant to our tax sharing agreement with Dell was presented as a component of additional paid-in capital. As a result of the Spin-Off, we are no longer a member of the Dell consolidated tax group and our U.S. income tax will be reported separately from that of the Dell consolidated tax group.

We establish reserves for income taxes to address potential exposures involving tax positions that could be challenged by federal, state and foreign tax authorities, which may result in proposed assessments. In the ordinary course of our global business there are many intercompany transactions, including the transfer of intellectual property, where the ultimate tax determination could be challenged by the tax authorities. In the instance of transfers of intellectual property, the related deferred tax asset recognized is based on the intellectual property's current fair value. Management applies significant judgment when determining the fair value of the intellectual property, which serves as the tax basis of the deferred tax asset, and in evaluating the associated tax laws in the applicable jurisdictions. Our assumptions, estimates and judgments used to determine the reserve relating to these positions considers current tax laws, interpretation of current tax laws and possible outcomes of current and future examinations conducted by tax authorities. As a result of the Spin-Off, we are no longer a member of Dell's consolidated tax group, however, we are still subject to potential tax liabilities for the periods prior to the Spin-Off. We are also subject to the periodic examination of our income tax returns by the IRS and other domestic and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our reserves and any potential adjustments that may result from the current and future examinations. We believe such estimates to be reasonable; however, the final determination from examinations and changes in tax laws could significantly impact the amounts provided for income taxes in the consolidated financial statements.

Our deferred tax assets reflect our estimates of the amount and category of future taxable income, such as income from operations and capital gains, and also take into account valuation allowances that consider other key factors that might restrict our ability to realize the deferred tax assets. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We operate in foreign countries, which expose us to market risk associated with foreign currency exchange rate fluctuations between the U.S. dollar and various foreign currencies, the most significant of which is the euro.

Although approximately 70% of our sales are denominated in the U.S. dollar, we also invoice and collect in various foreign currencies, principally euro, the British pound, the Japanese yen, the Australian dollar and the Chinese renminbi.

The U.S. dollar is the functional currency of VMware's foreign subsidiaries. At the time a non-U.S. dollar transaction is recorded, the value of the transaction is converted into U.S. dollars at the exchange rate in effect for the month in which each order is booked. As a result, the amount of revenue derived from these transactions will be impacted by foreign currency exchange fluctuations.

Additionally, a portion of our operating expenses, primarily the cost of personnel to deliver technical support on our products, SaaS offerings and professional services, sales and sales support and research and development, are denominated in foreign currencies, primarily those currencies in which we also invoice and collect. As exchange rates vary, operating results may differ materially from expectations.

To manage the risk associated with fluctuations in foreign currency exchange rates, we utilize derivative financial instruments, principally foreign currency forward contracts ("forward contracts"), as described below.

Cash Flow Hedging Activities. To mitigate our exposure to foreign currency fluctuations resulting from certain operating expenses denominated in certain foreign currencies, we enter into forward contracts which have maturities of fourteen months or less. As of February 3, 2023 and January 28, 2022, we had outstanding forward contracts with a total notional value of $677 million and $642 million, respectively. The fair value of these forward contracts was not significant as of February 3, 2023 and January 28, 2022.

Forward Contracts Not Designated as Hedges. We enter into forward contracts to offset the foreign currency risk associated with net outstanding monetary asset and liability positions that are traded on a monthly basis and generally have a maturity of one month. As of February 3, 2023 and January 28, 2022, we had outstanding forward contracts with a total notional value of $1.7 billion and $1.5 billion, respectively. The fair value of these forward contracts was not significant as of February 3, 2023 and January 28, 2022.

Sensitivity Analysis. There can be no assurance that our hedging activities will adequately protect us against the risks associated with foreign currency fluctuations. A hypothetical adverse foreign currency exchange rate movement of 10% would have resulted in a potential loss of $233 million in the fair value of our forward contracts as of February 3, 2023. This sensitivity analysis is based on the notional value of our outstanding forward contracts as of February 3, 2023 and disregards any offsetting gain that may be associated with the underlying foreign-currency denominated assets and liabilities that we hedge.

This analysis also assumes a parallel adverse shift of all foreign currency exchange rates against the U.S. dollar; however, foreign currency exchange rates do not always move in such a manner and actual results may differ materially. We do not and do not intend to use derivative financial instruments for trading or speculative purposes. Refer to Note K to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Equity Price Risk

Strategic Investments

Our strategic investments include privately held companies that are considered to be in the start-up or development stages and are inherently risky. The technologies or products these companies have under development are typically in the early stages and may never materialize, which could result in a loss of a substantial part of our initial investment in these companies. We account for these investments at cost less impairment, if any, adjusted for observable price changes in orderly transactions for the identical or a similar security of the same issuer. The evaluation is based on information provided by these companies, which is not subject to the same disclosure regulations as U.S. publicly traded companies and as such, the basis for these evaluations is subject to the timing and accuracy of the data provided. The carrying value of VMware's strategic investments was $87 million and $163 million as of February 3, 2023 and January 28, 2022, respectively.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

VMware, Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Note: All other financial statement schedules are omitted because they are not applicable or the required information is included on the consolidated financial statements or notes thereto.

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of VMware, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of VMware, Inc. and its subsidiaries (the "Company") as of February 3, 2023 and January 28, 2022, and the related consolidated statements of income, of comprehensive income, of stockholders' equity (deficit) and of cash flows for each of the three years in the period ended February 3, 2023, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of February 3, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 3, 2023 and January 28, 2022, and the results of its operations and its cash flows for each of the three years in the period ended February 3, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition — Identifying and Evaluating Terms and Conditions in Certain Contracts

As described in Note A to the consolidated financial statements, the Company derives revenue from licensing software under perpetual, term-based and consumption-based contracts and related software maintenance and support, subscriptions, hosted services, training and consulting services. Revenue is recognized upon transfer of control of licenses, subscriptions or services to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those licenses, services or subscriptions. Control of a promised license, subscription or service may be transferred to a customer either at a point in time or over time, which affects the timing of revenue recognition. The Company's contracts with customers may include a combination of licenses, subscriptions, software-as-a-service ("SaaS") and services that are accounted for as distinct performance obligations. Management assesses relevant contractual terms in contracts with customers and applies significant judgment in identifying and accounting for all terms and conditions in certain contracts. For the year ended February 3, 2023, the Company's total revenue was $13.4 billion.

The principal considerations for our determination that performing procedures relating to revenue recognition, specifically the identification and evaluation of terms and conditions in certain contracts, is a critical audit matter are the significant judgment by management in identifying terms and conditions in certain contracts that impact revenue recognition. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence to determine whether contract terms and conditions, which may impact revenue recognition, were appropriately identified and evaluated by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls relating to the identification and evaluation of terms and conditions in contracts that impact revenue recognition. These procedures also included, among others, evaluating the completeness and accuracy of management's identification and evaluation of the terms and conditions in contracts by examining contracts on a test basis and evaluating management's determination of the impact of those terms and conditions on revenue recognition.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 28, 2023

We have served as the Company's auditor since 2007.

VMware, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(amounts in millions, except per share amounts, and shares in thousands)

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Revenue[1]:			
License	$ 2,835	$ 3,128	$ 3,033
Subscription and SaaS	4,012	3,205	2,587
Services	6,503	6,518	6,147
Total revenue	13,350	12,851	11,767
Operating expenses[2]:			
Cost of license revenue	154	152	163
Cost of subscription and SaaS revenue	788	690	588
Cost of services revenue	1,540	1,429	1,292
Research and development	3,317	3,057	2,816
Sales and marketing	4,391	4,067	3,711
General and administrative	1,130	1,068	767
Realignment	8	1	42
Operating income	2,022	2,387	2,388
Investment income	65	2	7
Interest expense	(304)	(252)	(204)
Other income (expense), net	9	(52)	191
Income before income tax	1,792	2,085	2,382
Income tax provision	478	265	324
Net income	1,314	1,820	2,058
Net income per weighted-average share, basic	$ 3.11	$ 4.34	$ 4.90
Net income per weighted-average share, diluted	$ 3.09	$ 4.31	$ 4.86
Weighted-average shares, basic	423,150	419,504	419,841
Weighted-average shares, diluted	425,860	422,394	423,240

_____

[1] Includes related party revenue as follows (refer to Note C):			
License	$ 1,395	$ 1,530	$ 1,598
Subscription and SaaS	1,132	820	524
Services	2,566	2,470	1,994
[2] Includes stock-based compensation as follows:			
Cost of license revenue	$ 1	$ 1	$ 1
Cost of subscription and SaaS revenue	25	21	19
Cost of services revenue	106	92	99
Research and development	616	528	524
Sales and marketing	376	302	322
General and administrative	166	131	157

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	For the Year Ended		
	February 3, 2023	**January 28, 2022**	**January 29, 2021**
Net income	$ 1,314	$ 1,820	$ 2,058
Other comprehensive income (loss):			
Changes in fair value of effective foreign currency forward contracts:			
Unrealized gains (losses), net of tax provision (benefit) of $0 for all periods	—	(1)	(1)
Reclassification of (gains) losses realized during the period, net of tax (provision) benefit of $0 for all periods	1	1	—
Net change in fair value of effective foreign currency forward contracts	1	—	(1)
Total other comprehensive income (loss)	1	—	(1)
Comprehensive income, net of taxes	$ 1,315	$ 1,820	$ 2,057

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.
CONSOLIDATED BALANCE SHEETS
(amounts in millions, except per share amounts, and shares in thousands)

	February 3, 2023	January 28, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,100	$ 3,614
Short-term investments	—	19
Accounts receivable, net of allowance of $9 and $10	2,510	2,297
Due from related parties	2,078	1,438
Other current assets	543	598
Total current assets	10,231	7,966
Property and equipment, net	1,623	1,461
Deferred tax assets	6,157	5,906
Intangible assets, net	478	714
Goodwill	9,598	9,598
Due from related parties	208	199
Other assets	2,942	2,832
Total assets	$ 31,237	$ 28,676
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 267	$ 234
Accrued expenses and other	2,568	2,336
Customer deposits	1,087	470
Current portion of long-term debt	1,000	—
Unearned revenue	7,079	6,479
Due to related parties	390	132
Total current liabilities	12,391	9,651
Long-term debt	9,440	12,671
Unearned revenue	5,664	4,743
Income tax payable	287	242
Operating lease liabilities	845	927
Due to related parties	648	909
Other liabilities	428	409
Total liabilities	29,703	29,552
Contingencies (refer to Note D)		
Stockholders' equity (deficit):		
Class A common stock, par value $0.01; authorized 2,500,000 shares; issued and outstanding 426,741 and 418,808 shares	4	4
Additional paid-in capital	1,095	—
Accumulated other comprehensive loss	(4)	(5)
Retained earnings (accumulated deficit)	439	(875)
Total stockholders' equity (deficit)	1,534	(876)
Total liabilities and stockholders' equity (deficit)	$ 31,237	$ 28,676

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Operating activities:			
Net income	$ 1,314	$ 1,820	$ 2,058
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,234	1,110	1,025
Stock-based compensation	1,290	1,075	1,122
Deferred income taxes, net	(218)	(80)	(152)
(Gain) loss on equity securities and disposition of assets, net	(6)	33	(148)
Loss on extinguishment of debt	2	21	8
Other	5	10	(1)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(218)	(379)	(37)
Other current assets and other assets	(792)	(852)	(879)
Due from related parties	(647)	95	19
Accounts payable	38	98	(69)
Accrued expenses, customer deposits and other liabilities	499	487	518
Income taxes payable	283	28	(68)
Unearned revenue	1,520	908	1,013
Due to related parties	(4)	(17)	—
Net cash provided by operating activities	4,300	4,357	4,409
Investing activities:			
Additions to property and equipment	(450)	(386)	(329)
Sales of investments in equity securities	20	77	26
Purchases of strategic investments	(11)	(11)	(29)
Proceeds from disposition of assets	91	14	28
Business combinations, net of cash acquired, and purchases of intangible assets	(17)	(23)	(409)
Net cash used in investing activities	(367)	(329)	(713)
Financing activities:			
Proceeds from issuance of common stock	250	270	273
Proceeds from issuance of senior notes, net of issuance costs	—	5,944	1,979
Borrowings under term loan, net of issuance costs	—	3,998	—
Repayment of term loan	(2,250)	(500)	(1,500)
Repayment of current portion of senior notes	—	(1,519)	(1,257)
Repayment of note payable to Dell	—	(270)	—
Repurchase of common stock	(89)	(1,169)	(945)
Shares repurchased for tax withholdings on vesting of restricted stock	(375)	(385)	(412)
Payment for Special Dividend	—	(11,499)	—
Payment to acquire non-controlling interests	—	—	(91)
Principal payments on finance lease obligations	(5)	(5)	(4)
Net cash used in financing activities	(2,469)	(5,135)	(1,957)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,464	(1,107)	1,739
Cash, cash equivalents and restricted cash at beginning of the period	3,663	4,770	3,031

Cash, cash equivalents and restricted cash at end of the period	$	5,127	$	3,663	$	4,770
Supplemental disclosures of cash flow information:						
Cash paid for interest..	$	292	$	200	$	200
Cash paid for taxes, net		383		331		543
Non-cash items:						
Changes in capital additions, accrued but not paid...	$	(1)	$	4	$	(10)
Changes in tax withholdings on vesting of restricted stock, accrued but not paid..		11		(7)		1

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in millions)

	Class A Common Stock		Class B Convertible Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value				
Balance, January 31, 2020	110	$ 1	307	$ 3	$ 2,000	$ 5,009	$ (4)	$ 7,009
Proceeds from issuance of common stock	3	—	—	—	273	—	—	273
Repurchase and retirement of common stock	(7)	—	—	—	(945)	—	—	(945)
Issuance of restricted stock	9	—	—	—	—	—	—	—
Shares withheld for tax withholdings on vesting of restricted stock	(3)	—	—	—	(413)	—	—	(413)
Stock-based compensation	—	—	—	—	1,116	—	—	1,116
Amount due from tax sharing arrangement	—	—	—	—	(46)	—	—	(46)
Total other comprehensive loss	—	—	—	—	—	—	(1)	(1)
Net income	—	—	—	—	—	2,058	—	2,058
Balance, January 29, 2021	112	1	307	3	1,985	7,067	(5)	9,051
Proceeds from issuance of common stock	3	—	—	—	270	—	—	270
Repurchase and retirement of common stock	(8)	—	—	—	(983)	(186)	—	(1,169)
Issuance of restricted stock	8	—	—	—	—	—	—	—
Shares withheld for tax withholdings on vesting of restricted stock	(3)	—	—	—	(378)	—	—	(378)
Stock-based compensation	—	—	—	—	1,096	—	—	1,096
Amount due from tax sharing arrangement	—	—	—	—	(67)	—	—	(67)
Conversion of Class B convertible common stock to Class A common stock	307	3	(307)	(3)	—	—	—	—
Special Dividend	—	—	—	—	(1,923)	(9,576)	—	(11,499)
Net income	—	—	—	—	—	1,820	—	1,820
Balance, January 28, 2022	419	4	—	—	—	(875)	(5)	(876)
Proceeds from issuance of common stock	3	—	—	—	250	—	—	250
Repurchase and retirement of common stock	(1)	—	—	—	(89)	—	—	(89)
Issuance of restricted stock	9	—	—	—	—	—	—	—
Shares withheld for tax withholdings on vesting of restricted stock	(3)	—	—	—	(386)	—	—	(386)
Stock-based compensation	—	—	—	—	1,320	—	—	1,320
Total other comprehensive income	—	—	—	—	—	—	1	1
Net income	—	—	—	—	—	1,314	—	1,314
Balance, February 3, 2023	427	$ 4	—	$ —	$ 1,095	$ 439	$ (4)	$ 1,534

The accompanying notes are an integral part of the consolidated financial statements.

Form 10-K

69

VMware, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Overview and Basis of Presentation

Company and Background

VMware, Inc. (“VMware” or the “Company”) originally pioneered the development and application of virtualization technologies with x86 server-based computing, separating application software from the underlying hardware, and then evolved to become the private cloud and mobility management leader. Building upon that leadership, VMware is focused on becoming the multi-cloud leader. Information technology (“IT”) driven innovation continues to disrupt markets and industries. Technologies emerge faster than organizations can absorb, creating increasingly complex environments. Organizations’ IT departments and corporate divisions are working at an accelerated pace to harness new technologies, platforms and cloud models, ultimately guiding businesses and their product teams through a digital transformation. To take on these challenges, the Company is helping customers drive their multi-cloud strategy by providing the multi-cloud platform for all applications, enabling digital innovation and enterprise control.

Basis of Presentation

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for annual financial reporting.

On November 1, 2021, VMware’s spin-off from Dell Technologies Inc. (“Dell”) was completed (the “Spin-Off”), and, in accordance with the Separation and Distribution Agreement, effective as of April 14, 2021 (the “Separation Agreement”), upon the satisfaction of all conditions and immediately prior to the Spin-Off, VMware paid an $11.5 billion cash dividend, pro rata, to each of the holders of Class A common stock (“Class A Stock”) and Class B convertible common stock (“Class B Stock”), including Dell (the “Special Dividend”) as of October 29, 2021 (the “Record Date”). VMware funded the Special Dividend in part through the $10.0 billion of indebtedness incurred during fiscal 2022, including $6.0 billion in the senior notes that VMware issued in August 2021 and $4.0 billion in aggregate drawdowns on its senior unsecured term loan facilities on November 1, 2021. Automatically as a result of the Spin-Off, each share of Class B Stock converted into one fully paid and non-assessable share of Class A Stock.

As a result of the Spin-Off, VMware became a standalone company and entities affiliated with Michael Dell (the “MSD Stockholders”), who serves as VMware’s Chairman of the Board and chairman and chief executive officer of Dell, and entities affiliated with Silver Lake Partners (the “SLP Stockholders”), of which Egon Durban, a VMware director, is a managing partner, became owners of direct interests in VMware representing 39.7% and 9.9%, respectively, of VMware’s outstanding stock, based on the shares outstanding as of February 3, 2023. Due to the MSD Stockholders’ and SLP Stockholders’ direct ownership in both VMware and Dell, as well as Mr. Dell’s executive position with Dell, transactions with Dell continue to be considered related party transactions following the Spin-Off.

The fiscal year for VMware is the 52 or 53 weeks ending on the Friday nearest to January 31 of each year. The Company refers to its fiscal years ended February 3, 2023, January 28, 2022 and January 29, 2021 as “fiscal 2023,” “fiscal 2022,” and “fiscal 2021,” respectively. Fiscal 2023 was a 53-week fiscal year, while fiscal 2022 and fiscal 2021 were each 52-week fiscal years.

Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the amounts recorded for VMware’s related party transactions with Dell and its consolidated subsidiaries may not be considered arm’s length with an unrelated third party. Therefore, the consolidated financial statements included herein may not necessarily reflect the results of operations, financial position and cash flows had VMware engaged in such transactions with an unrelated third party during all periods presented. Accordingly, VMware’s historical financial information is not necessarily indicative of what the Company’s results of operations, financial position and cash flows will be in the future, if and when VMware contracts at arm’s length with unrelated third parties for products and services the Company receives from and provides to Dell.

Broadcom Merger Agreement

On May 26, 2022, VMware entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Broadcom Inc. (“Broadcom”). Under the terms of the Merger Agreement, each share of Class A Stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the effective time of the transaction will be converted into the right to receive, at the election of the holder of such share of Class A Stock, and subject to proration in accordance with the Merger Agreement as described below: (i) $142.50 per share in cash, without interest (the “Cash Consideration”), or (ii) 0.25200 (the

"Exchange Ratio") shares of common stock, par value $0.001 per share, of Broadcom ("Broadcom Common Stock", and such consideration, the "Stock Consideration"). The stockholder election will be subject to a proration mechanism, such that the total number of shares of Class A Stock entitled to receive the Cash Consideration and the total number of shares of Class A Stock entitled to receive the Stock Consideration will, in each case, be equal to 50% of the aggregate number of shares of Class A Stock issued and outstanding immediately prior to the consummation of the transaction. Holders of Class A Stock that do not make an election will be treated as having elected to receive the Cash Consideration or the Stock Consideration in accordance with the proration methodology in the Merger Agreement.

The Merger Agreement contains customary representations, warranties and covenants. The Merger Agreement also contains termination rights for either or each of Broadcom and the Company. On February 17, 2023, in accordance with the Merger Agreement, the Company and Broadcom each delivered to the other a mutual notice to extend the Outside Date (as defined in the Merger Agreement) to May 26, 2023. If the Closing Effective Date (as defined in the Merger Agreement) has not occurred, similar three-month extensions could be noticed by either party (or mutually) five business days prior to each of May 26 and August 26, 2023.

The transaction, which is expected to be consummated in Broadcom's fiscal year 2023, was approved by VMware shareholders at a special meeting held on November 4, 2022 but remains subject to the receipt of regulatory approvals and other customary closing conditions. If the transaction is consummated, the Class A Stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended.

Principles of Consolidation

The consolidated financial statements include the accounts of VMware and subsidiaries in which VMware has a controlling financial interest.

All intercompany transactions and account balances between VMware and its subsidiaries have been eliminated in consolidation. Transactions with Dell and its consolidated subsidiaries are generally settled in cash and are classified on the consolidated statements of cash flows based upon the nature of the underlying transaction.

Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenue and expenses during the reporting periods, and the disclosure of contingent liabilities at the date of the financial statements. Estimates are used for, but not limited to, trade receivable valuation, marketing development funds, expected period of benefit for deferred commissions, useful lives assigned to fixed assets and intangible assets, valuation of goodwill and definite-lived intangibles, income taxes, stock-based compensation and contingencies. Actual results could differ from those estimates. To the extent the Company's actual results differ materially from those estimates and assumptions, VMware's future financial statements could be affected.

Revenue Recognition

VMware derives revenue from licensing software under perpetual, term-based and consumption-based contracts and related software maintenance and support, subscriptions, hosted services, training and consulting services. VMware accounts for a contract with a customer if all criteria defined by ASC 606, Revenue from Contracts with Customers are met, including that collectability of the consideration is probable. At inception of a contract with a customer, the Company evaluates whether the promised products and services represent distinct performance obligations within the context of the contract. Performance obligations that are both capable of being distinct on their own and distinct within the context of the contract are recognized on their own as distinct performance obligations. Performance obligations under which both of these two criteria are not met are recognized as a combined, single performance obligation. Determining whether the Company's licenses, subscriptions and services are considered distinct performance obligations that should be accounted for separately or together often involves assumptions and significant judgments that can have a significant impact on the timing and amount of revenue recognized.

Revenue is recognized upon transfer of control of licenses, subscriptions or services to the customer in an amount that reflects the consideration VMware expects to receive in exchange for those licenses, services or subscriptions. Control of a promised license, subscription or service may be transferred to a customer either at a point in time or over time, which affects the timing of revenue recognition. VMware's contracts with customers may include a combination of licenses, subscriptions, software-as-a-service ("SaaS") and services that are accounted for as distinct performance obligations. Licenses that represent distinct performance obligations are recognized at a point in time when the software license keys have been made available to the customer. Licenses sold as part of the Company's subscriptions that do not represent distinct performance obligations are recognized over time along with the associated services that form a combined performance obligation with the software. Management assesses relevant contractual terms in contracts with customers and applies significant judgment in identifying and

Form 10-K

accounting for all terms and conditions in certain contracts. Certain contracts include third-party offerings and revenue that may be recognized net of the third-party costs, based upon an assessment as to whether VMware had control of the underlying third-party offering before it is transferred to the customer. Revenue is recognized net of any taxes invoiced to customers, which are subsequently remitted to governmental authorities.

From time to time, VMware may enter into revenue and purchase contracts with the same customer within a short period of time. VMware evaluates the underlying economics and fair value of the consideration payable to the customer to determine if any portion of the consideration payable to the customer exceeds the fair value of the goods and services received and should be accounted for as a reduction of the transaction price of the revenue contract.

License Revenue

VMware generally sells its license software through distributors, resellers, system vendors, systems integrators and its direct sales force. Performance obligations related to license revenue, including the license portion of term licenses, represent functional intellectual property under which a customer has the legal right to the on-premises license. The license provides significant standalone functionality and is a separate performance obligation from the maintenance and support and professional services sold by VMware. On-premises license revenue is recognized at a point in time, upon delivery and transfer of control of the underlying license to the customer.

License revenue from software licenses sold to original equipment manufacturers ("OEMs") is recognized when the sale to the end user occurs. Revenue is recognized upon reporting by the OEMs of their sales, and for the period where information of the underlying sales has not been made available, revenue is recognized based upon estimated sales.

Subscription and SaaS Revenue

VMware's subscription and SaaS revenue consists of hosted services, consumption based licensing under VMware Cloud Provider Program ("VCPP") offerings and certain license sales of its software platform with open source licenses or offerings under which licenses and services are accounted for as combined performance obligations.

VMware's hosted services consist of certain software offerings sold as a service-based technology without the customer's ability to take possession of the software over the subscription term. Hosted services are recognized as SaaS revenue over time as customers consume the services or ratably over the contract term, commencing upon provisioning of the service.

VCPP partners license on-premises software from VMware on a monthly basis under a usage-based model. Generally, contracts with VCPP partners include cancellation rights. Revenue recognition is based on fees associated with reported license consumption by the VCPP partners and includes estimates for the period when consumption information has not been made available. Additionally, VCPP partners also purchase hosted services and revenue is recognized over time as the Company's partners consume the services or ratably over the contract term, commencing upon provisioning of the service.

Subscription sales of the Company's software platform offering provides customers with a license to its platform over a period of time, which includes, among other items, open-source software, support, enhancements, upgrades and compatibility to certified systems, all of which are offered on an if-and-when available basis. Subscription revenue is recognized ratably over the contract term beginning on the date that the Company's platform is made available to the customer.

Subscription sales also include offerings with licenses that provide customers with access to and the right to utilize the threat intelligence capabilities and ongoing support over a period of time. VMware considers the software license and access to critical threat intelligence capabilities to be a single performance obligation. Subscription revenue is recognized ratably over the contract term beginning on the date the software is delivered to the customer.

Subscription and SaaS offerings generally have a duration of one month, one-year, or three-years and are invoiced to the customers either upfront, annually, quarterly or monthly.

During the second half of fiscal 2023, VMware introduced termination for convenience ("TFC") clauses with respect to term-based license offerings in certain enterprise agreements ("EAs"). Revenue from such term-based license offerings subject to TFC clauses is recognized ratably as subscription and SaaS revenue, rather than as license revenue, due to the requirement to refund any unused, pre-paid fees upon termination.

Services Revenue

VMware's services revenue generally consists of software maintenance and support and professional services. Software maintenance and support offerings entitle customers to receive major and minor product upgrades, on a when-and-if-available basis, and technical support. Maintenance and support services are comprised of multiple performance obligations including updates, upgrades to licenses and technical support. While separate performance obligations are identified within maintenance and support services, the underlying performance obligations generally have a consistent continuous pattern of transfer to a customer during the term of a contract and therefore, maintenance and support services revenue is recognized ratably over the contract duration.

Professional services include design, implementation, training and consulting services. Professional services performed by VMware represent distinct performance obligations as they do not modify or customize licenses sold. These services are not highly interdependent or highly interrelated to licenses sold such that a customer would not be able to use the licenses without the professional services. Revenue from fixed fee professional services engagements is recognized based on progress made toward the total project effort, which can be reasonably estimated. As a practical expedient, VMware recognizes revenue from professional services engagements invoiced on a time and materials basis as the hours are incurred based on VMware's right to invoice amounts for performance completed to date.

Contracts with Multiple Performance Obligations

VMware enters into revenue contracts with multiple performance obligations in which a customer may purchase combinations of licenses, maintenance and support, subscriptions, hosted services, training, consulting services and rights to future products and services. For contracts with multiple performance obligations, VMware allocates total transaction value to the identified underlying performance obligations based on relative standalone selling price ("SSP"). VMware typically estimates SSP of performance obligations based on observable transactions when the obligations are sold on a standalone basis and those prices fall within a reasonable range. VMware utilizes the residual approach to estimate SSP primarily for offerings when sold to customers at highly variable pricing.

Rebates and Marketing Development Funds

Rebates, which are offered to certain channel partners and represent a form of variable consideration, are accounted for as a reduction to the transaction price on eligible contracts.

Rebates are determined based on eligible sales during the quarter or based on actual achievement to quarterly target sales. The reduction of the aggregate transaction price against eligible contracts is allocated to the applicable performance obligations. The difference between the estimated rebates recognized and the actual amounts paid has not been material to date.

Certain channel partners are also reimbursed for direct costs related to marketing or other services that are defined under the terms of the marketing development programs. Estimated reimbursements for marketing development funds are accounted for as consideration payable to a customer, reducing the transaction price of the underlying contracts. The most likely amount method is used to estimate the marketing fund reimbursements at the end of the quarter and the reduction of transaction price is allocated to the applicable performance obligations. The difference between the estimated reimbursement and the actual amount paid to channel partners has not been material to date.

Returns Reserves

With limited exceptions, VMware's return policy does not allow product returns for a refund. VMware estimates and records reserves for product returns at the time of sale based on historical return rates. Amounts are recorded as a reduction of revenue or unearned revenue. Returns reserves were not material for all periods presented.

Deferred Commissions

Sales commissions, including the employer portion of payroll taxes, earned by VMware's sales force are considered incremental and recoverable costs of obtaining a contract and are deferred and generally amortized on a straight-line basis over the expected period of benefit. The expected period of benefit is generally determined using the contract term or underlying technology life, if renewals are expected and the renewal commissions are not commensurate with the initial commissions. Sales commissions related to software maintenance and support renewals are deferred and amortized on a straight-line basis over the contractual renewal period.

Foreign Currency Remeasurement and Translation

The United States ("U.S.") dollar was the functional currency of VMware's foreign subsidiaries during the years ended February 3, 2023 and January 28, 2022. During the year ended January 29, 2021, the U.S. dollar was the functional currency for the majority of VMware's foreign subsidiaries, except for certain foreign subsidiaries associated with the acquisition of Pivotal Software, Inc. ("Pivotal") during fiscal 2020, many of which were wound down during fiscal 2021. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. VMware records net gains and losses resulting from foreign exchange transactions as a component of foreign currency exchange gains and losses in other income (expense), net on the consolidated statements of income. These gains and losses are net of those recognized on foreign currency forward contracts ("forward contracts") not designated as hedges that VMware enters into to partially mitigate its exposure to foreign currency fluctuations.

Cash and Cash Equivalents and Restricted Cash

Cash equivalents consist of money market funds and time deposits with maturities of 90 days or less from date of purchase.

Cash balances that are restricted pursuant to the terms of various agreements are classified as restricted cash and included in other current assets and other assets in the accompanying consolidated balance sheets. Refer to Note H for more information.

Investments in Equity Securities

VMware holds equity securities in privately held companies. VMware elected to measure securities in privately held companies at cost, less impairment, if any, adjusted upward or downward for observable price changes in orderly transactions for the identical or a similar security of the same issuer. All gains and losses on these securities, whether realized or unrealized, are recognized in other income (expense), net on the consolidated statements of income.

Allowance for Credit Losses

VMware maintains an allowance for credit losses for estimated losses on uncollectible accounts receivable. VMware determines the allowance based on various factors such as historical experience, the age of the receivable and current economic conditions that may affect customers' ability to pay. The allowance for credit losses was not significant as of February 3, 2023 and January 28, 2022.

Property and Equipment, Net

Property and equipment, net is recorded at cost. Depreciation commences upon placing the asset in service and is recognized on a straight-line basis over the estimated useful life of the assets, as follows:

Buildings	Term of underlying land lease
Land improvements	15 years
Furniture and fixtures	7 years
Equipment	3 to 6 years
Software	3 to 8 years
Leasehold improvements	20 years, not to exceed the shorter of the estimated useful life or remaining lease term

Upon retirement or disposition, the asset cost and related accumulated depreciation are removed with any gain or loss recognized on the consolidated statements of income. Repair and maintenance costs that do not extend the economic life of the underlying assets are expensed as incurred.

Capitalized Software Development Costs

Costs associated with internal-use software, including those used to provide hosted services, during the application development stage are capitalized. Capitalization of costs begins when the preliminary project stage is completed, management has committed to funding the project, and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases, and depreciation begins, at the point when the project is substantially complete and is ready for its intended purpose. The capitalized amounts are included in property and equipment, net on the consolidated balance sheets.

Development costs of software to be sold, leased, or otherwise marketed are subject to capitalization beginning when technological feasibility for the product has been established and ending when the product is available for general release. During the years presented, software development costs incurred for products during the time period between reaching technological feasibility and general release were not material and accordingly were expensed as incurred.

Business Combinations

For business combinations, VMware recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interests in an acquiree, which are measured based on the acquisition date fair value. Goodwill is measured as the excess of consideration transferred over the net amounts of the identifiable tangible and intangible assets acquired and the liabilities assumed at the acquisition date.

VMware uses significant estimates and assumptions to determine the fair value of assets acquired and liabilities assumed and the related useful lives of the acquired assets, when applicable, as of the acquisition date.

When those estimates are provisional, VMware refines them as necessary during the measurement period. The measurement period is the period after the acquisition date, not to exceed one year, in which VMware may gather and analyze the necessary information about facts and circumstances that existed as of the acquisition date to adjust the provisional amounts recognized. Measurement period adjustments are recorded during the period in which the adjustment amount is determined. All other adjustments are recorded to the consolidated statements of income.

Costs to effect an acquisition are recorded in general and administrative expenses on the consolidated statements of income as the expenses are incurred.

Purchased Intangible Assets and Goodwill

Goodwill is evaluated for impairment during the third quarter of each fiscal year or more frequently if events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. VMware elected to perform a quantitative assessment of goodwill with respect to its one reporting unit. In doing so, VMware compared the enterprise fair value to the carrying amount of the reporting unit, including goodwill. VMware concluded that, to date, there have been no impairments of goodwill.

Purchased intangible assets with finite lives are generally amortized over their estimated useful lives using the straight-line method. VMware reviews intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Derivative Instruments and Hedging Activities

Derivative instruments are measured at fair value and reported as current assets and current liabilities on the consolidated balance sheets, as applicable.

To manage VMware's exposure to foreign currency fluctuations, VMware enters into forward contracts to hedge a portion of VMware's net outstanding monetary asset or liability positions. These forward contracts are generally entered into on a monthly basis, with a typical contractual term of one month. These forward contracts are not designated as hedging instruments under applicable accounting guidance and therefore are adjusted to fair value through other income (expense), net on the consolidated statements of income.

Additionally, VMware enters into forward contracts, which it designates as cash flow hedges to manage the volatility of cash flows that relate to operating expenses denominated in certain foreign currencies. These forward contracts have maturities of fourteen months or less, and are adjusted to fair value through accumulated other comprehensive loss, net of tax, on the consolidated balance sheets. When the underlying expense transaction occurs, the gains or losses on the forward contract are subsequently reclassified from accumulated other comprehensive loss to the related operating expense line item on the consolidated statements of income.

The Company does not, and does not intend to, use derivative financial instruments for trading or speculative purposes.

Employee Benefit Plans

The Company has a defined contribution program for U.S. employees that complies with Section 401(k) of the Internal Revenue Code. In addition, the Company offers defined contribution plans to employees in certain countries outside the U.S.

During the years ended February 3, 2023, January 28, 2022 and January 29, 2021, the Company contributed $237 million, $227 million and $176 million, respectively, to its defined contribution plans.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $24 million, $35 million and $33 million during the years ended February 3, 2023, January 28, 2022 and January 29, 2021, respectively.

Form 10-K

Income Taxes

Prior to the Spin-Off, although VMware's financial results were included in the Dell consolidated tax return for U.S. federal income tax purposes, VMware's income tax provision or benefit was calculated primarily as though the Company was a separate taxpayer, with certain transactions between the Company and Dell being assessed using consolidated tax return rules. As a result of the Spin-Off, VMware is no longer a member of the Dell consolidated tax group and the Company's U.S. income tax will be reported separately from that of the Dell consolidated tax group. Deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The U.S. Tax Cuts and Jobs Act enacted on December 22, 2017 (the "2017 Tax Act") introduced significant changes to U.S. income tax law. The Global Intangible Low-Taxed Income ("GILTI") provisions of the 2017 Tax Act require VMware to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary's tangible assets. GAAP allows the Company to choose between an accounting policy that treats the U.S. tax under GILTI provisions as either a current expense, as incurred, or as a component of the Company's measurement of deferred taxes. VMware has elected to record impacts of GILTI as period costs.

Net Income Per Share

Basic net income per share is calculated using the weighted-average number of shares of VMware's common stock outstanding during the period. Diluted net income per share is calculated using the weighted-average number of shares of common stock, including the dilutive effect of equity awards using the treasury stock method. Prior to the Spin-Off, VMware used the two-class method to calculate net income per share. Since both classes shared the same rights in dividends, basic and diluted earnings per share were the same for both Class A Stock and Class B Stock. Automatically as a result of the Spin-Off, each share of Class B Stock converted into one share of Class A Stock and Class A Stock became, and remains, the sole outstanding class of VMware common stock, and, as a result, the two-class method is no longer applicable to the Company's calculation of net income per share.

Concentrations of Risks

Financial instruments, which potentially subject VMware to concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments and accounts receivable. Cash on deposit with banks may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand. To manage VMware's credit risk, the Company monitors the diversity and concentration of its portfolio and limits the amount of investments from any issuer or fund.

VMware manages counterparty risk through necessary diversification of the investment portfolio among various financial institutions and by entering into derivative contracts with financial institutions that are of high credit quality.

VMware provides credit to its customers, including distributors, OEMs, resellers and end-user customers, in the normal course of business. To reduce credit risk, VMware performs periodic credit evaluations, which consider the customer's payment history and financial stability.

One distributor accounted for 12% and 11% of VMware's accounts receivable balance, respectively, as of February 3, 2023 and January 28, 2022. A second distributor accounted for 10% and 12% of VMware's accounts receivable balance, respectively, as of February 3, 2023 and January 28, 2022. A third distributor accounted for 10% and 11% of VMware's accounts receivable balance, respectively, as of February 3, 2023 and January 28, 2022.

Dell accounted for 38%, 38% and 35% of revenue during the years ended February 3, 2023, January 28, 2022 and January 29, 2021, respectively. In addition to Dell, one distributor accounted for 11% of revenue, respectively, during the year ended January 29, 2021.

Accounting for Stock-Based Compensation

Stock-based compensation is measured at fair value on the grant date and recognized as expense, net of estimated forfeitures, over the requisite service period. Forfeitures are estimated using historical information and revised in subsequent periods if actual forfeitures differ from those estimates.

VMware restricted stock, including performance stock unit ("PSU") awards, are valued based on the Company's stock price on the date of grant. For those awards that have a graded vesting schedule and only contain a service-based vesting condition, compensation cost is recognized, net of estimated forfeitures, on a straight-line basis over the requisite service period of the entire award.

PSU awards vest if a service-based vesting condition and a performance-based vesting condition are met. If minimum VMware-designated performance targets are achieved and the requisite service is rendered, each PSU award will convert into VMware's Class A Stock at a defined ratio depending on the degree of achievement of the performance target designated by each individual award. If minimum performance targets are not achieved, then no shares will be issued. Based upon the probable outcome of the performance condition and the expected level of achievement, compensation cost is recognized, net of estimated forfeitures, on a straight-line basis over the award's requisite service period. The expected level of achievement is reassessed over the performance period and, to the extent that the expected level of achievement changes, compensation cost is adjusted and recorded on the consolidated statements of income. The remaining unrecognized compensation cost is recognized over the remaining requisite service period.

The Black-Scholes option-pricing model is used to determine the fair value of VMware's stock options and Employee Stock Purchase Plan shares. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected term and risk-free interest rates. These assumptions reflect the Company's best estimates, but these items involve uncertainties based on market and other conditions outside of the Company's control.

Leases

VMware determines if an arrangement contains a lease at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all economic benefits from and has the ability to direct the use of the asset. Right-of-use ("ROU") assets resulting from operating leases are included in other assets, and operating lease liabilities are included in accrued expenses and other and operating lease liabilities on the consolidated balance sheets. ROU assets resulting from finance leases are included in property and equipment, net, and finance lease liabilities are included in accrued expenses and other and other liabilities on the consolidated balance sheets.

Lease assets and liabilities are measured at the present value of the future minimum lease payments over the lease term at commencement date using the incremental borrowing rate. The incremental borrowing rate is generally determined using factors such as the Treasury yields, the Company's credit rating and interest rates of similar debt instruments with comparable credit ratings, among others.

The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that VMware will exercise that option. Lease expense resulting from the minimum lease payments is amortized on a straight-line basis over the remaining lease term. VMware elected the practical expedient to exclude leasing arrangements with a duration of less than twelve months.

The Company's lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. Certain lease agreements may contain lease and non-lease components, such as common-area maintenance costs. The Company elected to account for these components as a single lease component in determining the lease liability. Variable lease payments, which are primarily comprised of common-area maintenance, utilities and real estate taxes that are passed on from the lessor in proportion to the space leased by the Company, are recognized in operating expenses in the period in which the obligation for those payments are incurred.

Recently Adopted Accounting Standards

In November 2021, the Financial Accounting Standards Board issued ASU 2021-10, Government Assistance (Topic 832), requiring annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. VMware adopted this standard during the fourth quarter of fiscal 2023 on a prospective basis. The standard did not have a material impact on the Company's consolidated financial statements during the year ended February 3, 2023.

Form 10-K

B. Revenue, Unearned Revenue and Remaining Performance Obligations

Revenue

Receivables

VMware records a receivable when an unconditional right to consideration exists and transfer of control has occurred, such that only the passage of time is required before payment of consideration is due. Timing of revenue recognition may differ from the timing of invoicing to customers.

Payment terms and conditions vary based on contract type and payment is generally required within 30 to 45 days from date of invoicing. Certain performance obligations may require payment before delivery of the license or service to the customer.

Contract Assets

A contract asset is recognized when a conditional right to consideration exists and transfer of control has occurred. Contract assets include fixed fee professional services where transfer of services has occurred in advance of the Company's right to invoice. Contract assets are classified as accounts receivables upon invoicing. Contract assets are included in other current assets on the consolidated balance sheets. Contract assets were $33 million and $36 million as of February 3, 2023 and January 28, 2022, respectively. Contract asset balances will fluctuate based upon the timing of the transfer of services, billings and customers' acceptance of contractual milestones.

Contract Liabilities

Contract liabilities consist of unearned revenue, which is generally recorded when VMware has the right to invoice or payments have been received for undelivered products or services.

Customer Deposits

Customer deposits include prepayments from customers related to amounts received for contracts that include certain cancellation rights, such as termination for convenience. If customers do not exercise their cancellation rights, amounts in customer deposits will be recognized as revenue over time, in accordance with the performance obligations of the contracts and transfer of control of these obligations. Unredeemed, prepaid credits eligible for consumption of VMware's hosted services ("cloud credits") are also included in customer deposits. Upon customers' redemption of cloud credits, the net value of the consumed credits is classified as unearned revenue and recognized as revenue over time, in accordance with the Company's transfer of control of the hosted services.

As of February 3, 2023, customer deposits of $1.1 billion were included in current liabilities on the consolidated balance sheets and primarily consisted of customer prepayments received for contracts that include certain cancellation rights, such as termination for convenience, of $681 million and cloud credits of $405 million. In addition, customer deposits of $182 million were included in other liabilities on the consolidated balance sheets and primarily consisted of cloud credits.

As of January 28, 2022, customer deposits related to customer prepayments and cloud credits of $470 million were included in current liabilities, and $166 million were included in other liabilities on the consolidated balance sheets.

Deferred Commissions

Deferred commissions are classified as current or non-current based on the duration of the expected period of benefit. Deferred commissions, including the employer portion of payroll taxes, included in other current assets as of February 3, 2023 and January 28, 2022 were not material and $17 million, respectively. Deferred commissions included in other assets were $1.5 billion and $1.2 billion as of February 3, 2023 and January 28, 2022, respectively.

Amortization expense for deferred commissions was included in sales and marketing on the consolidated statements of income and was $642 million, $517 million and $437 million during the years ended February 3, 2023, January 28, 2022 and January 29, 2021, respectively.

Unearned Revenue

Unearned revenue as of the periods presented consisted of the following (table in millions):

	February 3, 2023	January 28, 2022
Unearned license revenue	$ 21	$ 19
Unearned subscription and SaaS revenue	4,401	2,669
Unearned software maintenance revenue	6,805	7,208
Unearned professional services revenue	1,516	1,326
Total unearned revenue	$ 12,743	$ 11,222

Unearned subscription and SaaS revenue is generally recognized over time as customers consume the services or ratably over the term of the subscription, commencing upon provisioning of the service.

Unearned software maintenance revenue is attributable to VMware's maintenance contracts and is generally recognized ratably over the contract duration. The weighted-average remaining contractual term as of February 3, 2023 was approximately two years. Unearned professional services revenue results primarily from prepaid professional services and is generally recognized as the services are performed.

Total billings and revenue recognized during the year ended February 3, 2023 were $10.5 billion and $9.0 billion, respectively, and did not include amounts for performance obligations that were fully satisfied upon delivery, such as on-premises licenses.

Total billings and revenue recognized during the year ended January 28, 2022 were $9.1 billion and $8.2 billion, respectively, and did not include amounts for performance obligations that were fully satisfied upon delivery, such as on-premises licenses.

Revenue recognized during the year ended January 29, 2021 was $7.4 billion, and did not include amounts for performance obligations that were fully satisfied upon delivery, such as on-premises licenses.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price in contracts allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include unearned revenue, multi-year contracts with future installment payments and certain unfulfilled orders against accepted, non-cancellable customer contracts at the end of any given period.

As of February 3, 2023, the aggregate transaction price allocated to remaining performance obligations was $13.6 billion, of which approximately 54% is expected to be recognized as revenue over the next twelve months and the remainder thereafter. As of January 28, 2022, the aggregate transaction price allocated to remaining performance obligations was $12.0 billion, of which approximately 57% was expected to be recognized as revenue during fiscal 2023 and the remainder thereafter.

C. Related Parties

Transactions with Dell continue to be considered related party transactions following the Spin-Off due to the MSD Stockholders' and SLP Stockholders' direct ownership in both VMware and Dell, as well as Mr. Dell's executive position with Dell.

On November 1, 2021, in connection with the Spin-Off, VMware and Dell entered into the Commercial Framework Agreement to provide a framework under which the Company and Dell will continue their strategic commercial relationship, particularly with respect to projects mutually agreed by the parties as having the potential to accelerate the growth of an industry, product, service, or platform that may provide the parties with a strategic market opportunity. The Commercial Framework Agreement has an initial term of five years, with automatic one-year renewals occurring annually thereafter, subject to certain terms and conditions.

The information provided below includes a summary of transactions with Dell.

Transactions with Dell

VMware and Dell engaged in the following ongoing related party transactions, which resulted in revenue and receipts, and unearned revenue for VMware:

- Pursuant to original equipment manufacturer ("OEM") and reseller arrangements, Dell integrates or bundles VMware's products and services with Dell's products and sells them to end users. Dell also acts as a distributor,

Form 10-K

purchasing VMware's standalone products and services for resale to end-user customers through VMware-authorized resellers. Revenue under these arrangements is presented net of related marketing development funds and rebates paid to Dell. In addition, VMware provides professional services to end users based upon contractual agreements with Dell.

- Dell purchases products and services from VMware for its internal use.

- From time to time, VMware and Dell enter into agreements to collaborate on technology projects, in connection with which Dell pays VMware for services or reimburses VMware for costs incurred by VMware.

During the years ended February 3, 2023, January 28, 2022 and January 29, 2021, revenue from Dell accounted for 38%, 38% and 35% of VMware's consolidated revenue, respectively. During the years ended February 3, 2023, January 28, 2022 and January 29, 2021, revenue recognized on transactions where Dell acted as an OEM accounted for 14%, 13% and 12% of total revenue from Dell, respectively, and 5%, 5% and 4% of VMware's consolidated revenue, respectively.

Dell purchases VMware products and services directly from VMware, as well as through VMware's channel partners. Information about VMware's revenue and receipts, and unearned revenue from such arrangements, for the periods presented consisted of the following (table in millions):

	Revenue and Receipts			Unearned Revenue	
	For the Year Ended			As of	
	February 3, 2023	January 28, 2022	January 29, 2021	February 3, 2023	January 28, 2022
Reseller revenue	$ 5,039	$ 4,764	$ 4,053	$ 6,145	$ 5,550
Internal-use revenue	54	56	63	19	39

Receipts from Dell for collaborative technology projects were not material during the periods presented.

Customer deposits resulting from transactions with Dell were $766 million and $298 million as of February 3, 2023 and January 28, 2022, respectively.

VMware and Dell engaged in the following ongoing related party transactions, which resulted in costs to VMware:

- VMware purchases and leases products and purchases services from Dell.

- From time to time, VMware and Dell enter into agreements to collaborate on technology projects, in connection with which VMware pays Dell for services provided to VMware by Dell.

- Through the end of fiscal 2023, in certain geographic regions where VMware did not have an established legal entity, VMware contracted with Dell subsidiaries for support services and support from Dell personnel who were managed by VMware. The costs incurred by Dell on VMware's behalf related to these employees were charged to VMware with a mark-up intended to approximate costs that would have been incurred had VMware contracted for such services with an unrelated third party. These costs were included as expenses on VMware's consolidated statements of income and primarily include salaries, benefits, travel and occupancy expenses.

- Prior to the Spin-Off, in certain geographic regions, Dell filed a consolidated indirect tax return, which included value added taxes and other indirect taxes collected by VMware from its customers. VMware remitted the indirect taxes to Dell, and Dell remitted the tax payment to the foreign governments on VMware's behalf.

- VMware has agency arrangements with Dell that enable VMware to sell its subscriptions and services, leveraging the Dell enterprise relationships and end customer contracts.

Information about VMware's payments for such arrangements during the periods presented consisted of the following (table in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Purchases and leases of products and purchases of services[1]	$ 186	$ 228	$ 206
Dell subsidiary support and administrative costs	6	38	74

[1] Amount includes indirect taxes that were remitted to Dell during the periods presented.

VMware also purchases Dell products through Dell's channel partners, however such amounts were not material during the periods presented.

From time to time, VMware and Dell also enter into joint marketing, sales, branding and product development arrangements, for which both parties may incur costs.

Dell Financial Services ("DFS")

DFS provides financing to certain of VMware's end users at the end users' discretion. Upon acceptance of the financing arrangement by both VMware's end users and DFS, amounts classified as trade accounts receivable are reclassified to the current portion of due from related parties on the consolidated balance sheets. Revenue recognized on transactions financed through DFS was recorded net of financing fees. Financing fees on arrangements accepted by both parties were $33 million, $29 million and $60 million during the years ended February 3, 2023, January 28, 2022 and January 29, 2021, respectively.

Due To/From Related Parties

Amounts in the current and non-current portions of due from related parties and due to related parties on the consolidated balance sheets as of February 3, 2023 and January 28, 2022 included amounts due to Dell pursuant to the Tax Matters Agreement, effective April 14, 2021 (the "Tax Matters Agreement"). Refer to Note O for more information.

Amounts included in the current portion of due from related parties, with the exception of DFS and tax obligations, are settled in cash within 60 days of each quarter-end.

Special Dividend

On November 1, 2021, VMware paid an $11.5 billion Special Dividend, pro rata, to each of the holders of Class A Stock and Class B Stock, including Dell, as of the Record Date. Based upon the number of shares of common stock held by Dell as of the Record Date, approximately $9.3 billion in cash was paid to Dell. Refer to Note A for more information regarding the Spin-Off.

Notes Payable to Dell

During the third quarter of fiscal 2022, VMware repaid the outstanding promissory note payable to Dell of $270 million. During each of the years ended January 28, 2022 and January 29, 2021, interest expense on the note payable to Dell was not significant.

D. Commitments and Contingencies

Litigation

On March 5, 2020, two purported Pivotal stockholders filed a petition for appraisal in the Delaware Court of Chancery (the "Court") seeking a judicial determination of the fair value of an aggregate total of 10,000,100 Pivotal shares (the "Appraisal Action"). Separately, on June 4, 2020, purported Pivotal stockholder Kenia Lopez filed a lawsuit in the Court against Dell, VMware, Michael Dell, Robert Mee and Cynthia Gaylor (the "Lopez Action"), which alleges breach of fiduciary duty and aiding and abetting, all tied to VMware's acquisition of Pivotal. On July 16, 2020, purported Pivotal stockholder Stephanie Howarth filed a similar lawsuit against the same defendants asserting similar claims (the "Howarth Action"). On August 14, 2020, the Court entered an order consolidating the Appraisal Action, the Lopez Action and the Howarth Action into a single action (the "Consolidated Action") for all purposes including pretrial discovery and trial. On June 23, 2020, the Company made a payment of $91 million to the petitioners in the Appraisal Action, which reduces the Company's exposure to accumulating interest. On May 2, 2022, parties in the Lopez Action agreed to a settlement term sheet, which includes a $43 million settlement payment that will be fully funded by insurance. Accordingly, as of April 29, 2022, an estimated loss accrual of $43 million was recorded to accrued expenses and other on the consolidated balance sheet, with a corresponding asset recorded to other current assets for the amount to be paid by insurance. During the third quarter of fiscal 2023, a portion of the settlement for the Lopez Action was paid directly by the insurance provider. As the Company substantially satisfied all of its obligations associated with the settlement, the remaining loss accrual, along with the corresponding asset, were derecognized as of February 3, 2023. A trial for the Appraisal Action took place in July 2022. A post-trial hearing was held on December 13, 2022, and the parties are awaiting the Court's decision. The Company is unable at this time to assess whether or to what extent it may be found liable in the Appraisal Action and, if found liable, what the damages may be and believes a loss is not probable and not reasonably estimable. The Company intends to vigorously defend itself in connection with this matter.

On April 25, 2019, Cirba Inc. and Cirba IP, Inc. (collectively, "Cirba") sued VMware in the United States District Court for the District of Delaware (the "Delaware Court") for allegedly infringing two patents and three trademarks. On October 22, 2019, VMware filed a separate lawsuit against Cirba Inc. in the United States District Court for the Eastern District of Virginia for infringing four additional VMware patents, and Cirba filed a counterclaim alleging infringement of an additional Cirba patent. On January 24, 2020, a jury returned a verdict that VMware had willfully infringed Cirba's two patents and awarded approximately $237 million in damages. VMware accrued a total of $237 million as of January 31, 2020, which reflected the estimated losses that were considered both probable and reasonably estimable at that time. The amount accrued for this matter was included in accrued expenses and other on the consolidated balance sheet as of January 31, 2020 and the charge was included in general and administrative expense on the consolidated statements of income during the year ended January 31, 2020. On December 21, 2020, the Delaware Court granted VMware's request for a new trial and set aside the verdict and damages award ("Post-Trial Order"). Thereafter, all claims and counterclaims were consolidated into a single action for all purposes. Each party has filed dispositive motions, a pre-trial conference is scheduled for April 6, 2023 and the trial is scheduled to begin on April 24, 2023. Separately, VMware filed challenges with the U.S. Patent and Trademark Office against each of the four patents that are the subject of Cirba's allegations. All of the challenges were granted and the status of the reviews are as follows: (i) one patent survived the *ex parte* reexam with all challenged claims remaining valid; (ii) one patent remains under *ex parte* reexam review following an initial office action wherein the examiner found all claims invalid; (iii) one patent was found invalid via an *inter partes* review via a Final Written Decision (which remains subject to appeal) issued by the Patent Trial and Appeal Board; and (iv) one patent was found invalid via a post-grant review (which remains subject to appeal). As of January 29, 2021, the Company reassessed its estimated loss accrual based on the Post-Trial Order and determined that a loss was not probable and not reasonably estimable with respect to the consolidated action. Accordingly, the estimated loss accrual of $237 million recorded on the consolidated balance sheets was derecognized, with the credit included in general and administrative expense on the consolidated statements of income during the year ended January 29, 2021. The Company is unable at this time to assess whether, or to what extent, it may be found liable and, if found liable, what the damages may be. The Company intends to vigorously defend against this matter.

In December 2019, the staff of the Enforcement Division of the SEC requested documents and information related to VMware's backlog and associated accounting and disclosures. On September 12, 2022, the Company announced that it reached a settlement with the SEC to resolve a previously disclosed investigation related to the Company's backlog disclosures in public filings for its 2019 and 2020 fiscal years, which ran from February 3, 2018 through January 31, 2020. Under the terms of the settlement, the Company agreed to pay an immaterial civil monetary penalty without admitting or denying the SEC's findings, which relate to the Company's disclosures. The SEC Staff has confirmed that it does not intend to recommend enforcement action against any current or former VMware officers or other members of management in connection with the investigation, and this settlement concludes the matter. As a result of the settlement, until September 2025 the Company (i) no longer qualifies as a well-known seasoned issuer, (ii) is ineligible for certain private offering exemptions under the Securities Act and (iii) is unable to rely on the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.

On June 2, 2020, WSOU Investments LLC (doing business as Brazos Licensing & Development) ("WSOU") filed four patent infringement lawsuits against VMware (also naming Dell and EMC) in the United States District Court for the Western District of Texas (the "Texas Court"), asserting one patent in each lawsuit. The Texas Court consolidated the four lawsuits for all purposes. During the course of the lawsuit, WSOU dropped one of the asserted patents and on February 21, 2023 trial began for the remaining three patents, with WSOU seeking certain damages. On the first day of trial, the court granted summary judgment of non-infringement as to two patents, leaving one patent to continue with at trial. At the conclusion of the Plaintiff's case, the Court granted VMware's motion for a directed verdict. The Court's rulings are subject to appeal. In the event of an appeal, the Company intends to vigorously defend against this matter.

While VMware believes that it has valid defenses against each of the above legal matters, given the unpredictable nature of legal proceedings, an unfavorable resolution of one or more legal proceedings, claims, or investigations could have a material adverse effect on VMware's consolidated financial statements.

VMware accrues for a liability when a determination has been made that a loss is both probable and the amount of the loss can be reasonably estimated. If only a range can be estimated and no amount within the range is a better estimate than any other amount, an accrual is recorded for the minimum amount in the range. Significant judgment is required in both the determination that the occurrence of a loss is probable and is reasonably estimable. In making such judgments, VMware considers the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. Legal costs are generally recognized as expense when incurred.

VMware is also subject to other legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business or in connection with business mergers and acquisitions, including claims with respect to commercial, contracting and sales practices, product liability, intellectual property, employment, corporate and securities law, class action, whistleblower and other matters. From time to time, VMware also receives inquiries from and has discussions with government entities and stockholders on various matters. As of February 3, 2023, amounts accrued relating to these other matters arising as part of the ordinary course of business were considered not material. VMware does not believe that any liability from any reasonably possible disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on its consolidated financial statements.

Contractual Commitments

VMware's minimum contractual commitments as of February 3, 2023 were as follows (table in millions):

	Purchase Obligations	Asset Retirement Obligations	Total
2024	$ 180	$ 1	$ 181
2025	50	4	54
2026	7	2	9
2027	1	10	11
2028	1	—	1
Thereafter	—	5	5
Total	$ 239	$ 22	$ 261

VMware's contractual commitments also include principal payments on the unsecured senior notes and senior unsecured term loan facilities, leased office facilities and equipment under various lease arrangements and tax obligations. Refer to Note I for more information on VMware's debt commitments, Note M for more information on VMware's lease commitments and Note O for more information on VMware's tax obligations.

Guarantees and Indemnification Obligations

VMware enters into agreements in the ordinary course of business with, among others, customers, distributors, resellers, system vendors and systems integrators. Most of these agreements require VMware to indemnify the other party against third-party claims alleging that a VMware product infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require VMware to indemnify the other party against certain claims relating to property damage, personal injury, or the acts or omissions of VMware, its employees, agents, or representatives.

Additionally, following the Spin-Off, VMware and Dell have agreed to indemnify one another pursuant to the Tax Matters Agreement for certain tax liabilities or tax benefits relating to periods prior to the Spin-Off. Refer to Note O for more information.

VMware has agreements with certain vendors, financial institutions, lessors and service providers pursuant to which VMware has agreed to indemnify the other party for specified matters, such as acts and omissions of VMware, its employees, agents, or representatives.

VMware has procurement or license agreements with respect to technology that it has obtained the right to use in VMware's products and agreements. Under some of these agreements, VMware has agreed to indemnify the supplier for certain claims that may be brought against such party with respect to VMware's acts or omissions relating to the supplied products or technologies.

VMware has agreed to indemnify the directors and executive officers of VMware, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or executive officer. VMware's by-laws and charter also provide for indemnification of directors and officers of VMware and VMware subsidiaries to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or executive officer. VMware also indemnifies certain employees who provide services with respect to employee benefits plans, including, for example, the members of the Administrative Committee of the VMware 401(k) Plan and employees who serve as directors or officers of VMware's subsidiaries.

In connection with certain acquisitions, VMware has agreed to indemnify the former directors and officers of the acquired company in accordance with the acquired company's by-laws and charter in effect immediately prior to the acquisition or in accordance with indemnification or similar agreements entered into by the acquired company and such persons. VMware typically purchases a "tail" directors and officers insurance policy, which should enable VMware to recover a portion of any future indemnification obligations related to the former officers and directors of an acquired company.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the relatively small number of prior indemnification claims and the unique facts and circumstances involved in each particular situation.

Form 10-K

Historically, payments made by the Company under these agreements have not had a material effect on the Company's consolidated results of operations, financial position, or cash flows.

E. Business Combinations, Definite-Lived Intangible Assets, Net and Goodwill

Business Combinations

Fiscal 2021

Acquisition of SaltStack, Inc.

During the third quarter of fiscal 2021, VMware completed the acquisition of SaltStack, Inc., a developer of intelligent, event-driven automation software, to broaden VMware's Cloud Management capabilities from infrastructure to applications. The total purchase price, net of cash acquired, was $51 million.

Acquisition of Datrium, Inc.

During the second quarter of fiscal 2021, VMware completed the acquisition of Datrium, Inc., a provider of cloud-native disaster recovery solutions, to broaden the VMware Site Recovery Disaster Recovery as a Service offerings. The total purchase price, net of cash acquired, was $137 million.

Acquisition of Lastline, Inc.

During the second quarter of fiscal 2021, VMware completed the acquisition of Lastline, Inc., a provider of network-based security breach detection products and services, to enhance capabilities for network detection and threat analysis on VMware NSX and SD-WAN offerings. The total purchase price, net of cash acquired, was $114 million.

Acquisition of Nyansa, Inc.

During the first quarter of fiscal 2021, VMware completed the acquisition of Nyansa, Inc., a developer of artificial intelligence-based network analytics, to accelerate the delivery of end-to-end monitoring and troubleshooting capacities within VMware SD-WAN by VeloCloud. The total purchase price, net of cash acquired, was $38 million.

Other Fiscal 2021 Acquisitions

During the year ended January 29, 2021, VMware completed five other acquisitions, which were not material, individually or in aggregate, to the consolidated financial statements. VMware expected these acquisitions to primarily enhance its product features and capabilities for its VMware Carbon Black Cloud and VMware Aria Operations offerings. The aggregate purchase price for these five acquisitions, net of cash acquired, was $62 million.

The pro forma financial information assuming these fiscal 2021 acquisitions had occurred as of the beginning of the fiscal year prior to the fiscal year of acquisition, as well as the revenue and earnings generated during the current fiscal year, were not material for disclosure purposes.

Definite-Lived Intangible Assets, Net

The following table summarizes the changes in the carrying amount of definite-lived intangible assets during the periods presented (table in millions):

	February 3, 2023	January 28, 2022
Balance, beginning of the year	$ 714	$ 993
Additions related to business combinations and purchases of intangible assets	18	24
Amortization expense	(254)	(303)
Balance, end of the year	$ 478	$ 714

As of the periods presented, definite-lived intangible assets consisted of the following (amounts in tables in millions):

	February 3, 2023			
	Weighted-Average Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	5.3	$ 819	$ (623)	$ 196
Customer relationships and customer lists	11.9	632	(371)	261
Trademarks and tradenames	6.8	69	(48)	21
Total definite-lived intangible assets		$ 1,520	$ (1,042)	$ 478

	January 28, 2022			
	Weighted-Average Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	5.3	$ 836	$ (501)	$ 335
Customer relationships and customer lists	11.5	721	(376)	345
Trademarks and tradenames	7.7	131	(97)	34
Total definite-lived intangible assets		$ 1,688	$ (974)	$ 714

Amortization expense on definite-lived intangible assets was $254 million, $303 million and $328 million during the years ended February 3, 2023, January 28, 2022 and January 29, 2021, respectively.

Based on intangible assets recorded as of February 3, 2023 and assuming no subsequent additions, dispositions or impairment of underlying assets, the remaining estimated annual amortization expense over the next five fiscal years and thereafter is expected to be as follows (table in millions):

2024	$ 205
2025	112
2026	72
2027	42
2028	14
Thereafter	33
Total	$ 478

Goodwill

The following table summarizes the changes in the carrying amount of goodwill during the periods presented (table in millions):

	February 3, 2023	January 28, 2022
Balance, beginning of the year	$ 9,598	$ 9,599
Change in goodwill due to business combinations and related adjustments	—	(1)
Balance, end of the year	$ 9,598	$ 9,598

F. Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding and potentially dilutive securities outstanding during the period, using the treasury stock method. Potentially dilutive securities primarily include unvested restricted stock, which includes restricted stock units ("RSU") and PSU awards, and stock options, including purchase options under VMware's employee stock purchase plan. Securities are excluded from the computation of diluted net income per share if their effect would be anti-dilutive.

The following table sets forth the computations of basic and diluted net income per share during the periods presented (table in millions, except per share amounts and shares in thousands):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Net income	$ 1,314	$ 1,820	$ 2,058
Weighted-average shares of common stock, basic	423,150	419,504	419,841
Effect of other dilutive securities...	2,710	2,890	3,399
Weighted-average shares of common stock, diluted.............................	425,860	422,394	423,240
Net income per weighted-average share of common stock, basic .... $	3.11	$ 4.34	$ 4.90
Net income per weighted-average share of common stock, diluted ...... $	3.09	$ 4.31	$ 4.86

The following table sets forth the weighted-average common share equivalents of Class A Stock that were excluded from the diluted net income per share calculations during the periods presented because their effect would have been anti-dilutive (shares in thousands):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Anti-dilutive securities:			
Employee stock options	65	57	150
RSUs..	535	463	5,038
Total..	600	520	5,188

G. Realignment

During the second quarter of fiscal 2023, in response to Russian military actions in Ukraine, VMware approved a plan to cease business operations in Russia. As a result of this action, approximately 80 positions were eliminated during the second quarter of fiscal 2023. Related realignment expenses recognized on the consolidated statements of income during the year ended February 3, 2023 were not significant and primarily included severance-related costs. Actions associated with this plan were substantially complete by the end of fiscal 2023.

During the third quarter of fiscal 2021, VMware approved a plan to streamline its operations and better align resources with its business priorities. As a result of this action, during the year ended January 29, 2021, approximately 280 positions were eliminated and $42 million of severance-related realignment expenses were recognized on the consolidated statements of income. Actions associated with this plan were substantially complete by the end of fiscal 2021.

During the fourth quarter of fiscal 2020, VMware approved a plan to streamline its operations, with plans to better align business priorities and shift positions to lower cost locations. As a result of these actions, during the year ended January 31, 2020, approximately 1,100 positions were eliminated and $79 million of severance-related realignment expenses were recognized on the consolidated statements of income. Actions associated with this plan were completed during fiscal 2021.

The following tables summarize the activity for the accrued realignment expenses during the year ended January 29, 2021 (table in millions):

	For the Year Ended January 29, 2021			
	Balance as of January 31, 2020	Realignment Expense	Utilization	Balance as of January 29, 2021
Severance-related costs .... $	74	$ 42	$ (113)	$ 3

H. Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

Cash and Cash Equivalents

Cash and cash equivalents totaled $5.1 billion and $3.6 billion as of February 3, 2023 and January 28, 2022, respectively. Cash equivalents were $4.3 billion as of February 3, 2023 and consisted of money-market funds of $4.2 billion and time deposits of $19 million. Cash equivalents were $3.0 billion as of January 28, 2022 and consisted of money-market funds of $3.0 billion and time deposits of $34 million.

Restricted Cash

The following table provides a reconciliation of the Company's cash and cash equivalents, and current and non-current portion of restricted cash reported on the consolidated balance sheets that sum to the total cash, cash equivalents and restricted cash as of the periods presented (table in millions):

	February 3, 2023	January 28, 2022
Cash and cash equivalents	$ 5,100	$ 3,614
Restricted cash within other current assets	24	43
Restricted cash within other assets	3	6
Total cash, cash equivalents and restricted cash	$ 5,127	$ 3,663

Amounts included in restricted cash primarily relate to certain employee-related benefits, as well as amounts related to installment payments to certain employees as part of acquisitions, subject to the achievement of specified future employment conditions.

Short-Term Investments

As of January 28, 2022, short-term investments totaled $19 million and consisted of marketable equity securities. These short-term investments were sold during the first quarter of fiscal 2023. Refer to Note J for more information regarding the Company's marketable equity securities.

I. Debt

Unsecured Senior Notes

On August 2, 2021, VMware issued five series of unsecured senior notes pursuant to a public debt offering (the "2021 Senior Notes"). The proceeds from the 2021 Senior Notes were $5.9 billion, net of debt discount of $11 million and debt issuance costs of $47 million. The proceeds from the 2021 Senior Notes were used to fund a portion of the Special Dividend in connection with the Spin-Off.

VMware also issued unsecured senior notes on April 7, 2020 (the "2020 Senior Notes") and on August 21, 2017 (the "2017 Senior Notes," collectively with the 2020 Senior Notes and 2021 Senior Notes, the "Senior Notes").

Form 10-K

The carrying value of the Senior Notes as of the periods presented was as follows (amounts in millions):

	February 3, 2023	January 28, 2022	Effective Interest Rate
2017 Senior Notes:			
3.90% Senior Note Due August 21, 2027	$ 1,250	$ 1,250	4.05%
2020 Senior Notes:			
4.50% Senior Note Due May 15, 2025	750	750	4.70%
4.65% Senior Note Due May 15, 2027	500	500	4.80%
4.70% Senior Note Due May 15, 2030	750	750	4.86%
2021 Senior Notes:			
0.60% Senior Note Due August 15, 2023	1,000	1,000	0.95%
1.00% Senior Note Due August 15, 2024	1,250	1,250	1.23%
1.40% Senior Note Due August 15, 2026	1,500	1,500	1.61%
1.80% Senior Note Due August 15, 2028	750	750	2.01%
2.20% Senior Note Due August 15, 2031	1,500	1,500	2.32%
Total principal amount	9,250	9,250	
Less: unamortized discount	(12)	(15)	
Less: unamortized debt issuance costs	(46)	(61)	
Net carrying amount	$ 9,192	$ 9,174	
Current portion of long-term debt	$ 1,000	$ —	
Long-term debt	8,192	9,174	

On January 18, 2022, VMware exercised a make-whole call and redeemed the $1.5 billion unsecured senior note due August 21, 2022 at a premium. The loss on extinguishment of debt was $21 million during the year ended January 28, 2022 and was recognized in other income (expense), net on the consolidated statements of income.

On May 11, 2020, VMware exercised a make-whole call and redeemed the $1.3 billion unsecured senior note due August 21, 2020 at a premium. The loss on extinguishment of debt was not material during the year ended January 29, 2021 and was recognized in other income (expense), net on the consolidated statements of income.

Beginning on February 15, 2022, interest on the 2021 Senior Notes became payable semiannually in arrears, on February 15 and August 15 of each year. Beginning on November 15, 2020, interest on the 2020 Senior Notes became payable semiannually in arrears, on May 15 and November 15 of each year. The interest rate on the 2020 Senior Notes is subject to adjustment based on certain rating events. Beginning on February 21, 2018, interest on the 2017 Senior Notes became payable semiannually in arrears, on February 21 and August 21 of each year. Interest expense was $247 million, $240 million and $183 million during the years ended February 3, 2023, January 28, 2022 and January 29, 2021, respectively. Interest expense, which included amortization of discount and issuance costs, was recognized on the consolidated statements of income. The discount and issuance costs are amortized over the term of the Senior Notes on a straight-line basis, which approximates the effective interest method.

The Senior Notes are redeemable in whole at any time or in part from time to time at VMware's option and may be subject to a make-whole premium. In addition, upon the occurrence of certain change-of-control triggering events and certain downgrades of the ratings on the Senior Notes, VMware may be required to repurchase the notes at a repurchase price equal to 101% of the aggregate principal plus any accrued and unpaid interest on the date of repurchase. The Senior Notes rank equally in right of payment with VMware's other unsecured and unsubordinated indebtedness and contain restrictive covenants that, in certain circumstances, limit VMware's ability to create certain liens, to enter into certain sale and leaseback transactions and to consolidate, merge, sell or otherwise dispose of all or substantially all of VMware's assets.

The future principal payments for the next five fiscal years and thereafter for the Senior Notes as of February 3, 2023 were as follows (amounts in millions):

2024	$	1,000
2025		1,250
2026		750
2027		1,500
2028		1,750
Thereafter		3,000
Total	$	9,250

Refer to Note C for disclosure regarding the note payable to Dell.

Senior Unsecured Term Loan Facility

On September 2, 2021, VMware received commitments from financial institutions for a three-year senior unsecured term loan facility and a five-year senior unsecured term loan facility that provided the Company with a one-time aggregate borrowing capacity of up to $4.0 billion (the "2021 Term Loan"). On November 1, 2021, the Company drew down an aggregate of $4.0 billion, which was used to fund a portion of the Special Dividend in connection with the Spin-Off. During the years ended February 3, 2023 and January 28, 2022, the Company repaid $2.3 billion and $500 million, respectively. As of February 3, 2023 and January 28, 2022, the outstanding balance on the 2021 Term Loan of $1.2 billion and $3.5 billion, respectively, net of unamortized debt issuance cost, was included in long-term debt on the consolidated balance sheets. As of February 3, 2023, the weighted-average interest rate on the outstanding 2021 Term Loan was 5.34%.

On September 26, 2019, VMware entered into a senior unsecured term loan facility (the "2019 Term Loan") with a syndicate of lenders that provided the Company with a borrowing capacity of up to $2.0 billion through February 7, 2020 for general corporate purposes. During the year ended January 31, 2020, the Company drew down an aggregate of $3.4 billion and repaid an aggregate of $1.9 billion. During the year ended January 29, 2021, VMware repaid the outstanding balance of $1.5 billion on the 2019 Term Loan.

The 2021 Term Loan, together with the 2019 Term Loan (the "Term Loan") contain certain representations, warranties and covenants. Interest expense for the Term Loan, including amortization of issuance costs, was $57 million and $17 million during the years ended February 3, 2023 and January 29, 2021, respectively, and was not significant during the year ended January 28, 2022.

Revolving Credit Facility

On September 2, 2021, VMware entered into an unsecured credit agreement establishing a revolving credit facility with a syndicate of lenders that provides the Company with a borrowing capacity of up to $1.5 billion for general corporate purposes (the "2021 Revolving Credit Facility"). Commitments under the 2021 Revolving Credit Facility are available for a period of five years, which may be extended, subject to the satisfaction of certain conditions, by up to two one-year periods. As of February 3, 2023 and January 28, 2022, there was no outstanding borrowing under the 2021 Revolving Credit Facility. The 2021 Revolving Credit Facility contains certain representations, warranties and covenants. Commitment fees, interest rates and other terms of borrowing under the 2021 Revolving Credit Facility may vary based on VMware's external credit ratings. The amount incurred in connection with the ongoing commitment fee, which is payable quarterly in arrears, was not significant during the years ended February 3, 2023 and January 28, 2022.

J. Fair Value Measurements

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

Certain financial assets and liabilities are measured at fair value on a recurring basis. VMware determines fair value using the following hierarchy:

- Level 1 - Quoted prices in active markets for identical assets or liabilities;

- Level 2 - Inputs other than Level 1 inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Form 10-K

VMware did not have any significant assets or liabilities that were classified as Level 3 of the fair value hierarchy for the periods presented, and there have been no transfers between fair value measurement levels during the periods presented.

The following tables set forth the fair value hierarchy of VMware's cash equivalents and short-term investments that were required to be measured at fair value as of the periods presented (tables in millions):

	February 3, 2023		
	Level 1	**Level 2**	**Total**
Cash equivalents:			
Money-market funds	$ 4,250	$ —	$ 4,250
Time deposits[1]	—	19	19
Total cash equivalents	$ 4,250	$ 19	$ 4,269

	January 28, 2022		
	Level 1	**Level 2**	**Total**
Cash equivalents:			
Money-market funds	$ 2,998	$ —	$ 2,998
Time deposits[1]	—	34	34
Total cash equivalents	$ 2,998	$ 34	$ 3,032
Short-term investments:			
Marketable equity securities	$ 19	$ —	$ 19
Total short-term investments	$ 19	$ —	$ 19

[1] Time deposits were valued at amortized cost, which approximated fair value.

The Senior Notes and the 2021 Term Loan were not recorded at fair value. The fair value of the Senior Notes was approximately $8.5 billion and $9.3 billion as of February 3, 2023 and January 28, 2022, respectively. The fair value of the 2021 Term Loan approximated its carrying value as of February 3, 2023 and January 28, 2022. Fair value for each of the Senior Notes and the 2021 Term Loan was estimated primarily based on observable market interest rates (Level 2 inputs).

VMware offers a non-qualified deferred compensation plan (the "NQDC Program") for eligible employees, which allows participants to defer payment of part or all of their compensation. There is no net impact to the consolidated statements of income under the NQDC Program since changes in the fair value of the assets offset changes in the fair value of the liabilities. As such, assets and liabilities associated with the NQDC Program have not been included in the above tables. Assets associated with the NQDC Program were the same as the liabilities at $166 million and $162 million as of February 3, 2023 and January 28, 2022, respectively, and were included in other assets on the consolidated balance sheets. Liabilities associated with the NQDC Program included in accrued expenses and other on the consolidated balance sheets were $16 million as of February 3, 2023 and January 28, 2022. Liabilities associated with the NQDC Program included in other liabilities on the consolidated balance sheets were $150 million and $146 million as of February 3, 2023 and January 28, 2022, respectively.

Equity Securities With a Readily Determinable Fair Value

VMware's equity securities included an investment in a company that completed its initial public offering during the third quarter of fiscal 2021. The fair value of the investment was based on quoted prices for identical assets in an active market (Level 1). As of January 28, 2022, the fair value of the investment was $19 million and was included in short-term investments on the consolidated balance sheets. During the three months ended April 29, 2022, VMware sold the entire investment which had a carrying value of $19 million at the time of sale.

The carrying value at the time of sale for the investments sold during the years ended February 3, 2023, January 28, 2022 and January 29, 2021 was $19 million, $83 million and $26 million, respectively. The gain or loss recognized on the investments sold during the year ended February 3, 2023 was not significant. A loss of $37 million and a gain of $23 million were recognized on the investments sold during the years ended January 28, 2022 and January 29, 2021, respectively. An unrealized loss of $29 million and an unrealized gain of $140 million were recognized during the years ended January 28, 2022 and January 29, 2021, respectively, on the investment still held as of January 28, 2022 and January 29, 2021. All gains and losses on these securities, whether realized or unrealized, are recognized in other income (expense), net on the consolidated statements of income.

Equity Securities Without a Readily Determinable Fair Value

VMware's equity securities also include investments in privately held companies, which do not have a readily determinable fair value. As of February 3, 2023 and January 28, 2022, investments in privately held companies, which consisted primarily of equity securities, had a carrying value of $87 million and $163 million, respectively, and were included in other assets on the consolidated balance sheets.

During the year ended February 3, 2023, VMware sold certain investments in privately held companies which had an aggregate carrying value at the time of sale of $88 million and the loss recognized on these investments was not significant. During the year ended January 28, 2022, for securities still held as of January 28, 2022, gross upward adjustments were $29 million. During the year ended January 29, 2021, gross downward adjustments of $14 million were recognized on securities still held as of January 29, 2021. Gross upward and downward adjustments for all other periods presented were not significant.

Unrealized gains, net recognized on securities still held as of February 3, 2023 and January 28, 2022 were not significant and $25 million, respectively, during the years ended February 3, 2023 and January 28, 2022. Unrealized losses, net recognized on securities still held as of January 29, 2021 were $12 million during the year ended January 29, 2021. All gains and losses on these securities, whether realized or unrealized, are recognized in other income (expense), net on the consolidated statements of income.

K. Derivatives and Hedging Activities

VMware conducts business on a global basis in multiple foreign currencies, subjecting the Company to foreign currency risk. To mitigate a portion of this risk, VMware utilizes hedging contracts as described below, which potentially expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreements. VMware manages counterparty risk by seeking counterparties of high credit quality and by monitoring credit ratings, credit spreads and other relevant public information about its counterparties. VMware does not, and does not intend to, use derivative instruments for trading or speculative purposes.

Cash Flow Hedges

To mitigate its exposure to foreign currency fluctuations resulting from certain operating expenses denominated in certain foreign currencies, VMware enters into forward contracts that are designated as cash flow hedging instruments as the accounting criteria for such designation are met. Therefore, the effective portion of gains or losses resulting from changes in the fair value of these instruments is initially reported in accumulated other comprehensive loss on the consolidated balance sheets and is subsequently reclassified to the related operating expense line item on the consolidated statements of income in the same period that the underlying expenses are incurred. During the years ended February 3, 2023, January 28, 2022 and January 29, 2021, the effective portion of gains or losses reclassified to the consolidated statements of income were not significant to each of the individual functional line items, as well as in aggregate. Interest charges or forward points on VMware's forward contracts were excluded from the assessment of hedge effectiveness and were recorded to the related operating expense line item on the consolidated statements of income in the same period that the interest charges are incurred.

These forward contracts have maturities of fourteen months or less, and as of February 3, 2023 and January 28, 2022, outstanding forward contracts had a total notional value of $677 million and $642 million, respectively. The notional value represents the gross amount of foreign currency that will be bought or sold upon maturity of the forward contract. The fair value of these forward contracts was not significant as of February 3, 2023 and January 28, 2022.

During the years ended February 3, 2023, January 28, 2022 and January 29, 2021, all cash flow hedges were considered effective.

Forward Contracts Not Designated as Hedges

VMware has established a program that utilizes forward contracts to offset the foreign currency risk associated with net outstanding monetary asset and liability positions. These forward contracts are not designated as hedging instruments under applicable accounting guidance, and therefore all changes in the fair value of the forward contracts are reported in other income (expense), net on the consolidated statements of income.

These forward contracts generally have a maturity of one month, and as of February 3, 2023 and January 28, 2022, outstanding forward contracts had a total notional value of $1.7 billion and $1.5 billion, respectively. The notional value represents the gross amount of foreign currency that will be bought or sold upon maturity of the forward contract. The fair value of these forward contracts was not significant as of February 3, 2023 and January 28, 2022.

Form 10-K

Gains related to the settlement of forward contracts were $23 million and $57 million during the years ended February 3, 2023 and January 28, 2022, respectively. The loss related to the settlement of forward contracts was $63 million during the year ended January 29, 2021. Gains and losses are recorded in other income (expense), net on the consolidated statements of income.

The combined gains and losses related to the settlement of forward contracts and the underlying foreign currency denominated assets and liabilities resulted in net gains of $15 million and $31 million during the years ended February 3, 2023 and January 29, 2021, respectively. The combined gains and losses related to the settlement of forward contracts and the underlying foreign currency denominated assets and liabilities were not significant during the year January 28, 2022. Net gains and losses are recorded in other income (expense), net on the consolidated statements of income.

L. Property and Equipment, Net

Property and equipment, net, as of the periods presented consisted of the following (table in millions):

	February 3, 2023	January 28, 2022
Equipment and software	$ 2,062	$ 1,729
Buildings and improvements	1,235	1,170
Furniture and fixtures	145	134
Capital in progress	195	179
Total property and equipment	3,637	3,212
Accumulated depreciation	(2,014)	(1,751)
Total property and equipment, net	$ 1,623	$ 1,461

Capital in progress primarily consisted of capitalized costs associated with the development of internal-use software and various building and site improvements that had not yet been placed into service.

Depreciation expense was $319 million, $276 million and $253 million during the years ended February 3, 2023, January 28, 2022 and January 29, 2021, respectively.

M. Leases

VMware has operating and finance leases primarily related to office facilities and equipment, which have remaining lease terms of one month to 23 years.

The components of lease expense during the periods presented were as follows (table in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Operating lease expense	$ 199	$ 192	$ 190
Finance lease expense:			
Amortization of ROU assets	7	6	6
Interest on lease liabilities	1	1	2
Total finance lease expense	8	7	8
Short-term lease expense	1	1	3
Variable lease expense	34	31	29
Total lease expense	$ 242	$ 231	$ 230

Lease expense incurred for arrangements with Dell was not significant during the periods presented.

The Company subleases certain leased office space to third parties when it determines there is excess leased capacity. Sublease income was $15 million during the year ended February 3, 2023 and $20 million during each of the years ended January 28, 2022 and January 29, 2021.

Supplemental cash flow information related to operating and finance leases during the periods presented was as follows (table in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 177	$ 173	$ 174
Operating cash flows from finance leases	1	1	1
Financing cash flows from finance leases	5	5	4
ROU assets obtained in exchange for lease liabilities:			
Operating leases	$ 81	$ 225	$ 275
Finance leases	8	—	1

Supplemental balance sheet information related to operating and finance leases as of the periods presented was as follows (table in millions):

	February 3, 2023	
	Operating Leases	Finance Leases
ROU assets, non-current[1]	$ 974	$ 47
Lease liabilities, current[2]	$ 144	$ 9
Lease liabilities, non-current[3]	845	39
Total lease liabilities	$ 989	$ 48

	January 28, 2022	
	Operating Leases	Finance Leases
ROU assets, non-current[1]	$ 1,062	$ 46
Lease liabilities, current[2]	$ 145	$ 5
Lease liabilities, non-current[3]	927	43
Total lease liabilities	$ 1,072	$ 48

[1] ROU assets for operating leases are included in other assets and ROU assets for finance leases are included in property and equipment, net on the consolidated balance sheets.

[2] Current lease liabilities are included primarily in accrued expenses and other on the consolidated balance sheets.

[3] Non-current operating lease liabilities are presented as operating lease liabilities on the consolidated balance sheets. Non-current finance lease liabilities are included in other liabilities on the consolidated balance sheets.

Lease term and discount rate related to operating and finance leases as of the periods presented were as follows:

	February 3, 2023	January 28, 2022
Weighted-average remaining lease term (in years)		
Operating leases	11.8	11.9
Finance leases	5.7	7.3
Weighted-average discount rate		
Operating leases	3.5 %	3.2 %
Finance leases	3.2 %	2.9 %

Form 10-K

The following represents VMware's future minimum lease payments under non-cancellable operating and finance leases as of February 3, 2023 (table in millions):

	Operating Leases	Finance Leases
2024	$ 175	$ 10
2025	135	9
2026	126	9
2027	111	7
2028	98	7
Thereafter	605	10
Total future minimum lease payments	1,250	52
Less: Imputed interest	(261)	(4)
Total lease liabilities[1]	$ 989	$ 48

[1] Total lease liabilities as of February 3, 2023 excluded legally binding lease payments for leases signed but not yet commenced of $19 million.

The amount of the future operating lease commitments after fiscal 2028 is primarily for the ground leases on VMware's Palo Alto, California headquarter facilities, which expire in fiscal 2047. As several of VMware's operating leases are payable in foreign currencies, the operating lease payments may fluctuate in response to changes in the exchange rate between the U.S. dollar and the foreign currencies in which the commitments are payable.

N. Accrued Expenses and Other

Accrued expenses and other as of the periods presented consisted of the following (table in millions):

	February 3, 2023	January 28, 2022
Accrued employee related expenses	$ 1,435	$ 1,412
Accrued partner liabilities	194	212
Lease liabilities	153	150
Income tax[1]	305	29
Other[2]	481	533
Total	$ 2,568	$ 2,336

[1] Income tax primarily consists of the current portion of income taxes payable to federal tax authorities. Refer to Note O for more information regarding VMware's income taxes.

[2] Other primarily consists of interest accrual on outstanding debt, litigation accrual, and indirect tax accrual.

Accrued partner liabilities primarily relate to rebates and marketing development fund accruals for channel partners, system vendors and systems integrators. Accrued partner liabilities also include accruals for professional service arrangements for which VMware intends to leverage channel partners to directly fulfill the obligation to its customers.

O. Income Taxes

The domestic and foreign components of income before income tax for the periods presented were as follows (table in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Domestic	$ 561	$ 633	$ 932
Foreign	1,231	1,452	1,450
Total income before income tax	$ 1,792	$ 2,085	$ 2,382

VMware's income tax provision for the periods presented consisted of the following (table in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Federal:			
Current	$ 352	$ 16	$ 157
Deferred	(89)	64	(19)
	263	80	138
State:			
Current	94	50	73
Deferred	(43)	(13)	(14)
	51	37	59
Foreign:			
Current	250	279	246
Deferred	(86)	(131)	(119)
	164	148	127
Total income tax provision	$ 478	$ 265	$ 324

Provision for income taxes increased during the year ended February 3, 2023 compared to January 28, 2022, primarily driven by increase in GILTI from the impacts of Internal Revenue Code Section 174 research and development expense capitalization ("Section 174"), which was part of the 2017 Tax Act and became effective beginning in fiscal 2023. As the Company records impacts of GILTI as a period cost, the capitalization of foreign research and experimental costs in GILTI increases the Company's provision for income taxes. The increase in the Company's effective income tax rate was also driven by a decrease in FTC benefit due to disallowance of credit for certain foreign tax expenses as a result of the final FTC regulations effective beginning in fiscal 2023.

Provision for income taxes decreased during the year ended January 28, 2022 compared to January 29, 2021, primarily driven by $31 million discrete tax benefit related to the book and tax basis difference on the Company's investment in equity securities recognized during the year ended January 28, 2022 as compared to a discrete tax expense of $52 million during the year ended January 29, 2021. The decrease was partially offset by a discrete tax benefit of $59 million due to an intra-group transfer of Pivotal's intellectual property rights to the Company's Irish subsidiary during the year ended January 29, 2021.

A reconciliation of VMware's effective tax rate to the statutory federal tax rate for the periods presented was as follows:

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Statutory federal tax rate	21 %	21 %	21 %
State taxes, net of federal benefit	2 %	1 %	2 %
Tax rate differential for non-U.S. jurisdictions	(9)%	(10)%	(8)%
Research and development tax credit	(7)%	(4)%	(3)%
(Excess tax benefits) tax deficiencies from stock-based compensation	1 %	(1)%	(1)%
Discrete tax benefit due to IP Transfer[1]	— %	— %	(2)%
U.S. tax on foreign earnings, including GILTI	14 %	1 %	2 %
Permanent items	5 %	5 %	3 %
Effective tax rate	27 %	13 %	14 %

[1] A discrete tax benefit of $59 million was recognized with a deferred tax asset during the year ended January 29, 2021. This deferred tax asset was recognized as a result of intra-group transfer of Pivotal's IP rights to an Irish subsidiary.

Form 10-K

Deferred tax assets and liabilities are recognized for future tax consequences resulting from differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to be reversed. Significant deferred tax assets and liabilities as of the periods presented consisted of the following (table in millions):

	February 3, 2023		January 28, 2022	
Deferred tax assets:				
Accruals and other	$	285	$	280
Lease liabilities		180		179
Unearned revenue		567		538
Stock-based compensation		76		76
Tax credit and net operating loss carryforwards		536		710
Other assets, net		265		135
Intangible and other non-current assets		4,874		4,916
Capitalized research and development		386		—
Gross deferred tax assets		7,169		6,834
Valuation allowance		(495)		(471)
Total deferred tax assets		6,674		6,363
Deferred tax liabilities:				
Deferred commissions		(207)		(177)
ROU Assets		(152)		(151)
Property, plant and equipment, net		(165)		(134)
Total deferred tax liabilities		(524)		(462)
Net deferred tax assets	$	6,150	$	5,901

The increase in net deferred tax assets from January 28, 2022 to February 3, 2023 was primarily driven by the increase in Section 174 of $386 million which became effective in fiscal 2023.

VMware had federal and state net operating loss carryforwards of $120 million, $356 million, as of February 3, 2023, respectively. Foreign net operating loss carryforwards as of February 3, 2023 were not significant. VMware had federal, state and foreign net operating loss carryforwards of $269 million, $521 million and $9 million as of January 28, 2022, respectively. The federal and state net operating loss carryforwards will start to expire in fiscal 2024, if not utilized. These net operating losses have various carryforward periods, including certain portions that can be carried forward indefinitely. The majority of the Company's foreign net operating loss carryforwards can be carried forward indefinitely.

VMware had federal research and development ("R&D") tax credit carryforwards, which were not significant as of February 3, 2023, and were $164 million as of January 28, 2022. The federal R&D tax credit will start to expire in fiscal 2027, if not utilized. VMware also had California and other state R&D credit carryforwards for income tax purposes of $459 million and $397 million as of February 3, 2023 and January 28, 2022, respectively. The California R&D tax credit carryforwards can be carried forward indefinitely and the other state R&D tax credit carryforwards will start to expire in fiscal 2024, if not utilized. In addition, VMware had federal foreign tax credit carryforwards of $21 million and $49 million as of February 3, 2023 and January 28, 2022, respectively. VMware also had non-U.S. foreign tax credit carryforwards of $17 million as of February 3, 2023. Non-U.S. foreign tax credit carryforwards were not significant as of January 28, 2022. The federal foreign tax credit will start to expire in fiscal 2027, if not utilized. The non-U.S. foreign tax credit can be carried forward indefinitely. VMware also had non-U.S. capital loss carryforwards of $22 million and $23 million as of February 3, 2023 and January 28, 2022, respectively, which can be carried forward indefinitely.

VMware determined that the realization of deferred tax assets relating to portions of the state R&D tax credits and certain federal and non-U.S. foreign tax credit carryforwards did not meet the more-likely-than-not threshold. Accordingly, a valuation allowance of $495 million and $471 million was recorded as of February 3, 2023 and January 28, 2022, respectively. If, in the future, new evidence supports the realization of the deferred tax assets related to these items, the valuation allowance will be reversed and a tax benefit will be recorded accordingly.

VMware believes it is more-likely-than-not that the net deferred tax assets as of February 3, 2023 and January 28, 2022, will be realized in the foreseeable future as VMware believes that it will generate sufficient taxable income in future years. VMware's ability to generate sufficient taxable income in future years in appropriate tax jurisdictions will determine the amount of net deferred tax asset balances to be realized in future periods. During the year ended February 3, 2023, the total change in the valuation allowance was $24 million, which was primarily due to California R&D credits generated in the current year, partially offset by utilization of the federal foreign tax credit.

For the periods presented, VMware's rate of taxation in non-U.S. jurisdictions was lower than the U.S. tax rate. VMware's non-U.S. earnings are primarily earned by its subsidiary organized in Ireland, where the statutory rate is 12.5%. Under the 2017 Tax Act, all foreign earnings are subject to U.S. taxation. As a result, the Company repatriated, and expects to continue to repatriate, a substantial portion of its foreign earnings over time, to the extent that the foreign earnings are not restricted by local laws or result in significant incremental costs associated with repatriating the foreign earnings. As of February 3, 2023, the amount of deferred tax liability related to the potential repatriation of foreign earnings was not significant. Further developments in non-U.S. tax jurisdictions and unfavorable changes in non-U.S. tax laws and regulations, such as foreign tax laws enacted in response to the 2017 Tax Act, could result in adverse changes to global taxation and materially affect VMware's financial position, results of operations, or annual effective tax rate.

Tax Agreements with Dell

Pursuant to the Tax Matters Agreement, VMware and Dell agreed to terminate the former tax sharing agreement as amended on December 30, 2019 (the "Tax Sharing Agreement," together with the Tax Matters Agreement and the Letter Agreement (as defined below), the "Tax Agreements"). The Tax Matters Agreement governs the Company's and Dell's respective rights and obligations, both for pre- and post-Spin-Off periods, regarding income and other taxes, and related matters, including tax liabilities and benefits, attributes and returns.

VMware and Dell have agreed to indemnify one another, pursuant to the Tax Matters Agreement, for certain tax liabilities or tax benefits relating to periods prior to the Spin-Off. Amounts due to and due from Dell under the Tax Matters Agreement are included in current and non-current portions of due to related parties and due from related parties, respectively, on the consolidated balance sheets as of the periods presented. Certain adjustments to these amounts that will be recognized in future periods will be recorded with an offset to other income (expense), net on the consolidated statements of income. The actual amount that VMware may receive from or pay to Dell could vary depending on the outcome of tax matters arising from Dell's future tax audits, which may not be resolved for several years.

Amounts due to and due from Dell pursuant to the Tax Matters Agreement as of the periods presented consisted of the following (table in millions):

	February 3, 2023	January 28, 2022
Due from related parties:		
Current	$ 1	$ 6
Non-current	208	199
Due to related parties:		
Current	$ 306	$ 61
Non-current	648	909

As of February 3, 2023 and January 28, 2022, amounts due to Dell pursuant to the Tax Matters Agreement primarily related to the Transition Tax of $445 million and $504 million, respectively, and uncertain tax positions of $285 million and $276 million, respectively. The 2017 Tax Act included a deferral election for an eight-year installment payment method on the Transition Tax. The Company expects to pay the remainder of its Transition Tax as of February 3, 2023 over a period of three years.

VMware has made payments to Dell pursuant to the Tax Agreements. The following table summarizes the payments made during the periods presented (table in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Payments from VMware to Dell, net[1]	$ 49	$ 36	$ 307

[1] Included refunds received from Dell, which were not significant during the year ended February 3, 2023 and $60 million during the year ended January 28, 2022.

Payments from VMware to Dell under the Tax Agreements relate to VMware's portion of federal income taxes on Dell's consolidated tax return, state tax payments for combined states and estimated tax obligation resulting from the Transition Tax. The timing of the tax payments due to and from Dell is governed by the Tax Agreements. VMware's portion of the Transition Tax is governed by a letter agreement between Dell, EMC and VMware executed on April 1, 2019 (the "Letter Agreement").

Prior to the Spin-Off, VMware's portion of federal income taxes on Dell's consolidated tax return differed from the amounts VMware owed on a separate tax return basis and VMware's payments to Dell generally were capped at the amount that VMware would have paid on a separate tax return basis. The difference between the amount of tax calculated on a separate tax return basis and the amount of tax calculated pursuant to the Tax Agreements was recorded as a decrease in additional paid-in capital of $67 million and $46 million, respectively, during the years ended January 28, 2022 and January 29, 2021.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, excluding interest and penalties associated with unrecognized tax benefits, for the periods presented was as follows (table in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Balance, beginning of the year	$ 527	$ 508	$ 479
Tax positions related to current year:			
Additions	70	68	65
Tax positions related to prior years:			
Additions	20	2	12
Reductions	(7)	(10)	(25)
Settlements	(4)	(25)	(14)
Reductions resulting from a lapse of the statute of limitations	(23)	(10)	(14)
Foreign currency effects	(8)	(6)	5
Balance, end of the year	$ 575	$ 527	$ 508

Of the net unrecognized tax benefits, including interest and penalties, $287 million and $242 million were included in income tax payable on the consolidated balance sheets as of February 3, 2023 and January 28, 2022, respectively. Unrecognized tax benefits that VMware and Dell have agreed to indemnify one another for, pursuant to the Tax Matters Agreement as a result of the Spin-Off, are recorded in the non-current portion of due to related parties on the consolidated balance sheets and were $285 million and $276 million as of February 3, 2023 and January 28, 2022, respectively. Approximately $440 million and $397 million, respectively, would, if recognized, benefit VMware's annual effective income tax rate.

VMware includes interest expense and penalties related to income tax matters in the income tax provision. VMware had accrued $75 million and $60 million of interest and penalties associated with unrecognized tax benefits as of February 3, 2023 and January 28, 2022, respectively. Interest and penalties associated with uncertain tax positions included in income tax expense (benefit) were not significant during each of the year ended February 3, 2023, January 28, 2022 and January 29, 2021.

The Dell consolidated group is routinely under audit by the IRS, including for years during which VMware was a part of the Dell-owned EMC consolidated group. All U.S. federal income tax matters have been concluded for years through fiscal 2016 while VMware was part of the Dell-owned EMC consolidated group. The IRS has started its examination of fiscal years 2015 through 2019 for the Dell consolidated group, of which VMware was part beginning with fiscal 2017. In addition, VMware is under corporate income tax audits in various states and non-U.S. jurisdictions. Pursuant to the Tax Agreements, when VMware becomes subject to federal tax audits for periods during which it was a member of Dell's consolidated group, Dell has the authority to control the audit and represent Dell's and VMware's interests to the IRS.

Open tax years subject to examinations for larger non-U.S. jurisdictions vary beginning in 2008. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. When considering the outcomes and the timing of tax examinations, the expiration of statutes of limitations for specific jurisdictions, or the timing and result of ruling requests from taxing authorities, it is reasonably possible that total unrecognized tax benefits could be potentially reduced by approximately $15 million within the next 12 months.

P. Stockholders' Equity (Deficit)

Special Dividend

On November 1, 2021, VMware paid an $11.5 billion Special Dividend, pro rata, to each of the holders of Class A Stock and Class B Stock as of the Record Date. The Special Dividend was recorded as a reduction to retained earnings and then to additional paid-in capital until each of the respective balances were reduced to zero. The remaining amount was recorded to accumulated deficit. Automatically as a result of the Spin-Off, each share of Class B Stock converted into one fully paid and non-assessable share of Class A Stock and Class A Stock became, and remains, the sole outstanding class of VMware's common stock. Refer to Note A for more information regarding the Spin-Off.

Equity awards that were outstanding at the time of the Special Dividend were adjusted pursuant to existing anti-dilution provisions in the Company's stock plan documents that provide for equitable adjustments to be determined by VMware's Compensation Committee in the event of an extraordinary cash dividend. A conversion ratio based on the per share dividend amount and VMware's closing stock price on November 1, 2021 was used to adjust the equity awards outstanding at the time of the Special Dividend. The anti-dilution adjustments to awards proportionately increased the number of outstanding restricted stock units and stock options and reduced the exercise prices of outstanding stock options by a conversion ratio of 1.2191, resulting in an increase of 4.2 million restricted stock units and stock options. The adjustments did not result in incremental stock-based compensation expense as the anti-dilutive adjustments were required by the Company's equity incentive plan.

VMware Equity Plan

In June 2007, VMware adopted its 2007 Equity and Incentive Plan (the "2007 Plan"). On July 23, 2021, VMware amended its 2007 Plan to increase the number of shares available for issuance by 15.0 million shares of Class A Stock. As of February 3, 2023, 183.7 million shares have been authorized for issuance or substituted in the course of business combinations pursuant to the terms of the 2007 Plan since its inception, including 16.6 million shares that were automatically added pursuant to the anti-dilution provisions of the 2007 Plan triggered by payments of the special dividend during fiscal 2019 and fiscal 2022 (the "Anti-Dilution Adjustment").

Awards under the 2007 Plan may be in the form of stock-based awards, such as restricted stock, or stock options. VMware's Compensation Committee determines the vesting schedule for all equity awards. Generally, restricted stock grants made under the 2007 Plan have a three-year to four-year period over which they vest and vest 25% the first year and semi-annually thereafter. The per share exercise price for a stock option awarded under the 2007 Plan shall not be less than 100% of the per share fair market value of Class A Stock on the date of grant. Options granted under the 2007 Plan vest 25% after the first year and monthly thereafter over the following three years and expire between six and seven years from the date of grant. VMware utilizes both authorized and unissued shares to satisfy all shares issued under the 2007 Plan. As of February 3, 2023, there was an aggregate of 29.3 million shares of common stock available for issuance pursuant to future grants under the 2007 Plan, including 9.5 million shares included in the Anti-Dilution Adjustment.

VMware Stock Repurchases

VMware purchases stock from time to time in open market transactions, subject to market conditions. The timing of any repurchases and the actual number of shares repurchased will depend on a variety of factors, including VMware's stock price, cash requirements for operations and business combinations, corporate, legal and regulatory requirements and other market and economic conditions. VMware is not obligated to purchase any shares under its stock repurchase programs. Purchases may be discontinued at any time VMware believes additional purchases are not warranted. All shares repurchased under VMware's stock repurchase programs are retired. As of February 3, 2023, the cumulative authorized amount remaining for stock repurchases was $1.6 billion. In connection with its entry into the Merger Agreement, VMware suspended its stock repurchase program during the second quarter of fiscal 2023.

The following table summarizes stock repurchase authorizations approved by VMware's board of directors, which were open or completed during the years ended February 3, 2023, January 28, 2022 and January 29, 2021 (amounts in table in millions):

Announcement Date	Amount Authorized	Expiration Date	Status
October 7, 2021[1]	$ 2,000	February 2, 2024	Suspended
July 15, 2020	1,000	January 28, 2022	Terminated[2]
May 29, 2019	1,500	January 28, 2022[3]	Completed in fiscal 2022

Form 10-K

[1] The October 2021 authorization was effective as of November 1, 2021.

[2] The July 2020 authorization, under which $183 million remained unpurchased, was terminated on November 1, 2021.

[3] In July 2020, VMware's Board of Directors extended its authorization of the existing stock repurchase program through January 28, 2022.

The following table summarizes stock repurchase activity during the periods presented (aggregate purchase price in millions, shares in thousands):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Aggregate purchase price[1]	$ 89	$ 1,169	$ 945
Class A Stock repurchased	803	8,197	6,944
Weighted-average price per share	$ 111.33	$ 142.61	$ 136.13

[1] The aggregate purchase price of repurchased shares is classified as a reduction to additional paid-in capital until the balance is reduced to zero and the excess is recorded as a reduction to retained earnings (accumulated deficit).

VMware Restricted Stock

Restricted stock primarily consists of RSU awards granted to employees. The value of an RSU grant is based on VMware's stock price on the date of the grant. The shares underlying the RSU awards are not issued until the RSUs vest. Upon vesting, each RSU converts into one share of Class A Stock.

Restricted stock also includes PSU awards granted to certain VMware executives and employees. PSU awards have performance conditions and a service-based vesting component. Upon vesting, PSU awards convert into Class A Stock at various ratios ranging from 0.1 to 2.0 shares per PSU, depending upon the degree of achievement of the performance-based targets designated by each award. If minimum performance thresholds are not achieved, then no shares are issued.

The following table summarizes restricted stock activity for the periods presented (units in thousands):

	Number of Units	Weighted-Average Grant Date Fair Value (per unit)
Outstanding, January 31, 2020	17,474	$ 128.38
Granted	11,201	149.63
Vested	(8,296)	114.59
Forfeited	(2,589)	137.55
Outstanding, January 29, 2021	17,790	147.46
Granted	12,400	141.46
Special Dividend adjustment	4,068	n/a
Vested	(7,593)	134.00
Forfeited	(3,663)	146.13
Outstanding, January 28, 2022	23,002	123.06
Granted	13,916	114.79
Vested	(9,327)	124.33
Forfeited	(4,069)	122.66
Outstanding, February 3, 2023	23,522	117.73

As of February 3, 2023, the 23.5 million units outstanding included 22.5 million of RSUs and 1.0 million of PSUs. The above table includes RSUs issued for outstanding unvested RSUs in connection with business combinations.

Restricted stock that was expected to vest as of February 3, 2023 was as follows (units in thousands, aggregate intrinsic value in millions):

	Number of Units	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[1]
Expected to vest..	20,561	1.11	$ 2,504

[1] The aggregate intrinsic value represented the total pre-tax intrinsic values based on VMware's closing stock price of $121.77 as of February 3, 2023, which would have been received by the restricted stock holders had the restricted stock been issued as of February 3, 2023.

The aggregate vesting date fair value of restricted stock that vested was $1.1 billion during each of the years ended February 3, 2023, January 28, 2022 and January 29, 2021. As of February 3, 2023, restricted stock representing 23.5 million shares of Class A Stock were outstanding, with an aggregate intrinsic value of $2.9 billion based on VMware's closing stock price as of February 3, 2023.

VMware Employee Stock Purchase Plan

In June 2007, VMware adopted its 2007 Employee Stock Purchase Plan (the "ESPP"), which is intended to be qualified under Section 423 of the Internal Revenue Code. On June 25, 2019 and July 23, 2021, VMware amended its ESPP to increase the number of shares authorized for issuance by 9.0 million shares and 5.0 million shares of Class A Stock, respectively. As of February 3, 2023, the number of authorized shares under the ESPP was 37.3 million shares. Under the ESPP, eligible VMware employees are granted options to purchase shares at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. The option period is generally twelve months and includes two embedded six-month option periods. Options are exercised at the end of each embedded option period. If the fair market value of the stock is lower on the first day of the second embedded option period than it was at the time of grant, then the twelve-month option period expires and each participant is granted a new twelve-month option. As of February 3, 2023, 12.8 million shares of Class A Stock were available for issuance under the ESPP. In connection with its entry into the Merger Agreement, VMware suspended its 2007 Employee Stock Purchase Plan effective September 1, 2022.

The following table summarizes ESPP activity for VMware during the periods presented (cash proceeds in millions, shares in thousands):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Cash proceeds..	$ 240	$ 236	$ 207
Class A Stock purchased..	2,418	2,116	2,025
Weighted-average price per share...	$ 99.10	$ 111.31	$ 102.44

As of January 28, 2022, $112 million of ESPP withholdings were recorded as a liability in accrued expenses and other on the consolidated balance sheets for the purchase that occurred on February 28, 2022.

Form 10-K

VMware Stock Options

The following table summarizes stock option activity for VMware during the periods presented (shares in thousands):

	Number of Shares	Weighted-Average Exercise Price (per share)
Outstanding, January 31, 2020	2,615	$ 56.58
Granted	31	43.20
Forfeited	(156)	70.75
Exercised	(1,247)	52.34
Outstanding, January 29, 2021	1,243	58.68
Granted	4	97.91
Special Dividend adjustment	147	n/a
Forfeited	(104)	63.73
Exercised	(604)	57.19
Outstanding, January 28, 2022	686	46.95
Granted	—	—
Forfeited	(28)	50.66
Exercised	(241)	42.21
Outstanding, February 3, 2023	417	49.43

 Options granted during the periods presented relate to unvested stock options assumed in business combinations, and as a result, the weighted-average exercise price per share may vary from the VMware stock price at time of grant.

The stock options outstanding as of February 3, 2023 had an aggregate intrinsic value of $30 million based on VMware's closing stock price as of February 3, 2023.

Options outstanding that were exercisable and that had vested and were expected to vest as of February 3, 2023 was as follows (outstanding options in thousands, aggregate intrinsic value in millions):

	Outstanding Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[1]
Exercisable	413	$ 49.26	4.44	$ 30
Vested and expected to vest	417	49.43	4.46	30

[1] The aggregate intrinsic values represented the total pre-tax intrinsic values based on VMware's closing stock price of $121.77 as of February 3, 2023, which would have been received by the option holders had all in-the-money options been exercised as of that date.

The total grant date fair value of stock options that vested during the years ended February 3, 2023, January 28, 2022 and January 29, 2021 was not significant, $26 million and $92 million, respectively.

The stock options exercised during the years ended February 3, 2023, January 28, 2022 and January 29, 2021 had a pre-tax intrinsic value of $18 million, $55 million and $111 million, respectively.

VMware Shares Repurchased for Tax Withholdings

During the years ended February 3, 2023, January 28, 2022 and January 29, 2021, VMware repurchased 3.3 million, 2.6 million and 3.0 million, respectively, of Class A Stock, for $386 million, $378 million and $413 million, respectively, to cover tax withholding obligations in connection with such equity awards. These amounts may differ from the amounts of cash remitted for tax withholding obligations on the consolidated statements of cash flows due to the timing of payments. Pursuant to the respective award agreements, these shares were withheld in conjunction with the net share settlement upon the vesting of RSUs and PSUs during the period. The value of the withheld shares was classified as a reduction to additional paid-in capital.

Net Excess Tax Benefits (Tax Deficiencies)

Net excess tax benefits or tax deficiencies recognized in connection with stock-based awards are included in income tax provision on the consolidated statements of income. Net tax deficiencies recognized were not material during the year ended February 3, 2023. Net excess tax benefits recognized were $17 million and $41 million during the years ended January 28, 2022 and January 29, 2021, respectively.

Stock-Based Compensation

The following table summarizes the components of total stock-based compensation included in VMware's consolidated statements of income during the periods presented (table in millions):

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Cost of license revenue	$ 1	$ 1	$ 1
Cost of subscription and SaaS revenue	25	21	19
Cost of services revenue	106	92	99
Research and development	616	528	524
Sales and marketing	376	302	322
General and administrative	166	131	157
Stock-based compensation	1,290	1,075	1,122
Income tax benefit	(213)	(202)	(231)
Total stock-based compensation, net of tax	$ 1,077	$ 873	$ 891

As of February 3, 2023, the total unrecognized compensation cost for stock options and restricted stock was $1.9 billion and will be recognized through fiscal 2028 with a weighted-average remaining period of 1.3 years. Stock-based compensation related to equity awards held by VMware employees is recognized on VMware's consolidated statements of income over the awards' requisite service periods.

Fair Value of VMware Stock Options

The fair value of each option to acquire Class A Stock granted during the periods presented was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended		
Stock Options	February 3, 2023	January 28, 2022	January 29, 2021
Dividend yield	n/a	None	None
Expected volatility	n/a	35.0 %	38.8 %
Risk-free interest rate	n/a	0.3 %	0.4 %
Expected term (in years)	n/a	2.9	2.6
Weighted-average fair value at grant date	n/a	$ 62.99	$ 102.55
Employee Stock Purchase Plan			
Dividend yield	None	None	None
Expected volatility	29.7 %	36.5 %	36.1 %
Risk-free interest rate	0.7 %	0.1 %	1.0 %
Expected term (in years)	0.7	0.7	0.7
Weighted-average fair value at grant date	$ 28.68	$ 37.95	$ 33.60

The weighted-average grant date fair value of stock options can fluctuate from period to period primarily due to higher valued options through business combinations with exercise prices lower than the fair market value of VMware's stock on the date of grant.

Form 10-K

For equity awards granted under the VMware equity plan, volatility was based on an analysis of historical stock prices and implied volatility of Class A Stock. The expected term was based on historical exercise patterns and post-vesting termination behavior, the term of the option period for grants made under the ESPP, or the weighted-average remaining term for options assumed in acquisitions. VMware's expected dividend yield input was zero as the Company has not historically paid, nor expects in the future to pay, regular dividends on its common stock. The risk-free interest rate was based on a U.S. Treasury instrument whose term is consistent with the expected term of the stock options.

Q. Segment Information

VMware operates in one reportable operating segment; thus, all required financial segment information is included in the consolidated financial statements. An operating segment is defined as the component of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in order to allocate resources and assess performance. VMware's chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Revenue by type during the periods presented was as follows (table in millions):

| | For the Year Ended | | |
	February 3, 2023	January 28, 2022	January 29, 2021
Revenue:			
License	$ 2,835	$ 3,128	$ 3,033
Subscription and SaaS	4,012	3,205	2,587
Total license and subscription and SaaS	6,847	6,333	5,620
Services:			
Software maintenance	5,281	5,356	5,105
Professional services	1,222	1,162	1,042
Total services	6,503	6,518	6,147
Total revenue	$ 13,350	$ 12,851	$ 11,767

Revenue by geographic area during the periods presented was as follows (table in millions):

| | For the Year Ended | | |
	February 3, 2023	January 28, 2022	January 29, 2021
United States	$ 6,528	$ 6,232	$ 5,878
International	6,822	6,619	5,889
Total	$ 13,350	$ 12,851	$ 11,767

Revenue by geographic area is based on the ship-to addresses of VMware's customers. No individual country other than the U.S. accounted for 10% or more of revenue during each of the years ended February 3, 2023, January 28, 2022 and January 29, 2021.

Long-lived assets by geographic area, which primarily include property and equipment, net, as of the periods presented were as follows (table in millions):

	February 3, 2023	January 28, 2022
United States	$ 840	$ 882
International	261	241
Total	$ 1,101	$ 1,123

As of February 3, 2023, the U.S. and India each accounted for more than 10% of these assets, with India accounting for 13% of these assets. No individual country other than the U.S. accounted for 10% or more of these assets as of January 28, 2022.

VMware's product and service solutions are helping customers in the following areas:

- Application Modernization

- Cloud Management

- Cloud Infrastructure

- Networking

- Security

- Anywhere Workspace

VMware develops and markets product and service offerings within each of these areas. Additionally, synergies are leveraged across these areas. VMware's products and services from each area may also be bundled as part of an enterprise agreement arrangement or packaged together and sold as a solution. Accordingly, it is not practicable to determine revenue by each of the areas described above.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation required by the Securities Exchange Act of 1934, amended (the "Exchange Act"), under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Management has assessed the effectiveness of our internal control over financial reporting as of February 3, 2023 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of February 3, 2023, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The effectiveness of our internal control over financial reporting as of February 3, 2023 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the most recent fiscal quarter ended February 3, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

ITEM 9B.   OTHER INFORMATION

None

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We will furnish to the Securities and Exchange Commission a definitive Proxy Statement no later than 120 days after the close of the fiscal year ended February 3, 2023. The information required by this item is incorporated herein by reference to the Proxy Statement. Also see "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K.

We have a code of ethics that applies to all of our employees, including our executive officers. Our Business Conduct Guidelines (available on our website) satisfy the requirements set forth in Item 406 of Regulation S-K and apply to all relevant persons set forth therein. We intend to disclose on our website at www.vmware.com amendments to, and, if applicable, waivers of, our code of ethics.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the section of our Proxy Statement entitled "Compensation Discussion and Analysis," "Compensation of Executive Officers" (excluding the information under the subheading "Pay Versus Performance") and "Compensation Committee Report."

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the section of our Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the section of our Proxy Statement entitled "Board of Directors" and "Transactions with Related Persons."

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section of our Proxy Statement entitled "Ratification of Selection of Independent Auditor."

Form 10-K

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this Annual Report on Form 10-K:

1.   *Financial Statements*: The information relating to our financial statements, and Report of Independent Registered Public Accounting Firm required by this Item is filed as part of this Annual Report on Form 10-K in Item 8, entitled "Financial Statements and Supplementary Data."

2.   *Financial Statement Schedule*: Schedule II Valuation and Qualifying Accounts is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

3.   *Exhibits:* The exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Agreement and Plan of Merger, dated as of May 26, 2022, by and among VMware, Inc., Broadcom Inc., Verona Holdco, Inc., Verona Merger Sub, Inc., Barcelona Merger Sub 2, Inc. and Barcelona Merger Sub 3, LLC	8-K	001-33622	2.1	5/26/22
3.1	Amended and Restated Certificate of Incorporation	8-K	001-33622	3.1	11/4/22
3.2	Amended and Restated Bylaws	8-K	001-33622	3.2	11/1/21
4.1	Form of Specimen Common Stock Certificate	S-1/A-4	333-142368	4.1	7/27/07
4.2	Indenture by and between VMware and The Bank of New York Mellon Trust company, N.A., as trustee, dated August 21, 2017	8-K	001-33622	4.1	8/21/17
4.3	Third Supplemental Indenture by and between VMware and The Bank of New York Mellon Trust Company, N.A., as trustee, dated August 21, 2017	8-K	001-33622	4.4	8/21/17
4.4	Fourth Supplemental Indenture, by and between VMware and The Bank of New York Mellon Trust Company, N.A., as trustee, dated April 7, 2020	8-K	001-33622	4.2	4/7/20
4.5	Fifth Supplemental Indenture, by and between VMware and The Bank of New York Mellon Trust Company, N.A., as trustee, dated April 7, 2020	8-K	001-33622	4.3	4/7/20
4.6	Sixth Supplemental Indenture, by and between VMware and The Bank of New York Mellon Trust Company, N.A., as trustee, dated April 7, 2020	8-K	001-33622	4.4	4/7/20
4.7	Seventh Supplemental Indenture, by and between VMware and The Bank of New York Mellon Trust Company, N.A., as trustee, dated August 2, 2021	8-K	001-33622	4.2	8/2/21
4.8	Eighth Supplemental Indenture, by and between VMware and The Bank of New York Mellon Trust Company, N.A., as trustee, dated August 2, 2021	8-K	001-33622	4.3	8/2/21
4.9	Ninth Supplemental Indenture, by and between VMware and The Bank of New York Mellon Trust Company, N.A., as trustee, dated August 2, 2021	8-K	001-33622	4.4	8/2/21
4.10	Tenth Supplemental Indenture, by and between VMware and The Bank of New York Mellon Trust Company, N.A., as trustee, dated August 2, 2021	8-K	001-33622	4.5	8/2/21
4.11	Eleventh Supplemental Indenture, by and between VMware and The Bank of New York Mellon Trust Company, N.A., as trustee, dated August 2, 2021	8-K	001-33622	4.6	8/2/21
4.12	Description of VMware, Inc.'s securities	10-K	001-33622	4.12	3/24/22
10.1+	Amended and Restated 2007 Equity and Incentive Plan, as amended November 1, 2021	10-K	001-33622	10.1	3/24/22
10.2+	Amended and Restated 2007 Employee Stock Purchase Plan, as amended November 1, 2021	10-K	001-33622	10.2	3/24/22

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.3+	Non-Qualified Deferred Compensation Plan, effective as of January 1, 2014	10-K	001-33622	10.26	2/25/14
10.4+	Non-Qualified Deferred Compensation Plan Adoption Agreement, amended and restated as of January 1, 2020	10-K	001-33622	10.18	3/26/20
10.5+	Executive Bonus Program, as amended April 21, 2022	10-Q	001-33622	10.1	6/3/22
10.6+	Executive Severance Plan, amended November 1, 2021	10-K	001-33622	10.6	3/24/22
10.7+	Change in Control Retention Plan, as amended and restated April 21, 2022	10-Q	001-33622	10.2	6/3/22
10.8+	Form of Indemnification Agreement for VMware, Inc. Directors and Executive Officers, as amended and restated April 29, 2022	10-Q	001-33622	10.3	6/3/22
10.9+	Form of Restricted Stock Unit Agreement, as amended November 1, 2021	10-K	001-33622	10.9	3/24/22
10.10+	Form of Performance Stock Unit Agreement, as amended November 1, 2021	10-K	001-33622	10.10	3/24/22
10.11+	Form of TSR Performance Stock Unit Agreement dated October 2021	10-Q	001-33622	10.3	12/3/21
10.12+	Letter Agreement between VMware, Inc. and Rangarajan (Raghu) Raghuram dated May 11, 2021	8-K	001-33622	10.1	5/12/21
10.13+	Letter Agreement between VMware, Inc. and Sumit Dhawan dated May 11, 2021	8-K	001-33622	10.2	5/12/21
10.14	Amended and Restated Ground Lease between VMware, Inc. and the Board of Trustees of the Leland Stanford Junior University dated June 13, 2011 (3431 Hillview Campus)	10-Q	001-33622	10.25	8/3/11
10.15	Ground Lease between 3401 Hillview LLC and the Board of Trustees of the Leland Stanford Junior University dated as of February 2, 2006	10-Q	001-33622	10.26	8/3/11
10.16	Third Amendment to Ground Lease by and between the Board of Trustees of the Leland Stanford Junior University and 3401 Hillview LLC dated as of January 1, 2014	10-Q	001-33622	10.30	5/1/14
10.17	Governance Letter Agreement, dated as of July 1, 2018, by and between VMware, Inc. and Dell Technologies Inc.	8-K	001-33622	10.1	7/2/18
10.18	Governance Letter Agreement Amendment, dated as of November 1, 2021, by and between VMware, Inc. and Dell Technologies Inc.	8-K	001-33622	10.5	11/1/21
10.19	Letter Agreement between VMware, Inc., Dell Technologies Inc. and EMC Corporation dated April 1, 2019, in connection with the parties' Amended and Restated Tax Sharing Agreement dated September 6, 2016	10-Q	001-33622	10.32	6/10/19
10.20	Tax Matters Agreement, dated as April 14, 2021, by and between Dell Technologies Inc. and VMware, Inc.	8-K	001-33622	10.1	4/14/21
10.21	Separation and Distribution Agreement, dated as April 14, 2021, by and between Dell Technologies Inc. and VMware, Inc.	8-K	001-33622	2.1	4/14/21
10.22	Letter Agreement, dated as of November 1, 2021, by and between VMware, Inc. and Dell Technologies Inc.	8-K	001-33622	10.6	11/1/21
10.23	Commercial Framework Agreement, dated as of November 1, 2021, by and between VMware, Inc. and Dell Technologies Inc.	8-K	001-33622	10.1	11/1/21
10.24	Stockholders Agreement, dated as of November 1, 2021, by and among VMware, Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, SL SPV-2, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., Silver Lake Partners V DE (AIV), L.P., Silver Lake Group, L.L.C. and Silver Lake Technology Investors V, L.P.	8-K	001-33622	10.2	11/1/21

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.25	Registration Rights Agreement, dated as of November 1, 2021, by and among VMware, Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, SL SPV-2, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., Silver Lake Partners V DE (AIV), L.P., Silver Lake Group, L.L.C. and Silver Lake Technology Investors V, L.P.	8-K	001-33622	10.3	11/1/21
10.26	Covenant Not to Sue and Release Agreement, dated as of November 1, 2021, by and between VMware, Inc. and Dell Technologies Inc.	8-K	001-33622	10.4	11/1/21
10.27	Term Loan Credit Agreement, dated as of September 2, 2021, among VMware, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities LLC, BofA Securities, Inc., Barclays Bank PLC and Citibank, N.A., as Joint Lead Arrangers and Joint Bookrunners, Bank of America, N.A., as Syndication Agent and Barclays Bank PLC and Citibank, N.A., as Co-Documentation Agents	10-Q	001-33622	10.3	9/3/21
21*	List of subsidiaries				
23*	Consent of PricewaterhouseCoopers LLP				
24	Power of Attorney (included on the signature page hereto)				
31.1*	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1‡	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2‡	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				
101.SCH*	Inline XBRL Taxonomy Extension Schema				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase				
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document (included in Exhibit 101)				

+ Indicates management contract or compensatory plan or arrangement

* Filed herewith

‡ Furnished herewith

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VMWARE, INC.

Dated: March 28, 2023   By: /s/ Rangarajan (Raghu) Raghuram

Rangarajan (Raghu) Raghuram
Chief Executive Officer

Dated: March 28, 2023   By: /s/ Pebbie Verdecanna

Pebbie Verdecanna
Chief Accounting Officer
(Principal Accounting Officer)

Form 10-K

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Rangarajan (Raghu) Raghuram, Amy Olli and Zane Rowe, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the Registrant in the capacities indicated and on the dates indicated.

Date	Signature	Title
March 28, 2023	/s/ Rangarajan (Raghu) Raghuram **Rangarajan (Raghu) Raghuram**	Chief Executive Officer and Director *(Principal Executive Officer)*
March 28, 2023	/s/ Zane Rowe **Zane Rowe**	Chief Financial Officer and Executive Vice President *(Principal Financial Officer)*
March 28, 2023	/s/ Michael Dell **Michael Dell**	Chairman
March 28, 2023	/s/ Nicole Anasenes **Nicole Anasenes**	Director
March 28, 2023	/s/ Anthony Bates **Anthony Bates**	Director
March 28, 2023	/s/ Marianne Brown **Marianne Brown**	Director
March 28, 2023	/s/ Michael Brown **Michael Brown**	Director
March 28, 2023	/s/ Kenneth Denman **Kenneth Denman**	Director
March 28, 2023	/s/ Egon Durban **Egon Durban**	Director
March 28, 2023	/s/ Karen Dykstra **Karen Dykstra**	Director
March 28, 2023	/s/ Paul Sagan **Paul Sagan**	Director

VMWARE, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in millions)

Tax Valuation Allowance	Balance at Beginning of Period	Tax Valuation Allowance Charged to Income Tax Provision	Tax Valuation Allowance Credited to Other Accounts	Tax Valuation Allowance Credited to Income Tax Provision	Balance at End of Period
Year ended February 3, 2023 income tax valuation allowance	$ 471	$ 79	$ —	$ (55)	$ 495
Year ended January 28, 2022 income tax valuation allowance	366	70	57	(22)	471
Year ended January 29, 2021 income tax valuation allowance	332	58	(1)	(23)	366

Form 10-K

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Rangarajan (Raghu) Raghuram, certify that:

1. I have reviewed this annual report on Form 10-K of VMware, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   i. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   ii. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   iii. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   iv. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   i. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   ii. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2023

By: /s/ Rangarajan (Raghu) Raghuram

Rangarajan (Raghu) Raghuram
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Zane Rowe, certify that:

1. I have reviewed this annual report on Form 10-K of VMware, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   i. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   ii. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   iii. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   iv. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   i. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   ii. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2023

By: /s/ Zane Rowe

Zane Rowe
Chief Financial Officer and Executive Vice President
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Rangarajan (Raghu) Raghuram, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge, the Annual Report of VMware, Inc. on Form 10-K for the fiscal year ended February 3, 2023 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of VMware, Inc.

Date: March 28, 2023

By: /s/ Rangarajan (Raghu) Raghuram
        Rangarajan (Raghu) Raghuram
        Chief Executive Officer
        (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Zane Rowe, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge, the Annual Report of VMware, Inc. on Form 10-K for the fiscal year ended February 3, 2023 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of VMware, Inc.

Date: March 28, 2023

By: /s/ Zane Rowe
        Zane Rowe
        Chief Financial Officer and Executive Vice President
        (Principal Financial Officer)

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